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Letter to Stockholders Turqi Alnowaiser BOARD CHAIRMAN Dear Stockholders, As we approach this year’s annual meeting, I'd like to reflect on our progress over the last year and share an update on our strategic priorities as we continue building a company positioned for long-term success. Leadership for the Next Chapter One of the Board’s most important responsibilities is to ensure Lucid has the right leadership to guide the company through its next stage of growth. Following a comprehensive global search, we have appointed Silvio Napoli as Lucid’s next CEO. Silvio brings extensive experience leading global, technology-driven organizations, with a proven history in manufacturing excellence, growth, and customer service. We are confident in his ability to lead Lucid as we accelerate toward profitable growth and shareholder value creation. We also thank Marc Winterhoff for his leadership during this transition and are pleased he will continue serving as COO upon Silvio assuming the CEO role. I'm confident our expanded leadership team and continuity will benefit Lucid and shareholders as we execute against our strategy. Path to Profitability We have taken important steps to strengthen our balance sheet and support our path to scale and profitability. Lucid has reinforced its capital position and formed new, capital-efficient strategic partnerships that accelerate our speed to market. While we continue to navigate a dynamic environment, our focus remains on disciplined execution, expanding the reach of the award- winning Lucid Air and Lucid Gravity, thoughtful capital allocation, and building a resilient business. Software-enabled innovation, autonomy, and broader mobility applications also represent emerging and promising opportunities. Looking Forward As we prepare our new Midsize vehicles designed for scale and efficiency, we believe these products will propel Lucid into higher volume premium segments of the global automotive market. Backed by a clear vision, differentiated technology, and strong leadership, it's clear Lucid has a bright future ahead. We believe our industry-leading innovation, new products and expanding revenue opportunities will position Lucid for long-term success. On behalf of the Board, thank you for your continued trust and support. Sincerely, Turqi Alnowaiser Chairman of the Board TABLE OF CONTENTS

Lucid Group, Inc. Notice of Annual Meeting of Stockholders to Be Held on June 4, 2026 April 23, 2026 Dear Stockholder: You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the “Annual Meeting”) of Lucid Group, Inc., a Delaware corporation (“we,” “us,” “Lucid Group,” “Lucid” or the “Company”). The Annual Meeting will be held virtually on June 4, 2026 at 9:00 a.m. (Pacific Time) to consider and vote on the following proposals: 1. To elect the nine nominees to serve as directors, to hold office until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal; 2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; 3. To approve, on an advisory basis, the compensation for our named executive officers; 4. To approve the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan; and 5. To conduct such other business as may properly come before the Annual Meeting or any adjournment thereof. These items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting of Stockholders (the “Proxy Statement”). The record date for the Annual Meeting is April 6, 2026 (the “Record Date”). Only stockholders of record of shares of our Class A common stock, par value $0.0001 per share, shares of our Series A convertible preferred stock, par value $0.0001 per share, or shares of our Series B convertible preferred stock, par value $0.0001 per share at the close of business on the Record Date may vote at the Annual Meeting or any postponement or adjournment thereof. You will be able to attend the Annual Meeting remotely by registering at www.proxydocs.com/LCID. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions. As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Important Notice Regarding the Availability of Proxy Materials. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on June 4, 2026 at 9:00 a.m. (Pacific Time) via the internet at www.proxydocs.com/LCID The Proxy Statement and the Company’s Annual Report to Stockholders are available at: www.proxydocs.com/ LCID. We have determined that the Annual Meeting will be held in a virtual meeting format only, via the internet. If you plan to participate in the virtual meeting, please see the Questions and Answers section below. Stockholders will be able to attend, vote and submit questions (both before, and for a portion of, the meeting) via the internet. In the event of an adjournment, postponement or emergency that may change the Annual Meeting’s time or date, we will make an announcement, issue a press release or post information at www.lucidmotors.com to notify stockholders, as appropriate. If you have any questions or need assistance in voting your shares, please write to Lucid Investor Relations at 7373 Gateway Boulevard, Newark, CA 94560 or by email at investor@lucidmotors.com. TABLE OF CONTENTS

Brian K. Tomkiel General Counsel & Corporate Secretary Newark, California ALL STOCKHOLDERS ARE CORDIALLY INVITED TO VIRTUALLY ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD, OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THOSE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE AT THE ANNUAL MEETING IF YOU ATTEND. TABLE OF CONTENTS

Table of Contents Page Questions and Answers About These Proxy Materials and Voting 1 Proposal No. 1: Election of Directors 9 Information Regarding the Board of Directors and Corporate Governance 15 Report of the Audit Committee of the Board of Directors 23 Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm 24 Proposal No. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers 26 Proposal No. 4: Approval of the Amendment and Restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan 28 Equity Compensation Plan Information 30 Executive Officers 39 Compensation Discussion and Analysis 42 Compensation and Human Capital Committee Report 62 2025 Summary Compensation Table 63 Page Grants of Plan-Based Awards 65 Outstanding Equity Awards at Fiscal Year-End 67 Option Exercises and Stock Vested 69 Potential Payments Upon Termination or Change in Control 70 Director Compensation 72 CEO Pay Ratio 74 Pay Versus Performance 75 Security Ownership of Certain Beneficial Owners and Management 79 Certain Relationships and Related Party Transactions 82 Householding of Proxy Materials; Availability of Annual Report 87 Other Matters 87 Annex A — Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan A-1 Annex B — GAAP Reconciliation B-1 TABLE OF CONTENTS

Questions and Answers About These Proxy Materials and Voting WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS? Pursuant to the “Notice and Access” rules adopted by the Securities and Exchange Commission (the “SEC”), we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending an Important Notice Regarding the Availability of Proxy Materials (the “Proxy Availability Notice”) to our stockholders of record as of April 6, 2026. All stockholders will have the ability to access the proxy materials on the website referred to in the Proxy Availability Notice free of charge or request to receive a printed set of the proxy materials for the Annual Meeting. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Proxy Availability Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce our printing and mailing costs. We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about April 23, 2026. WHY ARE YOU HAVING A VIRTUAL ANNUAL MEETING? We believe that a virtual Annual Meeting allows for participation by a broader group of stockholders and reduces the costs to stockholders associated with holding an in-person meeting. HOW CAN I ATTEND THE VIRTUAL ANNUAL MEETING? The Annual Meeting will be held on June 4, 2026 at 9:00 a.m. (Pacific Time) via live webcast. Only stockholders of record and beneficial owners of shares of our Class A common stock, par value $0.0001 per share (the “Common Stock”), together with stockholders of record and beneficial owners of shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”), and stockholders of record and beneficial owners of shares of our Series B convertible preferred stock, par value $0.0001 per share (the “Series B Convertible Preferred Stock,” and together with the Series A Convertible Preferred Stock, the “Convertible Preferred Stock”) (who vote on an as converted to Common Stock basis), as of the close of business on April 6, 2026, the Record Date, may participate in the Annual Meeting, including voting and asking questions. In order to attend the Annual Meeting, you must register at www.proxydocs.com/LCID. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions. As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Proxy Availability Notice. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. If you are having trouble registering online, please use the link “Having trouble registering” at the bottom of the registration page to access the FAQ or email DSMsupport@BetaNXT.com. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials. CAN I ASK QUESTIONS AT THE VIRTUAL ANNUAL MEETING? Stockholders of record and beneficial owners of our Common Stock or Convertible Preferred Stock as of our Record Date who attend and participate in our virtual Annual Meeting will have an opportunity to submit questions live via the internet during a designated portion of the meeting. These stockholders may also submit a question in advance of the Annual Meeting by registering at www.proxydocs.com/LCID. In both cases, stockholders must have available their control number provided on their proxy card, voting instruction form, or Proxy Availability Notice. TABLE OF CONTENTS 2026 Proxy Statement 1

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY AVAILABILITY NOTICE? If you receive more than one Proxy Availability Notice, your shares may be registered at the same address but in more than one name or in different accounts. Please follow the voting instructions on each Proxy Availability Notice to ensure that all of your shares are voted. WILL I RECEIVE ANY OTHER PROXY MATERIALS BY MAIL? We may send you a proxy card, along with a Proxy Availability Notice, by mail on or after April 23, 2026. WHO CAN VOTE AT THE ANNUAL MEETING? Only stockholders of record of our Common Stock or Convertible Preferred Stock at the close of business on the Record Date of April 6, 2026 will be entitled to vote at the Annual Meeting. On the Record Date, there were 330,144,675 shares of Common Stock outstanding and entitled to vote, and 100,000 shares of Series A Convertible Preferred Stock and 75,000 shares of Series B Convertible Preferred Stock outstanding and entitled to vote, which are convertible, in the aggregate, into 53,132,446 shares of Common Stock. Accordingly, on the Record Date, the stockholders of our Common Stock and Convertible Preferred Stock are entitled to an aggregate of 383,277,121 votes in respect of such shares of Common Stock and Convertible Preferred Stock (on an as converted to Common Stock basis). Stockholder of Record: Shares Registered in Your Name If, on April 6, 2026, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company or on the Company’s stock ledger, then you are a stockholder of record. As a stockholder of record of Common Stock or Convertible Preferred Stock, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet as instructed below (see “How do I vote?”) or complete, date, sign and return the proxy card mailed to you to ensure your vote is counted. Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Nominee If, on April 6, 2026, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, but not directly in your name, then you are the beneficial owner of shares held in “street name” and the Proxy Availability Notice is being forwarded to you by the organization that holds your account. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. You may attend and vote at the Annual Meeting by registering as instructed above (see “How can I attend the virtual Annual Meeting?”). WHAT AM I VOTING ON? There are four matters scheduled for a vote: ■ Election of directors; ■ Ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; ■ Approval, on an advisory basis, of the compensation of our named executive officers; and ■ Approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. WHAT IF ANOTHER MATTER IS PROPERLY BROUGHT BEFORE THE ANNUAL MEETING? Our Board of Directors (the “Board” or the “Board of Directors”) knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote the shares for which you grant your proxy on those matters in accordance with their best judgment. TABLE OF CONTENTS 2 2026 Proxy Statement

WHAT IS THE BOARD’S VOTING RECOMMENDATION? The Board recommends that you vote your shares: ■ “For” the election of each of the nominees for director; ■ “For” the ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; ■ “For” the approval, on an advisory basis, of the compensation of our named executive officers; and ■ “For” the approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. HOW DO I VOTE? Regarding the election of directors, you may either vote “For” the nominees to the Board or you may “Withhold” your vote for any nominee you specify. For any other matters to be voted on, you may vote “For” or “Against,” or abstain from voting. The procedures for voting depend on whether your shares are registered in your name or are held by a bank, broker or other nominee. Stockholder of Record: Shares Registered in Your Name If you are a stockholder of record, you may vote at the Annual Meeting, or vote in advance of the Annual Meeting by proxy over the telephone, by proxy through the internet, or by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote in advance by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote even if you have already voted by proxy. Voting at the Annual Meeting will have the effect of revoking your previously submitted proxy (see “Can I change my vote after submitting my proxy?” below). By Internet Go to www.proxypush.com/LCID, which is available 24 hours a day, 7 days a week until 11:59 p.m. (Eastern Time) on June 3, 2026, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote via the internet, you do not need to return a proxy card by mail. By Telephone On a touch-tone telephone, dial toll-free 1-866-883-3382, which is available 24 hours a day, 7 days a week until 11:59 p.m. (Eastern Time) on June 3, 2026, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote by telephone, you do not need to return a proxy card by mail. By Mail Complete, sign, date, and mail your proxy card in the enclosed, postage-prepaid envelope. If mailed, your completed and signed proxy card must be received by June 3, 2026. At the Virtual Meeting You may also vote by attending the meeting virtually through www.proxydocs.com/LCID. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card, voting instruction form, or Proxy Availability Notice. Even if you plan to attend and participate in our virtual Annual Meeting, we encourage you to vote over the internet or by telephone as described above, or by returning a proxy card following your request of paper copies. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual Annual Meeting. Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Nominee If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you should have received a Proxy Availability Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Proxy Availability Notice to ensure that your vote is counted. HOW MANY VOTES DO I HAVE? On each matter to be voted upon, stockholders of Common Stock have one vote for each share of Common Stock they own as of April 6, 2026, the Record Date, and stockholders of Convertible Preferred Stock are entitled to the number of votes equal to the number of whole shares of Common Stock into which the aggregate shares of Convertible Preferred Stock held by such stockholders are convertible on the Record Date. TABLE OF CONTENTS 2026 Proxy Statement 3

Stockholders of Convertible Preferred Stock are entitled to notice of any meeting of stockholders and to vote together as a single class with stockholders of Common Stock, except as otherwise required by law. In addition, for each series of the Convertible Preferred Stock, as long as at least 10% of the aggregate number of shares of such series issued on their respective initial issue date remain outstanding, and subject to certain other conditions, stockholders of such series of Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on such series, authorizations or issuances by the Company of capital stock of the Company that ranks senior or equal to such series with respect to dividends or distributions on liquidation or the terms of which provide for cash dividends (other than the Common Stock), winding-up and dissolution, and decreases in the number of authorized shares of such series. On August 29, 2025, the Company effected a reverse stock split of its Common Stock at a ratio of one-for-ten (1:10) and a corresponding reduction of the authorized shares of Common Stock, as approved by the Board and stockholders (the "Reverse Stock Split"). The shares of Common Stock began trading on a reverse split-adjusted basis at market open on September 2, 2025. Unless otherwise noted, the share, per share, and related information in this Proxy Statement has been retrospectively adjusted to reflect the Reverse Stock Split. WHAT IF I RETURN A PROXY CARD OR OTHERWISE VOTE BUT DO NOT MAKE SPECIFIC CHOICES? If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, “For” the election of each of the nominees for director, “For” the ratification of KPMG LLP as our independent registered public accounting firm, “For” the approval, on an advisory basis, of the compensation of our named executive officers, and “For” the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment. WILL MY VOTE BE KEPT CONFIDENTIAL? Proxies, ballots, and voting tabulations are handled on a confidential basis to protect your voting privacy. This information will not be disclosed, except as required by law. WHO IS PAYING FOR THIS PROXY SOLICITATION? The accompanying proxy is solicited on behalf of the Board for use at the Annual Meeting. Accordingly, we will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other nominees for the cost of forwarding proxy materials to beneficial owners. CAN I CHANGE MY VOTE AFTER SUBMITTING MY PROXY? Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways: ■ You may grant a subsequent proxy via the internet or telephone. ■ You may submit another properly completed proxy card with a later date. ■ You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560, which must be received by June 3, 2026. ■ You may attend and vote at the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy. Your most current proxy card or telephone or internet proxy is the one that is counted, so long as it is provided by the applicable deadline. If your shares are held by your broker, banker or other nominee, you should follow the instructions provided by your broker, bank or other nominee to change your vote or revoke your proxy or you may attend and vote at the Annual Meeting. WHEN ARE STOCKHOLDER PROPOSALS FOR INCLUSION IN OUR PROXY STATEMENT FOR NEXT YEAR’S ANNUAL MEETING DUE? Stockholders wishing to present proposals for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders (the “2027 Annual Meeting”) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must submit their proposals so that they are received by us at our principal executive offices no later than December TABLE OF CONTENTS 4 2026 Proxy Statement

24, 2026. Proposals should be sent to our Corporate Secretary at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560. WHEN ARE OTHER PROPOSALS AND STOCKHOLDER NOMINATIONS FOR THE 2027 ANNUAL MEETING DUE? With respect to proposals and nominations not to be included in our Proxy Statement pursuant to Rule 14a-8 of the Exchange Act, our second amended and restated bylaws (our “Bylaws”) provide that stockholders who wish to nominate a director or propose other business to be brought before the stockholders at an annual meeting of stockholders must notify our Corporate Secretary by a written notice, which notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding year’s annual meeting of stockholders. Stockholders wishing to present nominations for director or proposals for consideration at the 2027 Annual Meeting under these provisions of our Bylaws (including nominations pursuant to Rule 14a-19 under the Exchange Act) must submit their nominations or proposals so that they are received at our principal executive offices not later than March 6, 2027 and not earlier than February 4, 2027 in order to be considered. In the event that the date of the 2027 Annual Meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Company no earlier than 120 days prior to the 2027 Annual Meeting and no later than the later of 70 days prior to the date of the 2027 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2027 Annual Meeting was first made by the Company. Nominations or proposals should be sent in writing to our Corporate Secretary at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560. A stockholder’s notice to nominate a director or bring any other business before the Annual Meeting or the 2027 Annual Meeting must set forth certain information, which is specified in our Bylaws. A complete copy of our Bylaws is included as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on March 3, 2023. HOW ARE VOTES COUNTED? Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count votes “For,” votes to “Withhold” and broker non-votes for the proposal to elect directors. With respect to other proposals, the inspector of election will separately count votes “For,” votes “Against,” votes to “Abstain” and broker non-votes (if applicable). WHAT ARE “BROKER NON-VOTES”? Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker, bank or other nominee holding the shares as to how to vote. Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank or other nominee can still vote the shares with respect to matters that are considered to be “routine,” but cannot vote the shares with respect to “non-routine” matters. Brokers, banks or other nominees have discretionary authority to vote shares for which their customers do not provide voting instructions on matters that are considered “routine.” On non-routine proposals, such “uninstructed shares” may not be voted by such brokers, banks or nominees. Only the proposal to ratify the selection of our independent registered public accounting firm is considered a “routine” matter for this purpose and brokers, banks or other nominees generally have discretionary voting power with respect to such proposal. Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. WHAT IS THE EFFECT OF ABSTENTIONS, VOTES TO WITHHOLD AND BROKER NON-VOTES? Abstentions: Under Delaware law (under which we are incorporated), abstentions are counted as shares present and entitled to vote at the Annual Meeting, but they are not counted as shares cast. Our Bylaws provide that a stockholder action (other than the election of directors) shall be decided by the vote of the holders of a majority of the total number of votes of the Company’s capital stock cast on the matter. Therefore, abstentions will have no effect on Proposal No. 2: Ratification of the selection of the independent registered public accounting firm, Proposal No. 3: The approval, on an advisory basis, of the compensation of our named executive officers, or Proposal No. 4: The approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. Votes to Withhold: For Proposal No. 1: Election of Directors, you may vote “For” all or some of the nominees or you may “Withhold” your vote with respect to one or more of the nominees. The nine nominees who receive the most “For” votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. TABLE OF CONTENTS 2026 Proxy Statement 5

Broker non-votes will have no effect on Proposal No. 1: Election of Directors. In an uncontested election, “Withhold” votes will not prevent a candidate from being elected. Broker Non-Votes: A “broker non-vote” occurs when a broker, bank or other nominee holding your shares in street name does not vote on a particular matter because you did not provide the broker, bank or other nominee voting instructions and the broker, bank or other nominee lacks discretionary voting authority to vote the shares because the matter is considered “non-routine.”. The “non-routine” matters on the agenda for the Annual Meeting are Proposal No. 1: Election of Directors, Proposal No. 3: The approval, on an advisory basis, of the compensation of our named executive officers and Proposal No. 4: The approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. However, because broker non-votes are not considered under Delaware law to be entitled to vote at the Annual Meeting, they will have no effect on the outcome of the vote on Proposal No. 1: Election of Directors, Proposal No. 3: The approval, on an advisory basis, of the compensation of our named executive officers, and Proposal No. 4: The approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. As a result, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote your shares on these proposals, no votes will be cast on your behalf on these proposals. Therefore, it is critical that you indicate your vote on this proposal if you want your vote to be counted. The proposal to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 is considered a “routine” matter. Therefore, your broker, bank or other nominee will be able to vote on Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm even if it does not receive instructions from you, so long as it holds your shares in its name. HOW MANY VOTES ARE NEEDED TO APPROVE EACH PROPOSAL? Proposal Vote Required Discretionary Voting Allowed? 1 Election of Directors Plurality No 2 Ratification of the Selection of the Independent Registered Public Accounting Firm Majority Cast Yes 3 The approval, on an advisory basis, of the compensation of our named executive officers Majority Cast No 4 The approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan Majority Cast No A “Plurality,” with regard to the election of directors, means that the nine nominees who receive the most “For” votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. A “Majority Cast,” with regard to each of Proposal No.’s 2, 3 and 4 means that, to be approved, a majority of the votes cast on the proposal must be voted “For” the proposal. Accordingly: ■ Proposal No. 1: For the election of directors, the nine nominees receiving the most “For” votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2027 Annual Meeting. Only votes “For” or “Withheld” will affect the outcome. Broker non-votes will have no effect. ■ Proposal No. 2: To be approved, a majority of the total votes cast on Proposal No. 2 must be voted “For” the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have no effect. TABLE OF CONTENTS 6 2026 Proxy Statement

■ Proposal No. 3: To be approved, a majority of the total votes cast on Proposal No. 3 must be voted “For” the approval, on an advisory basis, of the compensation of our named executive officers. Only votes “For” or “Against” will affect the outcome. Broker non-votes and abstentions will have no effect. ■ Proposal No. 4: To be approved, a majority of the total votes cast on Proposal No. 4 must be voted “For” the approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. Only votes “For” or “Against” will affect the outcome. Broker non-votes and abstentions will have no effect. None of the proposals, if approved, entitles stockholders to appraisal rights under Delaware law or our certificate of incorporation. WHAT IS THE QUORUM REQUIREMENT? A quorum of stockholders is necessary to hold a valid stockholder meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present or represented by proxy at the Annual Meeting. On the Record Date, there were an aggregate of 383,277,121 shares of Common Stock and Convertible Preferred Stock (on an as converted to Common Stock basis) outstanding and entitled to vote. Virtual attendance at our Annual Meeting constitutes “presence” for purposes of a quorum at the meeting. Your shares will be counted toward the quorum only if you submit a valid proxy by mail, over the phone or through the internet (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Annual Meeting. Abstentions, votes to “Withhold” and broker non-votes will be counted toward the quorum requirement. If there is no quorum, then either the chair of the Annual Meeting or the holders of a majority of shares present at the Annual Meeting or represented by proxy may adjourn the meeting to another date. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified. If the adjournment is for more than 30 days, or if after that adjournment a new record date is fixed for the adjourned Annual Meeting, a notice of the adjourned Annual Meeting shall be given to each stockholder of record entitled to vote at the adjourned Annual Meeting. HOW CAN I FIND OUT THE RESULTS OF THE VOTING AT THE ANNUAL MEETING? Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K with the SEC within four business days after the Annual Meeting, we intend to file a Form 8-K to publish the preliminary results within four business days after the Annual Meeting and file an additional Form 8-K to publish the final results within four business days after the final results are known to us. If you have any questions or need assistance in voting your shares, please write to Lucid Investor Relations at investor@lucidmotors.com. TABLE OF CONTENTS 2026 Proxy Statement 7

Interest of Certain Persons in Matters to Be Acted Upon Employees and non-employee directors will be eligible to receive awards under the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan, including as amended and restated pursuant to Proposal No. 4. Accordingly, members of our Board (including as director nominees) and our executive officers have a substantial interest in the approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. The tables below under “Outstanding Equity Awards at Fiscal Year-End” and “Director Compensation” provide information concerning all outstanding awards held by a named executive officer or director as of December 31, 2025, including awards made under the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. Other than disclosed above, none of our directors, director nominees, or executive officers has any special interest in any matter to be voted upon other than election to the Board of Directors. TABLE OF CONTENTS 8 2026 Proxy Statement

PROPOSAL NO. 1 Election of Directors Our Board of Directors is currently composed of nine members. All directors are elected by the stockholders at each annual meeting to serve until the next annual meeting of stockholders. The current Board of Directors is comprised of Turqi Alnowaiser, Douglas Grimm, Lisa M. Lambert, Andrew Liveris, Nichelle Maynard-Elliott, Silvio Napoli, Chabi Nouri, Ori Winitzer and Janet S. Wong. Ms. Wong will not be standing for reelection at the Annual Meeting. The Board thanks Ms. Wong for her years of valuable leadership and service to both the Company and the Board. The Nominating and Corporate Governance Committee of the Board has recommended, and the Board has approved, the nomination of Turqi Alnowaiser, Douglas Grimm, Sachin Kansal, Lisa M. Lambert, Andrew Liveris, Nichelle Maynard-Elliott, Silvio Napoli, Chabi Nouri and Ori Winitzer, as directors for a one-year term expiring at the 2027 Annual Meeting and until their respective successors are duly elected and qualified, or, if sooner, until the director’s death, resignation or removal. Each of Mr. Alnowaiser, Mr. Grimm, Ms. Lambert, Mr. Liveris, Ms. Maynard-Elliott, Mr. Napoli, Ms. Nouri and Mr. Winitzer is currently a director of the Company. Directors are elected by a plurality of the votes of the holders of shares present or represented by proxy and entitled to vote on the election of directors. The nine nominees receiving the highest number of “For” votes will be elected. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Nominating and Corporate Governance Committee and approved by the Board. We have no reason to believe that any nominee named will be unable to serve if elected. CERTAIN STOCKHOLDER RIGHTS TO NOMINATE DIRECTORS Pursuant to the Investor Rights Agreement, dated as of February 22, 2021 and as amended from time to time, by and among the Company, Ayar Third Investment Company (“Ayar”) and certain other parties (the “Investor Rights Agreement”), Ayar has the right to nominate five directors to our Board of Directors. Ayar’s right to nominate directors to our Board of Directors is subject to its (and its permitted transferees’) continued beneficial ownership of our Common Stock, including shares of Common Stock issuable from outstanding Convertible Preferred Stock, as compared to the Common Stock issued and outstanding as of the record date of each applicable annual or special meeting of stockholders at which directors are to be elected. If Ayar (or its permitted transferees) owns beneficially: (i) 50% or greater of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it has the right to nominate five directors; (ii) less than 50% but greater than or TABLE OF CONTENTS 2026 Proxy Statement 9 equal to 40% of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it has the right to nominate four directors; (iii) less than 40% but greater than or equal to 30% of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it has the right to nominate three directors; (iv) less than 30% but greater than or equal to 20% of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it has the right to nominate two directors; (v) less than 20% but greater than or equal to 10% of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it has the right to nominate one director; (vi) less than 10% of the shares of our Common Stock issued and outstanding as of the record date of such annual or special meeting of stockholders, it will not have the right to nominate any directors pursuant to the Investor Rights Agreement. If the size of our Board is increased or decreased, the number of directors Ayar is entitled to nominate will be increased or decreased in proportion to such increase or decrease in the size of our Board, rounded down to the nearest whole number. Further, for so long as Ayar beneficially owns twenty percent (20%) or greater of the shares of our Common Stock issued and outstanding, it has the right to designate the Chairman of our Board. In addition, for so long as Ayar beneficially owns shares of our Common Stock representing at least one-third (33 1⁄3%) of the Common Stock then issued and outstanding, Ayar has the right to have at least one Ayar director appointed to serve on each committee of the Board. For additional information, please see the section entitled “Certain Relationships and Related Party Transactions.” In accordance with the Investor Rights Agreement, Turqi Alnowaiser, Douglas Grimm, Andrew Liveris, Nichelle Maynard-Elliott and Ori Winitzer were designated for nomination by Ayar to the Board of Directors and nominated by the Nominating and Corporate Governance Committee and the Board. NOMINEES FOR DIRECTOR The names and ages as of the date of this Proxy Statement of the nominees, length of service with the Company, and Board committee memberships are set forth in the table below. Name Age Director Since Current Term Expires Independent Audit Committee Compensation and Human Capital Committee Nominating and Corporate Governance Committee Executive Committee Public Company Boards (including Lucid) Turqi Alnowaiser* 49 2019 2027 Chair Chair 3 Douglas Grimm 64 2025 2027 3 Sachin Kansal 48 0 Lisa M. Lambert 58 2024 2027 1 Andrew Liveris 71 2019 2027 Chair 4 Nichelle Maynard- Elliott 57 2021 2027 2 Silvio Napoli 60 2026 2027 2 Chabi Nouri 52 2023 2027 2 Ori Winitzer 50 2023 2027 1 * Chairman of the Board TABLE OF CONTENTS 10 2026 Proxy Statement

A brief biography of each nominee is set forth below, which includes information, as of the date of this Proxy Statement, regarding specific and particular experience, qualifications, attributes or skills of each nominee that led the Nominating and Corporate Governance Committee and the Board to believe that the nominee should serve on the Board: DIRECTOR NOMINEES Turqi Alnowaiser Chairman of the Lucid Board of Directors Age: 49 Director Since: 2019 Turqi Alnowaiser has served as a member of our Board of Directors since April 2019 and as Chairman of our Board since April 2023. Mr. Alnowaiser has served as Deputy Governor and Head of the International Investments Division at the Public Investment Fund of the Kingdom of Saudi Arabia, one of the largest sovereign wealth funds in the world, since June 2021, and has served as Head of International Investments at the Public Investment Fund since October 2016. Mr. Alnowaiser previously served as Senior Advisor at the Public Investment Fund from October 2015 to September 2016, prior to which he held several executive roles at Saudi Fransi Capital, a leading financial services firm based in Saudi Arabia, including as Head of Asset Management. Before his career at Saudi Fransi Capital, Mr. Alnowaiser specialized in developing, managing, and regulating various financial products across asset classes at Morgan Stanley, the Capital Market Authority of Saudi Arabia, and the Saudi Industrial Development Fund. Mr. Alnowaiser has served on the board of directors of Uber Technologies, Inc., a technology platform that uses massive network to power movement from point A to point B, since November 2023 and Hapag- Lloyd AG, an international shipping and container transportation company, since February 2018. Mr. Alnowaiser holds a B.A. in International Business from King Saud University and an M.B.A. from the University of San Francisco. Skills and Qualifications: We believe Mr. Alnowaiser is qualified to serve as a director due to his extensive investing experience, his leading global enterprises, and his experience in overseeing Lucid’s growth as Chairman of our Board of Directors. Douglas Grimm Board Member Age: 64 Director Since: 2025 Douglas Grimm has served as the Chief Executive Officer of V-to-X, LLC, which is focused on advising and investing in the mobility sector, since April 2017. From December 2015 to April 2017, Mr. Grimm served as President and Chief Operating Officer of Metaldyne Performance Group, Inc., a global provider of components for use in vehicle engine, transmission, powertrain and safety systems. Additionally, Mr. Grimm brings more than three decades of leadership experience in the automotive industry, including service as Co-Founder, Chairman, President, and Chief Executive Officer of Grede Holdings LLC and its predecessor, Citation Corporation, and later as Co-President during the merger of Grede, HHI Group Holdings, and Metaldyne LLC. He previously held senior executive roles at Visteon Corporation, Metaldyne LLC, and Dana Corporation, with responsibilities spanning global operations, commercial management, strategic sourcing, purchasing, and quality. Earlier in his career, Mr. Grimm spent ten years in progressively responsible management positions at Chrysler Corporation. Mr. Grimm serves as Chairman of the Board of Blue Bird Corporation, a manufacturer of school buses. Mr. Grimm also serves on the board of directors of Fox Factory Holding Corp., a designer and manufacturer of components for vehicles. Mr. Grimm holds a B.A. degree in Economics and Management from Hiram College, and an M.B.A. degree from the University of Detroit. Skills and Qualifications: Mr. Grimm has been selected to serve on our board of directors based on his extensive executive experience in the automotive industry. TABLE OF CONTENTS 2026 Proxy Statement 11

Sachin Kansal Director Nominee Age: 48 Sachin Kansal has served as the Chief Product Officer of Uber Technologies, Inc., a global technology platform that uses its massive network to power movement, since October 2024, and previously served as Vice President, Product Management from March 2021 to October 2024, Senior Director of Product Management from September 2018 to February 2021, and Director of Product Management from June 2017 to August 2018. Prior to that, from May 2015 to June 2017, Mr. Kansal served as Vice President, Consumer Products for Lookout, Inc., a cybersecurity company. From September 2012 to March 2015, Mr. Kansal served as the Chief Product Officer for Flywheel Technologies Inc., a company that develops technologies for riders, taxi drivers, and taxi companies. Before Flywheel Technologies Inc., from June 2011 to June 2012, Mr. Kansal served as Vice President of Product at Reputation.com, Inc., a company that provides a reputation experience management platform that helps businesses monitor reviews. Prior to that, he spent over nine years at Palm, Inc., a software platform for smart devices, in various product management roles. Mr. Kansal holds an M.S. degree in Management Science and Engineering from Stanford University. Skills and Qualifications We believe Mr. Kansal is qualified to serve as a director due to his product experience in the technology and automotive industries. Lisa M. Lambert Board Member Age: 58 Director Since: 2024 Lisa M. Lambert has served as a member of our Board of Directors since April 2024. Between December 2023 and August 2025, Ms. Lambert served as Chief Investment Officer of Private Markets of George Kaiser Family Foundation, a charitable organization. Between July 2023 and November 2023, Ms. Lambert served as Interim Chief Executive Officer of Vital Energy Technology, an entity commercializing digital technologies invented by Vital Energy, Inc., an independent energy company. Between January 2018 and July 2023, Ms. Lambert served as Chief Technology and Innovation Officer at National Grid Plc, a multinational electricity and gas utility company, and as Founder and President of National Grid Partners, the venture and innovation arm of National Grid plc. Ms. Lambert previously served as Managing Partner of the Westly Group, a venture capital firm, and spent nearly two decades in senior leadership roles at Intel Corporation. She served on the board of directors of Vital Energy, Inc. between August 2020 and May 2025, and UL Solutions, Inc., a global private safety company, between July 2021 and May 2025. Ms. Lambert has served on the board of directors for several private companies associated with her investment responsibilities, including Cyolo, a cybersecurity startup, from June 2022 to June 2023, as well as other technology companies. Ms. Lambert is the founder and chair of UPWARD, a non-profit advancing the careers of executive women. Ms. Lambert holds a B.S. in management information systems from Pennsylvania State University and an M.B.A. from Harvard University. Skills and Qualifications We believe Ms. Lambert is qualified to serve as a director due to her extensive experience overseeing a wide range of public companies and her deep financial knowledge. Andrew Liveris Board Member Age: 71 Director Since: 2019 Andrew Liveris has served as a member of our Board of Directors since April 2019. Previously, Mr. Liveris served as the Chairman and Chief Executive Officer of The Dow Chemical Company, a chemical corporation, from November 2004 to September 2017, when he transitioned to the Executive Chairman of Dow DuPont Inc., a position he held until his retirement in July 2018. Mr. Liveris has served on the boards of directors of International Business Machines Corp., a technology company, since 2010, Saudi Aramco, an integrated energy and chemicals company, since 2018, and WorleyParsons Limited, an engineering company, since September 2018. He is also on the advisory board of NEOM, an initiative driven by Saudi Vision 2030. Furthermore, Mr. Liveris was appointed as the President of the 2032 Brisbane Olympics and Paralympic Games Organizing Committee. Mr. Liveris holds a B.S. in Chemical Engineering from the University of Queensland and received an honorary Ph.D. in Science from his alma mater in 2005. Skills and Qualifications We believe Mr. Liveris is qualified to serve as a director due to his decades of experience leading and overseeing large, complex global industrial enterprises, his knowledge of the technology, energy and chemical sectors, his extensive public policy expertise and his experience overseeing our growth as a member of our Board of Directors since 2019. TABLE OF CONTENTS 12 2026 Proxy Statement

Nichelle Maynard- Elliott Board Member Age: 57 Director Since: 2021 Nichelle Maynard-Elliott has been a member of our Board of Directors since July 2021. Ms. Maynard-Elliott has served as the Founder and CEO of Dunamis Transaction Advisors LLC, a consultancy firm, since November 2019. She previously served as the Executive Director, M&A, for Praxair, Inc., a leading industrial gas and engineering company, from July 2011 to May 2019, and as Assistant General Counsel and Senior Counsel at Praxair from July 2007 to 2011 and 2003 to 2007, respectively. Ms. Maynard-Elliott has served on the board of directors of Xerox Holdings Corporation, a workplace technology company, since May 2021, and served as a director of Element Solutions Inc., a specialty chemicals company, from August 2018 to June 2024. Ms. Maynard-Elliott has served as trustee of The Advisors’ Inner Circle Fund III, including five of its affiliated funds. She holds a B.A. in Economics from Brown University and a J.D. from Columbia University School of Law. Skills and Qualifications We believe Ms. Maynard-Elliott is qualified to serve as a director because of her experience overseeing complex enterprises as a public company director, her experience evaluating business strategies and investment opportunities, and her extensive legal and financial management expertise. Silvio Napoli Board Member Age: 60 Director Since: 2026 Silvio Napoli has served as a member of our Board of Directors since April 2026. Prior to joining Lucid Group, Inc., Silvio Napoli served as the Chairman of the Board of Directors and Chief Executive Officer from January 2022 to March 2025 of Schindler Group, one of the world’s leading industrial technology companies, where he was the group’s Executive Chairman from April 2017 to December 2021 and Chief Executive Officer from January 2014 to March 2016. Mr. Napoli joined the Schindler Group in 1994 and has served in a number of leadership roles, including Director of Corporate Development, President and Chief Executive Officer of Schindler India and President of Asia-Pacific. Prior to Schindler Group, he spent four years with The Dow Chemical Company in Germany. Mr. Napoli has served as a member on the Board of Directors of Eaton Corporation plc since 2019, where he serves as the Chair of the Innovation & Technology Committee. From 2019 to 2022, Mr. Napoli was the Chairman and President of the Board of Directors of the Swiss-American Chamber of Commerce, Zurich (Switzerland), advocating for Swiss, American and multinational business interests. Mr. Napoli holds an MBA from Harvard Business School, which he earned as a Fulbright Scholar, and a Master of Engineering degree in Materials Science from the Swiss Federal Institute of Technology, Lausanne, Switzerland. Skills and Qualifications We believe Mr. Napoli is qualified to serve as a director because of his role as our incoming Chief Executive Officer, as well as his extensive operational expertise in the industrial technology sector. Chabi Nouri Board Member Age: 52 Director Since: 2023 Chabi Nouri has been a member of our Board of Directors since April 2023. Ms. Nouri served as the Chief Executive Officer of Bonhams, an international auction house, between October 2024 and October 2025. Ms. Nouri previously served as co-manager of a private equity fund focused on the Lifestyle, Impact, Innovation franchise within Mirabaud Asset Management since March 2022. Prior to that, she served as the global Chief Executive Officer at Piaget SA, a luxury watch and jewelry brand, from April 2017 to June 2021 and as Piaget SA’s Chief Marketing Officer from October 2014 to March 2017. Prior to Piaget SA, Ms. Nouri served in various leadership positions at British American Tobacco Plc, a multinational tobacco company, where she led globally the Vogue Cigarettes brand, and at Cartier International SNC, a luxury-goods conglomerate, in merchandising, retail and product development, where she led globally High Jewellery and Creative Jewellery. Ms. Nouri has served as a non-executive director of Watches of Switzerland Group PLC, a luxury watch retailer, since May 2022. She holds an M.A. in Marketing and Economics from the University of Fribourg and has earned certificates from the Massachusetts Institute of Technology on the Digital Future and the International Institute for Management Development on ESG. Skills and Qualifications We believe Ms. Nouri is qualified to serve as a director because of her extensive experience in the luxury and consumer goods industries through her various roles at leading international luxury brands. TABLE OF CONTENTS 2026 Proxy Statement 13

Ori Winitzer Board Member Age: 50 Director Since: 2023 Ori Winitzer has been a member of our Board of Directors since April 2023. Mr. Winitzer is a founding member and has served as Partner of Integrated Media Company, a TPG Inc. platform dedicated to the digital media ecosystem, since October 2018. He previously served as Senior Managing Director at Guggenheim Partners, a global investment and advisory firm, from July 2017 to September 2018, where he led the digital media practice. Prior to Guggenheim Partners, Mr. Winitzer served in various investment banking positions at LionTree LLC, a boutique investment and merchant bank that focus on the technology, media and telecommunications industries, and Rothschild & Co, a multinational private and alternative assets investor. Mr. Winitzer holds a B.A. in History and French from the University of Wisconsin — Madison and an M.B.A. from Columbia University. Skills and Qualifications We believe Mr. Winitzer is qualified to serve as a director due to his extensive experience in investment and advisory roles as well as his deep financial knowledge. VOTE REQUIRED For the election of directors, the nine nominees receiving the most “For” votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2027 Annual Meeting and until their respective successors are duly elected and qualified, or, if sooner, until the director’s death, resignation or removal. Only votes “For” or “Withheld” will affect the outcome. Broker non-votes will have no effect. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH NAMED DIRECTOR NOMINEE (PROPOSAL NO. 1) TABLE OF CONTENTS 14 2026 Proxy Statement

Information Regarding the Board of Directors and Corporate Governance This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our Corporate Governance Guidelines, the charters of the committees of the Board and our Code of Business Conduct and Ethics, described below, can be found in the Governance section of the Investors section of our website at https:// ir.lucidmotors.com/ governance/documents-and-charters. Alternatively, you can request a copy of any of these documents free of charge by writing to: Corporate Secretary at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. CONTROLLED COMPANY Our Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”). As Ayar controls more than 50% of our combined voting power, we are a “controlled company” for purposes of Nasdaq’s rules and corporate governance standards and, as a result, qualify for exemptions from certain corporate governance requirements. Although, as of the date of this Proxy Statement, we do not utilize any of these exemptions, we may elect to utilize one or more of these exemptions for so long as we remain a “controlled company.” In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with Nasdaq’s rules and corporate governance standards for non-controlled companies within the applicable transition periods. BOARD COMPOSITION Our Board of Directors consists of nine members. Turqi Alnowaiser is the Chairman of our Board. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to management. Our Board meets on a regular basis and additionally as required. In accordance with the Investor Rights Agreement, Turqi Alnowaiser, Douglas Grimm, Andrew Liveris, Nichelle Maynard-Elliott and Ori Winitzer were designated for nomination by Ayar to the Board of Directors and nominated by the Nominating and Corporate Governance Committee and the Board. All directors will be elected at each annual meeting of our stockholders. Each director’s term continues until the election and qualification of their successor, or such director’s earlier death, resignation or removal. DIRECTOR INDEPENDENCE The Board has affirmatively determined that all of the nominees, other than Silvio Napoli, are independent directors within the meaning of the applicable Nasdaq listing standards and that each such nominee is free of any relationship that would impair his or her individual exercise of independent judgment with regard to our Company (the “Independent Directors”). In making these determinations, our Board of Directors considered the current and prior relationships that each Independent Director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each Independent Director, and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.” There are no family relationships among any current director, director nominee and/or any of our executive officers. BOARD LEADERSHIP STRUCTURE The Board reviews its leadership structure periodically as part of its annual self-assessment process. In addition, the Board continues to monitor developments in corporate governance as well as the approaches our peers undertake. The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Chairman of the Board and Chief Executive Officer in any manner that it determines to be in the best interests of the Company at any point in time. Our Chairman of the Board is currently Turqi Alnowaiser. The Chairman of the Board and our Interim Chief Executive Officer are currently separate. Our Board of Directors does not currently have a policy as to whether the role of Chairman of the Board and the Chief Executive Officer should be separate. Our Board of Directors believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chairman of the Board and Chief Executive Officer positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time. At any time the Company is not availing itself of the “controlled company” exemptions under Nasdaq rules, in order to maintain the independent integrity of the Board, if the Chairman of the Board is not an independent director, the Board shall appoint a lead director who must be independent. Our Corporate Governance Guidelines note that all directors are elected by the stockholders and all have an equal voice. The Chairman of the Board and the Chief TABLE OF CONTENTS 2026 Proxy Statement 15

Executive Officer are free, as is the Board of Directors as a whole, to call upon any one or more directors to provide leadership in a given situation should a special need arise. Additionally, pursuant to the Investor Rights Agreement, and subject to Ayar’s continued beneficial ownership of specified amounts of our Common Stock (as described above), Ayar is entitled to select the Chairman of the Board. The Board of Directors, including each of its committees, also has complete and open access to any member of the Company’s management and the authority to retain independent advisors as the Board or such committee deems appropriate. In addition, all members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation and Human Capital Committee are Independent Directors, and the committee chairs have authority to hold executive sessions without management and non-Independent Directors present. ROLE OF THE BOARD IN RISK OVERSIGHT One of the Board’s key functions is informed oversight of our risk management process. The Board believes that its current leadership structure facilitates its risk oversight responsibilities. In particular, the Board believes the majority-independent Board and independent Board committees provide a well-functioning and effective balance to an experienced Chief Executive Officer. The Board administers this oversight function directly through the Board as a whole, as well as through various Board committees that address risks inherent in their respective areas of oversight. For example, the Board acts as the ultimate decision-making body of the Company and advises and oversees management, who is responsible for the day- to-day operations and management of the Company. The Audit Committee monitors compliance with legal and regulatory requirements, monitors product safety, cybersecurity, artificial intelligence, and privacy risks, and reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Nominating and Corporate Governance Committee oversees the evaluation of the Board and its committees, as well as the effectiveness of our Corporate Governance Guidelines and other related policies and programs. The Compensation and Human Capital Committee assesses and monitors risks arising from the Company’s employee compensation policies and practices and employee benefits programs, including whether any such policies or programs could encourage excessive risk-taking. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. Our Interim Chief Executive Officer, Chief Financial Officer, and General Counsel coordinate between the Board and management with regard to the determination and implementation of responses to any risk management issues. MEETINGS OF THE BOARD OF DIRECTORS The Board oversees our business. It establishes overall policies and standards and reviews the performance of management. During the fiscal year ended December 31, 2025, the Board held nine meetings. Each Board member attended 80% or more of the aggregate meetings of the Board and of the committees on which they served during the period for which they were a director or committee member. Our directors are encouraged to attend our annual meetings of stockholders, but we do not currently have a policy relating to director attendance. Douglas Grimm, Lisa M. Lambert, Nichelle Maynard-Elliott, Chabi Nouri and Janet S. Wong, as representatives of the Board, attended the 2025 Annual Meeting of Stockholders. Our Independent Directors meet from time to time in executive session. The Board and each of our standing independent committees typically hold an executive session of non-management directors (all of whom are Independent Directors) as a part of every regularly scheduled quarterly meeting. INFORMATION REGARDING COMMITTEES OF THE BOARD OF DIRECTORS The Board has a number of committees that perform certain functions for the Board. The current committees of the Board are the Audit Committee, the Compensation and Human Capital Committee, the Nominating and Corporate Governance Committee, and the Executive Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board determined that each member of the Audit Committee, the Compensation and Human Capital Committee and the Nominating and Corporate Governance Committee meets the applicable Nasdaq listing standards and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to our Company. TABLE OF CONTENTS 16 2026 Proxy Statement

Audit Committee The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Exchange Act. The Audit Committee was established by the Board to assist the Board in its oversight of the integrity of our financial statements and internal controls, and our compliance with legal and regulatory requirements. In addition, the Audit Committee is responsible for the oversight of the qualification, independence and performance of our independent registered public accounting firm as well as the appointment of our independent registered public accounting firm. For the term ending at the Annual Meeting, our Audit Committee consists of Janet S. Wong, Lisa M. Lambert and Nichelle Maynard-Elliott, with Janet S. Wong serving as chairperson. Our Board has determined (i) that each of Janet S. Wong, Lisa M. Lambert and Nichelle Maynard-Elliott satisfied the requirements for independence and financial literacy under the rules and regulations of Nasdaq and the SEC and (ii) that Janet S. Wong qualifies as an “audit committee financial expert” as defined in the SEC rules and regulations and satisfies the financial sophistication requirements of Nasdaq. In making that determination, the Board relied on the past business experience of Janet S. Wong. Please see the description of the business experience for Janet S. Wong under the heading “Nominees for Director.” This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. Our Audit Committee is directly responsible for, among other things: ■ selecting and hiring our independent registered public accounting firm; ■ evaluating the performance and independence of our independent registered public accounting firm; ■ pre-approving the audit and any non-audit services to be performed by our registered public accounting firm; ■ reviewing the integrity of our financial statements and related disclosures and reviewing our critical accounting policies and practices; ■ reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures; ■ overseeing procedures for the treatment of complaints relating to accounting, internal accounting controls or audit matters; ■ reviewing and discussing with management and the registered public accounting firm the results of the annual audit, our quarterly financial statements and our publicly filed reports; ■ establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters; ■ reviewing our policies and practices with respect to risk assessment and risk management, including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures; ■ reviewing and approving in advance any proposed related-person transactions; ■ reviewing key cybersecurity, privacy, product safety, and other information technology risks such as artificial intelligence; and ■ preparing the audit committee report that the SEC requires in our annual proxy statement. Our Audit Committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. In 2025, the Audit Committee met eight times. The Audit Committee charter can be found in the Governance section of the Investors section of our website at https://ir.lucidmotors.com/governance/documents-and-charters. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Audit Committee charter grants the Audit Committee authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants, and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties. As required by its charter, the Audit Committee conducts a self-evaluation at least annually. The Audit Committee also reviews and assesses the adequacy of its charter at least annually and recommends any proposed changes to the Board for its consideration. The Board annually reviews the Nasdaq listing standards’ definition of independence for Audit Committee members and has determined that all members of our Audit Committee are “independent” and “financially literate” under Nasdaq listing TABLE OF CONTENTS 2026 Proxy Statement 17 standards and that members of the Audit Committee received no compensation from the Company other than for service as a director. Compensation and Human Capital Committee The Compensation and Human Capital Committee consists of Andrew Liveris, Nichelle Maynard-Elliott, and Ori Winitzer, with Andrew Liveris serving as chairperson. Our Board has determined that each of Andrew Liveris, Nichelle Maynard-Elliott, and Ori Winitzer satisfies the requirements for independence under the applicable Nasdaq listing standards. Our Compensation and Human Capital Committee is responsible for, among other things: ■ determining, or recommending to the Board for determination, the compensation of our executive officers, including our Chief Executive Officer; ■ administering our equity compensation plans; ■ overseeing our overall compensation policies and practices, compensation plans, benefits programs, and compensation recoupment policy; ■ reviewing our executive officer succession planning, as well as periodic reports, metrics, and initiatives from management on employee programs and practices; ■ reviewing the results of any advisory stockholder votes on executive compensation and consider whether to recommend adjustments to the Company’s executive compensation policies and practices as a result of such votes; and ■ overseeing the preparation of the compensation committee report that the SEC requires in our annual proxy statement. Our Compensation and Human Capital Committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. During 2025, the Compensation and Human Capital Committee met 13 times. The Compensation and Human Capital Committee charter can be found in the Governance section of the Investors section of our website at https://ir.lucidmotors.com/governance/documents-and-charters. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Compensation and Human Capital Committee charter grants the Compensation and Human Capital Committee sole authority to retain or obtain the advice of compensation consultants, legal counsel, or other advisors, including the authority to approve a consultant’s reasonable compensation. The Compensation and Human Capital Committee may select such advisors, or receive advice from any other advisor, only after taking into consideration all factors relevant to that person’s independence from management, including those independence factors enumerated by Nasdaq rules. Under the Compensation and Human Capital Committee charter, the Compensation and Human Capital Committee may, in its discretion, delegate its duties to a subcommittee or to the Chair of the Compensation and Human Capital Committee. As required by its charter, the Compensation and Human Capital Committee conducts a self-evaluation at least annually. The Compensation and Human Capital Committee also annually reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for its consideration. COMPENSATION AND HUMAN CAPITAL COMMITTEE PROCESSES AND PROCEDURES The implementation of our compensation philosophy is carried out under the supervision of the Compensation and Human Capital Committee. The Compensation and Human Capital Committee charter requires that the Compensation and Human Capital Committee meet as often as it determines is appropriate to carry out its responsibilities under the charter. The agenda for each meeting is usually developed by the Chair of the Compensation and Human Capital Committee, in consultation with other Compensation and Human Capital Committee members, management and the Compensation and Human Capital Committee’s independent advisors. The Compensation and Human Capital Committee also meets regularly in executive session. Meetings may, at the discretion of the Compensation and Human Capital Committee, include other directors or members of management in addition to the Compensation and Human Capital Committee’s independent advisors, for the purpose of providing analysis and information to assist management with their recommendations on various compensation matters. Management does not participate in the executive sessions of the Compensation and Human Capital Committee. For a description of the role of our management and any compensation consultants for executive compensation decisions for fiscal year 2025, please see the section entitled “Compensation Discussion and Analysis.” TABLE OF CONTENTS 18 2026 Proxy Statement

COMPENSATION AND HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION Andrew Liveris, Nichelle Maynard-Elliott, and Ori Winitzer served as members of the Compensation and Human Capital Committee during 2025. None of such persons is or was formerly an officer or an employee of Lucid. Please see the section entitled “Certain Relationships and Related Party Transactions” for certain transactions involving Lucid in which members of the Compensation and Human Capital Committee may potentially be deemed to have an indirect interest. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation and Human Capital Committee. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee is generally responsible for identifying qualified Board candidates, recommending director nominees and appointments to Board committees, evaluating Board performance, and overseeing our Corporate Governance Guidelines. Our Nominating and Corporate Governance Committee consists of Turqi Alnowaiser, Nichelle Maynard-Elliott, and Chabi Nouri, with Turqi Alnowaiser serving as chairperson. Our Board has determined that each of Turqi Alnowaiser, Nichelle Maynard-Elliott and Chabi Nouri satisfied the requirements for independence under the applicable Nasdaq listing standards. Our Nominating and Corporate Governance Committee is responsible for, among other things: ■ identifying and recommending candidates for membership on our Board, including the consideration of nominees submitted by stockholders, and to each of the Board’s committees; ■ making recommendations to the Board as to determinations of director independence; ■ evaluating and making recommendations regarding the composition, organization, and governance of our Board and its committees; ■ reviewing and making recommendations with regard to our Corporate Governance Guidelines and compliance with laws and regulations; ■ overseeing and periodically reviewing our policies and programs concerning environmental sustainability, corporate social responsibility, and governance; ■ making recommendations to the Board regarding non-employee director compensation; ■ making recommendations to the Board regarding the designation of executive officers and Section 16 officers pursuant to applicable regulations; ■ reviewing conflicts of interest of our directors and officers and proposed waivers of our Corporate Governance Guidelines and Code of Business Conduct and Ethics; and ■ evaluating the performance of our Board and its committees. During 2025, the Nominating and Corporate Governance Committee met twice. Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. A detailed discussion of the Nominating and Corporate Governance Committee’s procedures for recommending candidates for election as a director appears below under the caption “Procedures of the Nominating and Corporate Governance Committee.” The Nominating and Corporate Governance Committee charter can be found in the Governance section of the Investors section of our website at https://ir.lucidmotors.com/governance/documents-and-charters. The Nominating and Corporate Governance Committee charter complies with the guidelines established by Nasdaq. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The charter of the Nominating and Corporate Governance Committee grants the Nominating and Corporate Governance Committee authority to retain and terminate any advisors, including search firms to identify director candidates, compensation consultants as to director compensation, and legal counsel, including sole authority to approve all such advisors’ fees and other retention terms. PROCEDURES OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE In connection with nominating directors for election at the Annual Meeting and periodically throughout the year, the Nominating and Corporate Governance Committee considers the composition of the Board and each committee of the Board to evaluate its effectiveness and whether changes should be considered to either the Board or any of the committees. TABLE OF CONTENTS 2026 Proxy Statement 19

In support of this process, the Board has determined that the Board as a whole must have the right mix of characteristics, skills, perspectives and experiences for the optimal functioning of the Board in its oversight of our Company. The Board considers the following factors and qualifications, without limitation: ■ the appropriate size and the mix of characteristics and perspectives of the Board; ■ the needs of the Board with respect to the particular talents and experience of its directors; ■ the knowledge, skills, and experience of nominees, including experience in the industry in which we operate, business, finance, management, or public service, in light of prevailing business conditions and the knowledge, skills, and experience already possessed by other members of the Board; ■ familiarity with domestic and international business matters; ■ familiarity and experience with legal and regulatory requirements; and ■ experience with accounting rules and practices. CONSIDERATIONS IN EVALUATING DIRECTOR NOMINEES Pursuant to the Nominating and Corporate Governance Committee charter and subject to the Investor Rights Agreement, the Nominating and Corporate Governance Committee periodically reviews the composition of the Board in light of current challenges and needs of the Board and the Company and determines whether it may be appropriate to add or remove individuals after considering factors such as judgment, skills, background, experience, perspectives and inclusiveness. The Nominating and Corporate Governance Committee also considers applicable laws and regulations and stock exchange listing standards. Once the Nominating and Corporate Governance Committee and the Board determine that it is appropriate to add a new director, either as a replacement or as an additional position, subject to the Investor Rights Agreement, the Nominating and Corporate Governance Committee uses a flexible set of procedures in selecting individual director candidates. This flexibility allows the Nominating and Corporate Governance Committee to adjust the process to best satisfy the objectives in any director search. The first step in the general process is to identify the type of candidate the Nominating and Corporate Governance Committee may desire for a particular opening, including establishing the specific target skill areas, experiences, and backgrounds that are to be the focus of a director search. The Nominating and Corporate Governance Committee may consider candidates recommended by management, by members of the Nominating and Corporate Governance Committee, by the Board, by stockholders, or by a third party it may engage to conduct a search for possible candidates. In considering candidates submitted by stockholders, the Nominating and Corporate Governance Committee will take into consideration the needs of the Board, the qualifications of the candidate, and our obligations under the Investor Rights Agreement. Once candidates are identified, the Nominating and Corporate Governance Committee conducts an evaluation of qualified candidates. The evaluation generally includes interviews and background and reference checks. There is no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by any of the other means described above. In identifying and evaluating potential nominees to serve as directors, the Nominating and Corporate Governance Committee will examine each nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate. If the Nominating and Corporate Governance Committee determines that a candidate should be nominated as a candidate for election to the Board, the candidate’s nomination is then recommended to the Board, and the directors may in turn conduct their own review to the extent they deem appropriate. When the Board has agreed upon a candidate, such candidate is recommended to the stockholders for election at an annual meeting of stockholders or appointed as a director by a vote of the Board as appropriate. STOCKHOLDER NOMINATIONS TO THE BOARD OF DIRECTORS In order for a stockholder to have a candidate considered by the Nominating and Corporate Governance Committee, a stockholder should submit a written recommendation that includes (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement and form of proxy as a nominee and to serving as a director if elected, (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection TABLE OF CONTENTS 20 2026 Proxy Statement with candidacy or service as a director of the Company, and (3) the information required under Section 2.09(c) of the Bylaws, (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made: (1) the name and address of such stockholder (as they appear on the Company’s books), and the name and address of any such beneficial owner, and of any affiliates, associates, or others acting in concert with such stockholder or such beneficial owner (any such person other than the stockholder, a “Stockholder Associated Person”); (2) for each class or series, the number of shares of capital stock of the Company that are held of record or are beneficially owned by such stockholder and by any Stockholder Associated Person; (3) a description of any agreement, arrangement, relationship or understanding (whether written or oral) between or among such stockholder or Stockholder Associated Person and any other person in connection with the proposal of such nomination or other business; (4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder or any Stockholder Associated Person, or any other agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or Stockholder Associated Person with respect to the Company’s securities; (5) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; (6) a representation as to whether such stockholder or Stockholder Associated Person intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Company’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee, (ii) otherwise solicit proxies from stockholders in support of such proposal or nomination and/or (iii) solicit holders of shares representing at least 67% of the outstanding securities of the Company generally entitled to vote on the election of directors in support of director nominees other than the Company’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; (7) a representation as to whether such stockholder or Stockholder Associated Person has complied with all applicable legal requirements in connection with its acquisition of shares or other securities of the Company, and any other information reasonably requested by the Company, including with respect to determining whether such person has complied with this Section 2.09(a) of the Bylaws; (8) any other information relating to such stockholder, Stockholder Associated Person, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and (9) such other information relating to any proposed item of business as the Company may reasonably require determining whether such proposed item of business is a proper matter for stockholder action. Stockholder recommendations should be addressed to the Nominating and Corporate Governance Committee in care of our Corporate Secretary at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560. Each of the director nominees has been recommended by the Nominating and Corporate Governance Committee to the Board for election as our directors at the Annual Meeting, and the Board has approved such recommendations. Executive Committee The Executive Committee consists of Turqi Alnowaiser, Douglas Grimm, Andrew Liveris, Silvio Napoli, and Ori Winitzer, with Turqi Alnowaiser serving as chairperson. The Executive Committee reviews, discusses with management and makes recommendations regarding the implementation and execution of our business plan, operational performance and certain TABLE OF CONTENTS 2026 Proxy Statement 21 other matters and approves transactions below certain thresholds set by our Board. In 2025, the Executive Committee met eight times. STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS Our relationship with our stockholders is an important part of our corporate governance program. Engaging with our stockholders helps us to understand how they view us, to set goals and expectations for our performance, and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our stockholder and investor outreach include investor road shows, analyst meetings, and investor conferences and meetings. We also communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, news releases, and our website. Our conference calls for quarterly earnings releases are open to all. These calls are available in real time and as archived webcasts on our website for a period of time. The Board has adopted a process for stockholders and others to send communications to the Board or any director. All such communications should be sent by mail addressed to the Board or any particular director at Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560, c/o General Counsel & Corporate Secretary. All communications received by our General Counsel & Corporate Secretary will be sent directly to the Board or any particular director. CODE OF BUSINESS CONDUCT AND ETHICS Our Board of Directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is available in the Governance section of the Investors section of our website at https:// ir.lucidmotors.com/governance/documents-and-charters. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings. INSIDER TRADING POLICY We have adopted an Insider Trading Policy that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. Under this policy, directors, officers and other employees and contractors of the Company and its subsidiaries and other persons who may have access to material nonpublic information are prohibited from engaging in certain transactions relating to Company securities. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS There are no material proceedings to which any current director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such current director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. TABLE OF CONTENTS 22 2026 Proxy Statement

Report of the Audit Committee of the Board of Directors The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation and integrity of the consolidated financial statements and the reporting process, including establishing and monitoring the system of internal financial controls. In this context, during fiscal year 2025, the Audit Committee met and held discussions with management and KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm. Management has represented to the Audit Committee that the Company’s consolidated financial statements for the fiscal year ended December 31, 2025, were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited financial statements of the Company with management of the Company and with KPMG. In addition, the Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) and the SEC. The Audit Committee has received from KPMG the written disclosures regarding KPMG’s communications with the Audit Committee concerning independence required by the applicable requirements of the PCAOB and has discussed with KPMG the independence of KPMG from the Company and its management. Based on the foregoing, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the SEC. The Audit Committee and the Board have also recommended the selection of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The material in this report is not deemed “soliciting material,” is not deemed “filed” with the SEC, is not subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Janet S. Wong, Chair Lisa M. Lambert Nichelle Maynard-Elliott TABLE OF CONTENTS 2026 Proxy Statement 23

PROPOSAL NO. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm On March 27, 2026, our Audit Committee selected KPMG LLP (“KPMG”) as our independent registered public accounting firm for the fiscal year ending December 31, 2026. KPMG has served as our independent registered public accounting firm since June 17, 2023. Representatives of KPMG plan to attend the Annual Meeting and will be available to answer appropriate questions from stockholders. They will have the opportunity to make a statement if they desire to do so. Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. However, the Board is submitting the selection of KPMG to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders. TABLE OF CONTENTS 24 2026 Proxy Statement

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The following is a summary of the fees and services provided by KPMG to Lucid for fiscal years 2024 and 2025: Description of Services Provided by KPMG Fiscal year Ended December 31, 2024 Fiscal year Ended December 31, 2025 Audit Fees(1) $4,759,068 $5,119,574 Audit-Related Fees — — Tax Fees(2) 246,200 122,200 All Other Fees — — TOTAL $5,005,268 $5,241,774 (1) Audit Fees in 2024 and 2025 were for professional services rendered for the audits of our financial statements, review of interim financial statements, assistance with registration statements filed with the SEC and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements. (2) Tax Fees in 2024 and 2025 were for professional services rendered in connection with certain tax and research and development credits. The Audit Committee or a delegate thereof pre-approves the scope of the audit and non-audit services provided by our independent registered public accounting firm, as well as all associated fees and terms, pursuant to pre-approval policies and procedures established by the Audit Committee. The Audit Committee evaluates the independent registered public accounting firm’s qualifications, performance and independence, and presents its conclusions to the full Board on at least an annual basis. All of the services provided by KPMG for fiscal year 2024 and fiscal year 2025, and fees for such services, were pre- approved by the Audit Committee in accordance with these standards. VOTE REQUIRED To be approved, a majority of the total votes cast on Proposal No. 2 must be voted “For” the ratification of the selection of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have no effect. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PROPOSAL NO. 2) TABLE OF CONTENTS 2026 Proxy Statement 25

Proposal NO. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers We are required by Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory, non- binding, vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (the “Dodd-Frank Act”) (commonly referred to as a “say-on-pay” vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Although the vote is non-binding, we value constructive feedback from our stockholders on executive compensation and other important matters, and the Board and the Compensation and Human Capital Committee will consider the voting results when making future compensation decisions. As described under the heading “Compensation Discussion and Analysis” in this Proxy Statement, our executive compensation program is designed to attract, retain and motivate top-level talent who possess the skills and leadership necessary to grow our business and enable long-term value creation. The Board encourages our stockholders to read the disclosures set forth in the “Compensation Discussion and Analysis” section of this Proxy Statement and to review the compensation actions taken in fiscal year 2025. The Board believes that our executive compensation program effectively aligns executive pay with our performance and results in the attraction and retention of talented executives who are critical to our success. Accordingly, the Board recommends that our stockholders vote “For” the following resolution: “RESOLVED, that the compensation paid to the named executive officers, as disclosed in the proxy statement furnished for the 2026 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis.” Because the vote is advisory, it is not binding on management or the Board. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Compensation and Human Capital Committee and the Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Your vote will serve as an additional tool to guide the Compensation and Human Capital Committee and the Board in continuing to improve the alignment of our executive compensation program with business objectives and performance and with the interests of our stockholders. TABLE OF CONTENTS 26 2026 Proxy Statement

VOTE REQUIRED To be approved, a majority of the total votes cast on Proposal No. 3 must be voted “For” the approval, on an advisory basis, of the compensation of our named executive officers. Only votes “For” or “Against” will affect the outcome. Broker non-votes and abstentions will have no effect. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS (PROPOSAL NO. 3) TABLE OF CONTENTS 2026 Proxy Statement 27

PROPOSAL NO. 4: Approval of the Amendment and Restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan SUMMARY AND BACKGROUND We are asking our stockholders to approve the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan, effective June 4, 2026 (the “Amended Plan”). The Amended Plan is an amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan (the “Plan”), which was most recently approved by our stockholders on June 5, 2025. The Plan was initially effective on July 23, 2021 and has been amended in 2022, 2023, 2024 and 2025. The Amended Plan would increase the maximum aggregate number of shares authorized for issuance pursuant to awards under the Plan by 23,500,000 shares to a total of 61,366,924 shares. The proposed amendment is intended to enhance flexibility to continue to grant equity to our employees. Competitive equity awards are critical in allowing us to attract, retain, and motivate talented and qualified employees in the highly competitive markets in which we operate. The shares reserved for issuance through the Amended Plan (and the prior restatements of the Plan) cover our annual equity program awards as well as shares purchased under our Employee Stock Purchase Plan, which is included as an addendum to the Amended Plan (and the prior statements of the Plan) (the “ESPP Addendum”). We do not have a separate number of shares authorized for issuance pursuant to a standalone Employee Stock Purchase Plan. On April 21, 2026, the Board approved the Amended Plan, subject to the approval of our stockholders. REASON FOR THE PROPOSAL The purpose of the Amended Plan is to enhance our ability to attract, retain, incentivize, reward, and motivate service providers who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership and other incentive opportunities. Our use of equity compensation and the alignment with stockholders it provides has helped us achieve the success, growth, and value creation experienced by us and our stockholders. The Board believes that an increase in the shares available for issuance under the Plan will enable us to attract and retain the best available talent to grow our business and to ensure a sufficient number of shares will be available through June 2027. TABLE OF CONTENTS 28 2026 Proxy Statement

The 23,500,000 shares requested reflects the number of shares we forecast to be necessary to support our equity compensation program for the current fiscal year 2026 and through June 2027 based on our new hire and annual grant practices. Based on the closing price per share of Company common stock of $9.90 on March 13, 2026, the aggregate market value of the 23,500,000 additional shares available for equity awards under the Amended Plan if this proposal is approved would be approximately $232,650,000. CONSEQUENCES OF FAILURE TO APPROVE PROPOSAL As of March 15, 2026, we had 3,309,433 shares remaining available for issuance under the Plan. The Plan is the Company’s only current plan for granting equity incentive compensation to our employees, other than the ESPP Addendum, which allows employees to purchase our stock at a discount on a tax favorable basis. We anticipate that such remaining shares will be insufficient to support our annual equity grant cycle for fiscal year 2026 and through June 2027. If this Proposal No. 4 is not approved by our stockholders, we will continue to operate the Plan pursuant to its current provisions until there are no longer shares remaining available for issuance under the Plan and the Board will need to consider alternative arrangements to delivering competitive long-term compensation, including cash-based awards, in the absence of equity award availability. If we are unable to grant equity awards, our ability to hire and retain necessary talent will be significantly limited and will have a negative impact on our ability to grow and operate our business. ELIGIBLE PARTICIPANTS As of March 15, 2026, the number of persons eligible to participate in the Plan was approximately 8,851 employees, 54 consultants or independent contractors, and eight non-employee directors. The basis for participation in the Plan is the decision of the Compensation and Human Capital Committee and in some instances, of the Board, that an award to an eligible person will further the Plan’s purposes to attract, retain, incentivize, reward, and motivate service providers, as described above. In exercising its discretion, the Compensation and Human Capital Committee or the Board will consider the recommendations of management and the purposes of the Plan. TABLE OF CONTENTS 2026 Proxy Statement 29

TABLE OF CONTENTS

# Equity Compensation Plan Information

The following table presents certain information with respect to our equity compensation plans as of December 31, 2025, as required by Item 201(d) of Regulation S-K of the Exchange Act:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 22,020,251 | $19.09 | 3,437,107 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 22,020,251 (1) | $19.09 (2) | 3,437,107 (3) |

(1) Represents shares to be issued upon exercise of stock options and vesting of time-based and performance-based restricted stock units (reflects actual performance levels for PSUs with performance periods that ended or before fiscal year-end 2025 and assumes maximum performance levels for PSUs with open performance periods following fiscal year-end 2025) under the Plan.

(2) Shares issuable upon vesting of time-based and performance-based restricted stock unit awards have been excluded from the calculation of the weighted average exercise price because they have no exercise price associated with them.

(3) Represents shares available for issuance under the Plan, including shares available for purchase under the Company's Employee Stock Purchase Plan. Excludes the proposed increase of 23,500,000 shares that is contingent on stockholder approval of this proposal.

### Additional Information Regarding Equity Awards

The aggregate number of shares subject to stock options and other equity awards under the Plan (including the ESPP Addendum) since its inception through March 15, 2026 is set forth in the table below.

| Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan | | | |
|---|---|---|---|
| Name and Position[1] | Number of Options Granted | Weighted Average Per Share Exercise Price ($)[2] | Number of Shares Subject to Other Stock Awards[3] |
| Marc Winterhoff,<br>Interim Chief Executive Officer | 71,391 | 52.50 | 576,252 |
| Taoufiq Boussaid,<br>Chief Financial Officer | — | — | 341,574 |
| Gagan Dhingra,<br>Senior Vice President, Finance and Accounting and Principal Accounting Officer | 11,350 | 82.60 | 291,399 |
| Peter Rawlinson,<br>Former Chief Executive Officer, Chief Technology Officer & Director | — | — | 67,277 |
| Eric Bach,<br>Former Senior Vice President, Product and Chief Engineer | 40,865 | 82.60 | 562,697 |
| Turqi Alnowaiser | — | — | 26,530 |
| Douglas Grimm | — | — | 15,099 |

30 2026 Proxy Statement

TABLE OF CONTENTS

| Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan | | | |
|---|---|---|---|
| Name and Position[(1)] | Number of Options Granted | Weighted Average Per Share Exercise Price ($)[(2)] | Number of Shares Subject to Other Stock Awards[(3)] |
| Lisa M. Lambert | — | — | 25,126 |
| Andrew Liveris | — | — | 26,369 |
| Nichelle Maynard-Elliott | — | — | 25,885 |
| Chabi Nouri | — | — | 25,394 |
| Ori Winitzer | — | — | 25,394 |
| Janet S. Wong | — | — | 26,691 |
| | | | |
| All Current Executive Officers as a Group | 71,391 | 52.50 | 917,826 |
| All Current Non-Employee Directors as a Group | — | — | 196,488 |
| Each Nominee for Election as a Director | — | — | — |
| Each Associate of Any of Such Directors, Executive Officers or Nominees | — | — | — |
| Each Other Person Who Received or Is to receive 5 percent of Such Options, Warrants or Rights | — | — | — |
| All Employees, Other than Current Executive Officers as a Group | 434,769 | 78.01 | 40,481,556 |

(1) Silvio Napoli is not included in this table because he joined the Company following March 15, 2026.

(2) As of March 15, 2026, the weighted average exercise price of the total outstanding stock options granted under the Plan was $68.53 and the weighted average remaining contractual life was 4.53 years.

(3) Other stock awards are in the form of RSUs and PSUs. Reflect actual performance levels for PSUs with performance periods end on or before fiscal year-end 2025 and assumes maximum performance levels for PSUs with open performance periods following fiscal year-end 2025.

### ADDITIONAL INFORMATION REGARDING SHARE INCREASE

If stockholders approve the Amended Plan, such plan will authorize no more than 61,366,924 shares for issuance thereunder in the aggregate.

### Stock Plan Share Reserve Summary Table (includes the ESPP Addendum)

| | | Shares |
|---|---|---|
| A | Total shares authorized under the stock incentive plan, prior to the proposed amendment | 37,866,924 |
| B | Shares available to be granted under the plan as of March 15, 2026 | 3,309,433 |
| C | Amount of proposed share increase | 23,500,000 |
| D | Shares available for grant under the plan with the proposed share increase as of March 15, 2026 | 26,809,433 |
| E | Total shares authorized under the stock incentive plan, with the proposed increase | 61,366,924 |

2026 Proxy Statement 31

In determining the amount of the share increase, management and the Compensation and Human Capital Committee evaluated the stock incentive plan’s historic dilution rate, burn rate, and overhang and determined that the share increase is advisable. The Compensation and Human Capital Committee anticipates that the shares that will be available for new award grants under the Amended Plan, if stockholders approve this proposal, will provide us with flexibility to maintain a competitive compensation program to acquire, retain and incentivize service providers. The proposed share increase of 23,500,000 shares represents 7.12% of our total Common Stock outstanding as of March 15, 2026. There were 330,143,771 shares outstanding as of March 15, 2026. Dilution is the total number of shares subject to equity awards granted (less cancellations) divided by the total common shares outstanding at the end of the fiscal year. The average annual dilution over the last three fiscal years was 3.54%. Burn rate is another measure of dilution that shows how rapidly a company is depleting its shares reserved for equity compensation plans and differs from annual dilution because it does not take into account cancellations. Our annual burn rate over the last three fiscal years has averaged 4.19%. An additional metric that we use to measure the cumulative impact of the stock incentive plan is overhang (number of shares subject to equity awards granted under the Plan that are outstanding but not exercised, plus number of shares available to be granted under the Plan, divided by the numerator plus total common shares outstanding at the end of the year). For each of the last three fiscal years, our overhang has averaged 4.83%. If the Amended Plan is approved, our overhang would increase to 11.89%, based on data available as of March 15, 2026. Stock Plan Share Reservation Summary Table Fiscal 2025 (%) Fiscal 2024 (%) Fiscal 2023 (%) Three-Year Average (Fiscal 2023-2025) Percentage of Equity-Based Awards Granted to Named Executive Officers 0.31% 0.18% 0.30% 0.26% Dilution 5.63% 2.89% 2.10% 3.54% Burn Rate 6.46% 3.60% 2.50% 4.19% Overhang 6.70% 4.62% 3.18% 4.83% DESCRIPTION OF THE MATERIAL FEATURES OF THE PLAN The following is a summary of the Amended Plan and is qualified in its entirety by the full text of the Amended Plan, a copy of which is included as Annex A to this Proxy Statement. Except for the change to the Plan as noted above (e.g., the increase in shares available under the Plan), the Amended Plan contains substantially the same terms as the Plan. Size of Share Pool; Shares Available and Limitations on Awards As of March 15, 2026, there were 3,309,433 shares remaining for issuance under the Plan. If our stockholders approve the Amended Plan, the number of shares available for issuance will be increased by 23,500,000 shares effective as of the date of the Annual Meeting. More specifically, as of the date of the Annual Meeting (assuming our stockholders approve the Amended Plan), the maximum aggregate number of shares authorized for issuance as awards under the Plan on or after July 23, 2021 (the “Effective Date”) shall not exceed 61,366,924 shares (which is the sum of the following amounts, as equitably adjusted to reflect the one-for-ten (1:10) Reverse Stock Split effected on August 29, 2025 with respect to increases approved by the Board prior to August 29, 2025): ■ 23,500,000 shares approved by the Board on April 21, 2026, under the fifth restatement of the Plan; ■ 18,400,000 shares approved by the Board on April 22, 2025, under the fourth restatement of the Plan; ■ 11,900,000 shares approved by the Board on April 22, 2024 under the third restatement of the Plan; ■ 3,916,657 shares approved by the Board on March 2, 2023 under the second restatement of the Plan; ■ 1,500,000 shares approved by the Board on April 27, 2022 under the first restatement of the Plan; ■ 1,250,000 shares initially authorized for issuance under the Plan as of the Effective Date; TABLE OF CONTENTS 32 2026 Proxy Statement

■ 900,267 shares initially authorized under the Plan as of the Effective Date, which represents the number of shares equal to the number of unallocated shares of stock of Atieva, Inc. remaining available for issuance under (1) the 2021 Stock Incentive Plan of Atieva, Inc., as amended, (2) the 2014 Share Plan of Atieva, Inc., as amended, and (3) the 2009 Share Plan of Atieva, Inc. as amended (collectively, the “Prior Plans”); and ■ any shares subject to stock awards granted under the Prior Plans outstanding as of the Effective Date that (1) expire or terminate for any reason prior to exercise or settlement; (2) are forfeited, cancelled or otherwise returned to Lucid because of the failure to meet a contingency or condition required to vest such shares; or (3) are reacquired or withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award. In addition, (i) if restricted shares or shares issued upon the exercise of options are forfeited then such shares shall again become available for awards under the Plan; (ii) if restricted stock units, options, stock appreciation rights (“SARs”) or stock purchase rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares shall again become available for awards under the Plan; (iii) if restricted stock units or SARs are settled, then only the number of shares (if any) actually issued in settlement of such restricted stock units or SARs shall reduce the number of shares available under the Plan and the balance (including any shares withheld to satisfy tax withholding obligations) shall again become available for awards under the Plan; and (iv) any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or SARs shall be added back to the shares available for awards under the Plan. The number of shares authorized for grant under the Plan is subject to adjustment (as described below). Notwithstanding the foregoing, of the maximum aggregate shares issuable under the Plan, up to 61,366,924 shares (on a Reverse Stock Split-adjusted basis) may be issued in the form of incentive stock options (“ISOs”). In addition, notwithstanding the foregoing, the number of aggregate shares issuable under the Plan and the ESPP Addendum may not exceed 61,366,924. The maximum number of shares subject to awards granted under the Plan during any calendar year to any outside director (defined as a member of the Board who is not an employee or consultant of Lucid), plus any cash fees paid to the outside director in a calendar year for service on the Board, will not exceed $1 million in total value for the first year of service and $750,000 in total value per year thereafter. Administration of the Plan The Plan is administered by the Compensation and Human Capital Committee or other committee (of two or more of our directors) appointed by the Board, or by the Board. The Compensation and Human Capital Committee generally has the authority, among other things, to interpret the Plan, adopt rules relating to the Plan, adopt, amend, or terminate the ESPP Addendum or any sub- plan, determine participants and awards to be granted under the Plan, prescribe the terms and conditions of awards, administer the ESPP Addendum, or take any other actions necessary or advisable for the administration of the Plan. Types of Awards The following types of awards may be made under the Plan. All the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, and forfeiture provisions determined by the Compensation and Human Capital Committee, in its sole discretion, subject to such limitations as are provided in the Plan. In addition, subject to the limitations provided in the Plan and in accordance with applicable law, the Compensation and Human Capital Committee may accelerate or defer the vesting or payment of awards, cancel, or modify outstanding awards, and waive any conditions or restrictions imposed with respect to awards. Restricted Shares A restricted share award is an award of outstanding shares that does not vest until after a specified period of continuous service, or satisfaction of other vesting conditions as determined by the Compensation and Human Capital Committee, and which may be forfeited if conditions to vesting are not met. At the Compensation and Human Capital Committee’s discretion, participants may be credited with dividends and other distributions that will be paid to the holder only when unvested restricted shares vest. Participants are also generally entitled to the same voting rights as our other stockholders. Non-qualified Stock Options An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our shares on the grant date. TABLE OF CONTENTS 2026 Proxy Statement 33

The term of a non-qualified stock option may not exceed ten years from the date of grant. Subject to the section entitled “No Repricing” below, Lucid may (i) modify, extend, or renew outstanding stock options or accept the cancellation of options in return for the grant of new options or a different award or cash or (ii) offer to buy out for a payment in cash or cash equivalents a non-qualified stock option previously granted. Options may be awarded in combination with SARs, and the award may provide that options will not be exercisable unless the related SARs are forfeited. An award of nonqualified stock options generally may not include dividend equivalents. Incentive Stock Options An ISO is a stock option that meets the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), which includes an exercise price of no less than 100% of the fair market value of the shares subject to the option on the grant date, a term of no more than ten years, and that the option be granted from a plan that has been approved by stockholders of Lucid. Notwithstanding the foregoing, if granted to a participant who owns shares representing more than 10% of the voting power of all classes of shares of Lucid, its parent or one of its subsidiaries, an ISO must have a term of not more than five years and an exercise price of no less than 110% of the fair market value of the shares subject to the option on the grant date. An award of ISOs generally may not include dividend equivalents. Unrestricted Shares Subject to limits in the Plan, the Compensation and Human Capital Committee may issue unrestricted shares, in such amounts and subject to such terms and conditions as the Compensation and Human Capital Committee determines. Stock Appreciation Rights A SAR entitles the participant to receive an amount equal to the difference between the fair market value of Lucid shares on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share on the grant date (except with respect to substitute awards)), multiplied by the number of shares subject to the SAR. An award of SARs generally may not include dividend equivalents. Restricted Stock Units A time-based restricted stock unit ("RSU") is an award denominated in shares that may be settled either in shares or cash, or a combination of both, subject to terms and conditions determined by the Compensation and Human Capital Committee. An award of restricted stock units may include the right to dividend equivalents, in the Compensation and Human Capital Committee’s discretion. Cash Awards The Compensation and Human Capital Committee may grant cash-based awards to any participant in such number or amount, and subject to such conditions, that the Compensation and Human Capital Committee may determine. Stock Purchase Rights under the ESPP Addendum The purpose of the ESPP Addendum is to provide a broad-based employee benefit to attract the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success by purchasing stock from the Company on favorable terms, paid for through payroll deductions. The ESPP Addendum is intended to qualify under Section 423 of the Code. The Compensation and Human Capital Committee may grant stock purchase rights under the ESPP Addendum to any participant who is an employee. The Compensation and Human Capital Committee may establish sub-plans (which need not qualify under Section 423 of the Code) to facilitate participation in the ESPP Addendum by non-U.S. employees in compliance with foreign laws. The maximum aggregate number of shares for purchase under the ESPP Addendum during any calendar year beginning on or after January 1, 2026 is 2,000,000 shares (reflecting the one-for-ten (1:10) Reverse Stock Split), or any other such annual limit as may be approved by the Compensation and Human Capital Committee. While the ESPP Addendum is in effect, the Compensation and Human Capital Committee may grant options to purchase shares of stock during a specified offering period in compliance with the requirements of Section 423 of the Code. Unless provided otherwise by the Compensation and Human Capital Committee prior to commencement of an offering period, the maximum number of shares which may be purchased by an individual participant during such offering period is 2,500 shares (as equitably adjusted to reflect the one-for-ten (1:10) Reverse Stock Split). Termination of employment for any reason will be treated as an automatic withdrawal from participation in the ESPP Addendum. The purchase price for each share purchased during an offering period will be the lesser of 85% of the fair market value of the share on the purchase date or 85% of the fair market value of the share on the offering date. No participant may be granted a right to purchase stock under the ESPP Addendum if such a purchase would result in the participant owning 5% or more of the combined voting power or TABLE OF CONTENTS 34 2026 Proxy Statement value of all classes of stock of Lucid or any parent or subsidiary of Lucid. No participant shall accrue the right to purchase stock which exceeds $25,000 of fair market value of such stock per calendar year. In the event of a corporate reorganization (defined as (i) the consummation of a merger, consolidation or any other corporate reorganization of Lucid or (ii) the sale, transfer or other disposition of all or substantially all of Lucid’s assets or the complete liquidation or dissolution of Lucid) in which the ESPP Addendum is not assumed by the surviving corporation, the offering period in progress will terminate and either (1) shares will be purchased in accordance with the terms of the ESPP Addendum or (2) all amounts in all participant accounts will be refunded without any purchase of shares. PERFORMANCE CRITERIA Awards granted under the Plan may be subject to specified performance criteria. The Compensation and Human Capital Committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals. DEFERRALS Subject to compliance with Section 409A of the Code, the Compensation and Human Capital Committee in its sole discretion may permit or require participants to defer certain amounts or shares paid or issued in respect of awards. ADJUSTMENTS In the event of a subdivision of the outstanding Common Stock, a declaration of a dividend payable in shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a combination or consolidation of the outstanding Common Stock into a lesser number of shares, a recapitalization, a spin-off, or a similar occurrence, the Compensation and Human Capital Committee may make appropriate and equitable adjustments in: (i) the class(es) and number of securities available for future awards; (ii) the class(es) and number of securities covered by each outstanding award; (iii) the exercise price under each outstanding option and SAR; and (iv) options to purchase shares granted pursuant to the ESPP Addendum. On August 29, 2025, the Company effected the Reverse Stock Split of its Common Stock. Consequently, all outstanding options, RSUs and performance-based RSUs (“PSUs”) granted under the Plan (such outstanding equity awards, collectively, the “Outstanding Equity Awards”) entitling the holders thereof to acquire, through purchase, exercise, vesting and settlement, exchange or otherwise, shares of Common Stock, were adjusted by the Compensation and Human Capital Committee based on the one-for-ten exchange ratio. The Compensation and Human Capital Committee, pursuant to its role as the administrator of the Plan, is authorized to determine certain equitable or proportional adjustments to the Outstanding Equity Awards and the Plan in the event of a reverse stock split. Accordingly, upon the effect of the Reverse Stock Split, the number of shares available for issuance under the Plan (to the extent awards are permitted to be granted thereunder), the number of shares subject to the Outstanding Equity Awards, and the exercise price and/or purchase price relating to such awards, as applicable, were equitably or proportionately adjusted by the Compensation and Human Capital Committee to reflect the Reverse Stock Split. CHANGE IN CONTROL In the event of a Change in Control (defined as (i) a change in the composition of the Board in which fewer than one half of the incumbent directors are the original directors or were elected with at least a majority of the original directors; (ii) any person who, by acquisition or aggregation of securities, is or becomes the beneficial owner of securities of Lucid representing 50% or more of the voting power of Lucid’s outstanding securities; (iii) the consummation of a merger or consolidation where 50% or more of the voting power is owned by persons who were not stockholders of Lucid prior to the merger or consolidation; or (iv) the sale, transfer, or other disposition of all or substantially all of Lucid’s assets), if the surviving corporation does not continue, assume or settle (subject to vesting) outstanding awards (other than stock purchase rights under the ESPP Addendum), or substitute similar stock awards for outstanding awards (other than stock purchase rights under the ESPP Addendum), then the Compensation and Human Capital Committee may accelerate the vesting or deem any performance-based vesting to be satisfied at the target level or based on actual performance (or the greater thereof). The Compensation and Human Capital Committee may also determine at the time of granting of an award or thereafter that an award will vest and/or become exercisable in connection with a Change in Control. The Compensation and Human Capital Committee may treat awards differently. NO REPRICING Except in connection with corporate transactions, the Compensation and Human Capital Committee may not, without stockholder approval, effect any repricing or buyout of any “underwater” stock option, SAR, or similar award. TABLE OF CONTENTS 2026 Proxy Statement 35

CLAWBACK The Compensation and Human Capital Committee has the authority, to the extent permitted by applicable law, to specify in an award agreement, exercise notice or share purchase agreement that a participant’s rights, payments and benefits with respect to an award under the Amended Plan shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, including but not be limited to, in each case to the extent permitted by applicable law, termination of service for “cause” (as defined in the Amended Plan) or any act by a participant, whether before or after termination of service, that would constitute cause for termination of service, a participant’s noncompliance with applicable restrictive covenants and conditions, and any other events set forth in a clawback, recoupment or similar policy adopted or amended by the Company from time to time, including, without limitation, the Company’s Compensation Recoupment Policy. Notwithstanding the foregoing, stock purchase rights under the ESPP are subject to the terms of the ESPP Addendum. Our current Compensation Recoupment Policy is discussed in more detail under the heading “Compensation Discussion and Analysis — Compensation Recoupment Policy” in this proxy statement. ASSIGNABILITY Unless an award agreement provides otherwise, no award granted under the Plan may be sold, assigned, conveyed, gifted, pledged, hypothecated, or otherwise transferred in any manner other than by will or the laws of descent and distribution. AMENDMENT AND TERMINATION The Board may amend, suspend, or terminate the Plan or the ESPP Addendum at any time, provided that amendments to any outstanding award agreements are subject to applicable legal restrictions and the consent of the participant if the participant’s right or obligations would be materially impaired. NEW PLAN BENEFITS The benefits that will be awarded or paid under the Amended Plan cannot currently be determined, except with respect to certain awards for current non-employee directors. Each non-employee director elected to the Board at the 2026 Annual Meeting is anticipated to be granted an RSU award on the date of the 2026 Annual Meeting with a target grant date value of  $270,000, as discussed later under the section titled “Director Compensation.” In addition, each current non-employee director who served on a certain special committee is eligible to receive a grant of fully vested restricted stock units on the date of the 2026 Annual Meeting with a target grant date value equal to $2,000 times the number of special committee meetings the non-employee director attended since the previous annual meeting, subject to a $20,000 cap. Such grants are not subject to stockholder approval of the Amended Plan and are referred to herein collectively as the “Upcoming Director Grants”). Awards granted under the Amended Plan are within the Compensation and Human Capital Committee’s discretion, and the Compensation and Human Capital Committee has not determined other future awards or who might receive them. The Amended Plan does not have set benefits or amounts, and no grants or awards have been made by the Compensation and Human Capital Committee or the Board that are conditioned upon stockholder approval of the Amended Plan. The following New Plan Benefits table for the Amended Plan sets forth information pertaining to the Upcoming Director Grants currently contemplated to be made under the Amended Plan: Stock Awards Name and Position Dollar Value ($) Number of Units All Current Non-Employee Directors as a Group(1) 2,160,000 N/A (1) Represents the Upcoming Director Grants. Further information regarding non-employee director compensation is described under the heading “Director Compensation.” The total number of shares of our Common Stock subject to each RSU award granted to our Non-Employee Directors is determined by dividing the total dollar value of the award by the volume- weighted average price of the Company’s Common Stock during the 30 consecutive trading day period ending on the grant date. Such average is determined based upon the closing price for each such trading day and the number of shares traded on such day. U.S. FEDERAL INCOME TAX CONSEQUENCES The following is a general summary under current law of certain United States federal income tax consequences to the Company and participants who are citizens or individual residents of the United States relating to awards granted under the TABLE OF CONTENTS 36 2026 Proxy Statement

Plan. This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. This summary is not tax advice, and it does not discuss all aspects of federal taxation that may be relevant to the Company and participants. Accordingly, the Company urges each participant to consult their own tax advisor as to the specific tax consequences of participation in the Plan under federal, state, local and other applicable laws. Non-Qualified Stock Options A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Code. A participant generally will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, the participant generally will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes, subject to any limits imposed under Section 162(m) of the Code. When the participant sells the shares acquired on exercise, the participant generally will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares. Incentive Stock Options An incentive stock option is an option that meets the requirements of Section 422 of the Code. A participant generally will not have taxable income when granted an incentive stock option or when exercising the option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares generally will be taxable as long-term capital gain. We generally will not be entitled to any corresponding tax deduction. If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant exercises an incentive stock option more than three months after the participant’s employment or service with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of their disability, the three-month period is extended to one year. The three-month period does not apply in the case of the participant’s death. Similar tax consequences will apply to stock purchase rights under the ESPP Addendum. SARs A participant generally does not recognize income at the time a SAR is granted. At the time cash or stock representing the amount of the appreciation is transferred to the participant pursuant to exercise of the SAR, the participant will generally be required to recognize as income an amount equal to the amount of cash or fair market value of the shares paid or transferred to the participant. Such amount will be taxable as ordinary income and we generally will be entitled to a corresponding tax deduction, subject to any limits imposed under Section 162(m) of the Code. Restricted Stock A participant generally will not recognize any income upon the receipt of unvested shares or restricted stock unless the participant elects under Section 83(b) of the Code, within 30 days after receipt of the shares, to recognize ordinary income in an amount equal to the fair market value of the shares at the time of receipt, less any amount paid for the shares, and the Company generally will be allowed a corresponding tax deduction at that time, subject to any limits imposed under Section 162(m) of the Code. A participant who makes the election will not be allowed a deduction for the value of any shares subsequently forfeited. A participant who does not make a timely election under Section 83(b) will generally recognize ordinary income when the shares are no longer subject to a substantial risk of forfeiture (typically, the vesting date for the award), in an amount equal to the fair market value of the shares at that time, less any amount paid for the shares. Transfer or resale restrictions that do not constitute a substantial risk of forfeiture do not defer taxation. We will withhold any Federal Insurance Contribution Act (“FICA”) taxes due in respect of the shares in the year the restrictions applicable to the shares lapse, based on the fair market value of the shares on the vesting date, unless the participant makes an election under Section 83(b) of the Code, in which case we will withhold any FICA taxes due in respect of the shares in the year of grant based on the fair market value of the shares on the grant date. Generally, upon a sale or other disposition of restricted stock with respect to which a participant has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions previously lapsed), the participant will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the basis in such shares. Such gain or loss will be long- term capital gain or loss if the participant holds such shares for more than one year. TABLE OF CONTENTS 2026 Proxy Statement 37

Restricted Stock Units A participant generally does not recognize income at the time a restricted stock unit award is granted. At the time of settlement of the award, the participant will generally recognize ordinary income equal to the fair market value of the restricted stock units at the time of settlement of the award, and the Company generally will be allowed a corresponding tax deduction at that time, subject to any limits imposed under Section 162(m) of the Code. We will withhold any FICA taxes due in respect of the restricted stock units in the year they vest based on the fair market value of the shares and/or cash underlying the award on the vesting date. Any gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is generally treated as a capital gain or loss (short-term or long-term depending on the applicable holding period). Performance Awards Generally, in the case of performance-based awards, the participant will recognize ordinary income on the amount of cash and the fair market value of Common Stock received on the date of payment or settlement of the award (provided that the award is exempt from or complies with Section 409A of the Code). We generally will be entitled to a deduction for such amount at the time it is includable in the income of the participant, subject to any limits imposed under Section 162(m) of the Code. Cash Awards Upon the payment of a cash award, the amount of cash received will be ordinary income to the participant. We will be entitled to a deduction for such amount at the time it is includable in the income of the participant, subject to any limits imposed under Section 162(m) of the Code. REGISTRATION WITH THE SEC If our stockholders approve the Amended Plan, we will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the additional shares available for issuance under the Plan as a result of the Amended Plan. VOTE REQUIRED To be approved, a majority of the total votes cast on Proposal No. 4 must be voted “For” the approval of the amendment and restatement of the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan. Only votes “For” or “Against” will affect the outcome. Broker non-votes and abstentions will have no effect. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE LUCID GROUP, INC. AMENDED AND RESTATED 2021 STOCK INCENTIVE PLAN (PROPOSAL NO. 4) TABLE OF CONTENTS 38 2026 Proxy Statement

TABLE OF CONTENTS

# Executive Officers

The following table sets forth certain information concerning our executive officers. Each individual serving as an executive officer (as defined under Rule 3b-7 of the Exchange Act) as of the date of this Proxy Statement is included.

| Name | Age | Position |
|---|---|---|
| Marc Winterhoff | 57 | Interim Chief Executive Officer |
| Taoufiq Boussaid | 55 | Chief Financial Officer |

Biographies for our executive officers are below:



**Marc Winterhoff** has served as our Interim Chief Executive Officer and Principal Executive Officer since February 2025. Mr. Winterhoff previously served as our Chief Operating Officer from December 2023 to February 2025. Prior to joining us, Mr. Winterhoff was a partner at Roland Berger, the European management consultancy, where he focused on operational leadership for large automotive manufacturers; managing manufacturing and cost efficiency; introduction of sales, service, and new mobility concepts; and long-term strategies for renowned automotive brands from October 2011 to November 2023. Mr. Winterhoff holds an M.A. in electrical and electronics engineering and management from the Technische Universität Darmstadt.

## Marc Winterhoff

**INTERIM CHIEF EXECUTIVE OFFICER**

Age: 57



**Taoufiq Boussaid** has served as our Chief Financial Officer since February 2025. Before joining us, Mr. Boussaid was an advisor for N.V.Bekaert S.A., a Belgium-listed industrial steel and coatings technology group, from October 2024 to December 2024 and was the group's Chief Financial Officer from July 2019 through October 2024. From 2007 to 2019, Mr. Boussaid was employed at Bombardier Transportation, a rolling stock and rail transport manufacturing company, where he served multiple leadership roles within its finance organization in different geographies with his most recent position as Vice President Finance for Western Europe, Asia Pacific, Middle East and Africa. From 2004 to 2007, he held several finance roles with United Technologies Corporation, a multinational conglomerate, including as Corporate Controller EMEA and Chief Financial Officer for their Carrier Heating Systems business in Europe. Mr. Boussaid started his career in international finance as an audit manager with Ernst & Young Global Limited in France and The Coca-Cola Company in the United States.

## Taoufiq Boussaid

**CHIEF FINANCIAL OFFICER**

Age: 55

2026 Proxy Statement 39

Message to Stockholders From the Compensation and Human Capital Committee of the Board of Directors The Compensation and Human Capital Committee (the “Committee”) has reviewed and approved the executive compensation actions described in this report. A strong focus of the Company and the Committee is to drive a performance-based culture, deliver on the plans and commitments to our stockholders and hold our executives accountable accordingly. We have therefore been focused on the design, administration, and implementation of our pay-for-performance compensation philosophy and ensuring our compensation programs are aligned with our Company’s strategic imperatives and with our stockholders’ interests. We designed our executive compensation program to ensure alignment with our annual growth objectives as well as our long-term business plan. At the time we set the 2025 performance metrics, we believed that achieving them would require a high level of effort and skilled execution from our executives to achieve strong sales and operational success. This approach reinforces our performance-based culture by holding our executives accountable for delivering quantifiable results against measurable performance metrics and individual goals. In 2025, we continued to emphasize performance-based equity awards as a crucial element of our long-term incentive plan for executives, including our named executive officers. Additionally, our performance-based equity awards were designed to emphasize multi-year performance, which, combined with our annual cash incentive program, balances long-term and short- term objectives. The successful execution of key corporate performance metrics allows our named executive officers to be appropriately rewarded, ensuring alignment between pay and performance. As summarized below and detailed in the “Business Highlights and Key Accomplishments for 2025” section, we achieved several important milestones in 2025, spearheaded by the unique talent and sustained effort of our executive team: ■ Extended our technology and category leadership into the SUV segment as we ramped production of the Lucid Gravity, marking a major step in broadening our product portfolio and positioning the Company to address a larger premium SUV market. ■ Achieved four consecutive quarters of record deliveries, with strong year-over-year growth of 55% in fiscal year 2025, reflecting increasing demand, improved execution, and continued momentum as we scale the business. ■ The Lucid Air was the best-selling EV in the U.S. in its segment in 2025, and finished third overall in the large luxury car segment when including traditional internal combustion engine vehicles from some of the most storied and well- established automotive brands in the world. ■ Delivered strong and accelerating revenue growth in fiscal year 2025, with revenue increasing approximately 68% year- over-year to $1.35 billion, significantly outpacing prior-year growth and reflecting higher vehicle deliveries, improved production consistency, and the initial ramp of Lucid Gravity. ■ Strengthened our financial foundation, improving gross margins and working capital efficiency while maintaining a robust balance sheet with approximately $4.6 billion in total liquidity at year-end 2025, supporting our path to scale and profitability. ■ Lucid Gravity and Lucid Air were both named to Car and Driver 10Best of 2026, for SUVs and cars, respectively, and were the only electric vehicles to be named in each category. Secured our largest technology partnership to date as we entered into an agreement with Uber and Nuro to develop a global robotaxi service based on the Lucid Gravity platform, providing our company a key foothold in the rapidly growing robotaxi market. ■ Defined and executed our broader autonomous mobility initiatives leveraging the support of industry-leading partners, reflecting our ability to bring new services to customers and also extend our software-defined platform into new, capital- efficient revenue opportunities. ■ Nearly doubled annual production year-over-year (98%) despite unprecedented industry headwinds including tariffs, magnet and chip shortages, and fires at one of our major suppliers, underscoring our resilience, agility, and growing manufacturing strength. Advanced our global manufacturing strategy, progressing expansion at AMP-2 in Saudi Arabia to enable completely built-up unit production, which will add 150,000 units of annual capacity, further supporting our long- term scale, geographic diversification, and capital efficiency. TABLE OF CONTENTS 40 2026 Proxy Statement

We have a robust and exciting series of additional milestones expected from this leadership team in 2026 and we will continue to endeavor to make the best decisions possible for both the present and future of the Company. We are also very aware that we are in an enterprise-building phase of our growth story. And we firmly believe that the people at Lucid are a big reason to be optimistic about our future. Therefore, we strive to attract and retain industry leading talent to the Company. We thank you for being on this journey with us and we are committed to ensuring this journey is a rewarding one for all of our stakeholders. Andrew Liveris, Chair Nichelle Maynard-Elliott Ori Winitzer TABLE OF CONTENTS 2026 Proxy Statement 41

Compensation Discussion and Analysis OVERVIEW This Compensation Discussion and Analysis (“CD&A”) describes our executive compensation program in 2025 for our named executive officers (“NEOs”), including our compensation philosophy and process, the objectives and elements of the program, and the material factors considered in making compensation decisions. Our NEOs for 2025 included: (i) Marc Winterhoff, our Interim Chief Executive Officer (“CEO”) appointed on February 21, 2025, who previously served as our Chief Operating Officer; (ii) Taoufiq Boussaid, our Chief Financial Officer appointed on February 25, 2025; (iii) Gagan Dhingra, who served as our Interim Chief Financial Officer and was promoted from Vice President of Accounting to Senior Vice President, Finance and Accounting on February 25, 2025; (iv) Peter Rawlinson, our former CEO and Chief Technology Officer who was appointed Strategic Technical Advisor to the Chairman of the Board on February 21, 2025; and (v) Eric Bach, our former Senior Vice President, Product and Chief Engineer, who left the Company on November 5, 2025. Each individual who was serving as an executive officer (as defined under Rule 3b-7 of the Exchange Act) of the Company as of December 31, 2025 is included as a NEO. Following the end of fiscal year 2025, the Company announced that Silvio Napoli will be appointed to serve as our CEO. Following Mr. Napoli’s appointment, Mr. Winterhoff will transition to his previous role as our Chief Operating Officer. Because Mr. Napoli was not employed by us at any time during fiscal year 2025, he is not a NEO for the fiscal year ended December 31, 2025, and he has no historical compensation to disclose for that period. BUSINESS HIGHLIGHTS AND KEY ACCOMPLISHMENTS FOR 2025 During fiscal year 2025, we significantly advanced our strategic initiatives and continued to set new standards and achieve recognition for our luxury electric vehicles. Awards ■ Lucid Gravity was named to Car and Driver’s esteemed annual ranking, 10Best Trucks & SUVs for 2026, in its first year of eligibility. Lucid Gravity Grand Touring impressed with its range, fast charging, quick acceleration, and agile handling. Editors also called out the attention to detail throughout, from the spaciousness of each row of seats to the large frunk. ■ Additionally, Lucid Gravity was awarded Esquire’s 2026 Car of the Year, as well as Good Housekeeping Family Car Awards 2026 for Best Luxury EV. ■ The Lucid Air was also selected to Car and Driver’s 2026 10Best Cars for the third consecutive year. The Lucid Air Pure trim was included and recognized for its exceptional combination of range, driver-oriented performance, and innovative design. ■ U.S. News and World Report named Lucid as the Best Luxury EV Brand, citing the overall excellence of Lucid Air and Lucid Gravity, as well as their industry-leading efficiency and range. ■ The prestigious German Car of the Year Awards named Lucid Air Sapphire as the 2026 German Performance Car of the Year for its groundbreaking performance. Nearly Doubled Production and Achieved Four Consecutive Quarters of Record Deliveries and Revenue ■ We nearly doubled production year over year and in-line with 2025 annual production guidance of approximately 18,000 vehicles despite supply chain and tariff headwinds. ■ In the four consecutive quarters of 2025, we delivered 3,109, 3,309, 4,078, and 5,345 vehicles, respectively, achieving an impressive 55% year-over-year growth. ■ We delivered strong and accelerating revenue growth in fiscal year 2025, with revenue increasing approximately 68% year-over-year to $1.35 billion, significantly outpacing prior-year growth and reflecting higher vehicle deliveries, improved production consistency, and the initial ramp of Lucid Gravity. TABLE OF CONTENTS 42 2026 Proxy Statement

Ramped Production and Deliveries of the Lucid Gravity ■ We extended our technology leadership into the SUV segment with Lucid Gravity, delivering exceptional range, interior space, and performance in a highly efficient platform—demonstrating our ability to scale our core technology across multiple vehicle categories. ■ We successfully ramped production and initial deliveries of the Lucid Gravity, with early customer deliveries marking a key milestone as we scale our second vehicle platform and expand into the premium SUV segment. Advanced Autonomy Strategy and Capabilities ■ Advanced our autonomous mobility strategy through a differentiated partnership approach, delivering engineering vehicles to support integration of the Nuro Driver for Uber robotaxi applications and securing an initial order for 20,000 vehicles from Uber. By leveraging best-in-class partners, we are accelerating time to market while minimizing capital intensity, expanding our total addressable market beyond traditional vehicle sales and extending the Lucid platform into new, scalable, and capital-efficient revenue opportunities. ■ Progressed our consumer driver assistance and autonomy capabilities, delivering a major over-the-air update to our DreamDrive Pro system in fiscal year 2025 that introduced Hands-Free Drive Assist and Hands-Free Lane Change Assist, improving usability and functionality on compatible highways. Built on our comprehensive 32- sensor hardware suite and in-house software stack, these enhancements reflect continued progress toward higher levels of autonomy and reinforce our long-term roadmap for expanding software-enabled features and value creation. Scaled and Optimized Manufacturing Operations ■ We continued to scale and optimize manufacturing operations at AMP-1, where both the Lucid Air and Lucid Gravity are assembled, building on the 2024 expansion to approximately 90,000 units of annual capacity. In fiscal year 2025, we increased production volumes while implementing manufacturing process improvements, enhancing throughput and efficiency, and benefiting from easing industry-wide supply chain constraints—supporting more consistent output and improved cost absorption. ■ We advanced development and operational readiness of AMP-2 in Saudi Arabia, where construction has progressed significantly with major structural milestones, including facility walls now in place, and engagement with key partners such as Rockwell Automation to support advanced manufacturing systems. We continued expansion to enable completely built-up unit production and an additional 150,000 units of annual capacity, while achieving ISO 14001 and ISO 45001 certification, positioning AMP-2 to support scalable, efficient global production as volumes grow. Expanded Access to Industry-Leading Charging ■ We expanded charging access and convenience across our lineup, with Lucid Gravity equipped with a native NACS charge port enabling direct access to Tesla’s Supercharger network, and Lucid Air gaining access via adapter—significantly increasing the availability and ease of fast charging for our customers. ■ We maintained leadership in charging performance and safety, with Lucid vehicles continuing to deliver industry-leading fast-charging capabilities and efficiency, while the Lucid Air earned a 5-star overall safety rating from the NHTSA, achieving top scores across frontal crash, side crash, and rollover categories. Enhanced Software Capabilities ■ We continued to advance our software-defined vehicle platform, with both Lucid Air and Lucid Gravity designed to improve over time through over-the-air updates. In fiscal year 2025, we delivered a series of software enhancements focused on improving system stability, user interface responsiveness, and overall customer experience, reflecting our continued progress in addressing earlier issues and strengthening our in-house software capabilities. Our vertically integrated approach to hardware and software enables ongoing feature updates and performance improvements, reinforcing differentiation and long-term value creation. 2025 PAY ACTIONS RELATED TO TARGET COMPENSATION We believe our executive compensation program provides effective incentives for our NEOs to lead us to achieve significant growth, thereby producing long-term value for our stockholders. In light of our key accomplishments through 2025, our TABLE OF CONTENTS 2026 Proxy Statement 43

Compensation and Human Capital Committee approved the following pay actions for our NEOs, each of which is more fully described below in this CD&A: Base Salary ■ In 2025, the Compensation and Human Capital Committee increased the base salaries by approximately 7% for Mr. Winterhoff, 19% for Mr. Dhingra, and 3% for Mr. Bach. These increases were primarily based on executive performance, competitive peer group data, and internal pay equity. The increase for Mr. Dhingra was also based on his promotion from Vice President of Accounting to Senior Vice President, Finance and Accounting. Due to Mr. Rawlinson’s transition to Strategic Technical Advisor to the Chairman of the Board, he began receiving a monthly payment of $120,000 for services rendered during the 24-month consulting term starting in February 2025. Mr. Winterhoff also receives a monthly stipend of $20,000 for any month or partial month he serves as interim CEO. Annual Cash Incentive ■ The Compensation and Human Capital Committee and the Board approved our annual cash incentive program for 2025, under which the target incentives were 90% of base salary and interim CEO stipend for Mr. Winterhoff, 90% of base salary for Mr. Boussaid, 75% for Mr. Bach, and 75% for Mr. Dhingra. Mr. Rawlinson, who departed in February 2025, was not eligible for an annual bonus opportunity for 2025. The annual cash incentive program metrics were deliveries, gross margin, and free cash flow for fiscal year 2025, and production validation release of the Lucid Mid-size by September 30, 2025, with individual performance modifiers. Long-Term Equity Incentives and 2025 Equity Award Mix ■ In an ongoing effort to achieve strong support for our executive compensation program and to further align executive incentives with stockholder interests, the Compensation and Human Capital Committee considered and evaluated modifications to the long-term equity incentive component effective for 2025. Based on feedback received from stockholder engagement and consistent with our pay-for-performance compensation philosophy, we maintained performance-based equity awards as a significant component of the equity awards program for our executive leaders (including our NEOs). ■ For 2025, we continued to utilize PSUs as a core component of annual equity delivery, aligned with our financial, operational, and strategic goals. We measure performance versus pre-established goals over a two-year period. The key corporate performance metrics were deliveries, gross margin, and free cash flow for the 2025 performance period and are deliveries and free cash flow for the 2026 performance period. Additionally, we continued to abstain from applying an individual performance modifier to underscore our commitment to collective effort and teamwork. ■ For 2025, the equity award mix for our NEOs was as follows: (1) for Messrs. Boussaid, Dhingra, and Bach, 60% PSUs and 40% RSUs; (2) for Mr. Winterhoff, 33.33% in PSUs and 66.67% in RSUs. Mr. Rawlinson, who departed in February 2025, was not eligible for an equity award in 2025, aside from the Supplemental Rawlinson RSU Award (as defined under the heading "Mr. Rawlinson Transition Agreement"). Pay Element Pay Action TABLE OF CONTENTS 44 2026 Proxy Statement

COMPENSATION GOVERNANCE BEST PRACTICES We maintain strong corporate governance standards with respect to our executive and director compensation programs and are mindful of the perspectives of our stockholders. Our executive compensation program is guided by the following corporate governance best practices designed to protect the interests of our stockholders: What We Do What We Don’t Do Annual Compensation Review. The Compensation and Human Capital Committee conducts a review at least annually of our executive compensation philosophy and strategy, including a market assessment of executive pay practices at peer companies. No Option/SAR Repricing or Buy Outs. Our Amended and Restated 2021 Stock Incentive Plan prohibits, without stockholder approval, repricing of stock options and stock appreciation rights, and buyouts of underwater stock options and stock appreciation rights. Annual Compensation-Related Risk Assessment. We have strong risk and control policies, consider risk management when making executive compensation decisions, and conduct an annual risk assessment of our compensation programs to promote prudent risk management. No Dividends on Unvested Awards. We do not pay dividends on unvested equity awards. Balanced Short-Term and Long-Term Compensation. We balance short- and long-term incentives to discourage short- term risk-taking at the expense of long-term results. No “Single-Trigger” Change in Control Arrangements. We do not provide for “single-trigger” acceleration of equity or other compensation or benefits solely upon a change in control. Independent Compensation and Human Capital Committee Advisor. The Compensation and Human Capital Committee engages an independent compensation consultant. No Excise Tax “Gross-Ups.” We do not provide any excise tax “gross-ups” on severance or other payments in connection with a change in control. Independent Compensation and Human Capital Committee. The Compensation and Human Capital Committee consists only of independent directors under Nasdaq rules, even though, as a controlled company, we are not required to have an independent compensation committee under Nasdaq rules. No Hedging or Pledging Permitted. We prohibit directors and employees (including our NEOs) from hedging or pledging Lucid securities. COMPENSATION PHILOSOPHY AND OBJECTIVES Our executive compensation program is designed to attract, retain, and motivate top-level talent who possess the skills and leadership necessary to grow our business and enable long-term value creation by (i) providing compensation packages that are competitive with market practice and drive and reward the achievement of our business objectives; (ii) closely aligning the interests of our NEOs with those of our stockholders by providing a significant portion of our NEOs’ compensation in equity and, with the emphasis of performance-based equity awards, linking a significant portion of equity compensation to performance-based results; and (iii) appropriately aligning compensation with both short-term and long-term Company performance measures and strategic objectives. Being a technology and automotive company that is setting new standards with the world’s most advanced electric vehicles, we seek to hire and retain experienced talent from the competitive technology sector who have the ability to lead across multiple disciplines and through our highly regulated industries. To ensure that management’s interests are aligned with those of our stockholders and to motivate and reward individual initiative and effort, our executive compensation program emphasizes a pay-for-performance compensation philosophy so that attainment of Company and individual performance goals are rewarded. Our executive compensation program design reflects our pay-for-performance philosophy and includes a mix of three key compensation elements — base salary, annual cash incentive awards, and long-term equity incentive awards. The Compensation and Human Capital Committee annually reviews and analyzes market trends, including compensation market data from an approved peer group of companies, and adjusts the design and operation of our executive compensation program from time to time as it deems appropriate. As we continue to grow as a public company, the Compensation and Human Capital Committee continues to evaluate the extent to which the equity compensation of our NEOs should be linked to performance-based results and to further strengthen this alignment by approving performance- based equity awards. RECRUITMENT PHILOSOPHY AND OBJECTIVES Lucid’s mission is to advance the state-of-the-art of EV technology for the benefit of all. At Lucid, we strongly believe in the power of our talented employees and partners to create, build, and support the most advanced EVs available in the global TABLE OF CONTENTS 2026 Proxy Statement 45 market. We seek to attract and retain employees whose respective professional backgrounds and individual skill sets can help craft an unparalleled suite of state-of-the-art, technologically advanced, California-inspired vehicles for consumers worldwide. We recognize the critical importance of attracting, recruiting, developing, and retaining top talent at all levels of the organization through a comprehensive global human capital management strategy. The Compensation and Human Capital Committee oversees this strategy and receives regular updates from management, led by our Senior Vice President of People, on our global talent initiatives. Since 2025, we have successfully continued to strengthen our next-generation executive leadership team by hiring and promoting seasoned executives across key roles, including Mr. Taoufiq Boussaid, who joined as our Chief Financial Officer in the first quarter of 2025, Mr. Akerho Oghoghomeh, who joined as our Senior Vice President, Marketing in the second quarter of 2025, Mr. Emad Dlala, who was promoted to Senior Vice President, Engineering and Digital in the fourth quarter of 2025, Ms. Marnie Levergood, who joined as our Senior Vice President, Quality in the fourth quarter of 2025, Mr. Erwin Raphael, who was promoted to Senior Vice President of Revenue in the fourth quarter of 2025, and Mr. Neil Marsons, who joined as our Senior Vice President, Supply Chain and Logistics in the fourth quarter of 2025. EXECUTIVE COMPENSATION PROCESS Roles of the Compensation and Human Capital Committee and Management Our executive compensation program is overseen and administered by the Compensation and Human Capital Committee, which is comprised entirely of independent directors under Nasdaq rules (even though, as a controlled company, we are not required to have an independent compensation committee under Nasdaq rules). The Compensation and Human Capital Committee establishes our overall compensation philosophy and objectives and is responsible for establishing, overseeing, and evaluating our executive compensation program. The Compensation and Human Capital Committee reviews and assesses whether our executive compensation program aligns with our compensation philosophy and objectives and generally approves the cash compensation of our NEOs (other than the CEO), and recommends to the Board for approval, the cash compensation for our CEO and equity grants to our NEOs (including the CEO). The Compensation and Human Capital Committee also consults with and reviews feedback from members of our management team, including our CEO and Human Resources senior leadership, when making compensation decisions (other than related to their own compensation). Our CEO works closely with the Compensation and Human Capital Committee and provides the Compensation and Human Capital Committee with performance assessments and compensation recommendations for each NEO (other than himself), based on each NEO’s level of performance and overall Company performance. While the Compensation and Human Capital Committee considers our CEO’s recommendations, the Compensation and Human Capital Committee ultimately uses its own business judgment and experience in making compensation decisions and recommendations. Role of Compensation Consultant The Compensation and Human Capital Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation advisor and has sole authority to approve all such advisors’ fees and other retention terms. The Compensation and Human Capital Committee has retained Pay Governance LLC ("Pay Governance") as its independent compensation consultant since November 2021 to provide the committee with advice and guidance on the design of our executive compensation program. The Nominating and Corporate Governance Committee also has retained Pay Governance as an independent consultant to assist with evaluating non-employee director compensation. Pay Governance provides the committees with market data and analysis on competitive compensation levels, practices and trends and provides recommendations when requested. Pay Governance has not provided any other services to us and has not received any compensation from us other than with respect to such services to the Compensation and Human Capital Committee and the Nominating and Corporate Governance Committee. Each year, the Compensation and Human Capital Committee reviews the independence of the compensation consultant and other advisors who provide advice to the committee, utilizing the independence criteria and factors specified under Nasdaq rules. The Compensation and Human Capital Committee has determined that Pay Governance is independent within the meaning of the Nasdaq rules, and Pay Governance’s work for the committee has not raised any conflicts of interest. TABLE OF CONTENTS 46 2026 Proxy Statement

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### Executive Compensation Peer Group

In September 2024, based on input from management and Pay Governance, the Compensation and Human Capital Committee approved an executive compensation peer group to define external benchmarks to help inform compensation decision-making for 2025. While external benchmarks are not the only factor used in the committee's decision process, it believes external benchmarks to be a valuable tool in understanding the competitive market as it develops compensation policies and practices intended to attract, motivate, and retain top-level talent.

In developing the peer group, consideration was given to financial scoping measures as well as our unique combination of key attributes—high price-to-sales ratio, large-scale manufacturing, and a technology-heavy workforce. Our 2025 compensation peer group included the following companies based on the aforementioned criteria:

| | | | |
|---|---|---|---|
| ■ Aptiv PLC | ■ Ford Motor Company | ■ Lyft, Inc. | ■ Rivian Automotive, Inc. |
| ■ Aurora Innovation, Inc. | ■ General Motors Company | ■ Magna International Inc. | ■ Snowflake Inc. |
| ■ Carvana Co. | ■ Harley-Davidson, Inc. | ■ Mobileye Global Inc. | ■ Tesla, Inc. |
| ■ Cloudflare, Inc. | ■ Joby Aviation, Inc. | ■ QuantumScape Corporation | ■ Zscaler, Inc. |

The Compensation and Human Capital Committee reviews the compensation peer group annually to ensure continued appropriateness. The peer group companies are intended to be a reasonable frame of reference for compensation benchmarking, aligned with the Company's business attributes, and size appropriate, taking into account changes in both our business and the businesses of the companies in the peer group. For 2025, in consultation with Pay Governance, the committee approved the removal of Airbnb, CrowdStrike, and Uber due to their market capitalizations and/or revenues relative to Lucid, and the inclusion of Aurora Innovation, Carvana, and QuantumScape due to their strong automotive and/or electric vehicle industry linkage.

#### ANALYSIS OF 2025 COMPENSATION

### Compensation Elements

The 2025 executive compensation program consisted of the following elements: base salary, annual cash incentive awards, and long-term equity incentive awards. Each element, which is further discussed below, is intended to reward and motivate executives in different ways consistent with our overall compensation philosophy.

### Compensation-Setting Process and Competitive Positioning

In the first quarter of 2025, the Compensation and Human Capital Committee reviewed the base salaries, target annual cash incentive opportunities, and annual long-term equity incentive values for our NEOs at that time, as compared to similarly situated executives in the peer group. Pay Governance provided data at the 25th, 50th, and 75th percentiles for such compensation, which the committee used as a reference. The Compensation and Human Capital Committee considers such data relevant to, but not determinative of, its consideration of overall executive compensation matters. The Compensation and Human Capital Committee did not benchmark any compensation element to a specific percentile, and the committee instead established our NEOs' compensation at levels it deemed appropriate after considering such data in conjunction with other factors, including our overall financial and operating performance and each NEO's experience, performance, contributions and responsibilities, internal pay equity, our short-term and long-term objectives, retention considerations, prevailing market conditions, and feedback from stockholder engagement.

#### BASE SALARY

Base salaries provide a fixed source of compensation to our NEOs. We believe that a competitive base salary is a necessary element of our executive compensation program and is critical in attracting and retaining executive talent, including our NEOs. Base salaries for our NEOs are also intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, as well as equitable internally across our executive team.

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The Compensation and Human Capital Committee annually reviews the base salaries of our NEOs and makes adjustments as it deems necessary or appropriate based on peer group data and the other factors described above in "Compensation-Setting Process and Competitive Positioning." For each NEO, other than the CEO, the Compensation and Human Capital Committee receives a performance assessment and salary adjustment recommendation from the CEO.

The Compensation and Human Capital Committee reviewed the base salaries of our NEOs and considered the recommendations of our Interim CEO, Mr. Winterhoff (except with respect to his own base salary). Consistent with our intended approach to provide compensation competitive with a benchmark group of companies and in recognition of their performance, the Compensation and Human Capital Committee approved increases in the annual base salaries for Messrs. Dhingra and Bach in March 2025. The Board, upon the recommendation of the Compensation and Human Capital Committee, approved increase in the annual base salary for Mr. Winterhoff in March 2025.

Our NEOs' base salaries for 2025, both immediately preceding and after the increase, are set forth in the table below:

**2025 Base Salary**

| Named Executive Officer | Base Salary Rate Before Increase | Base Salary Rate Post-Increase |
|---|---|---|
| Marc Winterhoff(1) | $595,000 | $634,000 |
| Taoufiq Boussaid(2) | $575,000 | $575,000 |
| Gagan Dhingra(3) | $400,000 | $475,000 |
| Eric Bach | $605,000 | $626,000 |
| Peter Rawlinson(4) | $625,000 | —(4) |

(1) Mr. Winterhoff also receives a stipend of $20,000 per month for any month or partial month he serves as interim CEO. As discussed above, he will continue to serve as our interim CEO until the appointment of Mr. Napoli in 2026.

(2) In 2025, there was no base salary adjustment for Mr. Boussaid, who commenced employment with us in January 2025 and was therefore not eligible for an increase in the annual base salary.

(3) Mr. Dhingra received a stipend of $25,000 per month for a total of $75,000 for the time he served as interim CFO in fiscal year 2025.

(4) Mr. Rawlinson was appointed as Strategic Technical Advisor to the Chairman of the Board on February 21, 2025. In connection with such transition, he began receiving a monthly payment of $120,000 for services rendered during the 24-month consulting term starting in February 2025.

### ANNUAL CASH INCENTIVE AWARDS

Our annual cash incentive program (the "Annual Incentive Plan Program" or "AIP") is intended to motivate our employees, including our NEOs, to achieve exceptionally challenging short-term strategic and operational objectives, while also enhancing our ability to attract and retain highly talented individuals. Under our AIP, NEOs are eligible to receive an annual performance-based cash bonus award, the amount of which is based on a pre-set target percentage of the NEO's annual base salary for that year.

The Compensation and Human Capital Committee is responsible for establishing the target annual incentive opportunity, as well as the Company performance metrics and individual performance criteria, the latter of which are measured against for assessing the individual performance modifier. For each NEO, the amount of such cash incentive award for each fiscal year depends on our overall Company Payout Factor, which is based on the combined performance of the underlying Company Performance Metrics (see following section for additional details) and each executive's respective individual performance modifier.

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In June 2025, the Board, upon the recommendation of the Compensation and Human Capital Committee, approved the Annual Incentive Plan Program for fiscal year 2025 (the “2025 AIP”), based on the following formula:

Target Annual Incentive Opportunity x Company Payout Factor (0% to 150%) x Individual Performance Modifier = Actual Annual Incentive Payout

**Target Annual Incentive Opportunity.** The target annual incentive opportunity is a specified percentage of base salary in effect at the end of the year for each of our executives (including our NEOs) (the “Target Annual Incentive Opportunity”). The Compensation and Human Capital Committee reviewed Target Annual Incentive Opportunities for our NEOs under the 2025 AIP, taking into consideration a competitive market analysis performed by its compensation consultant, Pay Governance. Compared to the prior year, the Compensation and Human Capital Committee increased the Target Annual Incentive Opportunity, as a percentage of base salary, for Mr. Dhingra from 50% to 75% in connection with his promotion to Senior Vice President, Finance and Accounting. Under the terms of Mr. Boussaid’s offer of employment, his Target Annual Incentive Opportunity for fiscal year 2025 was 90% of base salary, and he was guaranteed to receive a 2025 AIP payout at the greater of his Target Annual Incentive Opportunity or the calculated actual 2025 AIP payout based on the Company Payout Factor and his applicable individual performance modifier.

Our NEOs’ Target Annual Incentive Opportunities for 2025 are set forth in the table below:

| | Target Annual Incentive Opportunity | |
|---|---|---|
| **Named Executive Officer** | **% of Base Salary** | **Amount** |
| Marc Winterhoff | 90% | 786,600[3] |
| Taoufiq Boussaid | 90% | $517,500 |
| Gagan Dhingra | 75% | $333,000[4] |
| Eric Bach[1] | 75% | $469,500 |
| Peter Rawlinson[2] | — | — |

[1] Due to Mr. Bach’s departure on November 5, 2025, he is not eligible for the payout of 2025 AIP.
[2] Due to Mr. Rawlinson’s transition to Strategic Technical Advisor to the Chairman of the Board, he was not eligible for annual incentive opportunity for 2025.
[3] Amount includes Mr. Winterhoff’s stipend of $20,000 per month for any month or partial month he serves as interim CEO.
[4] Prorated for Mr. Dhingra’s tenure as Vice President and Senior Vice President in 2025.

**Company Performance Metrics.** For 2025, the Board, upon recommendation of the Compensation and Human Capital Committee, selected deliveries, gross margin, and free cash flow for fiscal year 2025, and the production validation release of the Lucid Mid-size by September 30, 2025 (the "Lucid Mid-size Milestone"), as corporate performance metrics (each a metric and together, the “Company Performance Metrics”). The Company Performance Metrics and their respective targets reflect a balanced approach, focusing on key performance metrics that align with our annual growth objectives as well as our long-term business plan. At the time the Company Performance Metrics were established for 2025, the Board and the Compensation and Human Capital Committee believed that attaining such goals would require a high level of effort and skilled execution on the part of our executives, including our NEOs, to achieve strong sales and operational success. For example, the 2025 delivery target would require a significant increase over the number of vehicles delivered in the prior year, demanding strong execution from the executive team. The introduction of the Lucid Mid-size Milestone as a performance metric also helped ensure alignment between executive compensation and the achievement of a critical strategic milestone under a challenging timeline. Additionally, the Free Cash Flow and Gross Margin metrics reflect the increased production levels necessary to meet the delivery target, while also accounting for the associated costs of achieving the Lucid Mid-size Milestone.

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| Company Performance Metrics | Weight | Metric Description |
|---|---|---|
| Deliveries | 30% | The number of Lucid vehicles transferred to customers for the full fiscal year ended December 31, 2025. |
| Free Cash Flow[(1)] | 30% | The Company's net cash from operations less capital expenditures, subject to any cash balance adjustments not connected to operations. |
| Gross Margin | 20% | The Company's sales minus its cost of goods sold, expressed as a percentage of sales. |
| Lucid Mid-size Milestone | 20% | Complete the Lucid Mid-size production validation release by end of September 30, 2025, including full initial production Bill-of-Materials design release. |

(1) Free Cash Flow is not a financial measure prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Annex B: Reconciliation of Non-GAAP Financial Measures" in this Proxy Statement.

**2025 Individual Performance Modifier.** The Compensation and Human Capital Committee reviewed and evaluated individual performance of our NEOs (other than Mr. Rawlinson, who transitioned in February 2025, and Mr. Bach, who departed in November 2025) against the Company's objectives and key results as well as key accomplishments for 2025, based on the recommendation from our Interim CEO, Mr. Winterhoff (other than for his own performance). While the Compensation and Human Capital Committee considered Mr. Winterhoff's recommendations, the Compensation and Human Capital Committee ultimately was responsible for determining the final individual performance ratings and individual performance modifiers. In the case of Mr. Winterhoff's performance, the Compensation and Human Capital Committee reviewed and recommended to the Board, and the Board ultimately approved his performance rating and individual performance modifier.

**2025 AIP Actual Performance and Payouts.** In February 2026, the Compensation and Human Capital Committee evaluated the Company's performance against the Company Performance Metrics, as well as the individual contributions of each NEO (other than Mr. Rawlinson and Mr. Bach) toward the achievement of those metrics. For fiscal year 2025, the Company achieved and exceeded target performance in Free Cash Flow, reporting $(4,400) million (target: $(4,730) million). It achieved threshold performance for Deliveries with 15,841 deliveries (target: 20,000). While the target for the Lucid Mid-size Milestone was September 30, 2025, the production validation release was planned for January 15, 2026, and the milestone was met as planned on that date. Therefore, the Compensation and Human Capital Committee approved the Lucid Mid-size Milestone at 85% achievement. The Company failed to achieve the threshold performance for Gross Margin, recording (92.8)% (target: (55.0)%). Taken together, the Company's performance against the Company Performance Metrics resulted in a Company Payout Factor of 68.7%. Accordingly, the Target Annual Incentive Opportunity, the Company Payout Factor, and any individual performance modifier produced the following 2025 AIP payouts for our NEOs: $675,000 for Mr. Winterhoff and $286,000 for Mr. Dhingra. Under the terms of Mr. Boussaid's offer of employment, for fiscal year 2025 Mr. Boussaid received $518,000, which is 90% of his base salary rounded up to the nearest thousand, as this amount exceeded the actual calculated 2025 AIP payout based on the Company Payout Factor and his applicable individual performance modifier. Due to their transition or separation, Messrs. Rawlinson and Bach were not eligible for an annual cash incentive award in 2025.

### Long-Term Incentive Compensation

We believe that providing long-term incentive compensation in the form of equity-based awards is a critical element of our executive compensation program as it encourages our NEOs to take a long-term outlook and reinforces our pay-for-performance culture. By providing opportunities for our employees (including our NEOs) to benefit from future successes in Lucid through the appreciation of the value of their equity awards, the Compensation and Human Capital Committee and the Board believe that equity awards align employees' and our NEOs' interests and contributions with our critical business objectives as well as the long-term interests of Lucid's stockholders. Offering meaningful equity ownership in Lucid is also helpful in retaining our NEOs and other key employees.

Based on peer group data and the feedback received from stockholder engagement, the Compensation and Human Capital Committee determined that a combination of PSUs and RSUs would be the most appropriate incentive structure for our executive leaders to reward performance over time and achieve our retention objectives. In determining such combination, the Compensation and Human Capital Committee considered market trends, retention needs, and internal equity

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considerations, and concluded such combination would provide a substantial retention incentive, further align our long-term incentive program with market trends, and align the interests of our NEOs with those of our stockholders by encouraging them to focus on the Company's long-term performance and success. For additional detail about our NEO equity award mix for 2025, please see above under the heading "2025 Pay Actions Related to Target Compensation — Long-Term Equity Incentives and 2025 Equity Award Mix."

**2025 Equity Grants.** In 2025, our executive officers received equity awards. In addition to further incentivizing their continued employment with the Company and aligning their interests with our critical business objectives and those of our stockholders, awards were informed by competitive benchmark information from the peer group, individual performance, and internal equity considerations. Upon his appointment as Interim CEO, Mr. Winterhoff was granted RSUs with a target value of $4,000,000 based on the Committee's assessment of external interim CEO pay packages and peer group CEO compensation levels. Under the terms of Mr. Boussaid's offer of employment, he was granted RSUs with a target value of $4,000,000 and PSUs with a target value of $6,000,000 at the time of grant. Additionally, upon his promotion to Senior Vice President, Finance and Accounting, Mr. Dhingra was granted RSUs with a target value of $400,000 and PSUs with a target value of $600,000 at the time of grant. Due to Mr. Rawlinson's transition, he was not eligible for an annual equity award in 2025, aside from the Supplemental Rawlinson RSU Award. The size and terms of each of the grants to Messrs. Winterhoff, Boussaid, and Dhingra in connection with their new appointments and of Mr. Rawlinson's Supplemental Rawlinson RSU Award were determined in consultation with Pay Governance.

The total value (at target) of equity awards granted to each of our NEOs in 2025 is set forth in the table below:

| Named Executive Officer | Type of Award | Total Grant Value | RSUs | PSUs (at target) |
|---|---|---|---|---|
| Marc Winterhoff[(1)] | Annual Award | $5,000,000 | $2,000,000 | $3,000,000 |
| | Interim CEO Award | $4,000,000 | $4,000,000 | — |
| Taoufiq Boussaid[(2)] | New Hire Award | $10,000,000 | $4,000,000 | $6,000,000 |
| Gagan Dhingra[(3)] | Annual Award | $4,000,000 | $1,600,000 | $2,400,000 |
| | SVP Promotion Award | $1,000,000 | $400,000 | $600,000 |
| Eric Bach[(4)] | Annual Award | $4,500,000 | $1,800,000 | $2,700,000 |
| Peter Rawlinson[(5)] | Supplemental Rawlinson RSU Award | $2,000,000 | $2,000,000 | — |

(1) Awarded $4,000,000 in RSUs in connection with his appointment as Interim Chief Executive Officer.

(2) Awarded in connection with the commencement of Mr. Boussaid's employment with the Company.

(3) Awarded $400,000 in RSUs and $600,000 in PSUs in connection with his promotion to Senior Vice President, Finance and Accounting.

(4) Forfeited in connection with Mr. Bach's separation in November 2025.

(5) Represents the Supplemental Rawlinson RSU Award.

The total grant value of each RSU and PSU award is converted into a number of shares of our Common Stock, as discussed below.

**RSUs**

**Number of RSUs Granted.** The total number of shares of our Common Stock subject to each RSU award granted to our employees (including our NEOs) is typically determined by dividing the total dollar value of the award by the volume-weighted average price of the Company's Common Stock during the 30 consecutive trading day period ending on the grant date (the "30-day VWAP"). Such average is determined based upon the closing price for each such trading day and the number of shares traded on such day. For fiscal year 2025 annual RSU awards, the calculation from dollar value to units was based on a fixed stock price of $30.00 per share (the "Conversion Price"), which was higher than the 30-day VWAP, for purposes of controlling burn rate and dilution, with awards rounded down to the nearest whole share, consistent with the approach the Compensation and Human Capital Committee approved for other executive and non-executive long-term incentive awards. The RSUs granted to Messrs. Winterhoff, Boussaid, and Dhingra in connection with their new

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appointments or promotions, and to Mr. Rawlinson for the Supplemental Rawlinson RSU Award, were calculated using the 30-day VWAP.

Our NEOs' RSU awards in 2025 are set forth in the table below:

**2025 RSU Awards to NEOs**

| Named Executive Officer | RSUs (Value) | Conversion Price | Number of RSUs |
|---|---|---|---|
| Marc Winterhoff[(1)] | $2,000,000 | $30.0000 | 66,667 |
| | $4,000,000 | $29.7280 | 134,554 |
| Taoufiq Boussaid[(2)] | $4,000,000 | $29.9350 | 133,623 |
| Gagan Dhingra[(3)] | $1,600,000 | $30.0000 | 53,334 |
| | $400,000 | $29.4840 | 13,567 |
| Eric Bach[(4)] | $1,800,000 | $30.0000 | 60,000 |
| Peter Rawlinson[(5)] | $2,000,000 | $29.7280 | 67,277 |

(1) Awarded $4,000,000 in RSUs in connection with his appointment as Interim Chief Executive Officer. The target number of RSUs subject to this award was determined based on the 30-day VWAP, rounded down to the nearest whole share.

(2) Awarded in connection with the commencement of Mr. Boussaid's employment with the Company. The target number of RSUs subject to this award was determined based on the 30-day VWAP, rounded down to the nearest whole share.

(3) Awarded $400,000 in RSUs in connection with his promotion to Senior Vice President, Finance and Accounting. The target number of RSUs subject to this award was determined based on the 30-day VWAP, rounded down to the nearest whole share.

(4) Forfeited in connection with Mr. Bach's separation in November 2025.

(5) Represents the Supplemental Rawlinson RSU Award. The target number of RSUs subject to this award was determined based on the 30-day VWAP, rounded down to the nearest whole share.

The $1,800,000 RSU grant for Mr. Bach, the $2,000,000 RSU grant for Mr. Winterhoff, and the $1,600,000 RSU grant for Mr. Dhingra vest over four years, with one-eighth vesting on September 5, 2025, and the remainder vesting in substantially equal quarterly installments beginning on December 5, 2025, and ending on March 5, 2029, subject to the NEOs' continued employment through the applicable vesting dates. Mr. Bach forfeited his award in connection with his separation from the Company on November 5, 2025. The $4,000,000 RSU grant for Mr. Winterhoff and the $400,000 RSU grant for Mr. Dhingra vest quarterly over the next sixteen quarters, beginning on March 5, 2025. For Mr. Boussaid, the RSUs vest over two-and-one-half years as follows: one-quarter vested on March 5, 2025; one-quarter vested on June 5, 2025; and thereafter one-sixteenth will vest quarterly on each subsequent Company Vesting Date, subject to his continued employment through each vesting date. "Company Vesting Date" means March 5, June 5, September 5, and December 5 of each calendar year. For Mr. Rawlinson, the Supplemental Rawlinson RSU Award will vest in three equal installments over a 24-month period on the following dates: (A) February 21, 2026, (B) August 21, 2026, and (C) February 21, 2027.

### PSUs

**Number of PSUs Granted.** The target number of shares of our Common Stock subject to each PSU award granted to our executives (including our NEOs) is typically determined by dividing the total dollar value of the award by the 30-day VWAP. The PSUs granted to Messrs. Boussaid and Dhingra in connection with their new roles were calculated using the 30-day VWAP. For fiscal year 2025 annual PSU awards, the calculation from dollar value to target units was based on the Conversion Price, which was higher than the 30-day VWAP, for purposes of controlling burn rate and dilution, with awards rounded down to the nearest whole share, consistent with the approach the Compensation and Human Capital Committee

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approved for other executive and non-executive long-term incentive awards. Our NEOs' 2025 target PSU awards are set forth in the table below:

| Named Executive Officer | Value of PSUs ($) | Conversion Price | Number of PSUs (#) |
|---|---|---|---|
| Marc Winterhoff | $3,000,000 | $30.0000 | 100,000 |
| Taoufiq Boussaid(1) | $6,000,000 | $29.9350 | 200,435 |
| Gagan Dhingra(2) | $2,400,000 | $30.0000 | 80,000 |
| | $600,000 | $29.4840 | 20,350 |
| Eric Bach(3) | $2,700,000 | $30.0000 | 90,000 |
| Peter Rawlinson(4) | — | — | — |

(1) Awarded in connection with the commencement of Mr. Boussaid's employment with the Company. The target number of PSUs subject to this award was based on the 30-day VWAP, rounded down to the nearest whole share.

(2) Awarded $600,000 in PSUs in connection with his promotion to Senior Vice President, Finance and Accounting. The target number of PSUs subject to this award was based on the 30-day VWAP, rounded down to the nearest whole share.

(3) Forfeited in connection with Mr. Bach's separation in November 2025.

(4) Due to Mr. Rawlinson's transition, he was not eligible for any equity awards in the form of PSUs in 2025.

**Overview of 2025 PSU Award Structure — 2025 PSU Program.** Consistent with our pay-for-performance philosophy and our focus on achieving critical business objectives and creating long-term stockholder value, our Compensation and Human Capital Committee determined that the design of the 2025 PSU awards (including those granted to our NEOs) would be structured into a two-year performance period, segmented into two equal tranches (2025 and 2026, respectively). The 2025 tranche (the "2025 Tranche") uses deliveries, gross margin and free cash flow as the performance metrics ("2025 Tranche Company Performance Metrics"). The 2026 tranche (the "2026 Tranche") uses deliveries and free cash flow as the performance metrics. For each tranche, a minimum of 50% weighted-average performance achievement, measured against the performance goals for that year, is required to certify any earning of the PSUs. Vesting of earned PSUs under each tranche is as follows: (1) For the 2025 Tranche: 50% of earned shares vest upon the later of March 5, 2025 or the certification of achievement which occurred in the first quarter of 2026. The remaining 50% of earned shares vest in equal quarterly installments over the following four quarters, subject to the NEO's continued service through the applicable vesting dates; (2) For the 2026 Tranche: 50% of earned shares vest upon the later of March 5, 2027 or the certification of achievement, which is expected to occur in the first quarter of 2027. The remaining 50% of earned shares vest in equal quarterly installments over the following four quarters, subject to the NEO's continued service through the applicable vesting dates.

**2025 Tranche Performance Metrics.** For the 2025 Tranche, the Board, upon the recommendation of the Compensation and Human Capital Committee, selected deliveries, gross margin and free cash flow as performance metrics. As explained above under the heading Annual Cash Incentive Awards, these metrics and their respective target performance levels reflect a balanced approach, focusing on key performance metrics that align with our annual growth objectives as well as our long-term business plan. At the time the performance metrics were established for the 2025 Tranche, the Board, upon the recommendation of the Compensation and Human Capital Committee, believed that attaining such goals would require a

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high level of effort and skilled execution on the part of our executives, including our NEOs, to achieve strong sales and operational success.

| 2025 Tranche Company Performance Metrics | Weight | Metric Description |
|---|---|---|
| Deliveries | 1/3 | The number of Lucid vehicles transferred to customers for the full fiscal year ended December 31, 2025. |
| Gross Margin | 1/3 | The Company's sales minus its cost of goods sold, expressed as a percentage of sales. |
| Free Cash Flow | 1/3 | The Company's net cash from operations less capital expenditures, subject to any cash balance adjustments not connected to operations. |

**Actual Performance and PSUs Earned Under 2025 Tranche.** In March 2026, the Compensation and Human Capital Committee evaluated the Company's performance against the 2025 Tranche Company Performance Metrics. For fiscal year 2025, the Company achieved and exceeded target performance in free cash flow, reporting $(4,400) million (target: $(4,730) million), and achieved threshold performance for deliveries with 15,841 deliveries (target: 20,000). The Company failed to achieve the threshold performance for gross margin, recording (92.8)% (target: (55.0)%). Taken together, the Company's performance with respect to the 2025 Tranche Company Performance Metrics resulted in a PSU Payout Factor of 57.5%. Based on the number of PSUs granted at target and the applicable PSU Payout Factor, the following PSUs were earned under the 2025 Tranche: 28,751 for Mr. Winterhoff, 57,627 for Mr. Boussaid, and 28,849 collectively for Mr. Dhingra's two PSU awards. Due to their transition or separation (respectively), Messrs. Rawlinson and Bach were not eligible for any PSU grant or payout under the 2025 PSU program.

**2026 Tranche Performance Metrics.** For the 2026 Tranche, the Board, upon the recommendation of the Compensation and Human Capital Committee, selected deliveries and free cash flow as performance metrics ("2026 Tranche Company Performance Metrics") in alignment with our long-term business plan for 2026.

Details regarding actual performance and PSUs earned under the 2026 Tranche will be disclosed in the proxy statement for the following year.

| 2026 Tranche Company Performance Metrics | Weighting | Metric Description |
|---|---|---|
| Deliveries | 50% | The number of Lucid vehicles transferred to customers for the full fiscal year ended December 31, 2026. |
| Free Cash Flow | 50% | The Company's net cash from operations less capital expenditures, subject to any cash balance adjustments not connected to operations. |

**2024 PSU Program — Actual Performance and PSUs Earned Under 2025 Tranche.** In 2024, the Board, upon the recommendation of the Compensation and Human Capital Committee, selected deliveries and free cash flow as the performance metrics for the 2025 tranche of the 2024 PSU program (The "2024 PSU 2025 Tranche" and such metrics, the "2024 PSU 2025 Tranche Company Performance Metrics"). For such tranche, a minimum of 50% weighted-average performance achievement, measured against the performance goals for 2025, is required to certify any earning of the PSUs. Vesting of earned PSUs for the 2025 tranche is as follows: 50% of earned shares vest upon the later of March 5, 2026 or the certification of achievement. The remaining 50% of earned shares vest in equal quarterly installments over the following four quarters, subject to the NEO's continued service through the applicable vesting dates. In March 2025, the Compensation and Human Capital Committee evaluated the Company's performance against the 2024 PSU 2025 Tranche Company Performance Metrics. For fiscal year 2025, the Company exceeded target performance in free cash flow, reporting $(3,660.0) million (target: $(3,887.0) million), and failed to achieve threshold performance for deliveries, reporting 15,841 deliveries (target: 20,000). Taken together, the Company's performance against the 2024 PSU 2025 Tranche metrics resulted in a PSU payout factor of 57.3%. Based on the number of PSUs granted at target and the applicable PSU payout factor, the committee determined that the following PSUs were earned under the 2024 PSU 2025 Tranche: 61,214 PSUs for Mr. Winterhoff and 11,950 PSUs for Mr. Dhingra. Mr. Bach was not eligible for a payout with respect to the 2025 tranche of his 2024 annual PSU grant due to his separation. For a fuller description of the 2024 PSU Program and its 2025 tranche, including the applicable performance metrics, certification process, PSU payout factor methodology, and vesting provisions,

54 2026 Proxy Statement

see the section titled “Compensation Discussion and Analysis — Long-Term Incentive Compensation — PSUs” in the Company’s 2025 Proxy Statement filed with the SEC. Special Bonus - Interim Chief Financial Officer In January 2025, in connection with Mr. Dhingra’s promotion to Senior Vice President, Finance and Accounting, the Company awarded him a discretionary cash bonus of $250,000 in recognition of his sustained and exemplary performance while serving as the Company’s Interim Chief Financial Officer. Other Compensation PERQUISITES AND OTHER PERSONAL BENEFITS The Compensation and Human Capital Committee periodically reviews the perquisites and other personal benefits provided to our NEOs to ensure that they are reasonable, competitive, and consistent with the overall compensation program. We do not view perquisites or other personal benefits as a significant component of our executive compensation program and we do not provide material perquisites or personal benefits to our NEOs. Key perquisites and other personal benefits for our NEOs include the following, as reflected in the Summary Compensation Table and accompanying footnotes if applicable: (i) personal use of a Company-provided Lucid vehicle for certain NEOs, including associated tax gross-ups; (ii) for Mr. Rawlinson, annual reimbursement of up to $10,000 for tax advisory and preparation fees, net of applicable tax deductions and withholdings, for calendar years of 2025 and 2026 (though Mr. Rawlinson did not seek reimbursement for such fees incurred in 2025), as well as Company-paid COBRA health insurance premiums in connection with his transition agreement; and (iii) for Mr. Boussaid, (a) a temporary housing subsidy for twelve months and $500,000 of relocation assistance, (b) an annual stipend of $200,000 (increased in January 2026 from $100,000 in fiscal year 2025) to cover his personal cost to participate in the French retirement system, and (c) repatriation benefits and up to $275,000 of tax and immigration support over two years in connection with his status as a French national. Executive Security In connection with Mr. Winterhoff’s role as the Interim Chief Executive Officer, his home and personal security was evaluated by a third-party security firm, and the Board, upon the recommendation of the Compensation and Human Capital Committee, approved to implement security measures for Mr. Winterhoff. Prior to Mr. Winterhoff’s appointment, Mr. Rawlinson received personal security services in connection with his role as Chief Executive Officer up until his transition in February 2025. Additionally, following an independent security assessment concluding that Mr. Boussaid’s security risk met the threshold for a bona fide business-oriented concern, the Board, upon the recommendation of the Compensation and Human Capital Committee, approved implementation of recommended security measures for Mr. Boussaid with an aggregate cost up to $50,000. The costs related to personal security for Messrs. Winterhoff, Boussaid and Rawlinson are reported as other compensation in the "All Other Compensation" column of the 2025 Summary Compensation Table. RETIREMENT AND OTHER EMPLOYEE BENEFITS We maintain a 401(k) retirement savings plan for our employees in the United States, including the NEOs. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. In addition, all of our full-time employees, including the NEOs, are eligible to participate in our health and welfare plans, including medical, dental, and vision benefits, health and dependent care flexible spending accounts, and disability and life insurance. Employees at the senior director level and above, including the NEOs, are eligible to participate in an executive physicals program, which is offered as an additional health benefit. Employment Arrangements At-Will Employment and Restrictive Covenants Messrs. Winterhoff, Boussaid, and Dhingra are at-will employees with no specified term of employment. As a condition of their employment, each of the NEOs was required to sign a Confidential Information and Invention Assignment Agreement (“Restrictive Covenant Agreement”) which includes, among other provisions, a 24-month post-employment non-solicit of employees and customers, a perpetual confidentiality covenant, and an assignment of inventions provision. Mr. Dhingra Interim Chief Financial Officer Terms and Promotion Terms In connection with Mr. Dhingra’s appointment as our Interim Chief Financial Officer on December 11, 2023, Mr. Dhingra received certain compensation, including, without limitation, (i) an award of RSUs with a grant value of  $500,000 that has TABLE OF CONTENTS 2026 Proxy Statement 55 vested; and (ii) a quarterly bonus of  $50,000 and a monthly stipend of  $25,000 while serving as our Interim Chief Financial Officer during 2024 and through February 25, 2025, when we appointed Mr. Boussaid as our Chief Financial Officer and promoted Mr. Dhingra to Senior Vice President, Finance and Accounting. The final payment of Mr. Dhingra’s quarterly bonus and monthly stipend was completed on March 28, 2025. In 2025, in connection with Mr. Dhingra’s promotion to Senior Vice President, Finance and Accounting, Mr. Dhingra’s base salary was increased to $475,000, his target bonus opportunity commencing for the fiscal 2025 performance period was increased to 75% of base salary, he received a one-time bonus in the amount of  $250,000 and he became eligible to participate in the Executive Severance Plan (as defined below) at the senior vice president level. In 2025, in connection with such promotion, Mr. Dhingra was also granted a special award of RSUs and a special award of PSUs, with target grant values of  $400,000 and $600,000, respectively, with such RSUs vesting quarterly over four years and such PSUs vesting consistent with the terms of performance stock units granted to other NEOs. Mr. Boussaid Chief Financial Officer Appointment and Terms Mr. Boussaid joined the Company on January 29, 2025, and was appointed Chief Financial Officer on February 25, 2025. In connection with his appointment, Mr. Boussaid received the following compensation and benefits: (i) an annual base salary of $575,000; (ii) a target annual bonus opportunity of 90% of base salary for fiscal year 2025 (guaranteed to be paid at the greater of 90% of base salary or the actual AIP payout determined by corporate and individual performance for 2025) and a target annual bonus opportunity for fiscal year 2026 equal to the greater of 45% of base salary or the actual AIP payout determined by corporate and individual performance for 2026; (iii) a cash signing bonus of $2,000,000, subject to clawback under certain circumstances through the third anniversary of his hire date; (iv) an award of RSUs with a grant value of $4,000,000 and an award of PSUs with a grant value of $6,000,000, each granted under the Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan, with the RSUs vesting over two-and-one-half years and the PSUs vesting on the same terms applicable to PSUs granted to other senior executives; (v) eligibility to participate in the Lucid Group, Inc. Executive Severance Plan (as defined below) on terms substantially consistent with other senior executives; (vi) a French-national stipend of $100,000 per year to defray costs associated with participation in the French retirement system, retention of multinational tax advisors, and related repatriation support; and (vii) relocation assistance of $500,000, subject to clawback provisions, together with paid temporary housing for up to six months following his start date. On January 20, 2026, following a review with Pay Governance, the Compensation and Human Capital Committee approved an amendment to Mr. Boussaid’s compensation terms to (a) extend the temporary housing subsidy from six months to twelve months, (b) increase the annual French-national stipend from $100,000 to $200,000 based on an updated assessment of his costs to participate in the French retirement system, and (c) approve certain repatriation benefits and immigration support over two years in connection with his status as a French national, payable in an amount up to $275,000 if his employment terminates due to an involuntary termination without cause (as defined in the Executive Severance Plan). The committee determined that these adjustments were consistent with its original intent in approving Mr. Boussaid’s offer of employment and were implemented to address additional circumstances and information that emerged during the course of Mr. Boussaid’s initial employment with the Company. Mr. Rawlinson Transition Agreement In connection with Mr. Rawlinson’s resignation as our CEO and Chief Technology Officer and his appointment as Strategic Technical Advisor to the Chairman of the Board on February 21, 2025, the Company entered into a transition agreement with Mr. Rawlinson, pursuant to which he is entitled to receive: (i) a monthly payment of  $120,000 for services rendered during the 24-month consulting term, (ii) a Lucid vehicle, (iii) Company-paid COBRA health insurance premiums during the consulting term, (iv) in each calendar year of 2025 and 2026, a payment of up to $10,000 for tax preparation services (including an additional true-up payment equal to the amount of personal income tax due in connection with such payment), and (v) a supplemental RSU grant with a target grant date fair value of  $2,000,000, which will vest in three equal installments over a 24-month period on the following dates: (A) February 21, 2026, (B) August 21, 2026, and (C) February 21, 2027 (such grant, the "Supplemental Rawlinson RSU Award"). Mr. Winterhoff Interim CEO Terms and Promotion and Transition to Prior Role In connection with Mr. Winterhoff’s appointment as our Interim Chief Executive Officer on February 21, 2025, Mr. Winterhoff received or became entitled to receive the following additional compensation and benefits: (i) a monthly stipend of  $20,000 for any month or partial month that Mr. Winterhoff serves as the Interim CEO; (ii) an award of RSUs with a grant value of  $4,000,000 granted pursuant to the Company’s Amended and Restated 2021 Stock Incentive Plan, which will vest quarterly over sixteen quarters on the Company Vesting Dates and provides for accelerated vesting upon a termination without cause or resignation following a constructive termination; (iii) an increase from nine months’ pay and benefits to twelve months’ pay TABLE OF CONTENTS 56 2026 Proxy Statement and benefits under certain circumstances that Mr. Winterhoff is eligible to receive under the Executive Severance Plan; and (iv) elevated executive security services as needed. In connection with Mr. Winterhoff’s anticipated transition back to the role of the Company’s Chief Operating Officer in 2026 following the appointment of Mr. Napoli as our CEO, Mr. Winterhoff is eligible to receive the following compensation effective as of April 15, 2026: (i) an annual base salary of $1,000,000; (ii) beginning for the 2026 performance period, a target AIP of 150% of base salary, a threshold AIP payout level of 75% of base salary and a maximum AIP payout level of 225% of base salary; (iii) a 2026 annual long-term incentive award with a target grant value of $5,400,000, which will be granted in the same mix of equity award vehicles that apply to the Company’s other executive officers’ annual long-term incentive grants in 2026; (iv) $2,000,000 of cash recognition and retention bonuses, $1,000,000 of which vested on April 15, 2026 and $1,000,000 of which vests on April 15, 2027, subject to Mr. Winterhoff’s continued employment with the Company through such date. Additionally, in connection with the transition in 2026, Mr. Winterhoff will also receive a performance-based cash bonus which has a maximum payout opportunity of $3,000,000 (the “Performance-Based Cash Bonus”), segmented into three equal tranches of $1,000,000. Each tranche of the Performance-Based Cash Bonus may only be earned if both the time- based and performance-based vesting conditions applicable to such tranche are met. Such vesting conditions of the Performance-Based Cash Bonus are satisfied based on achievement of a volume-weighted average of the Company’s market capitalization for 45 consecutive trading days (the “Market Capitalization Performance Hurdle”) of $5.0 billion, $7.5 billion and $10.0 billion for tranche 1, tranche 2, and tranche 3, respectively. Mr. Napoli CEO Terms Pursuant to the terms of his offer letters with us, in connection with his anticipated appointment as our CEO in 2026, Mr. Napoli is eligible to receive the following compensation, among other things: (i) an annual base salary of $1,500,000; (ii) beginning for the 2026 performance period, a target annual incentive bonus opportunity of 200% of base salary, a threshold payout level of 100% of base salary and a maximum payout level of 300% of base salary, provided that, for the 2026 performance period, such bonus will be paid out based on the greater of (x) target performance or (y) actual performance for the full 2026 performance period, pro-rated based on Mr. Napoli’s start date of April 15, 2026; (iii) initial equity grants described below; (iv) eligibility to participate in the Lucid Group, Inc. Executive Severance Benefit Plan, as modified under the terms of his offer letters; (v) reimbursement of up to $25,000 per month for six months for temporary housing expenses; and (vi) provision of, or reimbursement for, two Company vehicles, security protection and tax and financial planning. Mr. Napoli will also receive a lump sum payment of $1,000,000 to cover any expenses in connection with moving to the U.S. Mr. Napoli will receive a 2026 annual equity award grant with a target grant value of $9,500,000, allocated as (i) $3,800,000 in the form of RSUs that vest over four years, with 25% vesting on a one-year cliff and the remainder vesting quarterly in 12 installments thereafter, and (ii) $5,700,000 in the form of PSUs (assuming target performance), on the same terms and conditions that apply to the annual PSU grants in 2026 to other executive officers of the Company, subject in each case to Mr. Napoli’s continued employment with the Company through the vesting date. Mr. Napoli will also receive a one-time grant of performance-based stock options, with respect to a maximum of 1,000,000 shares, if maximum performance is achieved between April 15, 2026 and April 15, 2031 and time-based vesting conditions are satisfied. The New Hire PSOs will be segmented into five tranches of 200,000 each, with the performance-based vesting condition for each tranche satisfied based on achievement of a Market Capitalization Performance Hurdle of $5.0 billion, $7.5 billion, $10.0 billion, $12.5 billion and 17.5 billion, for tranche 1, 2, 3, 4, and 5, respectively. Termination and Change in Control Agreements Executive Severance Plan The Company established the Lucid Group, Inc. Executive Severance Benefit Plan, effective July 23, 2021 (the “Executive Severance Plan”), in which executives (including our NEOs) participate. Under the terms of the Executive Severance Plan, participants are entitled to receive the following in the event of a termination of employment without “cause” or a “constructive termination” (as each such term is defined in the Executive Severance Plan) that is not a Change in Control Termination (as defined below), subject to the participant’s execution of a release of claims: (i) base salary continuation for the number of months set forth in the participant’s participation agreement, (ii) Company-paid COBRA premiums for healthcare continuation coverage (including a gross-up for applicable taxes) up to the number of months set forth in the participant’s participation agreement, and (iii) accelerated vesting of an “applicable percentage” of the participant’s outstanding and unvested equity awards granted prior to July 23, 2021 (but such accelerated vesting under the Executive Severance Plan does not apply to the 2021 CEO Grant, which contains its own accelerated vesting terms under certain circumstances (as described below), nor to any equity awards granted on or after July 23, 2021). 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determining the accelerated vesting of pre-July 23, 2021 awards, the "applicable percentage" is equal to 25% of the unvested equity award at the time of such termination plus 5% for each year of service, up to 50%.

In the event of a termination without "cause" or a "constructive termination" in each case within three months prior to or 12 months following a change in control of Lucid (a "Change in Control Termination"), participants are entitled to receive the following, subject to the participant's execution of a release of claims: (i) a lump-sum payment equal to the sum of base salary and target annual cash incentive divided by 12, multiplied by the number of months set forth in the participant's participation agreement, (ii) Company-paid COBRA premiums for healthcare continuation coverage (including a gross-up for applicable taxes) up to the number of months set forth in the participant's participation agreement, and (iii) accelerated vesting of 100% of the participant's outstanding equity awards (except in the case of the 2021 CEO Grant, as mentioned above).

Under the Executive Severance Plan, a participant's right to receive severance benefits terminates in the event the participant breaches the Restrictive Covenant Agreement or the participant utilizes our trade secrets to solicit any of our employees to leave us or to induce any of our then-current clients, customers, or suppliers to terminate their business relationship with us. As of December 31, 2025, the severance levels that apply to each of the NEOs under the Executive Severance Plan are set forth in the table below:

| Named Executive Officer | Severance Not in Connection with a Change in Control (Number of Months) | Severance in Connection with a Change in Control Termination (Number of Months) |
|---|---|---|
| Marc Winterhoff[(1)] | 12 | 12 |
| Taoufiq Boussaid[(2)] | 9 | 12 |
| Gagan Dhingra[(3)] | 9 | 12 |
| Eric Bach[(4)] | — | — |
| Peter Rawlinson[(5)] | — | — |

(1) Mr. Winterhoff was appointed Interim CEO on February 21, 2025. In connection with the appointment, his participation level under our Executive Severance Plan has been adjusted to 12 months for severance not in connection with a Change in Control Termination, and 12 months for severance in connection with a Change in Control Termination. See "Mr. Winterhoff Interim CEO Terms and Promotion" above.

(2) Mr. Boussaid joined the Company on January 29, 2025, and was appointed Chief Financial Officer on February 25, 2025. In connection with his appointment, Mr. Boussaid participated in the Executive Severance Plan at the level of senior vice president. See "Mr. Boussaid Chief Financial Officer Appointment and Terms" above.

(3) Mr. Dhingra was promoted from Vice President of Accounting to Senior Vice President, Finance and Accounting, on February 25, 2025. In connection with the promotion, his participation level under our Executive Severance Plan has been adjusted into 9 months for severance not in connection with a Change in Control Termination, and 12 months for severance in connection with a Change in Control Termination. See "Mr. Dhingra Interim Chief Financial Officer Terms and Promotion Terms" above.

(4) Due to Mr. Bach's separation in November 2025, he was not eligible for any benefits under the Executive Severance Plan as of December 31, 2025.

(5) Mr. Rawlinson stepped aside as our CEO and Chief Technology Officer and was appointed as Strategic Technical Advisor to the Chairman of the Board on February 21, 2025. Therefore, he is no longer participating in our Executive Severance Plan. See "Mr. Rawlinson Transition Agreement" above.

Under the terms of the Lucid Group, Inc. Vesting Acceleration Policy for Death and Disability (the "Acceleration Policy"), our NEOs who are currently employed are also entitled to accelerated vesting of all outstanding unvested time-based and performance-based equity awards in the event of death or disability, except to the extent the policy would be inconsistent with the terms or provisions of any award agreement, employment agreement, or other plan or agreement. The Acceleration Policy also does not apply to any equity awards granted to Mr. Rawlinson prior to September 15, 2021, the date the Acceleration Policy was adopted. Each NEO's severance entitlements upon certain terminations of employment are described in more detail below under "Potential Payments Upon Termination or Change in Control."

**2021 CEO GRANT**

In March 2021, as previously disclosed, Mr. Rawlinson was granted (i) 1,383,475 RSUs vesting quarterly over a four-year period beginning on December 5, 2021 (the "CEO Time-Based RSUs"); and (ii) 1,602,442 PSUs vesting in five tranches with each tranche tied to the attainment of market capitalization goals over the course of a five-year performance period as outlined below (the "CEO Performance RSUs", and collectively, the "2021 CEO Grant"). All of the 1,383,475 CEO Time-Based RSUs have vested as of December 31, 2025. Of the 1,602,442 CEO Performance RSUs, as of December 31, 2025,

58 2026 Proxy Statement

1,393,428 have vested and 209,014 remain unvested. The unvested CEO Performance RSUs can be earned until July 23, 2026, subject to continued service as of each applicable vesting date. Pursuant to the 2021 CEO Grant award agreement, with respect to the CEO Performance RSUs, in the event of a change in control of Lucid, the unvested amount will vest if the per-share price multiplied by the total number of outstanding shares of our Common Stock exceeds certain previously disclosed market capitalization metrics. In addition, upon a private financing or public offering of our Common Stock with proceeds of at least $1 billion, if Lucid’s total market capitalization implied by the financing exceeds such market capitalization metrics, the CEO Performance RSUs associated with those metrics will vest. Upon a termination of service without "cause" or upon a "constructive termination" (as each such term is defined in the 2021 CEO Grant award agreement), any unvested CEO Performance RSUs will remain outstanding and eligible to vest if Lucid achieves certain market capitalization metrics within six months after such termination of continuous service. The CEO Performance RSUs that do not vest by July 23, 2026 will be forfeited. In connection with Mr. Rawlinson’s transition to Strategic Technical Advisor to the Chairman of the Board, any unvested CEO Performance RSUs remain outstanding and eligible to vest during his consulting term. COMPENSATION RECOUPMENT POLICY On November 13, 2023, the Company adopted a Compensation Recoupment Policy. The Compensation Recoupment Policy, adopted in compliance with Exchange Act Rule 10D and the corresponding Nasdaq listing standards, applies to current and former executive officers of the Company. In the event the Company is required to restate its financial statements as a result of events described in the Nasdaq listing standards effective October 2, 2023, the Compensation and Human Capital Committee is authorized to recover incentive compensation awarded to a covered executive in accordance with the Compensation Recoupment Policy. 2025 SAY-ON-PAY VOTE At our 2025 annual meeting of stockholders, we held a non-binding advisory stockholder vote to approve the compensation program for our NEOs, commonly referred to as a “say-on-pay” vote. Approximately 99% of votes were cast in favor of our say-on-pay proposal at our 2025 annual meeting of stockholders. The Compensation and Human Capital Committee considered the result of this advisory vote to be an endorsement of our compensation program, policies, practices, and philosophy for our NEOs. The committee will continue to consider the outcome of our say-on-pay votes and our stockholders’ views when making compensation decisions for our NEOs, including the outcome of Proposal No. 3 (non- binding advisory vote to approve the compensation of our NEOs) at the Annual Meeting. Based on the results of a separate non-binding advisory stockholder vote on the frequency of future stockholder advisory votes regarding the compensation program for our NEOs, commonly referred to as a “say on frequency” vote, held at our 2023 annual meeting of stockholders, the Board determined that we will hold our say-on-pay vote every year until the next required say on frequency vote. We expect to hold our next advisory vote on the frequency of say-on-pay votes at our annual meeting in 2028. STOCK OWNERSHIP GUIDELINES The Board adopted Stock Ownership Guidelines in 2023. Under these guidelines, our non-employee directors and executives are expected to maintain a minimum equity stake in the Company. These guidelines embody the Compensation and Human Capital Committee’s belief that our directors and executives should maintain a significant personal financial stake in the Company to align such individuals’ interests with our stockholders’ interests, which reduces the incentive for excessive short-term risk taking. Under the guidelines, each covered individual is intended to meet the following ownership goal within five years of January 23, 2023, the effective date of the guidelines, or within five years of the first election or appointment as a covered individual, whichever comes later. TABLE OF CONTENTS 2026 Proxy Statement 59

The following Stock Ownership Guidelines applied to the NEOs with respect to their roles as of December 31, 2025: Category of Covered Individual Ownership Goal Non-Employee Director 5x Annual Board Cash Retainer Chief Executive Officer 6x Annual Base Salary Senior Vice Presidents 3x Annual Base Salary Vice Presidents 2x Annual Base Salary The following shares subject to equity awards will be counted toward satisfaction of the ownership goal (in addition to outstanding shares of which the individual is the beneficial owner): (a) shares subject to unvested, or vested but unsettled, RSU awards; and (b) shares subject to performance-based awards for which performance conditions have been satisfied (i.e., earned performance awards at actual achievement, even if they remain subject to time-based vesting conditions). The following shares will not be counted toward satisfaction of the ownership goal: (a) shares subject to performance-based awards for which the performance conditions have not yet been satisfied; (b) shares subject to unexercised stock options or stock appreciation rights, in each case, regardless of whether vested or “in-the-money”; and (c) shares subject to equity- based awards that may only be settled in cash. TAX AND ACCOUNTING CONSIDERATIONS Deductibility of Executive Compensation Section 162(m) of the Code generally imposes a $1.0 million cap on the federal income tax deduction for compensation paid to our “covered employees” during any fiscal year. While the Compensation and Human Capital Committee considers the deductibility of awards as one factor in determining executive compensation, the committee also looks at other factors in making its decisions, and, in the exercise of its business judgment and in accordance with its compensation philosophy, the committee retains the flexibility to award compensation even if the compensation is not deductible by us for tax purposes, and to modify compensation that was initially intended to be tax deductible if it determines such modifications are consistent with our business needs. Accounting for Stock-Based Compensation The Compensation and Human Capital Committee takes accounting considerations into account in designing compensation plans and arrangements for our NEOs and other employees. We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards based on the grant date “fair value” of these awards. COMPENSATION RISK ASSESSMENT The Compensation and Human Capital Committee believes that the design, implementation, and governance of our executive compensation program are consistent with high standards of risk management. Our executive compensation program reflects an appropriate mix of compensation elements, balancing current and long-term performance objectives, cash and equity compensation, and risks and rewards. Pay Governance annually conducts a detailed risk assessment of our compensation programs, employing a framework to assist the Compensation and Human Capital Committee in ascertaining any potential material adverse risks and how they may link with our compensation programs. The results of Pay Governance’s risk assessment were presented to the committee in December 2025. Based on the assessment, Pay Governance concluded, and the Compensation and Human Capital Committee agreed, that our compensation programs do not create any potential risk that is reasonably likely to have a material adverse effect on the Company. TABLE OF CONTENTS 60 2026 Proxy Statement

Based on the above, we believe our executive compensation program effectively (i) ensures that our compensation opportunities do not encourage excessive risk taking, (ii) keeps our NEOs focused on the creation of long-term, sustainable value for our stockholders, and (iii) provides competitive and appropriate levels of compensation over time. Equity Grant Practices. Although we do not have a formal policy regarding the timing of equity award grants, we generally grant annual equity awards to our NEOs on a pre-established date and we do not grant any form of equity compensation in anticipation of the release of material, non-public information. Similarly, we do not time the release of material, non-public information based on equity award grant dates for the purpose of affecting the value of any equity award. The Compensation and Human Capital Committee also does not take material, non-public information into account when determining the timing and terms of equity award grants, provided that, if material, non-public information becomes known to the committee prior to granting an equity award, the committee takes the existence of such information into consideration and uses its business judgment to determine whether to delay the grant of equity to avoid any impropriety. TABLE OF CONTENTS 2026 Proxy Statement 61

Compensation and Human Capital Committee Report The Compensation and Human Capital Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. Andrew Liveris, Chair Nichelle Maynard-Elliott Ori Winitzer TABLE OF CONTENTS 62 2026 Proxy Statement

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# 2025 Summary Compensation Table

The following table sets forth the compensation awarded to or paid to our NEOs for services rendered to the Company during the years ended December 31, 2025, 2024 and 2023.

| Name and Principal Position[(1)] | Year | Salary ($)[(2)] | Bonus ($) | Stock Awards ($)[(3)] | Option Awards ($)[(3)] | Non-Equity Incentive Plan Compensation ($)[(4)] | All Other Compensation ($)[(5)] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Marc Winterhoff**<br>*Interim Chief Executive Officer* | 2025 | 842,000 [(6)] | — | 7,720,693 | — | 675,000 | 471,294 | 9,708,987 |
| | 2024 | 595,000 | — | 5,320,323 | | 697,757 | 32,712 | 6,645,792 |
| | 2023 | 22,884 | 3,350,000 | 3,112,651 | 2,006,087 | — | 70 | 8,491,692 |
| **Taoufiq Boussaid**<br>*Chief Financial Officer* | 2025 | 508,654 | 2,000,000 | 7,917,174 | | 518,000 [(10)] | 1,109,264 | 12,053,092 |
| | 2024 | — | — | — | — | — | — | — |
| | 2023 | — | — | — | — | — | — | — |
| **Gagan Dhingra**<br>*Senior Vice President, Finance and Accounting* | 2025 | 535,288 [(7)] | 283,334 [(8)] | 3,678,375 | — | 286,000 | 25,768 | 4,808,765 |
| | 2024 | 397,231 | 200,000 | 3,287,166 | — | 390,900 | 337,614 | 4,612,911 |
| | 2023 | 377,768 | 68,000 | 2,529,876 | 430,229 | 71,319 | 73,384 | 3,550,576 |
| **Eric Bach**<br>*Former Senior Vice President, Product and Chief Engineer* | 2025 | 577,930 | — | 3,243,000 | — | — | 3,016 | 3,823,946 |
| | 2024 | 598,077 | — | 9,861,505 | — | 591,236 | 141,660 | 11,192,478 |
| | 2023 | 534,423 | 1,000,000 | 7,159,781 | 1,548,832 | 196,035 | 872 | 10,439,943 |
| **Peter Rawlinson**<br>*Former Chief Executive Officer and Chief Technology Officer* | 2025 | 1,383,293 [(9)] | — | 2,058,676 | — | — | 31,100 | 3,473,069 |
| | 2024 | 625,000 | — | — | — | 814,375 | 51,115 | 1,490,490 |
| | 2023 | 584,615 | 6,000,000 | — | — | 233,377 | 19,223 | 6,837,215 |

(1) The principal positions reported in this table reflect each NEO's title as of December 31, 2025.

(2) Amounts reflect the base salary earned during the applicable year. For additional information, see "Analysis of 2025 Compensation — Base Salary" above. The amounts include base salary increases in 2025 for Mr. Winterhoff (increase of $39,000), Mr. Dhingra (increase of $75,000) and Mr. Bach (increase of $21,000) effective in March 2025 for Messrs. Dhingra and Bach and April 2025 for Mr. Winterhoff.

(3) The "Stock Awards" column reflects the aggregate grant date fair value of RSUs and PSUs granted, and the "Option Awards" column reflects the aggregate grant date value of stock options granted, in each case, computed in accordance with FASB ASC Topic 718. The assumptions used to calculate the awards are disclosed in Footnote 10 to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. PSU values in the Stock Awards column are based on performance achieved at target levels for the PSUs, which was the probable outcome of performance conditions as of the grant date for the PSUs. The grant date fair value of each NEO's PSUs for fiscal year 2025 if earned at maximum levels was $3,255,000; $6,524,159; $3,266,393; and $2,929,500 for Messrs. Winterhoff, Boussaid, Dhingra, and Bach respectively.

(4) This column reflects amounts earned under our Annual Incentive Plan Program.

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(5) The value includes the following personal perquisites and other compensation:

| Named Executive Officer | Company-Provided Vehicle ($) | Lease Buyout ($) | Relocation ($) | Executive Security ($) | All Other Perquisites ($)[h] | Other ($) |
|---|---|---|---|---|---|---|
| Marc Winterhoff | 26,348 [a] | 58,798 [b] | — | 385,118 | 1,030 | — |
| Taoufiq Boussaid | 28,130 [c] | — | 945,318 [f] | 34,786 | 1,030 | 100,000 [g] |
| Gagan Dhingra | 24,738 [d] | — | — | — | 1,030 | — |
| Eric Bach | — | — | — | — | 3,106 | — |
| Peter Rawlinson | 5,658 [e] | — | — | 18,292 | 7,150 | — |

(a) Income includes $12,969 for the Company-provided Lucid Air vehicle and $13,379 for the related tax gross-up.

(b) Income includes $27,135 for the Company buyout of employee-leased Lucid Air vehicle and $31,663 for the related tax gross-up.

(c) Income includes $13,846 for the Company-provided Lucid Air vehicle and $14,284 for the related tax gross-up.

(d) Income includes $12,176 for the Company-provided Lucid Air vehicle and $12,562 for the related tax gross-up.

(e) Income includes $2,785 for the Company-provided Lucid Air vehicle and $2,873 for the related tax gross-up.

(f) Income includes $500,000 for relocation, $249,803 for the relocation managed move and housing reimbursement and $195,515 for the relocation managed move gross-up.

(g) Income includes $100,000 annual stipend to defray Mr. Boussaid family's costs to participate in the French retirement system, to retain necessary multinational taxation firms, and other support needed for future repatriation to France. The annual stipend was increased to $200,000 in 2026 based on an updated assessment of Mr. Boussaid's personal cost to participate in the French retirement system.

(h) Amount includes executive disability premiums for each NEO and the incremental cost of an executive physical benefit for Mr. Bach and COBRA paid for Mr. Rawlinson.

(6) The amount includes the stipend of $20,000 per month for each month or partial month that Mr. Winterhoff serves as our Interim Chief Executive Officer.

(7) The amount includes the prorated the stipend of $25,000 per month during his tenure as our Interim Chief Financial Officer in 2025. The final payment of Mr. Dhingra's monthly stipend was completed on March 28, 2025.

(8) Mr. Dhingra received a discretionary bonus of $250,000 for his performance as our Interim Chief Financial Officer and a prorated quarterly bonus of $33,334 during his tenure as our Interim Chief Financial Officer in 2025. The final payment of Mr. Dhingra's quarterly bonus was completed on March 28, 2025.

(9) Mr. Rawlinson was appointed as Strategic Technical Advisor to the Chairman of the Board on February 21, 2025. In connection with such transition, he began receiving a monthly payment of $120,000 for services rendered during the 24-month consulting term starting in February 2025, which is included in the "Salary" column.

(10) Pursuant to the terms of the offer letter in connection with Mr. Boussaid's employment with the Company on January 29, 2025, for fiscal year 2025, Mr. Boussaid received an AIP payout of 90% of his base salary, which the Compensation and Human Capital Committee rounded up to $518,000.

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# Grants of Plan-Based Awards

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($)[1] | Target ($) | Maximum ($)[1] | Threshold (#) | Target (#) | Maximum (#) | | |
| **Marc Winterhoff[2]** | | | | | | | | | |
| 2025 Annual Cash Incentive | — | — | 786,600[8] | — | — | — | — | — | — |
| RSU[3] | 2/21/2025 | — | — | — | — | — | — | 134,554 | 4,117,352 |
| RSU | 6/17/2025 | — | — | — | — | — | — | 66,667 | 1,433,341 |
| PSU | 8/07/2025 | — | — | — | 50,000 | 100,000 | 150,000 | — | 2,170,000 |
| **Taoufiq Boussaid** | | | | | | | | | |
| 2025 Annual Cash Incentive | — | 517,500[7] | 517,500[7] | — | — | — | — | — | — |
| RSU[5] | 1/29/2025 | — | — | — | — | — | — | 133,623 | 3,567,734 |
| PSU[6] | 8/07/2025 | — | — | — | 100,218 | 200,435 | 300,653 | — | 4,349,440 |
| **Gagan Dhingra[2]** | | | | | | | | | |
| 2025 Annual Cash Incentive | — | — | 333,000 | — | — | — | — | — | — |
| RSU[9] | 2/25/2025 | — | — | — | — | — | — | 13,567 | 354,099 |
| RSU | 6/17/2025 | — | — | — | — | — | — | 53,334 | 1,146,681 |
| PSU[10] | 8/07/2025 | — | — | — | 10,175 | 20,350 | 30,525 | — | 441,595 |
| PSU | 8/07/2025 | — | — | — | 40,000 | 80,000 | 120,000 | — | 1,736,000 |
| **Eric Bach** | | | | | | | | | |
| RSU | 6/17/2025 | — | — | — | — | — | — | 60,000 | 1,290,000 |
| PSU | 8/07/2025 | — | — | — | 45,000 | 90,000 | 135,000 | — | 1,953,000 |
| **Peter Rawlinson** | | | | | | | | | |
| RSU | 2/21/2025 | — | — | — | — | — | — | 67,277 | 2,058,676 |

(1) Payouts under the AIP are subject to an individual performance modifier, and there is no minimum or maximum, other than for Mr. Boussaid with respect to his 2025 and 2026 AIP payouts pursuant to the terms of his offer letter. Please see footnote 7 with respect to the minimum threshold for Mr. Boussaid's 2025 AIP amounts.

(2) For Messrs. Winterhoff and Dhingra, the 2025 AIP amounts are adjusted to reflect base salary increases during 2025.

(3) Pursuant to the terms of the offer letter in connection with Mr. Winterhoff's appointment as Interim Chief Executive Officer on February 21, 2025, Mr. Winterhoff was granted a RSU award with a target grant value of $4,000,000 in 2025.

(4) Represents the grant date fair value of RSUs and PSUs granted during 2025, calculated in accordance with FASB ASC Topic 718. PSU values in this column the Stock Awards column of the 2025 Summary Compensation Table are based on performance achieved at target levels for the PSUs, which was the probable outcome of performance conditions as of the grant date for the PSUs.

(5) Pursuant to the terms of the offer letter in connection with Mr. Boussaid's employment with the Company on January 29, 2025, Mr. Boussaid was granted a RSU award with a target grant value of $4,000,000 in 2025.

(6) Pursuant to the terms of the offer letter in connection with Mr. Boussaid's employment with the Company on January 29, 2025, Mr. Boussaid was granted a PSU award with a target grant value of $6,000,000 in 2025.

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(7) Pursuant to the terms of the offer letter in connection with Mr. Boussaid’s employment with the Company on January 29, 2025, for the AIP payout for fiscal year 2025, Mr. Boussaid would receive a minimum of 90% of his base salary or $517,500. The Compensation and Human Capital Committee ultimately approved his payout to be rounded up to $518,000. (8) Target AIP amount includes Mr. Winterhoff’s stipend of $20,000 per month for any month or partial month he serves as interim CEO. (9) Pursuant to the terms of the offer letter in connection with Mr. Dhingra’s promotion to Senior Vice President on February 25, 2025, Mr. Dhingra was granted a RSU award with a target grant value of  $400,000 in 2025. (10)Pursuant to the terms of the offer letter in connection with Mr. Dhingra’s promotion to Senior Vice President on February 25, 2025, Mr. Dhingra was granted a PSU award with a target value of $600,000 in 2025. TABLE OF CONTENTS 66 2026 Proxy Statement

Outstanding Equity Awards at Fiscal Year-End Option Awards Stock Awards Name Number of Securities Underlying Unexercised Options (#) Exercisable (#)(1) Number of Securities Underlying Unexercised Options (#) Unexercisable (#)(1) Option Exercise Price ($)(1) Option Expiration Date Number of Shares or Units of Stock That Have Not Vested (#)(1) Market Value of Shares or Units of Stock That Have Not Vested ($)(20) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(20) Marc Winterhoff 35,703 35,688 (12) 52.50 12/04/2030 — — — — — — — — 35,696 (13) 377,307 — — — — — — 17,333 (15) 183,210 — — — — — — 61,214 (16) 647,032 — — — — — — 100,914 (2) 1,066,661 — — — — — — 54,166 (3) 572,535 — — 28,751— — — — 28,751 (17) 303,898 50,000 (18) 528,500 Taoufiq Boussaid — — — — 50,107 (14) 529,631 — — — — — — 57,627 (17) 609,117 100,216 (18) 1,059,283 Gagan Dhingra 7,339 4,011 (11) 82.60 09/10/2030 — — — — — — — — 300 (6) 3,171 — — 3,230— — — — 257 (7) 2,716 — — 44,561— — — — 3,545 (8) 37,471 — — 7,982— — — — 635 (9) 6,712 — — 294,930— — — — 23,463 (10) 248,004 — — 304,684— — — — 3,384 (15) 35,769 — — 127,900— — — — 11,950 (16) 126,312 — — 544,696— — — — 10,175 (2) 107,550 — — — — — — 43,333 (3) 458,030 — — 73,522— — — — 5,849 (17) 61,824 10,175 (18) 107,550 289,110— — — — 23,000 (17) 243,110 40,000 (18) 422,800 Eric Bach 87,969 — 8.30 04/21/2029 — — — — 185,079 — 9.30 07/15/2030 — — — — 24,698 — 82.60 09/10/2030 — — — — Peter Rawlinson 756,980 — 8.30 04/21/2029 — — — — — — — — — — 209,014 (5) 2,209,278 — — — — 67,277 711,118 (4) — — TABLE OF CONTENTS 2026 Proxy Statement 67

(1) Pursuant to provisions in the Company’s stock plans, the number of shares subject to these awards, including the exercise prices for the option awards, were equitably adjusted in connection with the one-for-ten Reverse Stock Split that occurred on August 29, 2025. Accordingly, the share totals and exercise prices shown in the table above and in the corresponding footnotes reflect our NEOs’ post-Reverse Stock Split holdings. (2) 1/16 of the RSUs vested on March 15, 2025 and 1/16 of the RSUs vest each quarter beginning June 5, 2025 and ending December 5, 2028, subject to the NEO’s continued employment as of each applicable vesting date. (3) 1/8 of the RSUs vested on September 5, 2025 and 1/16 of the RSUs vest each quarter beginning on December 5, 2025, and ending on March 5, 2029, subject to the NEOs’ continued employment as of each applicable vesting date. (4) The RSUs vest in three equal installments over a 24-month period on the following dates: (A) February 21, 2026, (B) August 21, 2026, and (C) February 21, 2027, subject to Mr. Rawlinson’s continued service with the Company as of each applicable vesting date. (5) The CEO Performance RSUs vest in five tranches based on the achievement of market capitalization goals applicable to each tranche over any six-month period, subject to Mr. Rawlinson’s continued employment through the applicable vesting date. 1,393,428 CEO Performance RSUs (on a Reverse Stock Split-adjusted basis) relating to Tranche 1, Tranche 2, Tranche 3, and Tranche 4 vested on March 5, 2022 and were settled on March 7, 2022. The amount reported is the number of CEO Performance RSUs relating to Tranche 5, which was not vested as of December 31, 2025. Amounts can be earned until July 23, 2026, subject to continued service as of each applicable vesting date. (6) 25% of the RSUs vested on March 5, 2023 and 1/16 of the RSUs vest each quarter beginning June 5, 2023 and ending March 5, 2026, subject to the NEO’s continued employment as of each applicable vesting date. (7) 1/8 of the RSUs vested on September 5, 2022 and 1/16 of the RSUs vest each quarter beginning December 5, 2022 and ending March 5, 2026, subject to the NEO’s continued employment as of each applicable vesting date. (8) 1/8 of the RSUs vested on September 10, 2023 and 1/16 of the RSUs vest each quarter beginning December 5, 2023 and ending March 5, 2027, subject to the NEO’s continued employment as of each applicable vesting date. (9) Represents the number of unvested shares subject to the 2023 PSU award as of December 31, 2025 at the actual performance level. Such earned PSUs determined in April 2024 include: 7,631 shares for Mr. Dhingra and 34,336 shares for Mr. Bach (in each case, on a Reverse Stock Split-adjusted basis). 1/3 of the earned PSUs vested on April 9, 2024, the date the Board certified the achievement of the performance metrics, and 1/12 of the earned PSUs vest each quarter beginning June 5, 2024 and ending March 5, 2026, subject to the NEO’s continued employment as of each applicable vesting date. (10) 1/8 of the RSUs vested on September 15, 2024 and 1/16 of the RSUs vest each quarter beginning December 5, 2024 and ending March 5, 2028, subject to the NEO’s continued employment as of each applicable vesting date. (11) The options to vest over four years, with 5/48 vested on the first monthly anniversary of September 10, 2023 and 1/48 of the options vest each monthly anniversary thereafter, subject to the NEO’s continued employment as of each applicable vesting date. (12) The options vested 25% on December 4, 2024 and 1/48 of the options vest each monthly anniversary thereafter, subject to the NEO’s continued employment as of each applicable vesting date. (13) 25% of the RSUs vested on December 5, 2024 and 1/16 of the RSUs vest each quarter over 12 quarters beginning March 5, 2025 and ending December 5, 2027, subject to the NEO’s continued employment as of each applicable vesting date. (14) 25% of the RSUs vested on March 5, 2025; 25% vested on June 5, 2025; and thereafter 1/16 will vest quarterly thereafter, subject to Mr. Boussaid’s continued employment through each vesting date. (15) The numbers shown in the table that correspond to this footnote represent the 2024 tranche of the 2024 PSU awards that were unvested as of December 31, 2025. 1/2 of the earned PSUs vested on March 5, 2025, and 1/8 of the earned RSUs vest each quarter beginning June 5, 2025 and ending March 5, 2026, subject to the NEO’s continued employment as of each applicable vesting date. (16) Represents PSUs at 57.3% of target level of performance, as adjusted by the achieved PSU Payout Factor for the 2025 tranche of the 2024 PSU awards. The earned PSUs determined in March 2026 include: 61,214 for Mr. Winterhoff and 11,950 for Mr. Dhingra. Mr. Bach was not eligible for a payout with respect to the 2025 tranche of his 2024 annual PSU grant due to his separation. (17) Represents PSUs at 57.5% of target level of performance, as adjusted by the achieved PSU Payout Factor for the 2025 tranche of the 2025 PSU awards. The earned PSUs determined in March 2026 include: 28,751 for Mr. Winterhoff, 57,627 for Mr. Boussaid, and 28,849 collectively for both Mr. Dhingra's 2025 PSU awards together. 1/2 of the earned PSUs vested on March 5, 2026, and the remaining 1/2 of earned shares for the 2025 tranche vest in equal quarterly installments over the following four quarters, subject to the NEO’s continued service through the applicable vesting dates. (18) Represents unearned PSUs at target level of performance pursuant to the 2025 PSU awards for the 2026 Tranche. For the 2026 Tranche: 50% of earned shares vest upon the later of March 5, 2027 or the certification of achievement which is expected to occur in the first quarter 2027. The remaining 50% of earned shares vest in equal quarterly installments over the following four quarters, subject to the NEO’s continued service through the applicable vesting dates. (19) Mr. Bach separated from service effective November 5, 2025. On the date of his separation, Mr. Bach’s equity awards were (i) previously vested and exercisable as scheduled, or (ii) forfeited. None of Mr. Bach’s unvested RSUs were accelerated under the Executive Severance Plan and his participation agreement thereunder. Mr. Bach’s vested stock options remained exercisable for 90 days following his separation date. (20) Market value is calculated based on $10.57 per share, the closing price of our common stock on December 31, 2025. TABLE OF CONTENTS 68 2026 Proxy Statement

Option Exercises and Stock Vested Option Awards Stock Awards Name Number of Shares Acquired on Exercise(1) (#) Value Realized on Exercise(2) ($) Number of Shares Acquired on Vesting(3) (#) Value Realized on Vesting(4) ($) Marc Winterhoff — — 185,329 3,509,160 Taoufiq Boussaid — — 83,516 1,699,623 Gagan Dhingra — — 55,129 1,011,716 Eric Bach — — 124,894 2,495,897 Peter Rawlinson 337,984 7,030,067 259,402 5,141,344 (1) Represents the number of shares of common stock underlying stock options exercised during fiscal 2025. (2) Computed as the aggregate dollar amount realized upon the exercise of options, determined by multiplying the number of shares of common stock underlying stock options exercised and the difference between the closing price of the underlying shares on the date of exercise and the exercise price of the options. (3) Represents the number of shares of common stock acquired on vesting of the underlying RSUs and PSUs during fiscal 2025. (4) Computed as the aggregate dollar amount realized upon the vesting of RSUs or PSUs, determined by multiplying the number of units vesting as of the applicable vesting date by the closing price of our Common Stock on the trading day prior to the applicable vesting date. TABLE OF CONTENTS 2026 Proxy Statement 69

TABLE OF CONTENTS

# Potential Payments Upon Termination or Change in Control

The table below sets forth the payments and benefits that each NEO would have been entitled to receive upon a qualifying termination of employment with the Company with or without the occurrence of a change in control, assuming the relevant termination event (or termination and change in control events) occurred on December 31, 2025. With respect to Mr. Rawlinson, who transitioned to the role of Strategic Technical Advisor in February 2025, please also see "*Mr. Rawlinson Transition Agreement*" for a description of severance amounts he is actually entitled to.

| Name | Benefit | Termination Without Cause or Resignation for Good Reason Other than Change in Control | Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control | Death or Disability(1) |
|---|---|---|---|---|
| Marc Winterhoff | Cash severance | 1,309,000 (2) | 1,309,000 (2) | — |
| | Accelerated Vesting of Equity Awards* | 1,207,549 (3) | 3,679,142 (4) | 3,679,142 |
| | Health Benefits | 22,214 (5) | 22,214 (5) | — |
| | **Total** | **$2,538,763** | **$5,010,356** | **$3,679,142** |
| Taoufiq Boussaid | Cash Severance | 431,250 (2) | 1,093,000 (2) | — |
| | Accelerated Vesting of Equity Awards* | — (3) | 2,198,032 (4) | 2,198,032 |
| | Health Benefits | 20,619 (5) | 27,492 (5) | — |
| | Repatriation and Global Tax Expenses | 275,000 (6) | 275,000 (6) | — |
| | **Total** | **$726,869** | **$3,593,524** | **$2,198,032** |
| Gagan Dhingra | Cash Severance | 356,250 (2) | 831,250 (2) | — |
| | Accelerated Vesting of Equity Awards* | — (3) | 1,861,018 (4) | 1,861,018 |
| | Health Benefits | 16,661 (5) | 22,214 (5) | — |
| | **Total** | **$372,911** | **$2,714,482** | **$1,861,018** |
| Peter Rawlinson | Cash Severance | — | — | — |
| | Accelerated Vesting of Equity Awards* | — | — | — |
| | Health Benefits | — | — | — |
| | **Total** | **—** | **—** | **—** |

* Equity awards are valued at $10.57 per share, the closing price of a share of our Common Stock on December 31, 2025, the last trading day of fiscal year 2025.

(1) Death or Disability Accelerated Vesting. Under the Acceleration Policy, except in the case of the CEO Performance RSUs, upon the death or disability of a NEO on December 31, 2025, all of such NEO's outstanding equity awards would have vested.

(2) Cash Severance. Under the Executive Severance Plan, the amount includes (i) for a qualifying non-Change in Control Termination, base salary continuation for the number of months set forth in the NEO's participation agreement (12 months for Mr. Winterhoff and nine months for Messrs. Boussaid and Dhingra); and (ii) for a qualifying Change in Control Termination, a lump-sum payment equal to the sum of the NEO's annual base salary and target annual cash incentive divided by 12, and multiplied by the number of months set forth in the NEO's participation agreement (12 months for Messrs. Winterhoff, Boussaid, and Dhingra). Pursuant to the terms of Mr. Winterhoff's offer letter, he is eligible to receive a prorated bonus upon a qualified termination.

(3) Qualified Non-Change in Control Termination. In general, under the Executive Severance Plan, unvested equity awards are forfeited upon the NEO's termination for any reason that is not in connection with a change in control. However, vesting for equity awards granted prior to the July 23, 2021 effective date of the Executive Severance Plan (the "Effective Date") accelerate by a percentage equal to 25% plus 5% for each year of service, up to a maximum of 50% (the "Applicable Percentage"). Messrs. Winterhoff, Boussaid, and Dhingra do not have any equity awards that were granted prior to the Effective Date. Pursuant to Mr. Winterhoff's offer letter, his unvested equity awards in the form of 35,696 RSUs and 35,688 Premium-Priced Options with an exercise price of $52.50 fully accelerate upon his qualifying termination. The amount for Mr. Winterhoff includes (i) the unvested sign on RSUs valued at $10.57 per share; (ii) unvested sign on stock options valued by the product of (a) the difference between $10.57 (the closing price of a share of our Common Stock on December 31, 2025, the last trading day of fiscal year 2025) and $52.50 (the exercise price per share for each option) by (b) the number of unvested shares subject to the option, unless such product results in a negative value; (iii) and the unvested portion of his sign on PSUs with a grant value of $6,000,000, subject to applicable performance-vesting conditions.

(4) Qualified Change in Control Termination. Under the Executive Severance Plan, unvested equity awards vest, and, as applicable, become exercisable, effective as of immediately prior to the Change in Control Termination, as to 100% of unvested shares per equity award. Amount includes the value of unvested options computed by multiplying (i) the difference between (a) $10.57 and (b) the exercise price per share for each option (but not below zero) by (ii) the number of unvested shares subject to the option. Amount also includes unvested RSUs and PSUs valued at $10.57 per share based on target performance with respect to PSUs. Pursuant to Mr. Winterhoff's offer letter, the amount for Mr. Winterhoff includes (i) the

70 2026 Proxy Statement

unvested RSUs valued at $10.57 per share; (ii) unvested stock options valued by the product of  (a) the difference between $10.57 (the closing price of a share of our Common Stock on December 31, 2025, the last trading day of fiscal year 2025) and $52.50 (the exercise price per share for each option) by (b) the number of unvested shares subject to the option, unless such product results in a negative value; (iii) and the unvested portion of his sign on PSUs with a grant value of  $6,000,000, subject to applicable performance-vesting conditions. (5) COBRA. Amount includes Company-paid COBRA premiums for medical, dental, and vision coverage continuation for the number of months set for the NEO’s participation agreement. For a qualifying non-Change in Control Termination: 12 months for Mr. Winterhoff and nine months for Messrs. Boussaid and Dhingra. For a qualifying Change in Control Termination: 12 months for Messrs. Winterhoff, Boussaid, and Dhingra. In addition to the amount shown, the NEO would be entitled to receive a gross-up for applicable taxes on the Company-paid COBRA premiums. (6) Repatriation and Global Tax Preparation Expenses. Amount includes documented repatriation expenses for 12 months following involuntary termination without cause (as defined in the Executive Severance Plan) for Mr. Boussaid and his family, including airfare, moving expenses, temporary housing for three months following such termination, and certain tuition coverage, and during the 24 months following such termination, documented expenses incurred for personal global tax preparation or planning services and personal immigration counsel from a professional advisor. TABLE OF CONTENTS 2026 Proxy Statement 71

Director Compensation Currently, our director compensation program permits our non-employee directors to receive the following annual retainers and annual equity compensation grants: ■ Board Member: $300,000, of which $30,000 is an annual cash retainer paid in quarterly installments and $270,000 of which is an annual equity retainer in the form of RSUs vesting in full on the earlier of the one-year anniversary of the grant date or the date of the next annual meeting following the grant, subject to the director’s continued service as of the applicable vesting date. For new directors, the initial equity retainer is $375,000 in RSUs which vest in three equal installments each year for a period of three years on the earlier of the first, second and third anniversary date of the grant or the date of the first, second and third annual meetings following the grant, respectively, subject to the director’s continued service as of each of the applicable vesting dates. ■ Independent Chairman: An additional $30,000 is paid for service as an independent Chairman of the Board, as an annual cash retainer. ■ Committee Chairs: Chairs of the audit, compensation and human capital, nominating and corporate governance, and executive committees receive an additional $20,000, $15,000, $10,000, and $20,000, respectively, as an annual cash retainer. ■ Committee Members: Members of the audit, compensation and human capital, nominating and corporate governance, and executive committees receive an additional $10,000, $7,500, $5,000, and $10,000, respectively, as an annual cash retainer. We also reimburse all of our directors for (i) up to $10,000 annually for director educational programs and (ii) their reasonable travel and other expenses incurred in attending meetings of the Board or committees and training and educational conferences. We do not pay directors meeting fees for attending Board or standing committee (audit, compensation and human capital, nominating and corporate governance, and executive committee) meetings; however, certain non-employee directors providing ad hoc committee services may receive a grant of fully vested RSUs on the date of the Annual Meeting with a target grant date value equal to $2,000 times the number of special committee meetings such non-employee director attended since the previous annual meeting date (“Special Committee Fees”), subject to a $20,000 cap. However, if a non- employee director separates from service with us prior to the date of the Annual Meeting when their Special Committee Fees would otherwise be granted in the form of fully vested RSUs, their Special Committee fees will instead be paid in cash on the date of their separation or shortly thereafter. Based on non-employee director special committee service from the previous annual meeting until the Record Date, the target grant date value of Special Committee Fees awarded to non- employee directors on the date of the Annual Meeting are estimated to be as follows: $8,000, $14,000, $14,000 and $14,000 for Mr. Alnowaiser, Ms. Lambert, Mr. Liveris and Ms. Wong, respectively. Actual equity award grants made to non-employee directors in fiscal year 2026, including applicable Special Committee Fees, will be reported in the Director Compensation Table in our proxy statement filed in 2027. Pursuant to our Amended and Restated 2021 Stock Incentive Plan, we permit directors to elect to defer settlement (beyond vesting) of initial and annual RSUs granted following the conclusion of each regular annual meeting of stockholders, commencing with the 2022 annual meeting of stockholders. Such an election generally only applies to initial and annual RSU awards granted after the year the election is made and will continue to apply to future annual RSU awards unless the director revokes the election with respect to annual RSU awards granted after the year of revocation. Deferred RSUs, together with any additional RSUs credited by reason of a dividend paid by us, are settled upon the earlier of  (i) termination of service and (ii) a change in control. TABLE OF CONTENTS 72 2026 Proxy Statement

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The following table reflects information with respect to the compensation of all non-employee directors of the Company for 2025.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1)(4) | Option Awards ($) | All Other Compensation ($)(2) | Total Compensation ($) |
|---|---|---|---|---|---|
| Turqi Alnowaiser | 90,000 | 245,312 | — | — | 335,312 |
| Douglas Grimm | 22,857 | 321,609 | — | 3,015 | 347,481 |
| Lisa M. Lambert | 40,000 | 248,741 | — | 20,298 | 309,039 |
| Andrew Liveris | 55,000 | 241,883 | — | 19,220 | 316,103 |
| Nichelle Maynard-Elliott | 52,500 | 231,574 | — | 19,220 | 303,294 |
| Chabi Nouri | 36,194 | 231,574 | — | — | 267,768 |
| Ori Winitzer | 46,306 | 231,574 | — | 17,317 | 295,197 |
| Janet S. Wong | 50,000 | 248,741 | — | 27,631 | 326,372 |
| Sherif Marakby(3) | 17,143 | — | — | 8,583 | 25,726 |

(1) The amounts in this column reflect the grant date fair values of the RSUs granted to our non-employee directors during 2025, calculated in accordance with FASB ASC Topic 718. Messrs. Liveris and Ms. Maynard-Elliott have elected to defer settlement of the RSUs.

(2) Represents the value of the personal usage of Company-owned Lucid Air vehicles and the related tax reimbursement attributable to this perquisite.

(3) Mr. Marakby did not stand for reelection at the 2025 Annual Meeting and completed his service on June 5, 2025.

(4) The following table provides information on the number of shares of unvested RSUs and the number of shares of vested RSUs for which payment has been deferred as of December 31, 2025.

| Name | RSUs (#) |
|---|---|
| Turqi Alnowaiser | 10,872 |
| Douglas Grimm | 15,099 |
| Lisa M. Lambert | 19,837 |
| Andrew Liveris | 24,764 |
| Nichelle Maynard-Elliott | 24,764 |
| Chabi Nouri | 12,485 |
| Ori Winitzer | 12,485 |
| Janet S. Wong | 10,872 |
| Sherif Marakby, former director | — |

2026 Proxy Statement 73

CEO Pay Ratio In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the “Pay Ratio Rule”), we are providing the following estimated information for 2025: ■ the Annual Total Compensation of Mr. Winterhoff, our interim CEO, was $9,768,725; ■ the Annual Total Compensation of our median employee was $147,069; and ■ the ratio of these two amounts was 66 to 1. We believe that this ratio is a reasonable estimate calculated in a manner consistent with the requirements of the Pay Ratio Rule. “Annual Total Compensation” of our CEO and median employee for purposes of the Pay Ratio Rule was calculated using the same methodology we used for purposes of determining the annual total compensation for our NEOs for 2025 (as set forth in the Summary Compensation Table), adjusted to include the cost to the Company in 2025 of group medical, dental, and vision coverage, which are provided to all employees on a non-discriminatory basis. Compensation for both our interim CEO and our median employee has been annualized. For our interim CEO, annualization was based on the effective date of his appointment as interim CEO (such that his interim CEO monthly stipend was annualized) and for our median employee, annualization was based on the date of hire. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies. We used December 31, 2025, as the date for determining the employees to be considered in computing the pay ratio. As of December 31, 2025, our employee population consisted of approximately 9,000 individuals excluding the CEO (of which approximately 88% were located in the United States and approximately 12% were located in jurisdictions outside the United States). Our employee population consisted of our global workforce of full-time, part-time, seasonal, and temporary employees. To identify our median employee from our total employee population (excluding our CEO), we used “base pay” for the full 2025 calendar year as our consistently applied compensation measure, which was determined using base salary or base hourly wage as reflected in our payroll records. Based on our consistently applied compensation measure, there were a number of employees at the median compensation level. From this group, we selected the employee with the median tenure, which resulted in two employees. We then compared these two employees and selected the employee with lower total benefits as our median employee, as this employee was more representative of our overall workforce. Using the methodologies described above, our median employee was a full-time employee located in the United States with Annual Total Compensation of $147,069. TABLE OF CONTENTS 74 2026 Proxy Statement

TABLE OF CONTENTS

# Pay Versus Performance

The following table sets forth the compensation for our former CEO and interim CEO (also referred to as "PEO") and the average compensation for our other NEOs, both as reported in the Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules, for each of 2025, 2024, 2023, 2022 and 2021. The table also provides information on our cumulative total shareholder return ("TSR"), the cumulative TSR of our peer group, Net Income and Free Cash Flow.

| Pay Versus Performance | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
| Year | Summary Compensation Table Total for Prior PEO (Rawlinson) ($)(1) | Compensation Actually Paid to Prior PEO (Rawlinson) ($)(1)(4) | Summary Compensation Table Total for Current PEO (Winterhoff) ($)(1) | Compensation Actually Paid to Current PEO (Winterhoff) ($)(1)(4) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)(1) | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)(1)(4) | Total Shareholder Return ($) | Peer Group Total Shareholder Return ($)(2) | Net Income (in Thousands) ($) | Free Cash Flow (in Thousands) ($)(3) |
| 2025 | 3,473,069 | (399,922) | 9,708,987 | (278,597) | 6,895,268 | 972,013 | 4.36 | 237.09 | (2,698,051) | (3,800,070) |
| 2024 | 1,490,490 | (6,467,228) | — | — | 5,869,874 | 3,898,596 | 12.45 | 224.42 | (2,713,942) | (2,903,515) |
| 2023 | 6,837,213 | (13,293,519) | — | — | 8,544,858 | 3,677,588 | 17.36 | 162.40 | (2,828,420) | (3,400,397) |
| 2022 | 596,430 | (643,851,664) | — | — | 5,756,135 | (29,632,802) | 28.16 | 79.05 | (1,304,460) | (3,301,110) |
| 2021 | 565,591,512 | 1,148,791,229 | — | — | 21,230,163 | 55,097,849 | 156.91 | 109.93 | (2,579,761) | (1,479,353) |

(1) Mr. Rawlinson served as our PEO from fiscal year 2021 to February 2025, and Mr. Winterhoff served as our PEO beginning in February 2025. For 2025, our non-PEO NEOs included Messrs. Boussaid, Dhingra, and Bach. For 2024, our non-PEO NEOs included Messrs. Dhingra, Winterhoff, Bach and Bell. For 2023, our non-PEO NEOs included Messrs. Dhingra, Winterhoff, Bach and Bell and Sherry House and for 2022 and 2021, our non-PEO NEOs included Messrs. Bach and Bell and Ms. House.

(2) The Peer Group TSR set forth in this table utilizes the 20 largest public companies sharing the same SIC code as us, which is SIC code 3711, "Motor Vehicles and Passenger Car Bodies" ("Motor Vehicles and Passenger Car Bodies Public Company Group"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting July 23, 2021, through the end of the listed year in the Company and in the Motor Vehicles and Passenger Car Bodies Public Company Group, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(3) Free Cash Flow is not a financial measure prepared in accordance with GAAP. For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Annex B: Reconciliation of Non-GAAP Financial Measures" in this Proxy Statement.

(4) The following table shows the adjustments from the Summary Compensation Table total compensation to calculate the "compensation actually paid" to our PEO and Non-PEO NEOs in accordance with the Pay Versus Performance Rules in 2025:

2026 Proxy Statement 75

Prior PEO 2025 ($) Current PEO 2025 ($) Non-PEOs 2025 ($) Summary Compensation Total 3,473,069 9,708,987 6,895,268 Less Stock Award Value Reported in Summary Compensation Table for the Covered Year 2,058,676 7,720,693 4,946,183 Plus Fiscal Year-End Fair Value for Awards Granted in the Covered Year and Outstanding at Fiscal Year-End 711,118 2,444,587 1,172,594 Plus Fair Value as of the Vesting Date for Awards Granted in the Covered Year and Vested in the Covered Year — 838,670 690,438 Change in Fiscal Year-End Fair Values of Outstanding Unvested Awards Granted from Prior Years (1,455) (3,979,025) (382,932) Change in Fair Value as of Vesting Date of Awards Granted from Prior Years that Vested in the Covered Year (2,523,978) (1,571,123) (540,461) Less Fair Value of Awards Forfeited during the Covered Year — — (1,916,711) Plus Fair Value of Incremental Dividends or Earnings Paid on Stock Awards — — — Less Aggregate Change in Actuarial Present Value of Benefit Accumulated Benefit Under Pension Plans — — — Plus Aggregate Service Cost and Prior Service Cost for Pension Plans — — — Compensation Actually Paid (399,922) (278,597) 972,013 Tabular List of the Most Important Financial Performance Measures The Company used only the two financial performance measures set forth below to link Compensation Actually Paid to our NEOs for fiscal 2025 to Company performance. Performance Measures Free Cash Flow Gross Margin The following are graphical descriptions of the relationships between compensation actually paid to our NEOs versus our cumulative TSR, Net Income, and Free Cash Flow, and between our cumulative TSR and our peer group’s cumulative TSR, for the periods covered in the Pay Versus Performance table. TABLE OF CONTENTS 76 2026 Proxy Statement

TABLE OF CONTENTS 2026 Proxy Statement 77

TABLE OF CONTENTS 78 2026 Proxy Statement

Security Ownership of Certain Beneficial Owners and Management The following table sets forth certain information known to us regarding the beneficial ownership of our Common Stock as of March 15, 2026 by: ■ each person who we know to own beneficially more than 5% of any class of our voting securities; ■ each of our named executive officers and directors individually; and ■ all of our current executive officers and directors as a group. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options, warrants or shares of Convertible Preferred Stock that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2026. Shares issuable pursuant to such options, warrants or shares of Convertible Preferred Stock are deemed outstanding for computing the beneficial ownership of the person holding such options but are not outstanding for computing the beneficial ownership of any other person. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares. The beneficial ownership of our Common Stock and Convertible Preferred Stock in the table is based on, as of March 15, 2026, 330,143,771 shares of our Common Stock issued and outstanding and 175,000 shares of Convertible Preferred Stock issued and outstanding, which is convertible into 52,858,296 shares of Common Stock. Stockholders of shares of Common Stock are entitled to one vote per share of Common Stock. Stockholders of shares of convertible Preferred Stock are entitled to a number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible, subject to certain adjustments. TABLE OF CONTENTS 2026 Proxy Statement 79

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| Name of Beneficial Owner[1] | Common Stock | | Preferred Stock | | Voting Power |
|---|---|---|---|---|---|
| | Number of Shares Beneficially Owned | Percentage of Shares Outstanding | Number of Shares Beneficially Owned | Percentage of Shares Outstanding | |
| ***5% Stockholders***[2] | | | | | |
| The Public Investment Fund[3] | 229,947,163 | 60% | 175,000 | 100% | 60% |
| ***Named Executive Officers and Directors*** | | | | | |
| Marc Winterhoff[4] | 179,486 | * | — | — | * |
| Taoufiq Boussaid[5] | 55,655 | * | — | — | * |
| Gagan Dhingra[6] | 67,235 | * | — | — | * |
| Eric Bach[7] | 97,761 | * | — | — | * |
| Peter Rawlinson[8] | 2,379,445 | * | — | — | * |
| Silvio Napoli | — | — | — | — | — |
| Turqi Alnowaiser[9] | 229,364,580 | 60% | 175,000 | 100% | 60% |
| Douglas Grimm | — | — | — | — | — |
| Lisa M. Lambert[10] | 5,289 | * | — | — | * |
| Andrew Liveris[11] | 145,357 | * | — | — | * |
| Nichelle Maynard-Elliott[12] | 15,012 | * | — | — | * |
| Chabi Nouri[13] | 13,494 | * | — | — | * |
| Ori Winitzer[14] | 14,521 | * | — | — | * |
| Janet S. Wong[15] | 15,816 | * | — | — | * |
| All executive officers and directors as a group (11 persons) | 229,809,210 | 60% | 175,000 | 100% | 60% |

* Less than 1%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560.

(2) Based on information set forth in a Schedule 13G filed with the SEC on April 20, 2026 by Uber Technologies, Inc ("Uber"), Uber has sole voting and dispositive power over 37,753,583 shares of Common Stock and no shared voting or dispositive power over our Common Stock, resulting in approximately 11% beneficial ownership based on the shares outstanding as of March 15, 2026. These shares are held by SMB Holding Corporation, a wholly-owned, indirect subsidiary of Uber. The business address for Uber is 1725 3rd Street, San Francisco, CA 94158.

(3) PIF has sole voting power over 804,139 shares of Common Stock held directly by PIF, shared voting power over 229,143,024 shares of Common Stock held by Ayar, including 33,136,468 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 19,721,828 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, aggregating to a beneficial ownership of 229,947,163 shares of Common Stock held either by PIF or Ayar. The number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock reflects increases in the compounded returns on the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock in accordance with the terms thereof. PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia. Ayar is a wholly owned subsidiary of PIF. The Board of Directors of PIF has dispositive power over the shares held by PIF and Ayar. Mr. Turqi A. Alnowaiser and Mr. Yasir Alsalman are the co-managers of Ayar, and in such capacity have the authority to vote the securities held by Ayar. Neither Mr. Alnowaiser nor Mr. Alsalman has individual dispositive power with respect to any securities held by Ayar, and each disclaims beneficial ownership of the shares held by Ayar. PIF disclaims beneficial ownership of the Ayar securities except to the extent of its pecuniary interest therein. Interests shown do not include 221,556 shares of Common Stock held by Mr. Alnowaiser or 40,145 shares of Common Stock held by Mr. Yasir Alsalman. The business address for PIF is Alr'idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, The Kingdom of Saudi Arabia.

(4) Interests shown consist of 136,348 shares of Common Stock and 43,138 shares of Common Stock subject to option awards that are currently exercisable or exercisable within 60 days of March 15, 2026.

80 2026 Proxy Statement

(5) Interests shown consist of 55,655 shares of Common Stock. (6) Interests shown consist of 58,716 shares of Common Stock and 8,519 shares of Common Stock subject to option awards that are currently exercisable or exercisable within 60 days of March 15, 2026. (7) Interests shown consist of 97,761 shares of Common Stock. (8) Interests shown consist of 1,622,465 shares of Common Stock and 756,980 shares of Common Stock subject to option awards that are currently exercisable or exercisable within 60 days of March 15, 2026. (9) Interests shown consist of  (i) 221,556 shares of Common Stock held by Mr. Alnowaiser and (ii) 229,143,024 shares of Common Stock held by Ayar. Mr. Alnowaiser, who is Deputy Governor and Head of the International Investments Division of PIF, has shared voting power with respect to the shares held by Ayar and has no pecuniary interest in and disclaims beneficial ownership of such shares. See note (2) above. (10) Interests shown consist of 5,289 shares of Common Stock. (11) Interests shown consist of  (i) 55,131 shares of Common Stock held by Mr. Liveris, (ii) 13,892 shares of Common Stock subject to RSUs for which the settlement has been deferred, and (ii) 40,000 shares of Common Stock and 36,334 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock held by Liveris Capital Partners LLC. Mr. Liveris has investment control over Liveris Capital Partners and disclaims beneficial ownership of such shares and warrants held by Liveris Capital Partners LLC. The business address for Liveris Capital Partners LLC is c/o BDO 225NE Mizner Blvd, Suite 685, Boca Raton, FL 33432. (12) Interests shown consist of  (i) 1,120 shares of Common Stock held by Ms. Maynard-Elliott and (ii) 13,892 shares of Common Stock subject to vested RSUs for which the settlement has been deferred. (13) Interests shown consist of  (i) 11,881 shares of Common Stock held by Ms. Nouri and (ii) 1,613 shares of Common Stock subject to vested RSUs that will vest within 60 days of March 15, 2026. (14) Interests shown consist of  (i) 12,908 shares of Common Stock held by Mr. Winitzer and (ii) 1,613 shares of Common Stock subject to RSUs that will vest within 60 days of March 15, 2026. (15) Interests shown consist of 15,816 shares of Common Stock. TABLE OF CONTENTS 2026 Proxy Statement 81

Certain Relationships and Related Party Transactions We describe below transactions and series of similar transactions, since the beginning of our last fiscal year or currently proposed, to which we were a party or will be a party, in which: ■ the amount involved exceeds $120,000; and ■ any of our directors, director nominees, executive officers, beneficial holders of more than 5% of any class of our capital stock who had or will have a direct or indirect material interest, or any immediate family member of the foregoing persons. Compensation arrangements are described where required under the sections entitled “Director Compensation” and “Executive Compensation.” As referred to in this section, the Public Investment Fund (“PIF”) is an instrumentality of the Kingdom of Saudi Arabia with financial autonomy, as well as independence, in carrying out its investment management and operations activities. Ayar Third Investment Company (“Ayar”) is a wholly-owned subsidiary of PIF. Saudi Arabia Manufacturing Facility Lease On February 27, 2022, we announced that we selected King Abdullah Economic City (“KAEC”) in Saudi Arabia as the location of our first international manufacturing plant and, through our subsidiary, entered into a development lease agreement with Emaar, The Economic City (“Emaar”) at KAEC. PIF owns an approximately 55% interest in Emaar, the developer of KAEC. We expect to make payments under the agreement in the aggregate amount of approximately SAR 62 million (approximately $16.6 million). During the fiscal year ended December 31, 2025, we made payments under the agreement in the aggregate of approximately SAR 5,422 ($1,446) (exclusive of VAT and service charges). Gulf International Bank Facility Agreement On April 29, 2022, our subsidiary Lucid LLC entered into a revolving credit facility agreement (the “GIB Facility Agreement”) with Gulf International Bank Saudi Arabia (“GIB”), maturing on February 28, 2025. PIF owns approximately 98% interest in GIB. The GIB Facility Agreement provided for two committed revolving credit facilities in an aggregate principal amount of SAR 1 billion (approximately $266.1 million). SAR 650 million (approximately $173.0 million) under the GIB Facility Agreement was available as bridge financing (the “Bridge Facility”) of Lucid LLC’s capital expenditures in connection with AMP-2. The remaining SAR 350 million (approximately $93.1 million) was available for general corporate purposes (the “Working Capital Facility”). Loans under the Bridge Facility and the Working Capital Facility had a maturity of no more than 12 months. The Bridge Facility incurred interest at a rate of 1.25% per annum over 3-month SAIBOR and the Working Capital Facility incurred interest at a rate of 1.70% per annum over 1- to 3-month SAIBOR and associated fees. On March 12, 2023, Lucid LLC entered into an amendment of the GIB Facility Agreement (together with the GIB Facility Agreement, the “2023 GIB Facility Agreement”) to combine the Bridge Facility and the Working Capital Facility into a committed SAR 1 billion (approximately $266.1 million) revolving credit facility (the “2023 GIB Credit Facility”) which may be used for general corporate purposes. Loans under the 2023 GIB Facility Agreement have a maturity of no more than 12 months and bear interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. On February 24, 2025, Lucid LLC entered into an agreement with GIB to renew the 2023 GIB Credit Facility (the “2025 GIB Credit Facility Agreement,” and together with the 2023 GIB Facility Agreement, the “Amended GIB Facility Agreement”), maturing on February 24, 2028, to increase the credit facility committed amount from SAR 1.0 billion (approximately $266.1 million) to SAR 1.9 billion (approximately $506.6 million) (the “2025 GIB Credit Facility”). Loans under the 2025 GIB Credit Facility Agreement may be used for general corporate purposes, have a maturity of no more than 12 months, and bear interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. The Company is required to pay a quarterly commitment fee of 0.25% per annum based on the unutilized portion of the 2025 GIB Credit Facility. The largest aggregate amount of principal outstanding under the Amended GIB Facility Agreement during fiscal year 2025 was SAR 1,785.0 million (approximately $476.0 million). During fiscal year 2025, we paid SAR 57.9 million (approximately $15.4 million) of interest under the Amended GIB Facility Agreement. As of December 31, 2025, we had outstanding borrowings of SAR 1,755.0 million (approximately $468.0 million) with weighted average interest rate of 6.44%. As of December 31, 2025, availability under the GIB Credit Facility was SAR 143.5 million (approximately $38.3 million), after giving effect to the outstanding letters of credit. TABLE OF CONTENTS 82 2026 Proxy Statement

Construction Service Contract On July 1, 2022, Lucid LLC entered into a master services agreement and related agreements with Al Bawani Company Limited (“Al Bawani”) for certain design and construction services in connection with the development of AMP-2. PIF owns an approximately 33% interest in Al Bawani. The capital expenditures incurred to date under these agreements were SAR 2,147.8 million (approximately $572.7 million) as of December 31, 2025. Amounts due to Al Bawani under these agreements was SAR 306.0 million (approximately $81.6 million) as of December 31, 2025. Ayar Prepaid Forward Transactions In connection with the pricing of the 5.00% Convertible Senior Notes due in April 2030 (the "2030 Notes"), Ayar entered into a privately negotiated prepaid forward transaction on April 2, 2025 with a forward counterparty that is an affiliate of one of the initial purchasers of the 2030 Notes, pursuant to which Ayar will purchase approximately $430.0 million of the Company’s common stock with delivery expected to occur on or about the maturity date for the 2030 Notes, subject to the ability of the forward counterparty to elect to settle all or a portion of the prepaid forward transaction early. In connection with the pricing of the 7.00% Convertible Senior Notes due in November 2031 (the "2031 Notes"), Ayar entered into a privately negotiated prepaid forward transaction on November 11, 2025 with a forward counterparty that is an affiliate of one of the initial purchasers of the 2031 Notes, pursuant to which Ayar will purchase approximately $636.7 million of the Company’s common stock with delivery expected to occur on or about the maturity date for the 2031 Notes, subject to the ability of the forward counterparty to elect to settle all or a portion of the prepaid forward transaction early. The Company is not a party to the prepaid forward transactions. In connection with Ayar agreeing to enter into and fund the prepaid forward transactions, the Company has agreed to pay a periodic cash fee to Ayar, which shall initially accrue at a rate of 0.5% per annum on the amount of prepaid forward transactions and be recalculated to reflect any early settlement of the prepaid forward transactions. The periodic fee incurred associated with the prepaid forward transactions was $2.0 million for the year ended December 31, 2025, and we have paid $1.1 million of such fee as of December 31, 2025. April 2026 Subscription Agreement On April 14, 2026, we entered into a subscription agreement (the “April 2026 Subscription Agreement”) with Ayar, pursuant to which Ayar agreed to purchase 55,000 shares of our Series C Convertible Preferred Stock, par value $0.0001 per share (“Series C Convertible Preferred Stock”), for an aggregate purchase price of  $550.0 million in a private placement. We expect to issue the shares of Series C Convertible Preferred Stock to Ayar no later than April 28, 2026. Ayar agreed not to sell, transfer, pledge or otherwise dispose of any shares of Series C Convertible Preferred Stock or any shares of Common Stock issued pursuant to the terms thereof, for a period of 12 months after the date of the private placement. Sixth Amendment to Investor Rights Agreement On November 11, 2025, we entered into an amendment to the Investor Rights Agreement (the “Sixth IRA Amendment”). Pursuant to the Sixth IRA Amendment, Ayar is entitled to certain registration rights, including demand, piggy-back and shelf registration rights, with respect to the shares of Common Stock to be purchased in connection with the Ayar prepaid forward transactions. Seventh Amendment to Investor Rights Agreement Pursuant to the April 2026 Subscription Agreement, we agreed to enter into an amendment to the Investor Rights Agreement (the “Seventh IRA Amendment”). Pursuant to the Seventh IRA Amendment, Ayar will be entitled to certain registration rights, including demand, piggyback and shelf registration rights, with respect to the shares of Series C Convertible Preferred Stock purchased pursuant to the April 2026 Subscription Agreement and any shares of Common Stock issuable upon conversion thereof. Agreements with Aston Martin In June 2023, we entered into an agreement (the “Implementation Agreement”) with Aston Martin Lagonda Global Holdings plc (together with its subsidiaries, “Aston Martin”), under which we and Aston Martin have established a long-term strategic technology and supply arrangement. Pursuant to the terms of the Implementation Agreement, we entered into integration and supply arrangements with Aston Martin under which we will provide Aston Martin access to our powertrain, battery system, and software technologies, work with Aston Martin to integrate our powertrain and battery components with Aston TABLE OF CONTENTS 2026 Proxy Statement 83

Martin’s battery electric vehicle chassis, and supply powertrain and battery components to Aston Martin (collectively, the “Strategic Technology Arrangement”). PIF owns an approximately 14% interest in Aston Martin. In connection with the Strategic Technology Arrangement, no integration service fees was received in 2025, and we recorded accounts receivable of $2.8 million as of December 31, 2025. We expect to receive the remaining cash payments of  $99 million in technology access fees, along with an additional $4.2 million in integration service fees. Aston Martin has also committed to an effective minimum spend with us on powertrain components of  $225 million. Saudi Arabia Corporate Office Lease In July 2023, the Company entered into a lease agreement with King Abdullah Financial District Development and Management Company, a wholly-owned subsidiary of PIF, for its corporate office in Saudi Arabia. The lease has an initial term of six years expiring in fiscal year 2029. We expect to make payments under the agreement in the aggregate amount of approximately SAR 7.6 million (approximately $2.0 million) (exclusive of VAT and service charges). We made no payment under the agreement, exclusive of VAT and service charges, during the year ended December 31, 2025. EV Purchase Agreement In August 2023, Lucid LLC entered into an EV purchase agreement with the Government of Saudi Arabia, as represented by the Ministry of Finance (the “EV Purchase Agreement”). The EV Purchase Agreement supersedes the Letter of Undertaking that Lucid LLC entered into in April 2022. Pursuant to the terms of the EV Purchase Agreement, the Government of Saudi Arabia and its entities and corporate subsidiaries and other beneficiaries (collectively, the “Purchaser”) may purchase up to 100,000 vehicles, with a minimum purchase quantity of 50,000 vehicles and an option to purchase up to an additional 50,000 vehicles during a ten-year period. Under the EV Purchase Agreement, the Purchaser may reduce the minimum vehicle purchase quantity by the number of vehicles set out in any purchase order not accepted by us or by the number of vehicles that Lucid LLC fails to deliver within six months from the date of the applicable purchase order. The Purchaser also has absolute discretion to decide whether to exercise the option to purchase the additional 50,000 vehicles. The Company recognized net vehicle sales amount of SAR 540.2 million (approximately $144.0 million) during the year ended December 31, 2025. DDTL Credit Facility In August 2024, the Company entered into a credit agreement providing for an unsecured delayed draw term loan credit facility (the "DDTL Credit Facility") with Ayar, that may be used for working capital and general corporate purposes. The DDTL Credit Facility provides for a delayed draw term loan credit facility in an aggregate principal amount of $750.0 million and has a stated maturity date of August 4, 2029. Borrowings under the DDTL Credit Facility bear interest at the applicable interest rates specified in the credit agreement governing the DDTL Credit Facility. In November 2025, the Company increased the aggregate principal amount of the DDTL Credit Facility from $750.0 million to $1.98 billion. The Company is required to pay a quarterly undrawn fee of 0.50% per annum based on the unutilized portion of the DDTL Credit Facility. As of December 31, 2025, the Company had no outstanding borrowings under the DDTL Credit Facility. Commitment fee and amortization of the deferred issuance costs were $6.4 million for the year ended December 31, 2025. We paid commitment fee of $3.8 million for the year ended December 31, 2025. On April 1, 2026, we borrowed $500.0 million under the DDTL Credit Facility. On April 14, 2026, the Company entered into an Amendment No. 2 to Credit Agreement (the “DDTL Amendment”), pursuant to which the aggregate undrawn delayed draw term commitments were increased by $500 million, such that, after giving effect to such increase, the sum of outstanding delayed draw term loans and aggregate undrawn delayed draw term commitments was increased to approximately $2.5 billion. The DDTL Amendment, among other things, also eliminated the minimum liquidity covenant and removed the requirement that the Company fully utilize the borrowing availability under the ABL Credit Agreement (as defined therein) prior to making borrowings under the DDTL Credit Facility. Uber Vehicle Production Agreement On July 16, 2025, we entered into a Vehicle Production Agreement (“First VPA”) with Uber Technologies, Inc. (“Uber”), under which Uber and its designated fleet operators have agreed to purchase a minimum commitment of 20,000 Lucid Gravity vehicles that have been modified to include certain autonomous driving hardware and other features (the “Lucid Gravity Plus vehicles”) over a six-year period following the start of production. Uber and Lucid will collaborate with Nuro, Inc., as the TABLE OF CONTENTS 84 2026 Proxy Statement

provider of autonomous driving software, to develop and deploy a fleet of autonomous vehicles to be used as robotaxis on the Uber platform. Uber Second Vehicle Production Agreement On April 14, 2026, we entered into a Second Vehicle Production Agreement (the “Second VPA”) with Uber, under which Uber and its designated fleet operators have agreed to purchase a minimum commitment of 25,000 Lucid Midsize vehicles (the “Second VPA Minimum Quantity Guarantee”) for use as robotaxis that have been modified to include certain autonomous driving hardware and other features (the “Lucid Midsize Plus vehicles”) over a six-year period following the start of production. Start of production of Lucid Midsize Plus vehicles is targeted to occur in late 2028. Pursuant to the offset provisions under the First VPA, the Second VPA Minimum Quantity Guarantee increased the aggregate number of Lucid Gravity Plus and Lucid Midsize Plus vehicles Uber is committed to purchase to at least 35,000 units. 2026 Uber Subscription Agreement On April 14, 2026, we entered into a subscription agreement with a subsidiary of Uber, SMB Holding Corporation (“SMB”), under which we agreed to issue and SMB agreed to purchase $200.0 million of our Common Stock in a private placement (the “2026 Uber Private Placement”). SMB agreed not to sell, transfer, pledge or otherwise dispose of any shares of Common Stock issued in the 2026 Uber Private Placement, for a period of 18 months after the date of such private placement. SMB is entitled to certain registration rights, including piggyback and shelf registration rights, with respect to the shares of Common Stock issued in the 2026 Uber Private Placement. Executive Officer and Director Compensation Arrangements See “Executive Compensation” and “Director Compensation” for information regarding compensation arrangements with our executive officers and directors, respectively, which include, among other things, employment, termination of employment and change in control arrangements, stock awards, stock options and certain other benefits. Director and Executive Officer Indemnification Our certificate of incorporation provides for indemnification for directors and certain officers to the fullest extent permitted by law. We entered into indemnification agreements with each director and executive officer and certain other officers. Such agreements provide among other things, our officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted by law, including to the extent they serve at our request as directors, officers, employees or other agents of any other affiliated entity, to the fullest extent permitted by law. POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS Our Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means: ■ any person who is, or at any time during the applicable period was, one of our executive officers or directors; ■ any person who is known by us to be the beneficial owner of more than 5% of our voting stock; ■ any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, step-parent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and ■ any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest. We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any actual or potential conflicts of interest that TABLE OF CONTENTS 2026 Proxy Statement 85 may exist from time to time. Specifically, pursuant to our Audit Committee charter, our Audit Committee has the responsibility to review related person transactions. Our Audit Committee has also established standing pre-approvals for certain classes of related party transactions, such as sales of our vehicles, parts, services, merchandise, and other Lucid products and services purchased by related persons at market prices. DELINQUENT SECTION 16(A) REPORTS SEC regulations require us to identify in this Proxy Statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms filed with the SEC and written representations from our executive officers and directors, we believe that during the fiscal year ended December 31, 2025, all Section 16(a) filing requirements were satisfied on a timely basis, except for one Form 4 that was filed on December 15, 2025, reporting one transaction for Ayar Third Investment Company relating to shares that were purchased under a prepaid forward transaction. Ayar Third Investment Company timely signed and authorized the Form 4 filing and the Form 4 filing was late due to a clerical error. TABLE OF CONTENTS 86 2026 Proxy Statement

Householding of Proxy Materials; Availability of Annual Report The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Proxy Availability Notice or other proxy materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Availability Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. This year, a number of brokers with account holders who are our stockholders will be “householding” our proxy materials. A Proxy Availability Notice or proxy materials will be delivered in a single envelope to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Availability Notice or proxy materials, please notify your broker, bank or other institution where you hold your shares. Stockholders who currently receive multiple copies of the Proxy Availability Notice or proxy materials at their address and would like to request householding of their communications should contact their broker, bank or other institution where they hold their shares. In addition, we will promptly deliver, upon written or oral request to Lucid Investor Relations at 7373 Gateway Boulevard, Newark, CA 94560, by email: investor@lucidmotors.com, or by telephone: (510) 648-3553, a separate copy of the Proxy Availability Notice or proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. A copy of our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 24, 2026, is available without charge upon written request to Investor Relations, Lucid Group, Inc., 7373 Gateway Boulevard, Newark, CA 94560 or by accessing a copy on our website at ir.lucidmotors.com/financials/sec-filings in the Investors section under “SEC Filings.” Information on or accessible through our website is not incorporated by reference in this Proxy Statement. Other Matters The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment. TABLE OF CONTENTS 2026 Proxy Statement 87

Annex A LUCID GROUP, INC. AMENDED AND RESTATED 2021 STOCK INCENTIVE PLAN TABLE OF CONTENTS 2026 Proxy Statement

Table of Contents SECTION 1. ESTABLISHMENT AND PURPOSE A-1 SECTION 2. DEFINITIONS A-1 SECTION 3. ADMINISTRATION A-4 (a) Committee Composition A-4 (b) Committee Appointment A-5 (c) Committee Responsibilities A-5 SECTION 4. ELIGIBILITY A-6 (a) General Rule A-6 (b) Ten-Percent Stockholders A-6 (c) Attribution Rules A-6 (d) Outstanding Stock A-6 SECTION 5. STOCK SUBJECT TO PLAN; DIRECTOR COMPENSATION LIMIT A-6 (a) Basic Limitation A-6 (b) Additional Shares A-7 (c) Substitution and Assumption of Awards A-7 (d) Outside Director Compensation Limit A-7 (e) No Repricing A-7 (f) Prohibition on Dividends on Unvested Awards A-7 SECTION 6. RESTRICTED SHARES A-7 (a) Restricted Share Award Agreement A-7 (b) Payment for Awards A-7 (c) Vesting A-8 (d) Voting and Dividend Rights A-8 (e) Restrictions on Transfer of Shares A-8 SECTION 7. TERMS AND CONDITIONS OF OPTIONS A-8 (a) Option Award Agreement A-8 (b) Number of Shares A-8 (c) Exercise Price A-8 (d) Withholding Taxes A-8 (e) Exercisability and Term A-8 (f) Exercise of Options A-9 (g) No Rights as a Stockholder A-9 (h) Modification, Extension and Renewal of Options A-9 (i) Restrictions on Transfer of Shares A-9 (j) Buyout Provisions A-9 (k) No Dividend Equivalents on Options A-9 Page TABLE OF CONTENTS 2026 Proxy Statement A-i

SECTION 8. PAYMENT FOR SHARES A-9 (a) General Rule A-9 (b) Surrender of Stock A-9 (c) Services Rendered A-9 (d) Cashless Exercise A-9 (e) Exercise/Pledge A-10 (f) Net Exercise A-10 (g) Promissory Note A-10 (h) Other Forms of Payment A-10 (i) Limitations under Applicable Law A-10 SECTION 9. STOCK APPRECIATION RIGHTS A-10 (a) SAR Award Agreement A-10 (b) Number of Shares A-10 (c) Exercise Price A-10 (d) Exercisability and Term A-10 (e) Exercise of SARs A-10 (f) Modification, Extension or Assumption of SARs A-10 (g) Buyout Provisions A-11 (h) No Dividend Equivalents on SARs A-11 SECTION 10. RESTRICTED STOCK UNITS A-11 (a) Restricted Stock Unit Award Agreement A-11 (b) Payment for Awards A-11 (c) Vesting Conditions A-11 (d) Voting and Dividend Rights A-11 (e) Form and Time of Settlement of Restricted Stock Units A-11 (f) Death of Participant A-11 (g) Creditors’ Rights A-12 SECTION 11. CASH-BASED AWARDS A-12 SECTION 12. STOCK PURCHASE RIGHTS A-12 SECTION 13. ADJUSTMENT OF SHARES A-12 (a) Adjustments A-12 (b) Dissolution or Liquidation A-12 (c) Merger or Reorganization A-12 (d) Change in Control A-13 (e) Reservation of Rights A-13 SECTION 14. DEFERRAL OF AWARDS A-14 (a) Committee Powers A-14 (b) General Rules A-14 Page TABLE OF CONTENTS A-ii 2026 Proxy Statement

SECTION 15. AWARDS UNDER OTHER PLANS A-14 SECTION 16. PAYMENT OF DIRECTOR’S FEES IN SECURITIES A-14 (a) Effective Date A-14 (b) Elections to Receive NSOs, SARs, Restricted Shares, or Restricted Stock Units A-14 (c) Number and Terms of NSOs, SARs, Restricted Shares or Restricted Stock Units A-14 SECTION 17. LEGAL AND REGULATORY REQUIREMENTS A-14 SECTION 18. TAXES A-15 (a) Withholding Taxes A-15 (b) Share Withholding A-15 (c) Section 409A A-15 SECTION 19. TRANSFERABILITY A-15 SECTION 20. PERFORMANCE BASED AWARDS A-15 SECTION 21. FORFEITURE, CANCELLATION OR RECOUPMENT OF AWARDS A-15 SECTION 22. NO EMPLOYMENT RIGHTS A-16 SECTION 23. DURATION AND AMENDMENTS A-16 (a) Term of the Plan A-16 (b) Right to Amend the Plan A-16 (c) Effect of Termination A-16 SECTION 24. AWARDS TO NON-U.S. PARTICIPANTS. A-16 SECTION 25. GOVERNING LAW A-16 SECTION 26. SUCCESSORS AND ASSIGNS A-16 SECTION 27. EXECUTION A-17 Page TABLE OF CONTENTS 2026 Proxy Statement A-iii

Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan SECTION 1. ESTABLISHMENT AND PURPOSE. The Plan was initially adopted by the Board on February 22, 2021. The Plan was amended on June 21, 2021, amended and restated on April 27, 2022, amended and restated on March 2, 2023, amended and restated on April 22, 2024, amended and restated on April 22, 2025 and is hereby further amended and restated effective as of April 21, 2026. Unless otherwise specifically provided in the Plan, the Plan shall be effective as of the Effective Date. The Plan’s purpose is to enhance the Company’s ability to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to the Company and its Subsidiaries and Affiliates by providing these individuals with equity ownership and other incentive opportunities. The Plan is intended as the successor to and continuation of the 2021 Plan. Following the Effective Date, no additional stock awards may be granted under the 2021 Plan, 2014 Plan or 2009 Plan. From and after the Effective Date, all outstanding stock awards granted under the 2021 Plan, 2014 Plan and 2009 Plan will remain subject to the terms of the 2021 Plan, 2014 Plan or 2009 Plan, as applicable; provided, however, that any Shares subject to stock awards granted under the 2021 Plan, 2014 Plan or 2009 Plan outstanding as of the Effective Date that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited, cancelled or otherwise returned to the Company because of the failure to meet a contingency or condition required to vest such shares; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award or to satisfy the purchase price or exercise price of a stock award (the “Returning Shares”) will immediately be added to the Shares available for issuance under this Plan (as further described in Section 5(a) below) as and when such shares become Returning Shares, and become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date will be subject to the terms of this Plan. SECTION 2. DEFINITIONS. (a) “2009 Plan” means the 2009 Share Plan of Atieva, Inc., as amended. (b) “2014 Plan” means the 2014 Share Plan of Atieva, Inc., as amended. (c) “2021 Plan” means the Atieva, Inc. 2021 Stock Incentive Plan, as amended. (d) “Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity. (e) “Award” means any award of an Option, a SAR, a Restricted Share, a Restricted Stock Unit, a Cash-Based Award or a Stock Purchase Right under the Plan. (f) “Award Agreement” means the agreement between the Company and the recipient of an Award which contains the terms, conditions and restrictions pertaining to such Award. (g) “Board of Directors” or “Board” means the Board of Directors of the Company, as constituted from time to time. (h) “Cash-Based Award” means an Award that entitles the Participant to receive a cash-denominated payment. (i) “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and the Company applicable to an Award, any of the following: (i) Participant’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) Participant’s conviction of a felony, any crime involving moral turpitude or a misdemeanor where imprisonment is imposed, (iv) Participant’s gross incompetence in performing his or her duties to the Company or any of its Subsidiaries or Affiliates, (v) Participant’s material failure to comply with applicable laws or governmental regulations related to or in the course of Participant’s employment with or providing services to the Company or any of its Subsidiaries or Affiliates, (vi) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (vii) TABLE OF CONTENTS 2026 Proxy Statement A-1

Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 5(d) below, and the term “Company” will be interpreted to include any Subsidiary, Parent or Affiliate, as appropriate. (j) “Change in Control” means the occurrence of any of the following events: (i) A change in the composition of the Board occurs, as a result of which fewer than one-half of the incumbent directors are directors who either: (A) Had been directors of the Company on the “look-back date” (as defined below) (the “original directors”); or (B) Were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved (the “continuing directors”); provided, however, that for this purpose, the “original directors” and “continuing directors” shall not include any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; (ii) Any “person” (as defined below) who by the acquisition or aggregation of securities, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors (the “Base Capital Stock”); except that any change in the relative beneficial ownership of the Company’s securities by any person resulting solely from a reduction in the aggregate number of outstanding Shares of Base Capital Stock, and any decrease thereafter in such person’s ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person’s beneficial ownership of any securities of the Company; (iii) The consummation of a merger or consolidation of the Company or a Subsidiary of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the Company (or its successor) and (B) any direct or indirect parent corporation of the Company (or its successor); or (iv) The sale, transfer, or other disposition of all or substantially all of the Company’s assets. For purposes of subsection (j)(i) above, the term “look-back” date means the later of  (1) the Effective Date and (2) the date that is 24 months prior to the date of the event that may constitute a Change in Control. For purposes of subsection (j)(ii) above, the term “person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act, but shall exclude (1) a trustee or other fiduciary holding securities under an employee benefit plan maintained by the Company or a Parent or Subsidiary and (2) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Stock. Any other provision of this Section 2(j) notwithstanding, a transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction, and a Change in Control shall not be deemed to occur if the Company files a registration statement with the United States Securities and Exchange Commission in connection with an initial or secondary public offering of securities or debt of the Company to the public. (k) “Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. TABLE OF CONTENTS A-2 2026 Proxy Statement

(l) “Committee” means the Compensation and Human Capital Committee as designated by the Board, which is authorized to administer the Plan, as described in Section 3 hereof. (m) “Company” means Lucid Group, Inc., a Delaware corporation, or any successor thereto. (n) “Consultant” means a natural person who is a consultant or advisor and who provides bona fide services to the Company, a Parent, a Subsidiary, or an Affiliate as an independent contractor (not including service as a member of the Board) or a member of the Board of a Parent or a Subsidiary, in each case who is not an Employee, provided that such bona fide services shall not be in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. (o) “Disability” means any permanent and total disability as defined by Section 22(e)(3) of the Code. (p) “Effective Date” means the original effective date of this Plan, which was July 23, 2021, the date of the closing of the transactions contemplated by the Agreement and Plan of Merger by and among Churchill Capital Corp IV, a Delaware corporation (the “SPAC”), a new wholly-owned subsidiary of the SPAC and the Company, dated as of February 22, 2021 (the “Merger Agreement”). (q) “Employee” means any individual who is a common-law employee of the Company, a Parent, a Subsidiary, or an Affiliate. (r) “ESPP Addendum” means the Lucid Group, Inc. Amended and Restated 2021 Employee Stock Purchase Plan attached to this Plan as Exhibit A. (s) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. (t) “Exercise Price” means, in the case of an Option, the amount for which one Share may be purchased upon exercise of such Option, as specified in the applicable Option Award Agreement. “Exercise Price” means, in the case of a SAR, an amount, as specified in the applicable SAR Award Agreement, which is subtracted from the Fair Market Value of one Share in determining the amount payable upon exercise of such SAR. (u) “Fair Market Value” with respect to a Share, means the market price of one Share, determined by the Committee as follows: (i) If the Stock was traded over-the-counter on the date in question, then the Fair Market Value shall be equal to the last transaction price quoted for such date by the OTC Bulletin Board or, if not so quoted, shall be equal to the mean between the last reported representative bid and asked prices quoted for such date by the principal automated inter-dealer quotation system on which the Stock is quoted or, if the Stock is not quoted on any such system, by the Pink Quote system; (ii) If the Stock was traded on any established stock exchange (such as the New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market) or national market system on the date in question, then the Fair Market Value shall be equal to the closing price reported for such date by the applicable exchange or system; or (iii) If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate. In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons. (v) “ISO” means an employee incentive stock option described in Section 422 of the Code. (w) “Nonstatutory Option” or “NSO” means an employee stock option that is not an ISO or a Stock Purchase Right. (x) “Option” means an ISO or NSO granted under the Plan and entitling the holder to purchase Shares. (y) “Outside Director” means a member of the Board who is not a common-law employee of, or paid consultant to, the Company, a Parent or a Subsidiary. TABLE OF CONTENTS 2026 Proxy Statement A-3

(z) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be a Parent commencing as of such date. (aa) “Participant” means a person who holds an Award. (bb) “Plan” means this Amended and Restated 2021 Stock Incentive Plan of Lucid Group, Inc., as amended from time to time. (cc) “Purchase Price” means the consideration for which one Share may be acquired under the Plan (other than upon (i) exercise of an Option or (ii) exercise of any Stock Purchase Right under the ESPP Addendum), as specified by the Committee. (dd) “Restatement Date” means the date of the Company’s 2022 Annual Meeting of Stockholders, “Second Restatement Date” means the date of the Company’s 2023 Annual Meeting of Stockholders, “Third Restatement Date” means the date of the Company’s 2024 Annual Meeting of Stockholders, “Fourth Restatement Date” means the date of the Company’s 2025 Annual Meeting of Stockholders, and “Fifth Restatement Date” means the date of the Company’s 2026 Annual Meeting of Stockholders. (ee) “Restricted Share” means a Share awarded under the Plan. (ff) “Restricted Stock Unit” means a bookkeeping entry representing the Company’s obligation to deliver one Share (or distribute cash) on a future date in accordance with the provisions of a Restricted Stock Unit Award Agreement. (gg) “SAR” means a stock appreciation right granted under the Plan. (hh) “Section 409A” means Section 409A of the Code and any regulations or guidance promulgated thereunder. (ii) “Securities Act” means the United States Securities Act of 1933, as amended, the rules and regulations promulgated thereunder. (jj) “Service” means service as an Employee, Consultant or Outside Director, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. Service does not terminate when an Employee goes on a bona fide leave of absence that was approved by the Company in writing, if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to ISO status, an Employee’s employment will be treated as terminating three months after such Employee went on leave, unless such Employee’s right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. The Company determines which leaves of absence count toward Service, and when Service terminates for all purposes under the Plan. (kk) “Share” means one Share of Stock, as adjusted in accordance with Section 13 (if applicable). (ll) “Stock” means the common stock of the Company, par value $0.0001. (mm) “Stock Purchase Right” means an option to purchase Shares granted pursuant to the ESPP Addendum. (nn) “Subsidiary” means any corporation, if the Company owns and/or one or more other Subsidiaries own not less than 50% of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date. The determination of whether an entity is a “Subsidiary” shall be made in accordance with Section 424(f) of the code. SECTION 3. ADMINISTRATION. (a) Committee Composition. The Plan shall be administered by a Committee appointed by the Board, or by the Board acting as the Committee. The Committee shall consist of two or more directors of the Company. In addition, to the extent required by the Board, the composition of the Committee shall satisfy such requirements of the New York Stock Exchange (“NYSE”) or the Nasdaq Stock Market (“Nasdaq”), as applicable, and as the Securities and Exchange Commission may TABLE OF CONTENTS A-4 2026 Proxy Statement

establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act. (b) Committee Appointment. The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not satisfy the requirements of Section 3(a), who may administer the Plan, grant Awards under the Plan and determine all terms of such grants, in each case with respect to all Employees, Consultants and Outside Directors (except such as may be on such committee), provided that such committee or committees may perform these functions only with respect to Employees who are not considered officers or directors of the Company under Section 16 of the Exchange Act. Within the limitations of the preceding sentence, any reference in the Plan to the Committee shall include such committee or committees appointed pursuant to the preceding sentence. To the extent permitted by applicable laws, the Board or Committee may also authorize one or more officers of the Company to designate Employees, other than officers under Section 16 of the Exchange Act, to receive Awards and/or to determine the number of such Awards to be received by such persons; provided, however, that the Board or Committee shall specify the total number of Awards that such officers may so award. (c) Committee Responsibilities. Subject to the provisions of the Plan, the Committee shall have full authority and discretion to take the following actions: (i) To interpret the Plan and to apply its provisions; (ii) To adopt, amend, or rescind rules, procedures, and forms relating to the Plan; (iii) To adopt, amend, or terminate (A) the ESPP Addendum and (B) any sub-plans established for the purpose of satisfying applicable foreign laws including qualifying for preferred tax treatment under applicable foreign tax laws; (iv) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan; (v) To determine when Awards are to be granted under the Plan; (vi) To select the Participants to whom Awards are to be granted; (vii) To determine the type of Award and number of Shares or amount of cash to be made subject to each Award; (viii) To prescribe the terms and conditions of each Award, including (without limitation) the Exercise Price and Purchase Price of any Award, and the vesting or duration of the Award (including accelerating the vesting of Awards, either at the time of the Award or thereafter, without the consent of the Participant), to determine whether an Option is to be classified as an ISO or as an NSO, to specify the provisions of the agreement relating to such Award and to determine and establish the terms and conditions of any Stock Purchase Right granted pursuant to the ESPP Addendum; (ix) To amend any outstanding Award Agreement, subject to applicable legal restrictions and to the consent of the Participant if the Participant’s rights or obligations would be materially impaired; (x) To prescribe the consideration for the grant of each Award or other right under the Plan and to determine the sufficiency of such consideration; (xi) To determine the disposition of each Award or other right under the Plan in the event of a Participant’s divorce or dissolution of marriage; (xii) To determine whether Awards under the Plan will be granted in replacement of other grants under an incentive or other compensation plan of an acquired business; (xiii) To correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement; (xiv) To establish or verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting, and/or ability to retain any Award; TABLE OF CONTENTS 2026 Proxy Statement A-5

(xv) to administer the ESPP Addendum and exercise such authority and take such actions as set forth in the ESPP Addendum; and (xvi) To take any other actions deemed necessary or advisable for the administration of the Plan. Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of Awards under the Plan to persons subject to Section 16 of the Exchange Act. All decisions, interpretations and other actions of the Committee shall be final and binding on all Participants and all persons deriving their rights from a Participant. Consistent with Article VIII of the Company’s Third Amended and Restated Certificate of Incorporation (or any successor provision), and to the fullest extent permitted by applicable law (as it now exists and as it may hereafter be amended), no member of the Committee shall be liable for any action that he has taken or has failed to take in good faith with respect to the Plan or any Award under the Plan. SECTION 4. ELIGIBILITY. (a) General Rule. Only Employees, Consultants and Outside Directors shall be eligible for the grant of Awards. Only common- law employees of the Company, a Parent, or a Subsidiary shall be eligible for the grant of ISOs and Stock Purchase Rights. (b) Ten-Percent Stockholders. An Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, a Parent or Subsidiary shall not be eligible for the grant of an ISO unless such grant satisfies the requirements of Section 422(c)(5) of the Code. (c) Attribution Rules. For purposes of Section 4(b) above, in determining stock ownership, an Employee shall be deemed to own the stock owned, directly or indirectly, by or for such Employee’s brothers, sisters, spouse, ancestors, and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust shall be deemed to be owned proportionately by or for its stockholders, partners, or beneficiaries. (d) Outstanding Stock. For purposes of Section 4(b) above, “outstanding stock” shall include all stock actually issued and outstanding immediately after the grant. “Outstanding stock” shall not include Shares authorized for issuance under outstanding options held by the Employee or by any other person. SECTION 5. STOCK SUBJECT TO PLAN; DIRECTOR COMPENSATION LIMIT. (a) Basic Limitation. Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. As of the Fifth Restatement Date, the maximum aggregate number of Shares authorized for issuance as Awards under the Plan on or after the Effective Date shall not exceed the sum of  (x) 61,366,924 Shares (consisting of the following amounts, as equitably adjusted to reflect the reverse stock split at a ratio of one-for-ten of the Company’s Stock effected on August 29, 2025 with respect to increases approved by the Board prior to August 29, 2025: (i) 23,500,000 Shares approved by the Board on April 21, 2026; (ii) 18,400,000 Shares approved by the Board on April 22, 2025, (iii) 11,900,000 Shares approved by the Board on April 22, 2024, (iv) 3,916,657 Shares approved by the Board on March 2, 2023, (v) 1,500,000 Shares approved by the Board on April 27, 2022, (vi) 1,250,000 Shares initially authorized for issuance under the Plan as of the Effective Date and (vii) an additional 900,267 Shares initially authorized under the Plan as of the Effective Date which represents the number of Shares equal to the number of unallocated shares of stock of Atieva, Inc. remaining available for issuance under the 2021 Plan, 2014 Plan and 2009 Plan as of the Effective Date (as adjusted by the conversion ratio pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated by the Merger Agreement)), plus (y) the Returning Shares, if any, which become available for grant under this Plan from time to time on or after the Effective Date. Notwithstanding the foregoing, the number of Shares that may be delivered in the aggregate pursuant to the exercise of ISOs granted under the Plan on or after the Effective Date shall not exceed 61,336,924 Shares (on a reverse stock split-adjusted basis) plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan pursuant to Section 5(c). In addition, notwithstanding the foregoing, the number of Shares that may be delivered in the aggregate pursuant to the exercise of Stock Purchase Rights granted under the Plan and the ESPP Addendum on or after the Effective Date shall not exceed 61,366,924 Shares. The limitations of this Section 5(a) shall be subject to adjustment pursuant to Section 13. The number of Shares that are subject to Awards outstanding at any time under the Plan shall not exceed the number of Shares which then remain available for TABLE OF CONTENTS A-6 2026 Proxy Statement issuance under the Plan. The Company shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. (b) Additional Shares. If Restricted Shares or Shares issued upon the exercise of options are forfeited, then such Shares shall again become available for Awards under the Plan. If Restricted Stock Units, Options, SARs or Stock Purchase Rights are forfeited or terminate for any reason before being exercised or settled, or an Award is settled in cash without the delivery of Shares to the holder, then the corresponding Shares shall again become available for Awards under the Plan. If Restricted Stock Units or SARs are settled, then only the number of Shares (if any) actually issued in settlement of such Restricted Stock Units or SARs shall reduce the number available in Section 5(a) and the balance (including any Shares withheld to satisfy tax withholding obligations) shall again become available for Awards under the Plan. Any Shares withheld to satisfy the Exercise Price or tax withholding obligation pursuant to any Award of Options or SARs shall be added back to the Shares available for Awards under the Plan. Notwithstanding the foregoing provisions of this Section 5(b), Shares that have actually been issued shall not again become available for Awards under the Plan, except for Shares that are forfeited and do not become vested. (c) Substitution and Assumption of Awards. The Committee may make Awards under the Plan by assumption, substitution, or replacement of stock options, stock appreciation rights, restricted stock units, or similar awards granted by another entity (including a Parent or Subsidiary), if such assumption, substitution, or replacement is in connection with an asset acquisition, stock acquisition, merger, consolidation, or similar transaction involving the Company (and/or its Parent or Subsidiary) and such other entity (and/or its affiliate). The terms of such assumed, substituted, or replaced Awards shall be as the Committee, in its discretion, determines is appropriate, notwithstanding limitations on Awards in the Plan. Any such substitute or assumed Awards shall not count against the Share limitation set forth in Section 5(a) (nor shall Shares subject to such Awards be added to the Shares available for Awards under the Plan as provided in Section 5(b) above), except that Shares acquired by exercise of substitute ISOs will count against the maximum number of Shares that may be issued pursuant to the exercise of ISOs under the Plan. (d) Outside Director Compensation Limit. The maximum number of Shares subject to Awards granted under the Plan or otherwise during any one calendar year to any Outside Director, taken together with any cash fees paid by the Company to such Outside Director during such calendar year for service on the Board (excluding any arrangements entered into prior to the Effective Date), will not exceed seven-hundred and fifty thousand dollars ($750,000) in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes, or, with respect to the calendar year in which an Outside Director is first appointed or elected to the Board, one-million dollars ($1,000,000)). (e) No Repricing. Notwithstanding any other provision of the Plan to the contrary, except in connection with a corporate transaction involving the Company (including, without limitation, a Change in Control and any transaction or event described in Section 13), the Committee may not, without stockholder approval, (X) effect any re-pricing or buyout of any “underwater” Option or SAR, including by: (i) amending or modifying the terms of the Option or SAR to lower the exercise price; (ii) cancelling the underwater Option or SAR and granting in exchange therefor either (A) replacement Options or SARs having a lower exercise price or (B) Restricted Shares or Restricted Stock Units; or (iii) cancelling or repurchasing the underwater Options or SARs for cash or other securities or (Y) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal securities market on which Stock is traded. Any amendment or repeal of this Section 5(e) shall require the approval of the stockholders of the Company. (f) Prohibition on Dividends on Unvested Awards. Dividends or dividend equivalents may be credited on behalf of a Participant with respect to the unvested portion of an Award, in accordance with the other terms of the Plan (and applicable Award Agreement). However, for the avoidance of doubt, in no event shall any dividends or dividend equivalents credited with respect to the unvested portion of an Award be distributed to the Participant unless or until such unvested portion of the Award has been earned (if applicable) and has vested. SECTION 6. RESTRICTED SHARES. (a) Restricted Share Award Agreement. Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Share Award Agreement between the Participant and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Award Agreements entered into under the Plan need not be identical. (b) Payment for Awards. Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, full-recourse promissory notes, past services, and future services. TABLE OF CONTENTS 2026 Proxy Statement A-7

(c) Vesting. Each Award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Award Agreement. A Restricted Share Award Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or retirement or other events. (d) Voting and Dividend Rights. A holder of Restricted Shares awarded under the Plan shall have the same voting, dividend, and other rights as the Company’s other stockholders, except that in the case of any unvested Restricted Shares, the holder shall not be entitled to any dividends or other distributions paid or distributed by the Company in respect of outstanding Shares. Notwithstanding the foregoing, at the Committee’s discretion, the holder of unvested Restricted Shares may be credited with such dividends and other distributions, provided that such dividends and other distributions shall be paid or distributed to the holder only if, when and to the extent such unvested Restricted Shares vest. The value of dividends and other distributions payable or distributable with respect to any unvested Restricted Shares that do not vest shall be forfeited. At the Committee’s discretion, the Restricted Share Award Agreement may require that the holder of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions as the Award with respect which the dividend was paid. For the avoidance of doubt, other than with respect to the right to receive dividends and other distributions, the holders of unvested Restricted Shares shall have the same voting rights and other rights as the Company’s other stockholders in respect of such unvested Restricted Shares. (e) Restrictions on Transfer of Shares. Restricted Shares shall be subject to such rights of repurchase, rights of first refusal, or other restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Restricted Share Award Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares. SECTION 7. TERMS AND CONDITIONS OF OPTIONS. (a) Option Award Agreement. Each grant of an Option under the Plan shall be evidenced by an Option Award Agreement between the Participant and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in an Option Award Agreement. The Option Award Agreement shall specify whether the Option is an ISO or an NSO. The provisions of the various Option Award Agreements entered into under the Plan need not be identical. (b) Number of Shares. Each Option Award Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 13. (c) Exercise Price. Each Option Award Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the date of grant, and the Exercise Price of an NSO shall not be less than 100% of the Fair Market Value of a Share on the date of grant. Notwithstanding the foregoing, Options may be granted with an Exercise Price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. Subject to the foregoing in this Section 7(c), the Exercise Price under any Option shall be determined by the Committee in its sole discretion. The Exercise Price shall be payable in one of the forms described in Section 8. (d) Withholding Taxes. As a condition to the exercise of an Option, the Participant shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Participant shall also make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option. (e) Exercisability and Term. Each Option Award Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Option Award Agreement shall also specify the term of the Option; provided that the term of an ISO shall in no event exceed 10 years from the date of grant (five years for ISOs granted to Employees described in Section 4(b)). An Option Award Agreement may provide for accelerated exercisability in the event of the Participant’s death, Disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Participant’s Service. Options may be awarded in combination with SARs, and such an Award may provide that the Options will not be exercisable unless the related SARs are forfeited. Subject to the foregoing in this Section 7(e), the Committee in its sole discretion shall determine when all or any installment of an Option is to become exercisable and when an Option is to expire. TABLE OF CONTENTS A-8 2026 Proxy Statement

(f) Exercise of Options. Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant’s Service with the Company and its Subsidiaries, and the right to exercise the Option of any executors or administrators of the Participant’s estate or any person who has acquired such Option(s) directly from the Participant by bequest or inheritance. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service. (g) No Rights as a Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by his Option until the date of the issuance of a share certificate for such Shares. No adjustments shall be made, except as provided in Section 13. (h) Modification, Extension and Renewal of Options. Subject to Section 5(e), within the limitations of the Plan, the Committee may modify, extend, or renew outstanding options or may accept the cancellation of outstanding options (to the extent not previously exercised), whether or not granted hereunder, in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price, or in return for the grant of a different Award for the same or a different number of Shares or for cash. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Participant, materially impair his or her rights or obligations under such Option; provided, however, that an amendment or modification that may cause an ISO to become a NSO, and any amendment or modification that is required to comply with the rules applicable to ISOs, shall not be treated as materially impairing the rights or obligations of the Participant. (i) Restrictions on Transfer of Shares. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal, and other transfer restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Option Award Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares. (j) Buyout Provisions. Subject to Section 5(e), the Committee may at any time (i) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (ii) authorize a Participant to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish. (k) No Dividend Equivalents on Options. No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except pursuant to an adjustment or other action contemplated by Section 13). SECTION 8. PAYMENT FOR SHARES. (a) General Rule. The entire Exercise Price or Purchase Price of Shares issued under the Plan (other than Shares issued under the ESPP Addendum which shall be governed by the terms of the ESPP Addendum) shall be payable in lawful money of the United States of America at the time when such Shares are purchased, except as provided in Section 8(b) through Section 8(h) below. The payment for Shares issuable pursuant to the ESPP Addendum shall be subject to the terms and conditions as set forth in the ESPP Addendum. (b) Surrender of Stock. To the extent that an Option Award Agreement so provides, payment may be made all or in part by surrendering, or attesting to the ownership of, Shares which have already been owned by the Participant or his or her representative. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan. The Participant shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price of an Option if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes. (c) Services Rendered. At the discretion of the Committee, Shares may be awarded under the Plan in consideration of services rendered to the Company or a Subsidiary. If Shares are awarded without the payment of a Purchase Price in cash, the Committee shall make a determination (at the time of the Award) of the value of the services rendered by the Participant and the sufficiency of the consideration to meet the requirements of Section 6(b). (d) Cashless Exercise. To the extent that an Option Award Agreement so provides, if the Stock is traded on an established securities market, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price. TABLE OF CONTENTS 2026 Proxy Statement A-9

(e) Exercise/Pledge. To the extent that an Option Award Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker or lender to pledge Shares, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of the aggregate Exercise Price. (f) Net Exercise. To the extent that an Option Award Agreement so provides, by a “net exercise” arrangement pursuant to which the number of Shares issuable upon exercise of the Option shall be reduced by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate Exercise Price (plus tax withholdings, if applicable) and any remaining balance of the aggregate Exercise Price (and/or applicable tax withholdings) not satisfied by such reduction in the number of whole Shares to be issued shall be paid by the Participant in cash or any other form of payment permitted under the Option Award Agreement. (g) Promissory Note. To the extent that an Option Award Agreement or Restricted Share Award Agreement so provides, payment may be made all or in part by delivering (on a form prescribed by the Company) a full-recourse promissory note. (h) Other Forms of Payment. To the extent that an Option Award Agreement or Restricted Share Award Agreement so provides, payment may be made in any other form that is consistent with applicable laws, regulations, and rules. (i) Limitations under Applicable Law. Notwithstanding anything herein or in an Option Award Agreement or Restricted Share Award Agreement to the contrary, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion. SECTION 9. STOCK APPRECIATION RIGHTS. (a) SAR Award Agreement. Each grant of a SAR under the Plan shall be evidenced by a SAR Award Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Award Agreements entered into under the Plan need not be identical. (b) Number of Shares. Each SAR Award Agreement shall specify the number of Shares to which the SAR pertains and shall provide for the adjustment of such number in accordance with Section 13. (c) Exercise Price. Each SAR Award Agreement shall specify the Exercise Price. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value of a Share on the date of grant. Notwithstanding the foregoing, SARs may be granted with an Exercise Price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. Subject to the foregoing in this Section 9(c), the Exercise Price under any SAR shall be determined by the Committee in its sole discretion. (d) Exercisability and Term. Each SAR Award Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Award Agreement shall also specify the term of the SAR. A SAR Award Agreement may provide for accelerated exercisability in the event of the Participant’s death, Disability, retirement, or other events and may provide for expiration prior to the end of its term in the event of the termination of the Participant’s Service. SARs may be awarded in combination with Options, and such an Award may provide that the SARs will not be exercisable unless the related Options are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter. A SAR granted under the Plan may provide that it will be exercisable only in the event of a Change in Control. (e) Exercise of SARs. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after his or her death) shall receive from the Company (i) Shares, (ii) cash or (iii) a combination of Shares and cash, as the Committee shall determine. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price. (f) Modification, Extension or Assumption of SARs. Subject to Section 5(e), within the limitations of the Plan, the Committee may modify, extend, or assume outstanding SARs or may accept the cancellation of outstanding SARs (whether granted by the Company or by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price, or in return for the grant of a different Award for the same or a different TABLE OF CONTENTS A-10 2026 Proxy Statement number of Shares or cash. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the holder, materially impair his or her rights or obligations under such SAR. (g) Buyout Provisions. Subject to Section 5(e), the Committee may at any time (i) offer to buy out for a payment in cash or cash equivalents a SAR previously granted, or (ii) authorize a Participant to elect to cash out a SAR previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish. (h) No Dividend Equivalents on SARs. No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except pursuant to an adjustment or other action contemplated by Section 13). SECTION 10. RESTRICTED STOCK UNITS. (a) Restricted Stock Unit Award Agreement. Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Award Agreement between the Participant and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Award Agreements entered into under the Plan need not be identical. (b) Payment for Awards. To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Award recipients. (c) Vesting Conditions. Each Award of Restricted Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Award Agreement. A Restricted Stock Unit Award Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, retirement, or other events. (d) Voting and Dividend Rights. The holders of Restricted Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Restricted Stock Unit awarded under the Plan may, at the Committee’s discretion, carry with it a right to dividend equivalents. Such right, if awarded, entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Dividend equivalents may also be converted into additional Restricted Stock Units at the Committee’s discretion. Dividend equivalents shall not be distributed prior to settlement of the Restricted Stock Unit to which the dividend equivalents pertain. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions (including without limitation, any forfeiture conditions) as the Restricted Stock Units to which they attach. The value of dividend equivalents payable or distributable with respect to any unvested Restricted Stock Units that do not vest shall be forfeited. (e) Form and Time of Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units may be made in the form of  (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Committee. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. A Restricted Stock Unit Award Agreement may provide that vested Restricted Stock Units may be settled in a lump sum or in installments. A Restricted Stock Unit Award Agreement may provide that the distribution may occur or commence when all vesting conditions applicable to the Restricted Stock Units have been satisfied or have lapsed, or it may be deferred to any later date, subject to compliance with Section 409A. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Section 13. (f) Death of Participant. Any Restricted Stock Unit Award that becomes payable after the Participant’s death shall be distributed to the Participant’s beneficiary or beneficiaries. Each recipient of a Restricted Stock Unit Award under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then any Restricted Stock Units Award that becomes payable after the Participant’s death shall be distributed to the Participant’s estate. (g) Creditors’ Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Award Agreement. TABLE OF CONTENTS 2026 Proxy Statement A-11

SECTION 11. CASH-BASED AWARDS The Committee may, in its sole discretion, grant Cash-Based Awards to any Participant in such number or amount and upon such terms, and subject to such conditions, as the Committee shall determine at the time of grant and specify in an applicable Award Agreement. The Committee shall determine the maximum duration of the Cash-Based Award, the amount of cash which may be payable pursuant to the Cash-Based Award, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Committee shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula, or payment ranges as determined by the Committee. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in Shares, as the Committee determines. SECTION 12. STOCK PURCHASE RIGHTS The Committee may, in its sole discretion, grant Stock Purchase Rights under the Plan to any Participant that is an Employee in such number or amount and upon such terms, and subject to such conditions, as set forth in the ESPP Addendum. To the extent any term of the ESPP Addendum conflicts with this Plan, the terms of the ESPP Addendum shall control; provided, however, notwithstanding the foregoing, the issuance of Stock Purchase Rights pursuant to the ESPP Addendum and the purchase of Shares thereunder shall be subject to the terms, conditions and limitations set forth in Section 5 of the Plan, including but not limited to the maximum number of Shares that may be issued pursuant to the ESPP Addendum. The ESPP Addendum is intended to comply with the requirements of Section 423 of the Code to the maximum extent permitted by law as further set forth in the ESPP Addendum. The Committee may adopt such additional documents referenced in the ESPP Addendum and may adopt such rules and conditions related to the ESPP Addendum, as the Committee deems necessary and advisable to administer the ESPP Addendum in accordance with its terms. The Committee may further take such actions and adopt such documents with respect to the ESPP Addendum as required for the ESPP Addendum to satisfy the requirements of Section 423 of the Code to the extent required by appliable law and as set forth in the ESPP Addendum. Payment with respect to a Stock Purchase Right shall be made in accordance with the terms of the ESPP Addendum and any other documents governing such Stock Purchase Rights adopted by the Committee. Shares issued under the ESPP Addendum shall reduce the number of Shares available under Section 5. SECTION 13. ADJUSTMENT OF SHARES. (a) Adjustments. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make appropriate and equitable adjustments in: (i) The class(es) and number of securities available for future Awards and the limitations set forth under Section 5; (ii) The class(es) and number of securities covered by each outstanding Award; (iii) The Exercise Price under each outstanding Option and SAR; and (iv) Stock Purchase Rights to the extent set forth in the ESPP Addendum. The Committee will make such adjustments, and its determination will be final, binding and conclusive. (b) Dissolution or Liquidation. To the extent not previously exercised or settled, Options, SARs, and Restricted Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company and Stock Purchase Rights shall be subject to such treatment as set forth in the ESPP Addendum. (c) Merger or Reorganization. In the event that the Company is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Subject to compliance with Section 409A, such agreement may provide for one or more of the following with respect to Awards other than Stock Purchase Rights, without limitation: (i) The continuation of the outstanding Awards by the Company, if the Company is a surviving corporation; (ii) The assumption of the outstanding Awards by the surviving corporation or its parent or subsidiary; TABLE OF CONTENTS A-12 2026 Proxy Statement

(iii) The substitution by the surviving corporation or its parent or subsidiary of its own awards for the outstanding Awards; (iv) Immediate vesting, exercisability, or settlement of outstanding Awards followed by the cancellation of such Awards upon or immediately prior to the effectiveness of such transaction; (v) Cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the merger or reorganization, in exchange for such cash or equity consideration (including no consideration) as the Committee, in its sole discretion, may consider appropriate; or (vi) Settlement of the intrinsic value of the outstanding Awards (whether or not then vested or exercisable) in cash or cash equivalents or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Awards or the underlying Shares) followed by the cancellation of such Awards (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), provided that any such amount may be delayed to the same extent that payment of consideration to the holders of Stock in connection with the merger or reorganization is delayed as a result of escrows, earnouts, holdbacks or other contingencies; in each case without the Participant’s consent. Any acceleration of payment of an amount that is subject to Section 409A will be delayed, if necessary, until the earliest time that such payment would be permissible under Section 409A without triggering any additional taxes applicable under Section 409A. In addition, in the event that the Company is a party to a merger or other reorganization, outstanding Stock Purchase Rights shall be subject to the terms of the ESPP Addendum. The Company will have no obligation to treat all Awards, all Awards held by a Participant, or all Awards of the same type, similarly. (d) Change in Control. In addition to (and without limiting) the actions that may be taken under Section 13(c), in the event of a Change in Control in which the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) does not continue, assume or settle (subject to vesting) outstanding Awards (other than Stock Purchase Rights), or substitute similar stock awards for outstanding Awards (other than Stock Purchase Rights), then with respect to any such Awards that have not been continued, assumed, settled or substituted, the Committee may determine, at the time of granting an Award or thereafter, that the vesting (and exercisability, if applicable) of any such Awards (or portion thereof) will be accelerated in full (and with respect to any such Awards subject to performance-based vesting, that vesting shall be deemed satisfied at the target level or based on actual performance measured in accordance with the applicable performance goals as of the date of the Change in Control, or the greater thereof) to a date prior to the effective time of the Change in Control (contingent upon the closing or completion of the Change in Control) as the Committee will determine (or, if the Committee does not determine such a date, to the date that is five days prior to the effective time of the Change in Control), and any reacquisition or repurchase rights held by the Company with respect to such vested Awards will lapse (contingent upon the closing or completion of the Change in Control). In addition, the Committee may determine, at the time of granting an Award (other than Stock Purchase Rights) or thereafter, that such Award shall become exercisable or vested as to all or part of the Shares subject to such Award in the event that a Change in Control occurs with respect to the Company. The Committee will have no obligation to treat all Awards, all Awards held by a Participant, or all Awards of the same type, similarly. Notwithstanding the foregoing, upon a Change in Control Stock Purchase Rights shall be subject to the terms of the ESPP Addendum. (e) Reservation of Rights. Except as provided in this Section 13, a Participant shall have no rights by reason of any subdivision or consolidation of Shares of stock of any class, the payment of any dividend or any other increase or decrease in the number of Shares of stock of any class. Any issue by the Company of Shares of stock of any class, or securities convertible into Shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price (or purchase price with respect to any Stock Purchase Right) of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell, or transfer all or any part of its business or assets. In the event of any change affecting the Shares or the Exercise Price (or purchase price with respect to any Stock Purchase Right) of Shares subject to an Award, including a merger or other reorganization, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of up to 30 days prior to the occurrence of such event. Notwithstanding the foregoing, Stock Purchase Rights shall be subject to the terms of the ESPP Addendum. TABLE OF CONTENTS 2026 Proxy Statement A-13

SECTION 14. DEFERRAL OF AWARDS. (a) Committee Powers. Subject to compliance with Section 409A, the Committee (in its sole discretion) may permit or require a Participant to: (i) Have cash that otherwise would be paid to such Participant as a result of the exercise of a SAR or the settlement of Restricted Stock Units credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company’s books; (ii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR converted into an equal number of Restricted Stock Units; or (iii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR or the settlement of Restricted Stock Units converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company’s books. Such amounts shall be determined by reference to the Fair Market Value of such Shares as of the date when they otherwise would have been delivered to such Participant. (b) General Rules. A deferred compensation account established under this Section 14 may be credited with interest or other forms of investment return, as determined by the Committee. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Company. If the deferral or conversion of Awards is permitted or required, the Committee (in its sole discretion) may establish rules, procedures, and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Section 14. SECTION 15. AWARDS UNDER OTHER PLANS. The Company may grant awards under other plans or programs. Such awards may be settled in the form of Shares issued under the Plan. Such Shares shall be treated for all purposes under the Plan like Shares issued in settlement of Restricted Stock Units and shall, when issued, reduce the number of Shares available under Section 5. SECTION 16. PAYMENT OF DIRECTOR’S FEES IN SECURITIES. (a) Effective Date. No provision of this Section 16 shall be effective unless and until the Board has determined to implement such provision. (b) Elections to Receive NSOs, SARs, Restricted Shares, or Restricted Stock Units. An Outside Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash, NSOs, SARs, Restricted Shares, Restricted Stock Units, or a combination thereof, as determined by the Board. Alternatively, the Board may mandate payment in any of such alternative forms. Such NSOs, SARs, Restricted Shares, and Restricted Stock Units shall be issued under the Plan. An election under this Section 16 shall be filed with the Company on the prescribed form. (c) Number and Terms of NSOs, SARs, Restricted Shares or Restricted Stock Units. The number of NSOs, SARs, Restricted Shares, or Restricted Stock Units to be granted to Outside Directors in lieu of annual retainers and meeting fees that would otherwise be paid in cash shall be calculated in a manner determined by the Board. The terms of such NSOs, SARs, Restricted Shares, or Restricted Stock Units shall also be determined by the Board. SECTION 17. LEGAL AND REGULATORY REQUIREMENTS. Shares shall not be issued under the Plan unless the issuance and delivery of such Shares complies with (or is exempt from) all applicable requirements of law, including (without limitation) the United States Securities Act, state securities laws and regulations and the regulations of any stock exchange on which the Company’s securities may then be listed, and the Company has obtained the approval or favorable ruling from any governmental agency which the Company determines is necessary or advisable. The Company shall not be liable to a Participant or other persons as to: (a) the non-issuance or sale of Shares as to which the Company has not obtained from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares under the Plan; and (b) any tax TABLE OF CONTENTS A-14 2026 Proxy Statement

consequences expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted under the Plan. SECTION 18. TAXES. (a) Withholding Taxes. To the extent required by applicable federal, state, local, or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied. (b) Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired. Such Shares shall be valued at their Fair Market Value on the date when taxes otherwise would be withheld in cash. In no event may a Participant have Shares withheld that would otherwise be issued to him or her in excess of the number necessary to satisfy the maximum legally required tax withholding. (c) Section 409A. The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Each Award that provides for “nonqualified deferred compensation” within the meaning of Section 409A shall be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Section 409A. If any amount under such an Award is payable upon a “separation from service” (within the meaning of Section 409A) to a Participant who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s separation from service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties, and/or additional tax imposed pursuant to Section 409A. In addition, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, a Participant shall not be considered to have terminated employment or service with the Company or a Parent or Subsidiary, for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company or a Parent or Subsidiary within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A. SECTION 19. TRANSFERABILITY. Unless the agreement evidencing an Award (or an amendment thereto authorized by the Committee) expressly provides otherwise, no Award granted under the Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated, or otherwise transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to Shares issued under such Award), other than by will or the laws of descent and distribution; provided, however, that an ISO may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported assignment, transfer, or encumbrance in violation of this Section 19 shall be void and unenforceable against the Company. SECTION 20. PERFORMANCE BASED AWARDS. The number of Shares or other benefits granted, issued, retained, and/or vested under an Award may be made subject to the attainment of performance goals. The Committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals. SECTION 21. FORFEITURE, CANCELLATION OR RECOUPMENT OF AWARDS. The Committee shall have the authority, to the extent permitted by applicable law, to specify in an Award Agreement, exercise notice or share purchase agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, in each case to the extent permitted by applicable law, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, a Participant’s TABLE OF CONTENTS 2026 Proxy Statement A-15

noncompliance with applicable restrictive covenants and conditions, and any other events set forth in a clawback, recoupment or similar policy adopted or amended by the Company from time to time, including, without limitation, the Company’s Compensation Recoupment Policy. Notwithstanding the foregoing, Stock Purchase Rights shall be subject to the terms of the ESPP Addendum. The Company will recoup incentive-based compensation from executive officers to the extent required under the Dodd- Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act. Any right of recoupment under this provision will be in addition to, and not in lieu of, any other rights of recoupment that may be available to the Company. No recovery of compensation under any clawback policy or this Section 21 will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any of its Subsidiaries or Affiliates. SECTION 22. NO EMPLOYMENT RIGHTS. No provision of the Plan, nor any Award granted under the Plan, shall be construed to give any person any right to become, to be treated as, or to remain an Employee, Outside Director or Consultant. The Company and its Subsidiaries reserve the right to terminate any person’s Service at any time and for any reason, with or without notice. SECTION 23. DURATION AND AMENDMENTS. (a) Term of the Plan. The Plan, as set forth herein, shall come into existence on the date of its adoption by the Board; provided, however, that no Award may be granted hereunder prior to the Effective Date. The Board may suspend or terminate the Plan at any time. No ISOs may be granted after the tenth (10th) anniversary of the earlier of  (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. The grant of Stock Purchase Rights shall be subject to such further restrictions as set forth in the ESPP Addendum. (b) Right to Amend the Plan. Subject to Section 5(e), the Board may amend the Plan or the ESPP Addendum at any time and from time to time. Rights and obligations under any Award granted before amendment of the Plan shall not be materially impaired by such amendment, except with consent of the Participant. An amendment of the Plan (and the ESPP Addendum) shall be subject to the approval of the Company’s stockholders only to the extent required by applicable laws, regulations or rules. (c) Effect of Termination. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan shall not affect Awards previously granted under the Plan. SECTION 24. AWARDS TO NON-U.S. PARTICIPANTS. Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy, or custom. The Committee also may impose conditions on the exercise, vesting, or settlement of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country. SECTION 25. GOVERNING LAW. The Plan, the ESPP Addendum and each Award Agreement shall be governed by the laws of the state of Delaware, without application of the conflicts of law principles thereof. SECTION 26. SUCCESSORS AND ASSIGNS. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 13(c). TABLE OF CONTENTS A-16 2026 Proxy Statement

SECTION 27. EXECUTION. To record the adoption of the Plan by the Board, the Company has caused its authorized officer to execute the same. LUCID GROUP, INC. By: /s/ Brian K. Tomkiel Name: Brian K. Tomkiel Title: General Counsel TABLE OF CONTENTS 2026 Proxy Statement A-17

ADDENDUM TO LUCID GROUP, INC. AMENDED AND RESTATED 2021 STOCK INCENTIVE PLAN AMENDED AND RESTATED 2021 EMPLOYEE STOCK PURCHASE PLAN TABLE OF CONTENTS A-18 2026 Proxy Statement

Table of Contents Page SECTION 1 PURPOSE OF THE PLAN A-21 SECTION 2 DEFINITIONS A-21 SECTION 3 ADMINISTRATION OF THE PLAN A-22 (a) Administrative Powers and Responsibilities A-22 (b) International Administration A-23 SECTION 4 ENROLLMENT AND PARTICIPATION A-23 (a) Offering Periods A-23 (b) Enrollment A-23 (c) Duration of Participation A-23 SECTION 5 EMPLOYEE CONTRIBUTIONS A-23 (a) Frequency of Payroll Deductions A-23 (b) Amount of Payroll Deductions A-23 (c) Changing Withholding Rate A-24 (d) Discontinuing Payroll Deductions A-24 SECTION 6 WITHDRAWAL FROM THE PLAN A-24 (a) Withdrawal A-24 (b) Re-enrollment After Withdrawal A-24 SECTION 7 CHANGE IN EMPLOYMENT STATUS A-24 (a) Termination of Employment A-24 (b) Leave of Absence A-24 (c) Death A-24 SECTION 8 PLAN ACCOUNTS AND PURCHASE OF SHARES A-24 (a) Plan Accounts A-24 (b) Purchase Price A-24 (c) Number of Shares Purchased A-25 (d) Available Shares Insufficient A-25 (e) Issuance of Stock A-25 (f) Unused Cash Balances A-25 (g) Stockholder Approval A-25 SECTION 9 LIMITATIONS ON STOCK OWNERSHIP A-25 (a) Five Percent Limit A-25 (b) Dollar Limit A-25 SECTION 10 RIGHTS NOT TRANSFERABLE A-26 SECTION 11 NO RIGHTS AS AN EMPLOYEE A-26 SECTION 12 NO RIGHTS AS A STOCKHOLDER A-26 TABLE OF CONTENTS 2026 Proxy Statement A-19

SECTION 13 SECURITIES LAW REQUIREMENTS A-26 SECTION 14 STOCK OFFERED UNDER THE PLAN A-26 (a) Authorized Shares A-26 (b) Antidilution Adjustments A-26 (c) Reorganizations A-26 SECTION 15 AMENDMENT OR DISCONTINUANCE A-27 SECTION 16 EXECUTION A-27 TABLE OF CONTENTS A-20 2026 Proxy Statement

Lucid Group, Inc. Amended and Restated 2021 Employee Stock Purchase Plan SECTION 1 PURPOSE OF THE PLAN. This Plan is an addendum to and subject to the terms of the Amended and Restated 2021 Stock Incentive Plan of Lucid Group, Inc., as amended from time to time (the “2021 SIP”). The Plan was adopted by the Board on February 22, 2021, amended and restated as of January 1, 2024, amended and restated effective as of April 22, 2025 and is hereby further amended and restated effective April 21, 2026. The purpose of the Plan is to provide a broad-based employee benefit to attract the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success by purchasing Stock from the Company on favorable terms and to pay for such purchases through payroll deductions. The Plan is intended to qualify under Section 423 of the Code. SECTION 2 DEFINITIONS. Capitalized terms used but not defined in this Plan shall have the meaning set forth in the 2021 SIP. In addition, the following terms used in this Plan have the following meanings. (a) “Committee” means the Compensation and Human Capital Committee of the Board or such other committee, comprised exclusively of one or more directors of the Company, as may be appointed by the Board from time to time to administer the Plan. (b) “Compensation” means, unless provided otherwise by the Committee in the terms and conditions of an Offering, base salary and wages paid in cash to a Participant by a Participating Company, without reduction for any pre-tax contributions made by the Participant under Sections 401(k) or 125 of the Code. “Compensation” shall, unless provided otherwise by the Committee in the terms and conditions of an Offering, exclude variable compensation (including commissions, bonuses, incentive compensation, overtime pay and shift premiums), all non-cash items, moving or relocation allowances, cost-of-living equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, income attributable to the exercise of stock options or other equity awards, and similar items. The Committee shall determine whether a particular item is included in Compensation. (c) “Corporate Reorganization” means: (i) the consummation of a merger or consolidation of the Company with or into another entity, or any other corporate reorganization; or (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets or the complete liquidation or dissolution of the Company. (d) “Eligible Employee” means any employee of a Participating Company whose customary employment is for more than five (5) months per calendar year and for more than twenty (20) hours per week. The foregoing notwithstanding, an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country which has jurisdiction over him or her. (e) “Fair Market Value” means the fair market value of a share of Stock, determined as follows: (i) if Stock was traded on any established national securities exchange including the New York Stock Exchange or The Nasdaq Stock Market on the date in question, then the Fair Market Value shall be equal to the closing price as quoted on such exchange (or the exchange with the greatest volume of trading in the Stock) on such date as reported in the Wall Street Journal or such other source as the Committee deems reliable; or (ii) if the foregoing provision is not applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate. TABLE OF CONTENTS 2026 Proxy Statement A-21

For any date that is not a Trading Day, the Fair Market Value of a share of Stock for such date shall be determined by using the closing sale price for the immediately preceding Trading Day. Determination of the Fair Market Value pursuant to the foregoing provisions shall be conclusive and binding on all persons. (f) “Offering” means the grant of options to purchase shares of Stock under the Plan to Eligible Employees. (g) “Offering Date” means the first day of an Offering. (h) “Offering Period” means a period with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 4(a). (i) “Participant” means an Eligible Employee who elects to participate in the Plan, as provided in Section 4(b). (j) “Participating Company” means (i) the Company and (ii) each present or future Subsidiary designated by the Committee as a Participating Company. (k) “Plan” means this Lucid Group Inc. Amended and Restated 2021 Employee Stock Purchase Plan, as it may be amended from time to time. (l) “Plan Account” means the account established for each Participant pursuant to Section 8(a). (m) “Purchase Date” means one or more dates during an Offering on which shares of Stock may be purchased pursuant to the terms of the Offering. (n) “Purchase Period” means one or more successive periods during an Offering, beginning on the Offering Date or on the day after a Purchase Date, and ending on the next succeeding Purchase Date. (o) “Purchase Price” means the price at which Participants may purchase shares of Stock under the Plan, as determined pursuant to Section 8(b). (p) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. (q) “Trading Day” means a day on which the national stock exchange on which the Stock is traded is open for trading. SECTION 3 ADMINISTRATION OF THE PLAN. (a) Administrative Powers and Responsibilities. The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. Any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. The Committee’s determinations under the Plan, unless otherwise determined by the Board, shall be final and binding on all persons. The Company shall pay all expenses incurred in the administration of the Plan. Consistent with Article VIII of the Company’s Third Amended and Restated Certificate of Incorporation (or any successor provision), and to the fullest extent permitted by applicable law (as it now exists and as it may hereafter be amended), no member of the Committee shall be liable for any action, inaction, determination, or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, inaction, determination or interpretation. The Committee may adopt such rules, guidelines and forms as it deems appropriate to implement the Plan. Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate. All decisions, interpretations and other actions of the Committee shall be final and binding on all Participants and all persons deriving their rights from a Participant. Notwithstanding anything to the contrary in the Plan, the Board may, in its sole discretion, at any time and from time to time, resolve to administer the Plan. In such event, the Board shall have all of the authority and responsibility granted to the Committee herein. TABLE OF CONTENTS A-22 2026 Proxy Statement

(b) International Administration. The Committee may establish sub-plans (which need not qualify under Section 423 of the Code) and initiate separate Offerings through such sub-plans for the purpose of  (i) facilitating participation in the Plan by non-U.S. employees in compliance with foreign laws and regulations without affecting the qualification of the remainder of the Plan under Section 423 of the Code or (ii) qualifying the Plan for preferred tax treatment under foreign tax laws (which sub-plans, at the Committee’s discretion, may provide for allocations of the authorized shares reserved for issue under the Plan as set forth in Section 14(a)). The rules, guidelines and forms of such sub-plans (or the Offerings thereunder) may take precedence over other provisions of the Plan, with the exception of Section 4(a)(i), Section 5(b), Section 8(b) and Section 14(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of the Plan shall govern the operation of such sub-plan. Alternatively and in order to comply with the laws of a foreign jurisdiction, the Committee shall have the power, in its discretion, to grant options in an Offering to citizens or residents of a non-U.S. jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) that provide terms which are less favorable than the terms of options granted under the same Offering to employees resident in the United States, subject to compliance with Section 423 of the Code. SECTION 4 ENROLLMENT AND PARTICIPATION. (a) Offering Periods. While the Plan is in effect, the Committee may from time to time grant options to purchase shares of Stock pursuant to the Plan to Eligible Employees during a specified Offering Period. Each such Offering shall be in such form and shall contain such terms and conditions as the Committee shall determine, subject to compliance with the terms and conditions of the Plan (which may be incorporated by reference) and the requirements of Section 423 of the Code, including the requirement that all Eligible Employees have the same rights and privileges. The Committee shall specify prior to the commencement of each Offering (i) the period during which the Offering shall be effective, which may not exceed twenty-seven (27) months from the Offering Date and may include one or more successive Purchase Periods within the Offering, (ii) the Purchase Dates and Purchase Price for shares of Stock which may be purchased pursuant to the Offering, and (iii) if applicable, any limits on the number of shares purchasable by a Participant, or by all Participants in the aggregate, during any Offering Period or, if applicable, Purchase Period, in each case consistent with the limitations of the Plan. The Committee shall have the discretion to provide for the automatic termination of an Offering following any Purchase Date on which the Fair Market Value of a share of Stock is equal to or less than the Fair Market Value of a share of Stock on the Offering Date, and for the Participants in the terminated Offering to be automatically re-enrolled in a new Offering that commences immediately after such Purchase Date. The terms and conditions of each Offering need not be identical, and shall be deemed incorporated by reference and made a part of the Plan. (b) Enrollment. Any individual who, on the day preceding the first day of an Offering Period, qualifies as an Eligible Employee may elect to become a Participant in the Plan for such Offering Period by completing the enrollment process prescribed and communicated for this purpose from time to time by the Company to Eligible Employees. (c) Duration of Participation. Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she ceases to be an Eligible Employee or withdraws from the Plan under Section 6(a). A Participant who withdrew from the Plan under Section 6(a) may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Subsection (b) above. A Participant whose employee contributions were discontinued automatically under Section 9(b) shall automatically resume participation at the beginning of the earliest Offering Period ending in the next calendar year, if he or she then is an Eligible Employee. When a Participant reaches the end of an Offering Period but his or her participation is to continue, then such Participant shall automatically be re-enrolled for the Offering Period that commences immediately after the end of the prior Offering Period. SECTION 5 EMPLOYEE CONTRIBUTIONS. (a) Frequency of Payroll Deductions. A Participant may purchase shares of Stock under the Plan solely by means of payroll deductions; provided, however, that to the extent provided in the terms and conditions of an Offering, a Participant may also make contributions through payment by cash or check prior to one or more Purchase Dates during the Offering. Payroll deductions, subject to the provisions of Subsection (b) below or as otherwise provided under the terms and conditions of an Offering, shall occur on each payday during participation in the Plan. (b) Amount of Payroll Deductions. An Eligible Employee shall designate during the enrollment process the portion of his or her Compensation that he or she elects to have withheld for the purchase of Stock. Such portion shall be a whole percentage of the Eligible Employee’s Compensation, but not less than one percent (1%) nor more than fifteen percent (15%) (or such lower rate of Compensation specified as the limit in the terms and conditions of the applicable Offering). TABLE OF CONTENTS 2026 Proxy Statement A-23

(c) Changing Withholding Rate. Unless otherwise provided under the terms and conditions of an Offering, a Participant may not increase the rate of payroll withholding during the Offering Period, but may discontinue or decrease the rate of payroll withholding during the Offering Period to a whole percentage of his or her Compensation in accordance with such procedures and subject to such limitations as the Company may establish for all Participants. A Participant may also increase or decrease the rate of payroll withholding effective for a new Offering Period by submitting an authorization to change the payroll deduction rate pursuant to the process prescribed by the Company from time to time. The new withholding rate shall be a whole percentage of the Eligible Employee’s Compensation consistent with Subsection (b) above. (d) Discontinuing Payroll Deductions. If a Participant wishes to discontinue employee contributions entirely, he or she may do so by withdrawing from the Plan pursuant to Section 6(a). In addition, employee contributions may be discontinued automatically pursuant to Section 9(b). SECTION 6 WITHDRAWAL FROM THE PLAN. (a) Withdrawal. A Participant may elect to withdraw from the Plan by giving notice pursuant to the process prescribed and communicated by the Company from time to time. Such withdrawal may be elected at any time before the last day of an Offering Period, except as otherwise provided in the Offering. In addition, if payment by cash or check is permitted under the terms and conditions of an Offering, Participants may be deemed to withdraw from the Plan by declining or failing to remit timely payment to the Company for the shares of Stock. As soon as reasonably practicable thereafter, payroll deductions shall cease and the entire amount credited to the Participant’s Plan Account shall be refunded to him or her in cash, without interest. No partial withdrawals shall be permitted. (b) Re-enrollment After Withdrawal. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 4(b). Re-enrollment may be effective only at the commencement of an Offering Period. SECTION 7 CHANGE IN EMPLOYMENT STATUS. (a) Termination of Employment. Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 6(a). A transfer from one Participating Company to another shall not be treated as a termination of employment. (b) Leave of Absence. For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. Employment, however, shall be deemed to terminate three (3) months after the Participant goes on a leave, unless a contract or statute guarantees his or her right to return to work. Employment shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work. (c) Death. In the event of the Participant’s death, the amount credited to his or her Plan Account shall be paid to the Participant’s estate. SECTION 8 PLAN ACCOUNTS AND PURCHASE OF SHARES. (a) Plan Accounts. The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is deducted from the Participant’s Compensation under the Plan, such amount shall be credited to the Participant’s Plan Account. Amounts credited to Plan Accounts shall not be trust funds and may be commingled with the Company’s general assets and applied to general corporate purposes. No interest shall be credited to Plan Accounts. (b) Purchase Price. The Purchase Price for each share of Stock purchased during an Offering Period shall be the lesser of: (i) eighty-five percent (85%) of the Fair Market Value of such share on the Purchase Date; or (ii) eighty-five percent (85%) of the Fair Market Value of such share on the Offering Date. The Committee may specify for an alternate Purchase Price amount or formula in the terms and conditions of an Offering, but in no event may such amount or formula result in a Purchase Price less than that calculated pursuant to the immediately preceding formula. TABLE OF CONTENTS A-24 2026 Proxy Statement

(c) Number of Shares Purchased. As of each Purchase Date, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Plan in accordance with Section 6(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant’s Plan Account. Unless provided otherwise by the Committee prior to commencement of an Offering, the maximum number of shares of Stock which may be purchased by an individual Participant during such Offering is 2,500 shares (as equitably adjusted to reflect the reverse stock split at a ratio of one-for- ten of the Company’s Stock effected on August 29, 2025). The foregoing notwithstanding, no Participant shall purchase more than such number of shares of Stock as may be determined by the Committee with respect to the Offering Period, or Purchase Period, if applicable, nor more than the amounts of Stock set forth in Sections 9(b) and 14(a). For each Offering Period and, if applicable, Purchase Period, the Committee shall have the authority to establish additional limits on the number of shares purchasable by all Participants in the aggregate. (d) Available Shares Insufficient. In the event that the aggregate number of shares that all Participants elect to purchase during an Offering Period exceeds the maximum number of shares remaining available for issuance under Section 14(a), or which may be purchased pursuant to any additional aggregate limits imposed by the Committee, then the number of shares to which each Participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction, the numerator of which is the number of shares that such Participant has elected to purchase and the denominator of which is the number of shares that all Participants have elected to purchase. (e) Issuance of Stock. Certificates representing the shares of Stock purchased by a Participant under the Plan shall be issued to him or her as soon as reasonably practicable after the applicable Purchase Date, except that the Company may determine that such shares shall be held for each Participant’s benefit by a broker designated by the Company. Shares may be registered in the name of the Participant or jointly in the name of the Participant and his or her spouse as joint tenants with right of survivorship or as community property. (f) Unused Cash Balances. An amount remaining in the Participant’s Plan Account that represents the Purchase Price for any fractional share shall be carried over in the Participant’s Plan Account to the next Offering Period or refunded to the Participant in cash at the end of the Offering Period, without interest, if his or her participation is not continued. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for whole shares that could not be purchased by reason of Subsection (c) or (d) above, Section 9(b) or Section 14(a) shall be refunded to the Participant in cash, without interest. (g) Stockholder Approval. The Plan shall be submitted to the stockholders of the Company for their approval within twelve (12) months after the date the Plan is adopted by the Board. Any other provision of the Plan notwithstanding, no shares of Stock shall be purchased under the Plan unless and until the stockholders have approved the adoption of the Plan. SECTION 9 LIMITATIONS ON STOCK OWNERSHIP. (a) Five Percent Limit. Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if such Participant, immediately after his or her election to purchase such Stock, would own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any parent or Subsidiary of the Company. For purposes of this Subsection (a), the following rules shall apply: (i) Ownership of stock shall be determined after applying the attribution rules of section 424(d) of the Code; (ii) Each Participant shall be deemed to own any stock that he or she has a right or option to purchase under this or any other plan; and (iii) Each Participant shall be deemed to have the right to purchase up to the maximum number of shares of Stock that may be purchased by a Participant under the Plan under the individual limit specified pursuant to Section 8(c) with respect to each Offering Period. (b) Dollar Limit. Any other provision of the Plan notwithstanding, no Participant shall accrue the right to purchase Stock at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such Stock per calendar year (under the Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company), TABLE OF CONTENTS 2026 Proxy Statement A-25

determined in accordance with the provisions of Section 423(b)(8) of the Code and applicable Treasury Regulations promulgated thereunder. For purposes of this Subsection (b), the Fair Market Value of Stock shall be determined as of the beginning of the Offering Period in which such Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued and shall resume at the beginning of the earliest Offering Period ending in the next calendar year (if he or she then is an Eligible Employee). SECTION 10 RIGHTS NOT TRANSFERABLE. The rights of any Participant under the Plan, or any Participant’s interest in any Stock or moneys to which he or she may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any other manner other than by the laws of descent and distribution. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than by the laws of descent and distribution, then such act shall be treated as an election by the Participant to withdraw from the Plan under Section 6(a). SECTION 11 NO RIGHTS AS AN EMPLOYEE. Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause. SECTION 12 NO RIGHTS AS A STOCKHOLDER. A Participant shall have no rights as a stockholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased on the applicable Purchase Date. SECTION 13 SECURITIES LAW REQUIREMENTS. Shares of Stock shall not be issued under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. SECTION 14 STOCK OFFERED UNDER THE PLAN. (a) Authorized Shares. Unless otherwise determined by the Committee, the maximum aggregate number of Shares available for purchase under the Plan during any calendar year is 2,000,000 Shares (as equitably adjusted to reflect the reverse stock split at a ratio of one-for-ten of the Company’s Stock effected on August 29, 2025); provided, however, that the maximum aggregate number of Shares available for purchase under the Plan shall not exceed the limit set forth in Section 5 of the 2021 SIP. The aggregate number of shares available for purchase under the Plan shall at all times be subject to adjustment pursuant to Section 14(b). (b) Antidilution Adjustments. The aggregate number of shares of Stock offered under the Plan, the individual and aggregate Participant share limitations described in Section 8(c) and the price of shares that any Participant has elected to purchase shall be adjusted proportionately by the Committee in the event of any change in the number of issued shares of Stock (or issuance of shares other than shares of Stock) by reason of any forward or reverse share split, subdivision or consolidation, or share dividend or bonus issue, recapitalization, reclassification, merger, amalgamation, consolidation, split- up, spin-off, reorganization, combination, exchange of shares of Stock, the issuance of warrants or other rights to purchase shares of Stock or other securities, or any other change in corporate structure or in the event of any extraordinary distribution (whether in the form of cash, shares of Stock, other securities or other property). (c) Reorganizations. Any other provision of the Plan notwithstanding, in the event of a Corporate Reorganization in which the Plan is not assumed by the surviving corporation or its parent corporation pursuant to the applicable plan of merger or consolidation, the Offering Period then in progress shall terminate immediately prior to the effective time of such Corporate Reorganization and either shares shall be purchased pursuant to Section 8 or, if so determined by the Board or Committee, all amounts in all Participant Accounts shall be refunded pursuant to Section 15 without any purchase of shares. TABLE OF CONTENTS A-26 2026 Proxy Statement

The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, consolidation or other reorganization. SECTION 15 AMENDMENT OR DISCONTINUANCE. The Board or Committee shall have the right to amend, suspend or terminate the Plan at any time and without notice. Upon any such amendment, suspension or termination of the Plan during an Offering Period, the Board or Committee may in its discretion determine that the applicable Offering shall immediately terminate and that all amounts in the Participant Accounts shall be carried forward into a payroll deduction account for each Participant under a successor plan, if any, or promptly refunded to each Participant. Except as provided in Section 14, any increase in the aggregate number of shares of Stock to be issued under the Plan shall be subject to approval by a vote of the stockholders of the Company. In addition, any other amendment of the Plan shall be subject to approval by a vote of the stockholders of the Company to the extent required by an applicable law or regulation. The Plan shall continue until the earlier to occur of  (a) termination of the Plan pursuant to this Section 15 or (b) issuance of all of the shares of Stock reserved for issuance under the Plan. SECTION 16 EXECUTION. To record the adoption of the Plan by the Board, the Company has caused its authorized officer to execute the same. LUCID GROUP, INC. By: /s/ Brian K. Tomkiel Name: Brian K. Tomkiel Title: General Counsel TABLE OF CONTENTS 2026 Proxy Statement A-27

Annex B LUCID GROUP, INC. Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited) (in thousands) Free Cash Flow Year Ended December 31, 2025 2025 2024 2023 2022 Net cash used in operating activities (GAAP) $(2,931,912) $(2,019,674) $(2,489,753) $(2,226,258) Capital expenditures (868,158) (883,841) (910,644) (1,074,852) Free cash flow (non-GAAP) $(3,800,070) $(2,903,515) $(3,400,397) $(3,301,110) TABLE OF CONTENTS 2026 Proxy Statement B-1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (MARK ONE) x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number: 001-39408 Lucid Group, Inc. (Exact name of registrant as specified in its charter) Delaware 85-0891392 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 7373 Gateway Boulevard, Newark, CA 94560 (Address of principal executive offices) (Zip code) (510) 648-3553 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Class A Common Stock, $0.0001 par value per share LCID The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. x Yes o No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. o Yes x No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. x Yes o No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). x Yes o No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large Accelerated Filer x Accelerated Filer o Non-accelerated Filer o Smaller Reporting Company o Emerging Growth Company o If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. o Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). o Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). o Yes x No The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, as of June 30, 2025 (the last business day of registrant’s second quarter of fiscal year 2025), was $2.7 billion based upon the last sale price reported for such date on the Nasdaq Stock Market LLC. Shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. Number of shares of the registrant’s common stock outstanding at February 18, 2026: 327,684,243

DOCUMENTS INCORPORATED BY REFERENCE: Certain portions of the registrant’s definitive proxy statement for its annual meeting of stockholders (the “Proxy Statement”), to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K (this “Annual Report”). Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

INDEX TO ANNUAL REPORT ON FORM 10-K FORM 10-K ITEM PAGE NUMBER PART I ITEM 1. BUSINESS 6 ITEM 1A. RISK FACTORS 22 ITEM 1B. UNRESOLVED STAFF COMMENTS 71 ITEM 1C. CYBERSECURITY 71 ITEM 2. PROPERTIES 73 ITEM 3. LEGAL PROCEEDINGS 73 ITEM 4. MINE SAFETY DISCLOSURES 74 PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 75 ITEM 6. [RESERVED] 76 ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 76 ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 92 ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 94 ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 144 ITEM 9A. CONTROLS AND PROCEDURES 145 ITEM 9B. OTHER INFORMATION 145 ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION 145 PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 146 ITEM 11. EXECUTIVE COMPENSATION 146 ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 146 ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 146 ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES 146 PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 147 ITEM 16. FORM 10-K SUMMARY 150 SIGNATURES 151 2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report contains statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “shall,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “scheduled” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. They appear in a number of places throughout this Annual Report and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, capital expenditures, prospects, growth, production volumes, strategies, management, and the markets in which we operate, including expectations of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, future strategies and products, including with respect to battery and powertrain systems, software, and strategic partnerships, technology features and capabilities, manufacturing capabilities and facilities, logistics and supply chain, studio openings, sales channels and strategies, future vehicle programs, expansion and the potential success of our distribution strategy, our financial and operating outlook, future market launches and international expansion, including our manufacturing facility in Saudi Arabia and related timing and value to us, our needs for additional financing, our search for a new CEO, and the promise of Lucid’s technology. Such forward-looking statements are based on available current market material and our current expectations, beliefs and forecasts concerning future developments. Factors that may impact such forward-looking statements include: • changes in domestic and foreign business, economic, market, financial, political, regulatory and legal conditions, including changes of policies, imposition or proposed imposition of tariffs, export controls, threat of a trade war, the risk of a global economic recession or other downturn, bank closures and liquidity concerns at financial institutions, and global or regional conflicts or other geopolitical events, including recent geopolitical tensions in Venezuela; • risks related to changes in overall demand for our products and services and cancellation of orders for our vehicles; • risks related to prices and availability of commodities and components, including rare-earth minerals, semiconductors and their related products, and other materials, our supply chain, logistics, inventory management and quality control, and our ability to complete the tooling of our manufacturing facilities over time and scale production of our vehicles; • risks related to the uncertainty of our projected financial and operational information; • risks related to the timing of expected business milestones and commercial product launches; • risks related to the construction and expansion of our manufacturing facilities and the increase of our production capacity; • our ability to manage expenses and control costs; • risks related to future market adoption of our offerings; • the effects of competition and the pace and depth of EV adoption generally on our business; • changes in regulatory requirements, policies, and governmental incentives; • changes in fuel and energy prices; • our ability to rapidly innovate; • our ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers, including our ability to realize the anticipated benefits of our partnerships with Aston Martin, Uber, Nuro, and NVIDIA; • our ability to effectively manage our growth and recruit and retain key employees, including our executive team; • the ongoing need to attract, retain, and motivate key employees, including engineering and management employees, as we have undertaken multiple significant management changes in the past, including our CEO; • risks related to potential vehicle recalls; • our ability to establish and expand our brand, and capture additional market share, and the risks associated with negative press or reputational harm; • risks related to our outstanding Redeemable Convertible Preferred Stock and Convertible Senior Notes; • availability, reduction or elimination of, and our ability to obtain and effectively utilize, Zero Emission Vehicle (“ZEV”) credits, tax incentives, and other governmental and regulatory programs and incentives; • our ability to conduct equity, equity-linked, or debt financing in the future; • our ability to pay interest and principal on our indebtedness; 3

• future changes to vehicle specifications which may impact performance, features, pricing, and other expectations; • the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and • other factors disclosed in this Annual Report or our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in Item 1A of Part I of this Annual Report. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that we currently do not know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect our expectations, plans or forecasts of future events and views as of the date of this Annual Report. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The forward- looking statements should not be relied upon as representing our assessments as of any date subsequent to the date of this Annual Report. Frequently Used Terms Unless otherwise stated in Part II Item 8. Financial Statements and Supplementary Data, or the context otherwise requires, references in this Annual Report to: “2026 Notes” are to the 1.25% Convertible Senior Notes due 2026; “2030 Notes” are to the 5.00% Convertible Senior Notes due 2030; “2031 Notes” are to the 7.00% Convertible Senior Notes due 2031; “AMP-1” are to our Advanced Manufacturing Plant-1 in Casa Grande, Arizona; “AMP-2” are to our planned Advanced Manufacturing Plant-2 in Saudi Arabia, which consists of a semi knocked-down (“SKD”) portion that has been completed and a completely-built-up (“CBU”) portion that will be constructed; “Ayar” are to Ayar Third Investment Company, an affiliate of the PIF and the controlling stockholder of the Company; “Board” or “Board of Directors” are to the board of directors of Lucid Group Inc., a Delaware corporation; “Certificate of Designations” refers to Series A Certificate of Designations and Series B Certificate of Designations, together; “Churchill” are to Churchill Capital Corp IV, a Delaware corporation and our predecessor company prior to the consummation of the Transactions, which changed its name to Lucid Group, Inc. following the consummation of the Transactions, and its consolidated subsidiaries; “Churchill IPO” are to the initial public offering by Churchill which closed on August 3, 2020; “Closing” are to the consummation of the Transactions; “Closing Date” are to July 23, 2021, the date on which the Transactions were consummated; “common stock” are to the Class A common stock of Lucid Group, Inc., par value $0.0001 per share; “Convertible Senior Notes” refers to the 2026 Notes, the 2030 Notes, and the 2031 Notes; “EV” are to electric vehicle; “Investor Rights Agreement” are to the Investor Rights Agreement, dated as of February 22, 2021 and as amended from time-to-time, by and among the Company, the Sponsor, Ayar and certain other parties thereto; “Legacy Lucid” are to Atieva, Inc., d/b/a Lucid Motors, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its consolidated subsidiaries before the Closing Date; 4

“LPM-1” are to our Lucid Powertrain Manufacturing Plant-1 in Casa Grande, Arizona; “Merger” are to the merger of a merger subsidiary of Churchill and Atieva, Inc., with Atieva, Inc. surviving such merger as a wholly owned subsidiary of Churchill; “Merger Agreement” are to that certain Agreement and Plan of Merger, dated as of February 22, 2021, by and among Churchill, Legacy Lucid and Air Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Churchill, as the same has been or may be amended, modified, supplemented or waived from time-to-time; “PIF” are to the Public Investment Fund, the sovereign wealth fund of Saudi Arabia; “Private Placement Warrants” are to Churchill’s warrants issued to the Sponsor in a private placement simultaneously with the closing of the Churchill IPO; “Redeemable Convertible Preferred Stock” are to the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, together; “Reverse Stock Split” are to the one-for-ten (1:10) reverse stock split of our common stock that became effective on August 29, 2025; “Series A Certificate of Designations” refers to the Certificate of Designations of Series A Redeemable Convertible Preferred Stock; “Series A Redeemable Convertible Preferred Stock” are to the Series A Convertible Preferred Stock of Lucid Group, Inc., par value $0.0001 per share; “Series A Subscription Agreement” refers to the subscription agreement entered into on March 24, 2024, by the Company and Ayar to purchase from the Company 100,000 shares of its Series A Convertible Preferred Stock; “Series B Certificate of Designations” refers to the Certificate of Designations of Series B Redeemable Convertible Preferred Stock; “Series B Redeemable Convertible Preferred Stock” are to the Series B Convertible Preferred Stock of Lucid Group, Inc., par value $0.0001 per share; “Series B Subscription Agreement” refers to the subscription agreement entered into on August 4, 2024, by the Company and Ayar to purchase from the Company 75,000 shares of its Series B Convertible Preferred Stock; “Sponsor” are to Churchill Sponsor IV LLC, a Delaware limited liability company and an affiliate of M. Klein and Company; “Transactions” are to the Merger, together with the other transactions consummated under the Merger Agreement and the related agreements; and “Warrant Agreement” are to the Warrant Agreement, dated July 29, 2020, entered into in connection with the Churchill IPO by and between Continental Stock Transfer & Trust Company and Churchill. Unless the context otherwise requires, all references in this section to “Lucid,” the “Company,” “we,” “us,” “our,” and other similar terms refer to Legacy Lucid and its subsidiaries prior to the Closing, and Lucid Group, Inc., a Delaware corporation, and its subsidiaries after the Closing. 5

PART I Item 1. Business. OVERVIEW Mission Lucid’s mission is to advance the state-of-the-art of electric vehicle (“EV”) technology for the benefit of all. About Us Lucid is a technology company that is shaping the future of mobility through its innovations, advanced technology, and software-defined vehicle platforms. The company’s award-winning Lucid Air and Lucid Gravity set new standards with their unmatched combination of performance, range, space, and efficiency. Additionally, through our collaboration with leading market and technology partners, Lucid is leveraging its advanced software and hardware architecture to power the next generation of advanced driver assistance system (“ADAS”) and true eyes-off, hands-off, and mind-off (“Level 4”) autonomous mobility systems for consumer and ride-hailing applications. Lucid designed, developed, manufactures and sells two groundbreaking EVs: The Lucid Air sedan, for which customer deliveries began in late 2021, and the Lucid Gravity SUV, which arrived on the road in late 2024. Each product has advanced the state-of-the-art with technical achievements, innovations, and superlatives in performance, energy efficiency, electrical architecture, software, design, and manufacturing. Our Company’s unique and holistic approach to vehicle design and integration is aided by highly efficient miniaturized drivetrain components, which enables the Lucid Space Concept. This uniquely allows Lucid to merge a smaller exterior footprint with leading interior space, providing better comfort and more capacity for luggage or gear than other vehicles of similar size. We plan to expand our vehicle lineup with the upcoming Midsize platform vehicles, which are scheduled to start production in late 2026. Lucid (i) designs, engineers and manufactures EVs, EV powertrains, and battery systems in-house, using our equipment and factories, (ii) designs and develops proprietary software in-house for Lucid vehicles that is continuously enhanced through over-the-air (“OTA”) software updates, (iii) offers an elevated customer experience at geographically distributed retail and service locations and through direct-to-consumer online sales, (iv) builds strategic partnerships in an effort to accelerate growth and expand into new markets such as robotaxis, and (v) boasts a strong product roadmap of future vehicle programs and technologies. Our focus on in-house hardware and software innovation, vertical integration, and a “clean sheet” approach to engineering and design led to the development of the award-winning Lucid Air and Lucid Gravity, and upcoming Midsize platform. The Lucid Air and the Lucid Gravity are assembled at our EV manufacturing facility in Casa Grande, Arizona, named Advanced Manufacturing Plant-1 (“AMP-1”). In 2024, we completed key expansion activities to bring installed capacity at AMP-1 to 90,000 vehicles per year. By building AMP-1 from a clean slate, we expect to achieve greater operational efficiencies and more consistent production quality than would be possible through outsourced manufacturing or adaptation of an existing facility. An emphasis on vertical integration of manufacturing capabilities provides us the opportunity to control our technology roadmap, ensure a high degree of quality control, and improve product margins relative to an outsourced manufacturing arrangement. In 2022, we broke ground on the Advanced Manufacturing Plant-2 in Saudi Arabia (“AMP-2”), and in 2023, we began semi knocked-down (“SKD”) assembly, with installed annual capacity of 5,000 vehicles. The initial operation is re-assembly of the Lucid Air and the Lucid Gravity vehicle ‘kits’ that are pre-manufactured at AMP-1. In 2024, we started an expansion at AMP-2 to enable completely-built-up (“CBU”) unit production with an additional installed annual capacity of 150,000 vehicles. The start of production of our Midsize platform is scheduled for late 2026, which we expect will expand our market reach into higher-volume vehicle segments. We sell vehicles directly to consumers through our retail sales network and online channels, including Lucid Financial Services. As of December 31, 2025, we have opened 45 Studios and service centers in North America, 12 in Europe, and 5 in the Middle East, complemented by various temporary and satellite service centers. In the United States (“U.S.”) and Saudi Arabia markets, we believe that owning and operating our sales network provides the best opportunity to closely manage the customer experience, gather direct feedback, and ensure that every interaction is tailored to customer needs. As we expand globally, our strategy includes establishing third-party distribution partnerships through proven business models such as importer, dealer, agent, and authorized repairer relationships. Introducing these channels is expected to enable rapid growth in these markets while optimizing the capital required to build a comprehensive sales and service network. All third-party partnerships are expected to be governed by robust agreements, standards, and guidelines to ensure compliance and maintain the Lucid customer experience throughout the entire journey. 6

We also own and operate a vehicle service network comprised of service centers in major metropolitan areas and a fleet of mobile service vehicles. In addition to our in-house capabilities, we continue to grow an approved list of specially trained collision repair shops, which in some cases serve as repair hubs for mobile service. For urgent roadside needs, we have contracted with a third-party roadside assistance partner. As a technology company, we complement these offerings with remote diagnostics, proactive alerts, and OTA updates. This combination of in- house capabilities, supplementary service partners, and remote support is designed to deliver a premium and seamless service experience. Market Opportunity We are defining the next generation of sustainable mobility by uniting our California aesthetic with our high-tech and Silicon Valley roots. We are leading the next wave of innovation, not only with EVs but also with vehicles overall. Our technology and the Lucid Space Concept enable us to provide better functional attributes than competitors who rely on platforms that must accommodate hybridized and internal combustion propulsion systems. With the Lucid Air and the Lucid Gravity, we target consumers who desire vehicles with a high-end aesthetic, high performance, and the accompanying premium high-level experience. With our planned entry into some of the world’s highest volume segments with our Midsize platform vehicles, we aim to bring our high level of design and performance to a broader market, at a more accessible price point to unlock new scale opportunities for our Company. The Lucid Air and the Lucid Gravity compete in the global luxury vehicle markets. Our competitive advantage is defined by our leading EV hardware and software technology, developed entirely in-house. The Lucid Air Pure is the most efficient vehicle in the world (as measured by U.S. Environmental Protection Agency (“EPA”) estimated range per kilowatt-hour), the Lucid Air Grand Touring is the longest-range and the fastest-charging (as measured by EPA-estimated range per minute) EV in its class, and the Lucid Gravity Grand Touring is the fastest-charging (as measured by EPA-estimated range per minute and time to add 200 miles of range) and longest-range (as certified by the U.S. EPA) EV in its class on the market today. The Lucid Air Sapphire is the highest-performance version of the Lucid Air, a world-leading combination of 1,234 horsepower from three motors, the ability to accelerate from zero to 60 miles per hour in 1.89 seconds, and a quarter-mile time of 8.95 seconds. Our Midsize platform is expected to expand our reach, providing accessible luxury to a market that is substantially larger than our current addressable market across North America, Europe and the Middle East. We are defining a recognizable brand that is synonymous with elegant design, excellent driving performance, and outstanding range. We believe the ideal automotive experience is one comprised of several essential elements, including: (i) high-end comfort and significant attention to detail in design, content, materials, and fit and finish, (ii) superior customer interaction, with high-touch customer engagement throughout both the sales cycle and ownership journey, and (iii) convenient service that exceeds that of a non-premium automotive experience. Our EV product offerings benefit our customers and communities through zero local emissions and significantly lower emissions over their lifetime when compared to internal combustion engine (“ICE”) vehicles. The market is still nascent, with an estimated 16% and 8% of new passenger vehicle sales for 2025 being battery electric vehicles (“BEV”) worldwide and in North America, respectively (figures are estimates from S&P Global). In addition to the sale of Lucid-branded vehicles, we believe that our technological leadership and manufacturing capabilities present a further opportunity to generate revenue while making a positive impact on our communities and environment through strategic technology partnerships, as well as the sale or licensing of EV platforms, powertrains, battery technology, and embedded controls software to third parties. Such platforms, powertrain and battery arrangements could facilitate and accelerate the shift to electrification for traditional automotive original equipment manufacturers (“OEMs”), pure-play EV companies, and prospective partners in the transportation sector, thereby enabling the global production of EVs in greater volumes and at diverse price points to approach a broad market. More recently, we have entered the robotaxi market to further leverage our technologies and capabilities and position ourselves in a fast- growing market. In 2025, Lucid formed a partnership with Uber Technologies, Inc. (“Uber”) and Nuro, Inc. (“Nuro”) to launch a next- generation autonomous robotaxi leveraging Lucid Gravity’s advanced technology platform, redundant electrical and controls architectures, and long range, which together make it an ideal fit for use in a scalable robotaxi offering. The program, which is expected to first launch in the San Francisco Bay Area, is planning to deploy an initial 20,000 or more Lucid vehicles over the next six years following the start of production in dozens of markets around the world. Competitive Strengths • Revolutionary Powertrain Technology. Our proprietary EV technology delivers outstanding range, charging, and driver-oriented performance, all while achieving higher efficiency ratings than other EVs as measured by miles of range per kilowatt hour of energy consumed. The Lucid Air has received EPA-estimated range ratings of over 400 miles for each of its trim levels and the Lucid Air Grand Touring holds the title for the longest-range passenger vehicle sold, with an EPA-estimated range of 512 miles. The Lucid Gravity Grand Touring delivers an EPA-estimated range of 450 miles, while the only other competitive vehicle on the market today offering comparable driving range requires a battery pack over 60 percent larger in capacity. 7

We designed the Lucid Air and the Lucid Gravity with a proprietary high-voltage electrical architecture, the Wunderbox on-board inverter and charger, and an efficient battery management system, all developed in-house by our teams, enabling customers to spend less time charging. For example, during DC fast charging, the Lucid Air Grand Touring can add up to 200 miles in about 12 minutes, while the Lucid Air Touring and Lucid Air Pure can add up to 200 miles in about 16 minutes. The Lucid Gravity Grand Touring can charge at up to 400 kW and add 200 miles in about 11 minutes, while the Lucid Gravity Touring can charge at up to 300 kW and add 200 miles in about 15 minutes. All estimates are based on EPA-rated range, the use of a DC fast charger that is capable of providing sufficient charge power, and the most efficient trim of each vehicle. Actual rates will vary based upon vehicle equipment, charging equipment and charging conditions. Charging times based on the Worldwide Harmonized Light Vehicles Test Procedure ratings may indicate lower charging times. In November 2023, we launched RangeXchange, the first application of the bi-directional charging capability built into the Lucid Air. Using Lucid’s innovative vehicle-to-vehicle (“V2V”) RangeXchange adapter and the latest mobile charging cable, the Lucid Air can function as the power source to charge another EV. With the launch of Lucid Gravity, we extended this V2V capability to our SUV platform, enabling both Lucid Air and Lucid Gravity to serve as power sources for other EVs. In the future, we plan to further unlock the potential of the bi-directional charging capability built into the Lucid Air and Gravity to serve as a back-up power source for residential applications, such as during emergency power grid outages, when paired with Lucid Connected Home Charging Station. Additional equipment will be needed at the home to enable back-up power capabilities. In June 2023, we entered into an agreement (the “Implementation Agreement”) with Aston Martin Lagonda Global Holdings plc (together with its subsidiaries, “Aston Martin”), under which we and Aston Martin have established a long-term strategic technology and supply arrangement. On November 6, 2023, pursuant to the terms of the Implementation Agreement, integration and supply arrangements became effective, under which we will provide Aston Martin access to our powertrain, battery system, and software technologies, work with Aston Martin to integrate our powertrain and battery components with Aston Martin’s BEV chassis, and supply powertrain and battery components to Aston Martin (collectively, the “Strategic Technology Arrangement”). • Software Defined Vehicles. Our advanced software-defined vehicle architecture is applied throughout our vehicles to allow us to continually tune and improve vehicle performance and add features through OTA software updates. • Highly Differentiated Performance. Our advancements in battery pack and drivetrain technology, created through a clean-sheet approach to engineering, have resulted in compelling performance and efficiency in our vehicles. The Lucid Air Sapphire offers 1,234 horsepower, a 0-60 miles per hour acceleration time of 1.89 seconds, a standing quarter-mile time of 8.95 seconds, and 427 miles of EPA-estimated range. • Directly Owned Manufacturing. Our vehicles are produced at AMP-1, the first purpose-built, greenfield EV manufacturing facility in North America. With the Lucid Air already in production, expansion activities have been completed to enable the concurrent production of the Lucid Air and the Lucid Gravity. Key elements of our vehicle engineering enable efficient and advanced manufacturing processes with a high degree of quality control. For example, we designed the aircraft-inspired riveted and bonded monocoque body structure to enhance structural efficiency and replace spot welds in the manufacturing process. Additionally, we manufacture and assemble our complete electric powertrain at AMP-1, including assembly of battery packs, integrated drive units, and the Wunderbox. In September 2023, we also opened AMP-2, which was Saudi Arabia’s first-ever car manufacturing facility and our first manufacturing facility outside the United States, where we commenced SKD assembly operations. Our AMP-2 site is undergoing significant transformation to add an additional 150,000 units of fully integrated installed capacity to produce vehicles from our Midsize platform. • In-House Sales and Service in the U.S., Canada and Saudi Arabia. Consistent with the focus on vertical integration in our manufacturing processes, we employ a direct sales and service model in the U.S., Canada and Saudi Arabia to maintain full control over the customer experience and ensure that interactions are aligned with Lucid standards. We are also scaling our own service operations to support planned future growth, in addition to further developing our established network of partnerships with body shops and other ancillary service partners that meet our expectations for customer service. In addition to the well-established direct sales and service model in markets where we have traction and scale, we are also actively evaluating alternative importer and agency models to enhance flexibility and optimize our distribution strategy in response to evolving market dynamics. • Product Design. The Lucid Air and the Lucid Gravity fuse art and science to capture the full potential of electrification. As our company’s first vehicle, the Lucid Air established the bar for excellence across all our products and experiences. The Lucid Space Concept represents a technical breakthrough, achieved by rethinking the way an automobile is designed from the ground up. Our reimagining of the car has resulted in class-leading interior space for the driver, passengers, and storage within a compact and efficient exterior. The Lucid Gravity builds upon this design philosophy to deliver space for occupants and cargo that outclasses the competition in a vehicle with a significantly smaller exterior footprint. • Deep Experience. We have assembled a seasoned management and advisory team with deep experience in the automotive, and EV and technology industries. The management team is rounded out by executives with significant experience. 8

• Strategic Partnerships. We have established strong relationships with suppliers and partners to deliver the Lucid Air, Lucid Gravity, and our Midsize platform vehicles. We have battery cell supply agreements in place with leading suppliers in the EV space and have also begun entering into agreements to help ensure our supply of critical battery precursor materials. Growth Strategy We aim to create opportunity, including in autonomous driving, as an automotive company and a technology provider for other automotive OEMs. • Vehicle Roadmap. We have established a roadmap for future vehicle lines that includes a variety of vehicle types expected to perform well in higher volume segments. After establishing our brand with the Lucid Air and the Lucid Gravity, we plan to offer three new vehicles from our new Midsize platform, enabling sales in some of the highest-volume vehicle segments, which we expect will enable us to leverage economies of scale and significantly improve the efficiency of our operations. We continue to make progress in establishing a strong brand with our customer base in premium vehicle markets across the globe. • International Expansion. We plan to increase our market presence in multiple geographies along with the relevant retail and service footprint across each geographic region. Expanding across global markets is key to achieving the economies of scale needed to become profitable. The expansion is expected to enhance our brand presence and awareness and support our growth objectives. Additional business and distribution models are being implemented to both accelerate speed to market while optimizing resource requirements. With our global expansion, and the addition of fully integrated assembly operations with 150,000 units of planned installed capacity at our AMP-2 facility in Saudi Arabia, we are expanding our manufacturing footprint globally. We anticipate that a localized supply chain, production, distribution and retail network will yield cost savings and lower carbon emissions with shorter transportation distances and better response to the needs of our customers. • Technology Platform & Licensing. Lucid vehicles are engineered to serve as a platform for delivery of new customer services and next generation experiences, including autonomous mobility. In connection with our partnership with Uber and Nuro announced in July 2025, and the closing of a $300 million strategic investment from SMB Holding Corporation (“SMB”), a subsidiary of Uber, we have agreed to deploy a minimum of 20,000 robotaxis. In 2025, we achieved several significant milestones, and we are preparing for an expected first commercial deployment in the San Francisco Bay Area. We anticipate that the demand for high levels of autonomous driving will continue to grow as consumers experience more autonomous technology. We continue to be motivated to achieve a future where transportation is fully sustainable. Our expanding technology partnership ecosystem, combined with potential future sales of our technology platform to traditional automotive OEMs will further accelerate these efforts. Our Vehicles Lucid Air The Lucid Air is the most advanced sedan in the world, featuring California-inspired design and award-winning powertrain technology. As Lucid’s first vehicle, the Lucid Air has established Lucid as the preeminent force in EV technology. Since the first deliveries to customers in October 2021, the Lucid Air has been the benchmark for luxury vehicles and EVs, continuing to grow in popularity. The Lucid Air has earned awards and accolades from around the world, including Motor Trend Car of the year for 2022, World Luxury car in 2023, Car and Driver 10Best in every year since it has been eligible, EV of the Year/Car of the Year from world-renowned tech reviewer Marques Brownlee for 2024, and German Performance Car of the Year in 2025. The Lucid Air is offered in an array of trims and configurations at different price points with distinct superlatives. The 2026 Air Pure offers a remarkable 420 miles of EPA-estimated range (when equipped with 19” wheels), with just an 84-kWh battery pack, and thus achieves a landmark 5.0 miles per kilowatt hour of energy; with an official EPA-rated 146 MPGe, the Air Pure is the most efficient vehicle on the market today. With 512 miles of EPA-estimated range (when equipped with 19” wheels), the Lucid Air Grand Touring continues to lead the market in range by a significant margin, enabled by advancements in Lucid’s electric powertrain technology. The Lucid Air Sapphire is the highest- performance version of the Lucid Air, boasting 1,234 horsepower from three motors, 427 miles of an EPA-estimated range, the ability to accelerate from zero to 60 miles per hour in 1.89 seconds, and a quarter-mile time of 8.95 seconds. 9

Lucid Gravity The Lucid Gravity, for which we began production in December 2024, reimagines what an SUV can be, and is conceived from the ground up to offer a previously impossible combination of features. Enabled by Lucid’s revolutionary technology, the Lucid Gravity provides the interior space and practicality of a full-size SUV within the exterior footprint of a mid-size SUV. As a result, it provides a sophisticated space for up to seven adults, game-changing versatility, and an unparalleled driving experience. Leveraging Lucid’s in-house powertrain technology, we have engineered the Lucid Gravity Grand Touring to deliver up to 450 miles of EPA-estimated range (when equipped with 20”F/21”R wheels and configured as a 2-row, 5-seat vehicle), while the only other competitive vehicle on the market today offering comparable driving range requires a battery pack over 60 percent larger in capacity. The Lucid Gravity has distinguished itself with an exceptional collection of accolades, including EV of the Year from world-renowned tech reviewer Marques Brownlee for 2025, Car and Driver’s prestigious 10Best Trucks and SUVs list for 2026 as the sole EV honored, Esquire Car of the Year for 2026, and Good Housekeeping Best Luxury EV for Families for 2026. We designed the Lucid Gravity to share components with the Lucid Air where optimal, and we continue to evaluate opportunities to apply components developed for the Lucid Gravity to the Lucid Air, further expanding the number of common parts while also enhancing the customer experience in the Lucid Air. We anticipate these measures will enable efficiency in design, engineering, and capital expenditure deployment for the Lucid Gravity. The Lucid Air and the Lucid Gravity are software-defined vehicles, designed to improve over time, with OTA software updates and key hardware already in place in the vehicle. This holistic systems approach to the integration of hardware and software is what allows us to provide these continuous OTA updates. As discussed in “— Technology” below, the Lucid Air and the Lucid Gravity are underpinned by the Lucid Electric Advanced Platform (“LEAP”), which is designed with adjustability to support multiple vehicle variants to enable greater capital efficiency and speed to market. Future Vehicle Programs We started by manufacturing higher-end vehicles to establish our brand. We expect to progress to higher-volume vehicle segments over time, which require a higher throughput from manufacturing and distribution. Beyond the Lucid Air and the Lucid Gravity, we plan to expand our vehicle lineup with vehicles built on a new Midsize platform, with which we intend to enter lower-price and higher-volume vehicle segments. The Midsize platform is currently in advanced stages of development and is scheduled to start production in late 2026. Technology We are a technology company that has set new standards for sustainable transportation. We have done so in part by developing proprietary EV technology in-house. Core to our DNA is the achievement of technical excellence. Our in-house engineering team is focused on delivering innovation in all facets of vehicle development, including hardware and software development, vehicle design, and passenger comfort. The development of the Lucid Air and the Lucid Gravity have been predicated on the premise that miniaturizing the powertrain would allow us to redesign what a passenger vehicle can be from the ground up. We have refined our battery systems over many years in real-world applications, including more than 445 million miles of vehicle testing and the supply of battery packs to all teams in the world’s premier EV open wheel racing series. We have used the data accumulated from these activities to refine our technology and thoughtfully develop the Lucid Air, and subsequently the Lucid Gravity. We believe our in-house research and development organization establishes us as a leader across multiple technologies and areas of expertise. Our technological achievements include significant advancements to the core technologies that enable our EVs to offer a combination of features not available elsewhere on the market. Areas where our in-house engineering has driven advancement include: • Battery Pack. The Lucid Air’s battery pack translates our motorsport experience and more than 445 million miles of real-world testing into a compact and energy dense unit that was developed in-house with a clean-sheet approach to engineering. The battery pack is designed to be scalable and modular, providing opportunities for cost and range variations. This modular approach also supports our vision to revolutionize EV technology through mass industrialization. Our single piece injection molded battery module is race derived yet designed for mass production, with electrical “bus bar” connectors that are integrally captured in the molding in a single operation – a significant technological advancement. 10

We designed our battery pack for performance, with low resistance cell designs coupled with advanced cell end-cooling to allow for improved battery cooling efficiency. This efficiency ultimately drives a downsizing of the cooling system and thereby further increases range. Using the same system-level optimization strategy, the battery cells incorporated into our battery packs are meticulously co-designed with our industry-leading suppliers to target the optimal trade spaces between energy density, recharge/ discharge rates and other characteristics, to create a pack that delivers energy and power at the vehicle level that surpass the pareto frontier of the rest of the industry. We transferred the technology developed for the battery pack in the Lucid Air to the Lucid Gravity, which provides the basis for a more advanced design we are industrializing and optimizing for our Midsize platform vehicles, and to technologically adjacent markets. See “— Growth Strategy.” • Integrated Electric Motor, Inverter and Transmission Drive Unit. For our motor and gearbox system, we have developed permanent magnet motors in-house. Combining these motors with an inverter and an integrated gearbox and differential creates an advanced electric drive unit that weighs just 163 lbs. (74kg) and is small enough to fit inside a carry-on travel roller bag. This drive unit is both powerful and efficient, offering torque to deliver the exceptional performance that our vehicles are known for while remaining incredibly small and lightweight, giving the passengers luxurious amounts of space and utility in a relatively compact vehicle footprint. The drive unit used in the Lucid Air and the Lucid Gravity can generate up to 670 horsepower with a power density up to 9.0 horsepower per kg, depending on vehicle trim and variant. This compactness allows for one, two or even three units to be used to power a Lucid Air or Lucid Gravity. We applied the same drive unit architecture and design philosophy to create a bespoke product for the world’s premier EV open wheel racing series with a power density of over 14.5 horsepower per kg. The enablers of these electric motor characteristics include a set of inventions that are part of our intellectual property portfolio. Most notably, a new motor winding technology offering increased power output and reduced electrical losses. The motor also features an innovative patented cooling system that more effectively removes heat from the stator winding, reducing losses and boosting efficiency. The compactness of our electric drive units lays the foundation for the Lucid Space Concept vehicle design approach. The patented, fully integrated transmission and differential also contribute to this approach. Together, these components comprise a unified, integrated rotational system that is both lightweight and extremely efficient. Additionally, we leverage high voltage, silicon-carbide metal–oxide–semiconductor field-effect transistor (“MOSFET”) devices in our inverters to increase efficiency, especially in real- world driving conditions. A new drive unit architecture, Atlas, is planned to go into production for our Midsize platform vehicles and is expected to further advance the state-of-the-art and with fewer components, lower cost and further improved efficiency. • Bi-directional Charging. Lucid’s high voltage architecture, capable of supporting 900V+, and our Wunderbox are key enablers inside the Lucid Air and the Lucid Gravity electrical platforms. We designed the Wunderbox to enable ultra-fast DC and bi-directional AC charging with proprietary technology. It is a multi-function unit, developed in-house to help ensure compatibility with various charging stations and power levels, from Level 1 AC up to Level 3 DC fast charging. It also enables “boost-charging” when needed, such as when connected to 400V DC charging infrastructure. In addition, we designed the Wunderbox to enable a wide array of future-ready, bi-directional power delivery features, such as vehicle-to-grid (“V2G”) applications for situations such as managing home power outages. We also launched RangeXchange, an innovative new feature enabling the Lucid Air and the Lucid Gravity to directly charge another EV. This capability is enabled by our bi-directional charging technology built into every vehicle via an OTA software update, as well as the available RangeXchange adapter. This holistic systems approach to the integration of hardware and software is what allows us to provide these value-add updates and truly sets us apart in the automotive industry. • Software System. The Lucid Air and the Lucid Gravity are true software-defined vehicles. With software-enabled future-ready hardware, Lucid vehicles can evolve over time to best meet customer needs long after they take delivery. With highly advanced processing capabilities, the system leverages data analytics and OTA updates to improve and refresh the vehicle over time. We deploy frequent OTA software updates that provide new features, improvements, and bug fixes. 11

• Controls Software. The core technology in the Lucid Air and the Lucid Gravity is fully conceived in-house. This includes a state-of- the-art computing platform, using our Ethernet Ring architecture, as well as intelligent fuse boxes and future proofed advance lighting systems, which is able to be upgraded with software to enable additional and improved features related to performance, range, and user experience. In 2023, with the release of the Lucid Air Sapphire, an In-House Traction Control and Torque Vectoring system was designed, implemented, and calibrated on various surfaces, delivering the performance attributes which gained broad acclaim. In 2024, with the Lucid Air rear-wheel drive, we developed Regen Traction Control to improve the performance of the vehicles in regen mode. In 2024, we also introduced a no-regen mode as an additional option for Lucid Air customers. • Boost Charging Through Drive Unit. In April 2025, we executed a major change to the rear drive unit which allowed it to be used as a boost converter. We made other major modifications to the body and high voltage architecture to relocate and change the charge port from the Combined Charging System (“CCS”) to the North American Charging Standard (“NACS”). These changes enabled Lucid Gravity Grand Touring, which utilizes a 900V+ high voltage architecture, to charge at 220+ kW natively on the 400V Tesla V3 Supercharger Network, while also allowing for 400 kW charging on 1000V chargers. • Lucid DreamDrive. The Lucid Air is equipped with an extensive sensor suite, high on-board computing power, back-up systems for ADAS and, over time, increased levels of automation. With up to 32 ADAS sensors onboard, the Lucid Air features one of the most comprehensive sensor suites among currently available production vehicles. The Lucid Air includes certain features with Level 2 ADAS functionality and is capable of software upgrades via OTA updates. Further, by collecting and analyzing fleet data, we continue to enhance our ADAS features and improve the Lucid experience. • ADAS and Autonomous Vehicles (“AV”) Capabilities. Lucid Gravity builds on the success of the Lucid Air with the next-generation DreamDrive 2 system. This system features significantly increased compute capability and higher-resolution sensors. Drive Assist and Lane Change Assist are now provided on all Lucid Gravity vehicles as standard features, providing Level 2 hands-on lane centering in all operational domains, as well as driver-initiated lane changes. In August 2025, we introduced an OTA update to the Lucid Air, the Hands-Free Driving Assist and Hands-Free Lane Change Assist features. These features are also currently in development for Lucid Gravity, and are expected to be rolled out via OTA updates to vehicles equipped with the DreamDrive 2 Pro system in 2026. In October 2025, we announced a new roadmap for ADAS and autonomous driving, turbocharged by NVIDIA Corporation (“NVIDIA”) DRIVE AV platform. It begins with eyes-on, point-to-point driving (“Level 2++”) for the Lucid Gravity and the Company’s upcoming Midsize vehicles and ultimately aims to be the first Level 4 consumer owned autonomous vehicle. To achieve Level 4, we intend to leverage NVIDIA’s multi-sensor suite architecture, including cameras, radar, and lidar. This next-generation AI computing platform, with its centralized architecture and redundant processors, is expected to unify all automated driving functions, enabling a seamless evolution through the autonomy spectrum. • Advanced Safety Performance. In November 2025, the Euro New Car Assessment Program (“NCAP”) awarded the Lucid Gravity a 5-star safety rating, an achievement received by the Lucid Air in 2022. This was achieved through a combination of advanced Active Safety features introduced with DreamDrive 2 and enhanced passive safety elements built into the structural design of every Lucid Gravity vehicle. • Lucid’s Micro Lens Array (“MLA”) Lighting. A revolution in optical technology, our MLA was created in-house and allows more accurate control over the intensity distribution of the headlamp than conventional technologies. In a very compact form factor, the technology delivers exceptional contrast, high peak intensity, and high color uniformity. This technology enables a long-illuminated distance in low-beam mode with good visibility on both sides of the road and low glare for oncoming traffic. The MLA also allows angular distribution adaptation without mechanical movement of the light module only by changing the electrical current to the LED. For example, it can change the beam pattern from a more range focused brighter narrow beam on a highway to a broader mid-distance focused beam in cities or improve illumination of the roadside in curves or intersections. Manufacturing We built North America’s first greenfield, purpose-built EV manufacturing facilities, in Casa Grande, Arizona. Lucid’s manufacturing activities are carried out at our vehicle manufacturing plant, AMP-1. An emphasis on vertical integration of manufacturing capabilities provides us the opportunity to control our technology roadmap, ensure a high degree of quality control, and improve product margins relative to an outsourced manufacturing arrangement. This vertical integration has allowed us to use decades of industry experience to achieve greater capital efficiencies, greater operational efficiencies, and consistent production quality. We began the production of the Lucid Air at AMP-1 in September 2021. The manufacturing expansion of phase 2 at AMP-1 kicked off in mid-2021, adding approximately 3 million square feet of manufacturing space to our facility. In September 2023, we began producing vehicles at the AMP-1 phase 2 expanded facility, using innovative production processes and state-of-the-art equipment. 12

In 2024, we completed the phase 2 expansion project for all key manufacturing activities at AMP-1, including paint shop, stamping, a new body shop for the Lucid Gravity, and a majority of our powertrain shop. Our AMP-1 phase 2 facility currently manufactures the Lucid Air and the Lucid Gravity. These expansion activities resulted in 90,000 units per year of installed capacity. In the fourth quarter of 2024, we started to shift operations at the Lucid Powertrain Manufacturing-1 (“LPM-1”) plant from dedicated powertrain manufacturing to remanufacturing. In 2025, we substantially transitioned LPM-1 to remanufacturing while we housed dedicated powertrain operations at AMP-1 phase 2. In September 2023, we opened AMP-2, which was Saudi Arabia’s first-ever car manufacturing facility and our first manufacturing facility outside the United States, where we commenced SKD assembly operations. The facility’s initial operation is re-assembly of SKD Lucid Air and Lucid Gravity vehicle “kits” that are pre-manufactured at AMP-1. It has installed annual capacity of 5,000 vehicles with the intent to scale up operations to meet demand in the Middle East. In 2024, we started the expansion of our AMP-2 facility to enable CBU unit production with target installed annual capacity of 150,000. Once completed, AMP-2 is expected to have all the key manufacturing activities including stamping, body in white, painting, general assembly, and eventually powertrain production. Supply Chain Our vehicle contains thousands of parts and materials from suppliers around the globe. Lucid’s sourcing plans utilize a comprehensive qualification process to assess technical capability, quality, cost, applicable tariffs, footprint, etc. Challenges in supply chain remain, so collaborative relationships are essential. Lucid works closely with suppliers in the upfront development process and in supporting production needs and requirements while aiming to reduce exposure to tariffs. We have multiple multi-year sourcing agreements for lithium-ion batteries, a key component of our battery system with suppliers, and have announced long-term critical minerals sourcing partnerships. Go-To-Market Strategy Our typical customer journey begins through our advanced digital platform. We use several channels to educate customers regarding our brand identity, explain the advantages of our technology, highlight the people behind our design and technology, and provide an easy gateway for ordering and ownership. Our goal is to cultivate brand loyalty and affinity with our customers. Our direct-to-consumer model allows customers the option of building vehicles to order or selecting from available cars via our digital platform. On the website, customers can experience our online vehicle configurator, which provides an opportunity to explore trims, colors, and features to determine the perfect Lucid for their needs. From there, we provide the customer with the option to either schedule a test drive, place an order online, contact our sales department, or visit one of our retail stores or gallery locations, which we refer to as “Studios.” This sales model, combined with a digitally enhanced luxury experience through our website and a refined in-store experience, creates opportunities to tailor to each customer’s purchase and ownership preferences and provide us with a level of control and refinement essential to building loyalty and ambassadorship among our intenders and customers. Through our omni-channel approach, Lucid intenders have the option to visit a Studio in person, make their inquiries entirely online, talk to an inside sales representative, or enjoy a combination of the three experiences with seamless handoffs. In developing our Studios, we have built a network of retail spaces to enable customers to experience the brand and our products in locations that underscore our design aesthetic and allow the customers to experience our full product breadth through different sensory tools. Like the Lucid Air and the Lucid Gravity, the interiors of Lucid Studios showcase color and material themes that represent specific locations within California as well as our focus on innovation with immersive technology experiences. We intend our Studios to provide a pressure-free environment for our customers to comfortably experience the brand and our products. Lucid Studios draw inspiration from the beauty and innovation of our home state of California. Retail locations serve both as our sales channels and marketing tools in high-foot-traffic locations within urban areas. As of December 31, 2025, we had 62 Studios and service center locations opened, including locations in North America, Europe, and the Middle East markets. We expect to increase coverage throughout these regions in 2026. Expanding our presence in existing and new geographies will increase our customer convenience, share of total addressable market, and overall brand awareness and consideration. In addition to our direct-to-consumer approach, we plan to commence expansion globally through third-party distribution channels. This strategy introduces importer, dealer, agent, and authorized repairer concepts to complement our existing retail footprint. These partnerships are expected to allow us to accelerate market penetration and scale our operations efficiently across diverse regions. By combining direct and indirect distribution models, we aim to maximize reach, enhance customer accessibility, and strengthen brand presence globally. With a focus on convenience, our service operations include vehicle and customer support through our network of brick-and-mortar service centers, and at customers’ physical locations through our mobile service offerings. Customers are also served through certified partners for roadside assistance and collision repairs. We designed our vehicles to enable OTA updates and remote diagnostics. 13

We leverage third-party charging networks in our market regions, rather than investing heavily in proprietary fast-charging infrastructure or high-power networks. Our Lucid App provides customers seamless Plug and Charge (“PnC”) access at partnering networks in North America and Europe, ensuring convenient charging options. On January 31, 2025, our customers gained access to Tesla’s supercharging network in addition to the vast CCS infrastructure, which is expected to significantly enhance convenience and reduce concerns related to range anxiety. The Lucid Gravity vehicles gained access to the Tesla Supercharger network with native NACS charge port in the first quarter of 2025, while the Lucid Air vehicles gained access to the Tesla Supercharger network, via an adapter, in the third quarter of 2025. For at home charging, the Lucid Connected Home Charging Station can be installed to provide convenient, simple, and seamless charging at home, or the Lucid mobile charging cable can plug into a variety of household outlets. The Lucid Air and the Lucid Gravity support V2V charging and we expect to support further bi-directional capabilities with our vehicles and Lucid Connected Home Charging Station. We have an agreement with the Government of Saudi Arabia, as represented by the Ministry of Finance, under which the Government of Saudi Arabia and its entities and corporate subsidiaries and other beneficiaries undertook to purchase up to 100,000 vehicles, with a minimum purchase quantity of 50,000 vehicles and an option to purchase up to an additional 50,000 vehicles over a ten-year period. We believe that our customer traction is strong and will continue to grow as we expand our footprint in Saudi Arabia. Government Regulations and Credits Environmental Regulations We operate in an industry that is subject to extensive environmental regulations. The laws and regulations to which we are or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation, and disposal of hazardous materials; the protection of the environment, natural resources, and endangered species; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue our operations. Environmental standards applicable to us are established by United States laws and regulations and those of other jurisdictions in which we operate, standards adopted by regulatory agencies and the permits and licenses we are required to obtain. Each of these sources is subject to periodic modifications. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses. Regulatory Credits Various jurisdictions have regulatory schemes to control emissions or fuel economy from automobiles through the creation of standards and tradeable credits. The manufacture, sale, or registration of ZEVs in certain regions will generate regulatory credits Lucid can bank or sell to other manufacturers that do not comply with regulatory standards. At the U.S. federal level, credits may include Corporate Average Fuel Economy (“CAFE”) credits under U.S. Department of Transportation standards, greenhouse gas (“GHG”) and other emission limitations credits from EPA programs. Similar national-level programs exist in other markets, including the European Union, Switzerland, Canada, and Saudi Arabia. It may also include credits in up to 17 U.S. jurisdictions referred to collectively as the “ZEV States” that require compliance with ZEV program mandates (California, Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Rhode Island, Vermont, Washington, and the District of Columbia), although the current U.S. Administration has taken action to revoke the authority of ZEV States to enforce these regulations and the issue is now pending in litigation. Low-Emission Vehicle (“LEV”) credits may also be generated and sold in California and most of the ZEV States plus Pennsylvania. We believe the recent proposal to lower the U.S. federal fuel economy standards could have the market effect of reducing pressure on other automakers to innovate, leading them to scale back EV and efficiency investments and thereby creating a long-term competitive advantage and market opportunity for Lucid. Other Credits, Incentives, and Mandates We may benefit from additional opportunities under other government laws and regulations. We are eligible for various tax credits, abatements and other benefits, including: the federal 45X Advanced Energy Production Credit; the Qualified Facilities tax credit in Arizona; the EPIC 4 Investment Program in California, a California sales and use tax exclusion under the California Alternative Energy and Advanced Transportation Financing Authority; and other hiring and job training grants and income tax credits in Arizona, California, and Michigan. Our vehicles may also be eligible for purchase incentives in certain jurisdictions, such as Norway, and certain U.S. states. 14

Some jurisdictions, such as the European Union (“EU”), have announced a requirement for the sale of ZEV as of a certain year, and Lucid as an EV manufacturer is already able to comply with these requirements across our entire product portfolio as we expand. Our competitors by contrast will need to reconcile assets, workforces, and intellectual property designed for ICE vehicles to these mandates. EPA Emissions and Certificate of Conformity The U.S. Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (“CARB”) certifying that our vehicles comply with applicable emissions requirements. A Certificate of Conformity is required for vehicles sold in the United States, and an Executive Order from CARB is required for vehicles sold in states that have adopted California standards. CARB sets the California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California. States that have adopted the California emission standards as approved by EPA also recognize the CARB Executive Order for sales of vehicles. In addition to California, there are 16 states plus the District of Columbia that have adopted California’s stricter emissions LEV standards, including Colorado, Connecticut, Delaware, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Pennsylvania, Rhode Island, Vermont, and Washington. Although our vehicles have zero emissions, we are required to seek an EPA Certificate of Conformity and, for vehicles sold in California or any of the other 17 U.S. jurisdictions that have adopted the stricter California emission standards, a CARB Executive Order. Vehicle Safety and Testing Our vehicles are subject to, and are required to comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including applicable U.S. Federal Motor Vehicle Safety Standards (“FMVSS”). The Lucid Air and the Lucid Gravity fully comply with all applicable FMVSS without any exemptions, and we expect our future vehicles to either fully comply or comply with limited exemptions related to new technologies. Additionally, there are regulatory changes being considered for several FMVSS, and while we anticipate compliance, there is no assurance that we will comply with such changes under the final versions as enacted. We must self-certify that our vehicles meet all applicable FMVSS, as well as the NHTSA bumper standard, or otherwise are exempt, before our vehicles can be sold in the United States. Numerous FMVSS will apply to our vehicles, such as crash-worthiness requirements, crash avoidance requirements and EV-specific requirements. We are also required to comply with other federal laws and regulations administered by NHTSA, including, among other things, ensuring our vehicles do not contain defects related to motor vehicle safety, recall requirements, the CAFE standards, Theft Prevention Act standards, consumer information labeling requirements, reporting required notices, bulletins and other communications, Early Warning Reporting, foreign recall reporting, parts content disclosures and owner’s manual requirements. The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. In addition, this law requires inclusion of city and highway fuel economy ratings, as determined by the EPA, as well as crash test ratings as determined by NHTSA if such tests are conducted. We intend to continue expanding our offerings outside of the United States, and in connection with such expansion, our vehicles will be subject to foreign safety, environmental and other regulations. Many of those regulations are different from those applicable in the United States and may require redesign or retesting. For example, the EU has established approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each EU member state. In addition to the various territorial legal requirements we are obligated to meet, the Lucid Air has earned five-stars, the highest possible overall safety rating, from the two main voluntary vehicle safety performance assessment programs, the NHTSA NCAP and Euro NCAP. These programs have introduced several additional safety related tests aimed at improving the safety of passenger vehicles, both for occupants and pedestrians involved in collisions with vehicles. Some of these tests are derived from legal requirements, such as side impact, but have higher performance requirements. Others are unique to the programs. These safety tests included the following: • Mobile Progressive Deformable Barrier; • Full Width Rigid Barrier; • Mobile Side Impact Barrier; • Side Pole; • Far Side Impact; • Whiplash; • Vulnerable Road Users (Pedestrians and Cyclists); • Safety Assist; and • Rescue and Extrication. 15

ADAS Regulations We have equipped our vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and self-driving vehicles are evolving globally, and in some cases may create restrictions on advanced driver assistance or self-driving features that Lucid may develop. While there are currently no U.S. federal regulations specifically pertaining to autonomous vehicles or autonomy equipment, NHTSA has published recommended guidelines on autonomous vehicles and retains the authority to investigate and act on the safety of any vehicle, equipment or features operating on public roads. Certain U.S. states also have legal restrictions on the operation, registration or licensure of autonomous vehicles, and many other states are considering similar restrictions. This regulatory patchwork increases the legal complexity with respect to autonomous vehicles in the United States. In markets that follow the regulations of the United Nations Economic Commission for Europe (“UNECE”), some requirements restrict the design of advanced driver assistance or autonomous features, which can compromise or prevent their use entirely. Other applicable laws, both current and proposed, may hinder the path and timeline to introducing such features in the markets where they apply. Jurisdictions, including China, have implemented autonomous vehicle regulation while others continue to consider new regulation. Any implemented regulations may differ materially from those in the United States and Europe, which may further increase the legal complexity of advanced driver assistance and autonomous features and limit or prevent certain features. Automobile Manufacturer and Dealer Regulation In the United States, state laws regulate the manufacture, distribution, sale and service of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to residents. Certain states do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer or otherwise restrict a manufacturer’s ability to deliver or service vehicles. To sell vehicles to residents of states where we are not licensed as a dealer, we expect to conduct the transfer of title out of the state. In certain such states, we expect to open Studios that serve an educational purpose and where the title transfer may not occur. Some automobile dealer trade associations have challenged the legality of our operations and direct selling operations by OEMs in court and have used administrative and legislative processes to attempt to prohibit or limit such OEMs’ ability to operate existing stores or expand to new locations. Certain dealer associations have also actively lobbied state licensing agencies and legislators to interpret existing laws or enact new laws in ways not favorable to our planned direct sales and service model. We expect dealer trade associations to continue to lobby state licensing agencies and legislators to interpret existing laws or enact new laws in ways not favorable to our business model; however, we intend to oppose such efforts to limit our ability to operate and intend to proactively support legislation, and litigation when necessary, that enables our business model. Battery Safety and Testing Regulations We design our battery packs to conform to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the U.N. Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related U.N. Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. We plan to complete all applicable transportation tests for our battery packs, demonstrating our compliance with applicable regulations. We use lithium-ion cells in the high voltage battery packs in our vehicles. The use, storage and disposal of battery packs is regulated under federal and state laws. We also design our battery packs to comply with the UNECE R100 regulation necessary for type approval in the EU as well as the CE requirements necessary to import or sell EVs in the EU. Our battery packs are tested for compliance with applicable requirements of the UNECE Manual of Tests and Criteria demonstrating our ability to ship battery packs by any method. These tests include: • Altitude simulation — simulating air transport; • Thermal cycling — assessing cell and battery seal integrity, as well as cell and battery thermal stability; • Vibration — simulating vibration during transport; • Shock — simulating possible impacts during transport; and • External short circuit — simulating an external short circuit. We equip our battery systems with a set of passive and active safety features to help ensure the battery always operates within the design envelope and fails safe in case of abnormal conditions. 16

We test our battery packs for compliance with applicable requirements of the UNECE R100 regulation demonstrating battery safety. These tests include: • Vibration — simulating vibration during driving; • Thermal cycle — assessing pack thermal stability in elevated temperatures; • Fire resistance — assessing the ability of the pack to sustain exposure to large flames without explosion; • External short circuit — assessing the ability of the pack to fail safe when exposed to external short circuit; • Overcharge protection — assessing the ability of the pack to fail safe when it is attempted to overcharge; • Overdischarge protection — assessing the ability of the pack to fail safe when it is attempted to overdischarge; • Overtemperature protection — assessing the ability of the pack to fail safe when it overheats; • Overcurrent protection — assessing the ability of the pack to fail safe when it is exposed to overcurrent conditions; • Thermal event warning — assessing the ability of the pack to detect a thermal event and generate a warning to the driver; and • Thermal propagation — assessing the ability of the pack to tolerate a single cell thermal event safely. Data Privacy and Cybersecurity Regulation We are subject to, or otherwise affected by, a variety of increasingly stringent federal, state, local and international laws and regulations relating to data privacy and cybersecurity, including, among other laws and regulations, contractual obligations, and industry standards that impose certain obligations and restrictions with respect to the processing of personal information of our employees, customers, and other third- party individuals. The U.S. Department of Commerce’s Bureau of Industry and Security Connected Vehicles Rule, the EU’s General Data Protection Regulation (“GDPR”), Cyber Resiliency Act, Data Act and AI Act, as well as other global regulations such as the United Kingdom General Data Protection Regulation (i.e., a version of the GDPR as implemented into the law of the United Kingdom), Saudi Arabia’s Personal Data Protection Law (“PDPL”), the rules and regulations promulgated under the authority of the Federal Trade Commission of the United States, the Gramm Leach Bliley Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), certain other comprehensive state data privacy and cybersecurity laws and regulations, and various state data breach notification laws. As our go-to-market business strategies change, including future expansion through potential importer, dealer, agent, and authorized repairer agreements, our data privacy risk profile changes as well, and we will need to manage against the applicable data protection rules and regulations taking into account these business models. We are also impacted by regulations obligating us to share vehicle repair-related information with third parties, including repair shops and repair tool hardware developers, under what are commonly called “right-to-repair” laws in both the U.S. and EU. In addition, the UNECE has introduced regulations governing connected vehicle cybersecurity in the EU which are mandatory for all new vehicle types from July 2022 and all new vehicles produced from July 2024, and we are required to comply with the vehicle certification process and maintenance of a Cybersecurity Management System. See “Risk Factors — Risks Related to Cybersecurity and Data Privacy” for more information regarding applicable cybersecurity and data privacy laws and regulations and risks related to cybersecurity and data privacy and “Item 1C — Cybersecurity” for more information regarding our cybersecurity risk management program. Competition We face competition from both traditional automotive OEMs and newer companies focused on electric and other alternative fuel vehicles. We expect this competition to increase, particularly as the transportation sector continues to shift towards low-emission, zero-emission, or carbon neutral solutions. We believe the recent proposal to lower the U.S. federal fuel economy standards could have the market effect of reducing pressure on other automakers to innovate, leading them to scale back EV and efficiency investments and thereby creating a long-term competitive advantage and market opportunity for Lucid. The Lucid Air, the Lucid Gravity, and the upcoming Midsize platform vehicles are expected to compete with both traditional luxury internal combustion vehicles from established automotive OEMs and electric and other alternative fuel vehicles from both new manufacturers and established automotive OEMs, many of which have entered or have announced plans to enter the alternative fuel and EV market. Many major automobile manufacturers, including luxury automobile manufacturers, have EVs available today, and other current and prospective automobile manufacturers are also developing EVs. In addition, numerous manufacturers offer hybrid vehicles, including plug-in versions, with which our vehicles also compete. We believe the primary competitive factors on which we will compete include, but are not limited to: • product quality, reliability and safety; • range, efficiency and charging speeds; 17

• product performance; • technological innovation, including with respect to ADAS features; • access to charging options; • design, styling, and luxury; • service options and customer experience; • management team experience at bringing EV and other disruptive technologies to market; • manufacturing efficiency; • brand recognition and prestige; and • product price. We believe that we compete favorably on the basis of these factors. However, many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing and other resources than us. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their products. Additionally, many of our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships, and other tangible and intangible resources that exceed ours. Furthermore, many of our competitors operate with a traditional sales and dealer distribution model for vehicles that may be viewed more favorably by potential customers. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions or joint venture agreements in the EV and luxury automotive markets may result in even more resources being concentrated in our competitors. Intellectual Property Intellectual property is important to our business. Our commercial success depends in part on our ability to obtain, maintain, enforce, defend, and protect the intellectual property and other proprietary technology that we develop; to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others; and to prevent others from infringing, misappropriating or violating our intellectual property and proprietary rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, know-how, continuing technological innovation, confidential information, and other measures to develop and maintain our proprietary position including through employee, contractor, consultant and third-party nondisclosure and invention assignment agreements, and other contractual arrangements. Regardless of the coverage we seek under our existing patent applications, there is always a risk that alterations from our products or processes may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued and courts can reinterpret patent scope after issuance. Many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot provide any assurance that any patents will be issued from our pending or any future applications or that any current or future issued patents will adequately protect our intellectual property. For this and other risks related to our intellectual property, proprietary technology, inventions and improvements, please see the section entitled “Risk Factors — Risks Related to Our Business and Operations — Risks Related to Intellectual Property.” As of December 31, 2025, we owned approximately 231 issued U.S. patents, 149 pending U.S. patent applications, 122 issued foreign patents, 243 pending foreign patent applications and 47 pending Patent Cooperation Treaty patent applications. As of December 31, 2025, we also owned approximately 18 registered U.S. trademarks and 13 pending U.S. trademark applications, as well as 517 registered foreign trademarks and 34 pending foreign trademark applications in approximately 33 countries worldwide in addition to the EU. As of December 31, 2025, we also owned approximately 79 issued U.S. design patents and 23 pending U.S. design patent applications, as well as 269 issued foreign design patents/industrial designs and 13 pending foreign design patent/industrial design applications. We expect to develop additional intellectual property and proprietary technology as our engineering and validation activities proceed. Technologies that we have and intend to invest in and develop include engineering software, powertrain systems and controls, infotainment, cybersecurity, telematics and electrical architecture hardware and software. As we develop our technology, we will continue to build our intellectual property portfolio, including by pursuing patent and other intellectual property protection when we believe it is possible, cost- effective, beneficial, and consistent with our overall intellectual property protection strategy. 18

In addition to the intellectual property that we own, we also procure key technologies under our supply chain agreements, and we license key technologies under our license agreements. See “— Our Vehicles” and “— Technology” above for more information. The terms of individual issued patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application, assuming the patent has not been terminally disclaimed over a commonly-owned patent or a patent naming a common inventor, or over a patent not commonly owned but that was disqualified as prior art as the result of activities undertaken within the scope of a joint research agreement. The life of a patent, and the protection it affords, is therefore limited and once the patent lives of our issued patents have expired, we may face competition, including from other competing technologies. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. The actual protection afforded by a patent may vary from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of patent term adjustments or extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. As a result, our owned patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, we rely upon trade secrets, know-how, confidential information, unpatented technologies, continuing technological innovation, and other proprietary information to develop, protect, and maintain our competitive position and aspects of our business that are not amenable to, or that we do not presently consider appropriate for, patent protection and prevent competitors from reverse engineering or copying our technologies. However, the foregoing rights, technologies and information are difficult to protect. We seek to protect them by, in part, using confidentiality agreements with our employees, contractors, consultants, and any potential commercial partners and collaborators and invention assignment agreements with our employees. We also have implemented or intend to implement confidentiality agreements or invention assignment agreements with our selected contractors, consultants, and potential commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information or technology. In addition, our trade secrets may otherwise become known or be independently discovered by our competitors. To the extent that our commercial partners, collaborators, employees, contractors, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Our commercial success will also depend in part on not infringing, misappropriating or otherwise violating the intellectual or proprietary rights of third parties. The issuance of third-party patents could require us to alter our development or commercial strategies, change our products or processes, obtain licenses to additional third-party patents or other intellectual property or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products or technologies may have an adverse impact on us. Given that patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the patent protection being sought by third parties and the priority of inventions covered by such patent applications. Moreover, we may have to participate in interference, revocation, derivation, re-examination, post-grant review, inter partes review or opposition proceedings brought by third parties or declared by the U.S. Patent and Trademark Office or an equivalent foreign body. See “Risk Factors — Risks Related to Our Business and Operations — Risks Related to Intellectual Property” for more information regarding these and other risks related to our intellectual property portfolio and their potential effect on us. HUMAN CAPITAL RESOURCES At Lucid, we strongly believe in the power of our talented employees and partners to create, build, and support the world’s most advanced EVs available in the market. We seek to attract and retain employees whose respective professional and personal backgrounds can help craft an unparalleled suite of state-of-the-art, technologically advanced, California-inspired vehicles for consumers worldwide. Towards these goals, as of December 31, 2025, we had approximately 9,000 employees globally. Our employees are primarily based at our headquarters in Newark, California, at our regional headquarters in Riyadh, Saudi Arabia, at our satellite locations in Southfield, Michigan and Phoenix, Arizona, at our EV manufacturing facilities in Casa Grande, Arizona, and King Abdullah Economic City (“KAEC”), Saudi Arabia, and at our retail stores and service centers throughout the U.S. and Canada, Europe, Saudi Arabia, and United Arab Emirates. As we continue the expansion of the AMP-2 CBU facility in 2026, we anticipate a corresponding increase in our workforce in Saudi Arabia. We believe that our mission-first passion to advance the state-of-the-art of EV technology for the benefit of all would not be possible without a broad array of experiences and professional and personal backgrounds across our team. 19

Our Culture When design is led by inspiration, invention by insight, and engineering by experience, we believe that anything is possible. Our relentless focus on innovation and improvements in service of our customers moves us toward a future where you no longer must choose between doing great things and doing the right thing. We are a collective of future visionaries; those who can think and do differently, that thrive on challenge and collaboration. Inspired by infinite possibilities, we strive to make a profound difference in the world. We are a team that values innovation, harnesses our passions, and embraces the entrepreneurial mind of limitless potential. We recognize, welcome, and appreciate the unique experiences and a broad range of perspectives that each of our employees bring with them, that in turn fuel our shared successes. We strive to foster a culture of transparency, accountability, and innovation, where all ideas and concerns can be raised to any member of leadership. It is a core belief that each employee has a unique lens which helps propel Lucid’s mission forward. To that end, we urge all employees to communicate their thoughts and to use any channel they deem warranted to share their perspective towards our mission. This approach helps fuel innovation, prevent stumbling blocks, and engages all employees towards being a member of one, unified team. We bring our core values to life by engaging members of the workforce in helping us define the expected behaviors for each of our values. These values are woven into our performance management systems and help us identify talent. Our values include: • Integrity in Action; • Breakthrough Innovation; • One Team; • Passion for Excellence; • Act With Urgency; • Ownership Mindset; and • Customer Focus. Safety We instill an expectation and culture of safety in our workplace. As a manufacturing company, we are committed to ensuring workplace health, safety and environmental protection for our employees, suppliers, business partners, customers, and all our stakeholders. We protect the health and safety of our employees through a proactive and systematic approach to safety and health management. Our AMP-1 and AMP-2 achieved ISO 45001 and ISO 14001 certifications, which validate our system of continuous improvement to reduce occupational risk and improve worker safety. Each site completes a comprehensive assessment of safety requirements and validates both capability and adherence to meet safety standards. Our Workforce and Commitment to Inclusion At Lucid, inclusion is an essential part of who we are. We value the broad range of perspectives and experiences of our employees who reflect the communities we serve. Our differences spark innovation and drive us forward, which is why we are committed to fostering an inclusive culture that empowers us to bring our best selves to work and achieve our mission to build a better future together. Our people centric and data-driven workforce strategy focuses on three pillars: 1 Growing our workforce by attracting, hiring, and promoting talent from all backgrounds 2 Fostering an inclusive culture by promoting policies, practices, and programs that support and engage all employees 3 Being key contributors to the community by engaging with and investing in local communities where we operate Of note, Lucid sponsors nine employee resource groups to support and empower our employees. Membership in employee resource groups is open to all Lucid employees. 20

Compensation and Benefits We offer competitive compensation to attract and retain the best people in the world, and we help care for our people so they can focus on our mission. Our employees' total compensation package includes market-competitive cash compensation and equity awards. We offer full-time employees equity at the time of hire and through annual equity grants because we want them to be owners of the Company and committed to our long-term success. In 2025, we continued to strengthen our support for employees and their families by maintaining premiums for health insurance plans at 2024 levels. We are pleased to support employees and families through a comprehensive suite of insurance and retirement offerings, most of which can be individually selected by each employee to best fit their needs. ENVIRONMENTAL IMPACT As a technology and EV company focused on efficiently using our planet’s precious resources, we are proud that environmental stewardship has been at the core of our business since day one. We are committed to improving environmental and social impacts while mitigating risks across our value chain and helping ensure a robust governance structure to support our efforts. We believe in the importance of accountability and transparency, and we published our first impact report in 2024 that contains the details of our efforts in these areas. Highlights of our impact include: Product: Efficiency is a key measure of the in-house technology embedded in our products, contributing to our goal of a best-in-class experience for our customers while benefiting the environment. This focus on efficiency enables our vehicles to travel further per kilowatt- hour. Each extra mile that we extract per kilowatt-hour of energy means less energy required, and therefore less environmental impact. This same efficient technology and approach enable the possibility of vehicles with smaller, lower-cost battery packs that retain competitive range, while requiring fewer battery cells per vehicle and lowering our use of resources per vehicle. Responsible Business Strategy: Our dedicated team continues to drive our efforts to implement thoughtful responsible business strategies and programs. We base our priorities on a high-level sustainability materiality assessment to identify key topics for our strategy that we refreshed in 2025. This latest effort includes leadership and thought leader interviews, research on peers, leveraging notable third-party guidelines on priority topics for the industry, and an employee survey. To effectively drive our strategy across our business, we have a dedicated steering committee of senior executives who meet regularly to provide executive sponsorship, cross-functional collaboration, and prioritization for impact initiatives. GOVERNANCE We recognize that sound governance practices are critical to ethical business practices and our overall success as an organization and business. • Corporate Governance: Our corporate governance best practices include: a majority independent Board under SEC and Nasdaq rules; a well-qualified Board with broad range of skills, backgrounds, and experiences; an independent chairman of the Board; and no classified board structure (all directors must be elected every year). • Business Ethics: We have a publicly available Code of Business Conduct and Ethics and a framework to receive and investigate reports of policy violations. The Code of Business Conduct and Ethics is available on our Investor Relations website at https:// ir.lucidmotors.com under the subheading “Governance.” • Compliance: We continue to enhance our compliance program centered around a clear statement of principles and an expectation for both legal compliance and high ethical standards. We intend to achieve these goals through ongoing training of our contractors and employees, due diligence of our suppliers, clear policies and guidelines, internal controls over financial transactions, technological solutions to automate screenings for legal compliance and a reporting hotline which enables employees and service providers to share allegations of any legal or ethical matters on an anonymous basis. AVAILABLE INFORMATION We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We also maintain an Investor Relations website at https://ir.lucidmotors.com. Through our website, we make available, free of charge, the following documents of Lucid as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: Annual Reports on Form 10-K; proxy statements for our annual and special shareholder meetings; Quarterly Reports on Form 10-Q; Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D; and amendments to those documents. Our SEC filings are available on the SEC’s website at www.sec.gov. Our website, the SEC’s website and the information contained therein or linked thereto are not a part of this Annual Report. 21

Item 1A. Risk Factors. A description of the risks and uncertainties associated with our business is set forth below. Investors should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The occurrence of any of the events or developments described below, or of additional risks and uncertainties not presently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations, financial condition and growth prospects. In such an event, the market price of our common stock could decline, and our stockholders could lose all or part of their investment. Risk Factor Summary Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled Item 1A. “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in this section titled Item 1A. “Risk Factors,” alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks include, but are not limited to: • Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of stockholders’ investment. • We have incurred net losses each year since our inception and expect to incur increasing expenses and substantial losses for the foreseeable future. • We may be unable to adequately control the substantial costs associated with our operations. • Failure to attract or retain customers through the purchase process may have a material adverse impact on our business, prospects, results of operations and financial condition. • A global economic recession, downturn or other adverse economic conditions may have a material adverse impact on our business, prospects, results of operations and financial condition. • We currently depend primarily on revenue generated from a limited number of models and anticipate continuing to be significantly dependent on a limited number of models in the foreseeable future. • Our business and prospects depend significantly on our brand. • Our distribution model primarily relies on a direct-to-consumer strategy. • We face challenges providing charging solutions for our vehicles, both domestically and internationally. • If we fail to manage our growth effectively, we may not be able to develop, manufacture, distribute, market and sell our vehicles successfully. • We face risks associated with international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. • The automotive industry has significant barriers to entry that we must overcome in order to manufacture and sell EVs at scale. • The automotive market is highly competitive, and we may not be successful in competing in this industry. • We have experienced and may in the future experience significant delays in the design, launch and manufacture of our vehicles, including the Lucid Air, the Lucid Gravity and our upcoming Midsize platform, which could harm our business and prospects. • Our ability to continue production and grow depends upon our ability to maintain relationships with our existing suppliers and source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships. • We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products, or our inability to efficiently manage these components, could have a material adverse effect on our results of operations and financial condition. • Changes in costs, changes of supply or shortage of materials, in particular for lithium-ion battery cells, could harm our business. • If we fail to successfully construct or tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed. • We have limited experience in high volume manufacture of our vehicles. • If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed. 22

• We have limited experience servicing our vehicles and their integrated software. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition and results of operations may be materially and adversely affected. • Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect our business, prospects, financial condition and results of operations. • We may not be able to accurately estimate the supply and demand for our vehicles, which could prevent us from maximizing our revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays. • Any unauthorized compromise of or access to our products or information technology systems or networks could result in loss of confidence in us and our products, harm our business and materially adversely affect our financial performance, results of operations or prospects. • We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy, cybersecurity, and artificial intelligence, and failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business. • The loss of key employees or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business. • Changes in U.S. trade policy, including the imposition of, or uncertainties surrounding, tariffs or revocation of normal trade relations and the resulting consequences, could adversely affect our business, prospects, results of operations and financial condition. • We are subject to laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations or products, and any failure to comply with these laws and regulations, including as they evolve, could substantially harm our business and results of operations. • We may face regulatory limitations on our ability to sell vehicles directly, which could materially and adversely affect our ability to sell our vehicles. • We may fail to adequately obtain, maintain, enforce, defend and protect our intellectual property and may not be able to prevent third parties from unauthorized use of our intellectual property and proprietary technology, which could harm our competitive position and cause us to incur significant expenses to enforce our rights. • We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all. • We may not be able to realize the anticipated benefits of our agreements with Aston Martin, Uber, and Nuro. • If we identify material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the value of our common stock. • The issuance of additional shares of our common stock or other equity or equity-linked securities, including upon conversion, optional redemption or repurchase of convertible securities, or sales of a significant portion of our common stock, could depress the market price of our common stock. • We are a “controlled company” within the meaning of the applicable Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are not controlled companies. • The PIF and Ayar beneficially own a significant equity interest in us and have significant influence over us. • Our Redeemable Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are senior to the rights of, our common stockholders. Risks Related to Our Business and Operations Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of stockholders’ investment. We have a limited operating history and operate in a rapidly evolving and highly regulated market. Furthermore, we have only released two commercially available vehicles, and we have limited experience manufacturing or selling a commercial product at scale. As a result of the capital-intensive nature of our business, we expect to continue to incur substantial operating losses for the foreseeable future. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by companies in rapidly changing markets, including risks relating to our ability to, among other things: • hire, integrate and retain professional and technical talent, including key members of management; 23

• continue to make significant investments in research, development, manufacturing, marketing and sales; • successfully design, build, manufacture and market new variants and models of EVs, such as our upcoming Midsize platform; • build a well-recognized and respected brand; • establish, implement, refine and scale our commercial manufacturing capabilities and distribution infrastructure; • establish and maintain satisfactory arrangements with third-party suppliers; • establish and expand a customer base; • anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape; • navigate an evolving and complex landscape of regulations, policies, and government incentives; and • successfully obtain, maintain, protect, defend and enforce our intellectual property and defend against claims of intellectual property infringement, misappropriation or other violation. We have incurred net losses each year since our inception and expect to incur increasing expenses and substantial losses for the foreseeable future. We have incurred net losses each year since our inception, including net loss of $2.7 billion for the year ended December 31, 2025. As of December 31, 2025, our accumulated deficit was $15.6 billion. We expect to continue to incur substantial losses and increasing expenses in the foreseeable future as we: • continue to design, develop and manufacture our vehicles; • equip and expand our research, service, battery, powertrain, and manufacturing facilities to produce our vehicles in Arizona and in international locations such as Saudi Arabia; • build up inventories of parts and components for our vehicles; • manufacture and store an available inventory of our vehicles; • develop and market EV-related products and technologies, including robotaxis; • develop and deploy geographically dispersed vehicle charging partnerships; • expand our design, research, development, maintenance and repair capabilities and facilities; • increase our sales, service and marketing activities and develop our distribution infrastructure; • expand into new markets; and • expand our general and administrative functions to support operations as a public company. If our product development or commercialization of future vehicles or models is delayed, our costs and expenses may be significantly higher than we currently expect. We will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto; therefore, we anticipate our losses in future periods will be significant. We may be unable to adequately control the substantial costs associated with our operations. We require significant capital to develop and grow our business. We have incurred and expect to continue to incur significant expenses, including leases, sales and distribution expenses as we build our brand and market our vehicles; expenses relating to developing and manufacturing our vehicles, constructing, tooling and expanding our manufacturing facilities; research and development expenses (including expenses related to the development of the Lucid Air, the Lucid Gravity, our Midsize platform and other future products); raw material procurement costs; and general and administrative expenses as we scale our operations and incur the costs of being a public company. Increased competition and adverse economic conditions have in the past and may continue in the future to require us to spend additional resources to attract customers, which in turn may result in higher marketing and incentive expenses. Furthermore, lower production and sales volumes have in the past and may in the future result in an inability to fully utilize our purchase commitments with suppliers which could result in increased costs and excess inventory as well as potential inventory write-offs. We periodically review and record write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts, considering shelf-life and technological obsolescence of certain inventories. Our current and future demand forecasts are based on our historical sales, market share performance, macroeconomic factors and trends in quantities or prices of orders for our products. We evaluate whether raw materials are approaching the end of their shelf- lives or becoming technologically obsolete, and the likelihood that we will be able to use the raw materials in production. If our inventory on- hand is in excess of future demand forecast and market conditions, the excess amounts are provisioned or written-down. 24

In addition, we have incurred and expect to continue to incur significant costs servicing and maintaining customers’ vehicles, including establishing our service operations and facilities and undertaking product recalls. We have limited historical experience forecasting and budgeting for any of these expenses, and these expenses could be significantly higher than we currently anticipate. In addition, any disruption to our manufacturing operations, obtaining necessary equipment or supplies, expansion of our manufacturing facilities, or the procurement of permits and licenses relating to our expected manufacturing, sales and distribution model could significantly increase our expenses. In such event, we could be required to seek additional financing earlier than we expect, and such financing may not be available on commercially reasonable terms, or at all. In the longer term, our ability to become profitable will depend on our ability to effectively manage our capital expenditures, control costs on a timely basis, and sell in quantities and at prices sufficient to achieve our expected margins. If we are unable to appropriately price and cost-efficiently design, manufacture, market, sell, distribute and service our vehicles, our margins, profitability and prospects will be materially and adversely affected. Failure to attract customers, failure to complete the purchase process with customers, and customer cancellation of orders may have a material adverse impact on our business, prospects, results of operations and financial condition. Delays in customer deliveries, delays in the availability of options, potential changes in customer preferences, competitive developments, increased interest rates, negative publicity, loss of government incentives, decreased demand for EVs, insufficient charging infrastructure, and other factors could result in failure to attract customers, failure to complete the purchase process with customers, and customer cancellation. Increases in interest rates could make financing unaffordable for segments of our customer base and any event or incident which generates negative media coverage about us or the safety or quality of our vehicles could result in failure to attract customers, failure to complete the purchase process, and customer cancellations. In addition, if we encounter delays in customer deliveries of our vehicles that further lengthen wait times or in the event of negative media coverage, a significant number of orders may be cancelled. As such, no assurance can be given that the purchase process will be completed, orders will not be cancelled, and orders will ultimately result in the final purchase, delivery and sale or lease of vehicles. A global economic recession, downturn or other adverse economic conditions may have a material adverse impact on our business, prospects, results of operations and financial condition. A global economic recession, downturn or other adverse economic conditions, whether due to changes or uncertainties in trade policies, the imposition or proposed imposition of tariffs, export controls, threat of a trade war, persistent inflation, political instability, global or regional conflicts or other geopolitical events, public health crises, interest rate increases or other central bank policy actions, bank closures and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. If any of our suppliers, sub-suppliers or partners experience financial distress, insolvency or disruptions in operations, they may be unable to fulfill their obligations or meet our production and quality requirements. Adverse economic conditions and uncertainty about the current and future domestic or global economic conditions may also cause our customers to defer purchases or cancel their orders in response to higher interest rates, limited consumer credit availability, lower cash reserves, fluctuations in foreign currency exchange rates, and weakened consumer confidence. A reduction in demand for our products may result in a decline in product sales, with a corresponding material adverse impact on our business, prospects, financial condition and results of operations. Given our premium brand positioning and pricing, an economic recession or downturn is likely to have a disproportionate adverse effect on us compared to our competitors in the EV and traditional automotive sectors, to the extent that consumer demand for luxury goods declines in favor of more cost-conscious alternatives. In addition, adverse economic conditions and uncertainties surrounding trade policies, tariffs and export controls could also cause supply chain and logistical challenges and operational risks. In particular, the U.S. federal government enacted the law commonly referred to as the One Big, Beautiful Bill Act (the “OBBBA”), which eliminates, limits or phases out certain tax credits that had previously provided significant benefits to lessees and purchasers of EVs and adds new eligibility requirements on manufacturers to continue claiming tax credits on EV components. It also eliminates certain penalties for noncompliance with certain fuel efficiency standards and introduces certain key tax law modifications. Taken together, adverse economic conditions and uncertainties surrounding trade policies, government grants or incentives, tariffs and export controls, coupled with supply chain challenges and the potential difficulty of passing costs to customers or sharing the burden with suppliers, could reduce demand for our products and have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures for business growth on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition. See “—Risks Related to Financing and Strategic Transactions — We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.” 25

We currently depend primarily on revenue generated from a limited number of models and anticipate continuing to be significantly dependent on a limited number of models in the foreseeable future. We currently generate revenue from the Lucid Air and Lucid Gravity, and in the foreseeable future will be significantly dependent on a limited number of models, as we are not scheduled to introduce another vehicle model for sale until late 2026. We expect to rely on sales from the Lucid Air and the Lucid Gravity, among other sources of financing, for the capital that will be required to develop and commercialize future models on our product roadmap. To the extent that production of our current or future models is delayed or reduced, or if our current or future models are not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all. If we are unable to fulfill the orders from the Government of Saudi Arabia or if the Government of Saudi Arabia purchases significantly fewer vehicles than we anticipate for any reason, our business, prospects, results of operations and financial condition could be materially and adversely affected. In August 2023, we entered into the EV purchase agreement with the Government of Saudi Arabia, a related party of the PIF, as represented by the Ministry of Finance (the “EV Purchase Agreement”), which supersedes the letter of undertaking that we entered into in April 2022. Pursuant to the terms of the EV Purchase Agreement, the Government of Saudi Arabia and its entities and corporate subsidiaries and other beneficiaries (collectively, the “Purchaser”) may purchase up to 100,000 vehicles, with a minimum purchase quantity of 50,000 vehicles and an option to purchase up to an additional 50,000 vehicles during a ten-year period. Under the EV Purchase Agreement, the Purchaser may reduce the minimum vehicle purchase quantity by the number of vehicles set out in any purchase order not accepted by us or by the number of vehicles that we fail to deliver within six months from the date of the applicable purchase order. The Purchaser also has the sole and absolute discretion to decide whether to exercise the option to purchase the additional 50,000 vehicles. See Item 1 “Business” and Note 16 “Related Party Transactions” to the consolidated financial statements included elsewhere in this Annual Report for more information. If we experience delays in manufacturing and delivering vehicles ordered by the Purchaser, fail to or experience delays in complying with Saudi Arabian regulations or the requirements of the EV Purchase Agreement, fail to provide adequate service or support for the vehicles, or fail to appropriately price our vehicles, our revenue, cash flow and results of operations and financial condition could be adversely affected. Furthermore, if the Purchaser reduces the minimum vehicle purchase quantity, delays the purchase of vehicles, does not exercise its option to purchase additional vehicles, or purchases significantly fewer vehicles than we currently anticipate for any reason, including for reasons beyond our control, our business, prospects, results of operations and financial condition could be materially and adversely affected. Our business and prospects depend significantly on our brand. Our business and prospects heavily depend on our ability to develop, maintain, protect and strengthen the “Lucid” brand association with luxury and technological excellence. Promoting and positioning our brand will likely depend significantly on our ability to provide a consistently high-quality customer experience, an area in which we have gained experience over years but may continue to face challenges. To promote our brand, we will be required to invest in, and over time change our customer development and branding practices, which could result in substantially increased expenses, including the need to use public relations, media, event planning, and advertising firms. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ vehicles or our competitors’ success. For example, certain of our competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of us. With social media, any negative publicity, whether or not factual, can quickly be disseminated and harm consumer perception and confidence in our brand. This risk is heightened by our engagement with influencers, as negative experiences by these high-profile users can be rapidly amplified, damaging our brand credibility and impacting brand loyalty. Viral negative posts or negative reviews that highlight quality issues or compare us unfavorably to competitors could adversely affect consumer perception about our vehicles and reduce demand, potentially causing a material adverse effect on our business, results of operations, prospects and financial condition. Thus, failure to correct misinformation or mitigate negative information concerning us, the products we offer, our customer experience, or any aspect of our brand, our business, sales and results of operations could adversely impact us. Our sales will depend in part on our ability to establish and maintain confidence in our long-term business prospects among consumers, the investment community and others within our industry. Consumers may be less likely to purchase our products if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers, the investment community and other parties with respect to our liquidity and long-term business prospects. 26

Maintaining such confidence may be difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our products, uncertainty regarding the future of EVs, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future. In addition, as discussed above, a significant number of new EV companies have recently entered the automotive industry, which is an industry that has historically been associated with significant barriers to entry and a high rate of failure. Certain of these new entrants or other traditional automotive manufacturers now producing EVs have become insolvent, and if additional manufacturers producing EVs become insolvent or are perceived to likely become insolvent, discontinue production of EVs, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including us, and further challenging customer, supplier and the investment community’s confidence in our long-term prospects. Our distribution model primarily relies on a direct-to-consumer strategy. Third-party dealer networks are the traditional method of vehicle sales distribution and service in North America. Currently, we sell directly to consumers; therefore, we do not have a traditional dealer product distribution and service network. We have limited experience distributing directly to consumers, and we expect that continuing to build a national and global in-house sales and marketing function, including an expanded physical sales, marketing and service footprint via our Lucid studios and service centers, will be expensive and time consuming. We have experienced delays in the construction and opening of our Lucid studios and service centers and any significant delays to establish Lucid studios and service centers in key markets in the future could have an adverse effect on our business, results of operations, prospects and financial condition. In addition, if our lack of a traditional dealer distribution and service network results in lost opportunities to generate sales, it could limit our ability to grow. Moreover, our business model of selling directly to consumers and directly servicing all vehicles may be limited by regulatory constraints. If our use of an in-house sales, marketing and service team is not effective, our results of operations and financial conditions could be adversely affected. As we expand globally, we are actively evaluating alternative importer and agency models to enhance flexibility and optimize our distribution strategy in response to evolving market dynamics. Such efforts may prove costly, time-consuming or ineffective. Our ability to generate meaningful product revenue will depend on consumer adoption of EVs. We are developing and producing EVs and related products and services and, accordingly, our ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and EVs in particular. If the market for EVs does not develop as we expect or develops more slowly than we expect, or if there is a decrease in consumer demand for EVs, these factors may harm our business, prospects, financial condition and results of operations. The market for electric and other alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, market entrants, evolving government regulation (including the availability, reduction or elimination of government incentives and subsidies) and industry standards, frequent new vehicle introductions and changing consumer demands and behaviors. Any number of developments or disruptions in the industry could negatively affect consumer demand for EVs broadly and for our EVs in particular. In addition, demand for EVs may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as the availability, reduction or elimination of sales and financing incentives including tax credits, prices of raw materials and parts and components, cost of fuel, availability of consumer credit, interest rates, and governmental regulations, including tariffs, import and export regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operations. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to increased volatility, especially as we expand and adjust our operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact us in an industry that has globally been experiencing a recent decline in sales. Other factors that may influence the adoption of EVs include: • perceptions about EV quality, safety, design, performance and cost; • perceptions about the limited range over which EVs may be driven on a single battery charge; • considerations about the total cost of ownership of EVs, including the initial purchase price and accumulated depreciation, as well as operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of EVs; • concerns about electric grid capacity and reliability; • perceptions about the sustainability and environmental impact of EVs, including with respect to both the sourcing and disposal of materials for EV batteries and the generation of electricity provided in the electric grid; • the availability of other alternative fuel vehicles, including plug-in hybrid EVs; 27

• improvements in the fuel economy of the internal combustion engine; • the quality and availability of service for EVs, especially in international markets; • volatility in the cost of oil and gasoline; • government regulations and the availability, reduction or elimination of economic incentives promoting fuel efficiency and alternate forms of energy including reductions, limitations or eliminations pursuant to the OBBBA; • access to charging stations compatible with our vehicles and cost to charge an EV, especially in international markets, and related infrastructure costs and standardization; • the availability, reduction or elimination of tax and other governmental incentives to purchase and operate EVs or future regulations requiring increased use of nonpolluting vehicles; and • macroeconomic factors. The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for EVs or our EVs in particular, either of which would materially and adversely affect our business, results of operations, financial condition and prospects. We face challenges providing charging solutions for our vehicles, both domestically and internationally. Demand for our vehicles will depend in part on the availability of charging infrastructure both domestically and internationally. While the prevalence of charging stations has been increasing, public charging station locations are significantly less widespread than gas stations. Furthermore, public charging stations often experience downtime, leading to customer dissatisfaction. Although we have partnered with third- party EV charging providers to offer charging stations to our customers, the public charging infrastructure available to our customers may be insufficient to meet their needs or expectations, especially in certain international markets. Some potential customers may choose not to purchase our vehicles because of the lack of more widespread and reliable public charging infrastructure. In addition, although we have gained access to Tesla’s Supercharger network, any delay in implementing changes in Lucid vehicles required by Tesla with respect to charge ports may result in Tesla denying our access to their network, and there is no guarantee that our customers will not experience performance, access or other issues with this or other charging networks. The current administration issued an executive order that paused the disbursement of funds appropriated through the Inflation Reduction Act of 2022 (the “IRA”) or the Infrastructure Investment and Jobs Act, including funds designated for EV charging stations through the National Electric Vehicle Infrastructure Formula Program and the Charging and Fueling Infrastructure Discretionary Grant Program. Although this pause was lifted in August 2025, there has been continued administrative scrutiny into funding that supports the EV industry. Consequently, the deployment of public charging stations may not occur at planned levels, which could limit the development of public charging infrastructure and decrease the attractiveness of EVs. Lastly, Congress may pass or amend legislation related to EVs that could adversely impact the availability of funding under existing programs. If we fail to manage our growth effectively, we may not be able to develop, manufacture, distribute, market and sell our vehicles successfully. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition. We are expanding our operations significantly and our current and future expansion plans include: • expanding our management team; • hiring and training new personnel; • ramping up the production of our current vehicles and releasing new models in the future; • establishing or expanding design, manufacturing, distribution, sales and service facilities; • implementing and enhancing administrative and business infrastructure, governance, systems and processes, including in connection with our maturation as a public company; and • expanding into new markets and establishing sales, service, administrative, distribution, or manufacturing operations and partnerships in many of those markets. 28

We require qualified personnel, including design and manufacturing personnel and service technicians for our vehicles. Our vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in EVs may not be available to hire, and as a result, we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience in supply chain management and logistics as well as designing, engineering, manufacturing, producing, selling, and servicing EVs is intense, and we may not be able to identify, attract, train, motivate or retain sufficient highly qualified personnel in the future. Furthermore, we have in the past reduced the size of our workforce, and have recently announced a workforce reduction plan in February 2026. Any such plan in the future may adversely affect our internal programs and initiatives, our ability to recruit and retain skilled and motivated personnel, may be distracting to employees and management and may negatively impact our business operations, reputation, or ability to serve customers. We cannot provide any assurances that we will not have to undertake additional workforce reductions in the future. The failure to identify, attract, train, motivate and retain these employees could seriously harm our business and prospects. In addition, our employee equity program is a key factor in our ability to attract and retain talent and continue to support the growth of the company. If we are unable to grant equity awards, or if we are forced to reduce the value of equity awards to be received by the employees for any reason, we may not be able to attract, hire and retain the personnel necessary for our business, which would have a material adverse effect on our business, prospects financial condition and results of operations. In addition, our success is substantially dependent upon the continued service and performance of our senior management team and key technical and vehicle management personnel. If any key employees were to separate their employment with us, such separation would likely increase the difficulty of managing our current operations and future growth and heighten the foregoing risks. We also have limited experience to date in high volume manufacturing of our vehicles. We cannot assure our investors that we will be able to develop and implement efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply that will enable us to meet the desired quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our vehicles. We have also experienced, and may continue to experience, internal and external logistics challenges with respect to our manufacturing and warehousing facilities, including disruption to manufacturing operations due to the consolidation of our logistics operations with our manufacturing operations at AMP-1 and AMP-2. Any failure to develop and implement such manufacturing processes and capabilities within our projected costs and timelines could impact our future growth and impair our ability to produce, market, service and sell or lease our vehicles successfully. In addition, our rapid growth, competitive real estate markets, and increasing rental rates, may hinder our ability to obtain suitable space to accommodate our growing operations or to renew existing leases on terms favorable to us, if at all. Any failure to obtain or renew leases for real property on terms favorable to us when we need them may limit our growth, impact our operations and have an adverse impact on our financial condition. If we fail to manage our growth effectively, such failure could result in negative publicity and damage to our brand and have a material adverse effect on our business, prospects, financial condition and results of operations. We face risks associated with international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. As we expand our international presence and operations, we will be increasingly subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we have been expanding and may continue to expand our sales, maintenance and repair services outside of the United States. We are also continuing the construction of AMP-2 in Saudi Arabia and may continue to further expand our manufacturing activities outside the United States. However, we have limited experience to date manufacturing or selling our vehicles outside of the United States, and such expansion has and will continue to require us to make significant expenditures, including the hiring of local employees and establishing facilities and related systems and processes, in advance of generating any significant revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell, service and manufacture our vehicles, and require significant management attention. These risks include: • conforming our vehicles to various international regulatory and homologation requirements where our vehicles are sold; • establishing localized supply chains and managing international supply chain and logistics costs, including the shipping and delivery of kits for the SKD facility; • establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of our own charging networks or accessing those of third parties; • difficulties staffing and managing foreign operations, especially in jurisdictions where no EV ecosystem exists and qualified personnel must be hired or relocated; • difficulties attracting customers in new jurisdictions; • difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations and financing such manufacturing operations; • difficulties controlling costs and potential loss of funding, including as a result of delays in the construction or ramp-up of operations at AMP-2; • difficulties or delays caused by local jurisdictions in implementing infrastructure improvements for manufacturing facilities; 29

• foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States; • inflation as well as fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities we may undertake; • currency fluctuations or localized inflationary pressure; • United States and foreign government trade restrictions, tariffs, price or exchange controls, and export controls; • threat of a trade war could impede the transition to EVs, disrupt global supply chains, and delay the implementation of economic competitiveness policies; • foreign laws, regulations and restrictions, including in the areas of supply chain, labor, sales, service, sustainability and health and safety, and related compliance costs; • increasingly restrictive and complex foreign data privacy and cybersecurity laws, regulations and obligations; • changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks; • actions that may impede global green transition priorities or policies designed to reduce environmental sustainability efforts; • political instability, natural disasters, pandemics, wars, military actions, global or regional conflicts or other geopolitical events (including the war in Ukraine, the recent geopolitical tensions in Venezuela, and the risk of escalation or expansion of conflicts in the Middle East, which affect global energy prices and disrupt supply chain both regionally and globally), or events of terrorism; and • the strength of international economies. If we fail to successfully address these risks, they could materially harm our business, prospects, results of operations and financial condition. The automotive industry has significant barriers to entry that we must overcome in order to manufacture and sell EVs at scale. The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of designing, manufacturing, and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. Since we are focused on the design of EVs, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing EVs, regulations associated with the transport of batteries, the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for EVs. While we have developed and started producing our first electric sedan and SUV and have completed the first two phases of construction of AMP-1 and the SKD portion of AMP-2, we have not finished tooling all production lines for AMP-1, and further construction of AMP-1 and the second phase of AMP-2 is underway. If we are not able to overcome these barriers, our business, prospects, results of operations and financial condition will be negatively impacted, and it will harm our ability to grow our business. 30

The automotive market is highly competitive, and we may not be successful in competing in this industry. The global automotive market, particularly for electric and alternative fuel vehicles, is highly competitive, and we expect it will become even more so in the future. In recent years, the EV industry has grown, with the emergence of several companies that focus completely or partially on the EV market. In addition, traditional automotive manufacturers are also producing and selling electric and alternative fuel vehicles. We expect additional companies to enter this market within the next several years. EV manufacturers with which we compete include Tesla, Rivian, an increasing number of U.S.-based and international entrants and traditional automotive manufacturers, many of which have begun, or announced plans to begin, selling their own EVs in the near-term. We also compete with established automobile manufacturers in the luxury vehicle segment, including certain manufacturers who have entered or plan to enter the alternative fuel and EV market with either fully electric or plug-in hybrid versions of their vehicles. We compete for sales of luxury vehicles with internal combustion engines from established manufacturers. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing, and support of their products, including the ability to significantly reduce prices of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established sales forces, broader customer and industry relationships and other resources than we do. Our competitors may be in a stronger position to respond quickly to changing market conditions and new technologies and may be able to design, develop, market and sell their products more effectively than we do. For example, some of our competitors have announced vehicle price reductions, which may result in downward price pressure and reduced demand for our vehicles. We may not be able to adjust our pricing strategies effectively, and there can be no assurance that such adjustments will allow us to successfully compete against our competitors, which may have a material adverse effect on our brand, business, prospects, inventory levels, results of operations and financial conditions. In addition, increased competition has in the past and may continue to require us to increase marketing and incentive expenses, which may have a material adverse effect on our operating results and financial condition. We expect competition in our industry to significantly intensify in the future in light of the increased demand for alternative fuel vehicles, global competitors, macroeconomic uncertainty, and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets. There can be no assurance that we will be able to compete successfully in our markets. Developments in EV or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for our vehicles. We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol or natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies in our EVs. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors. In addition, we expect to compete in part on the basis of our vehicles’ range, efficiency, charging speeds, performance and software, and improvements in the technology offered by competitors could reduce demand for our current or future vehicles. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models that reflect such technological developments, but our vehicles may become obsolete, and our research and development efforts may not be sufficient to adapt to changes in alternative fuel and EV technology. Additionally, as other companies continue to enter the EV space, we may lose any technological advantage we may have and suffer a decline in our competitive position. Any failure by us to successfully react to changes in existing technologies or the development of new technologies could materially harm our competitive position and growth prospects. 31

The unavailability, reduction or elimination of certain government and economic programs could have a material adverse effect on our business, prospects, financial condition and results of operations. We benefit from government and economic programs in the United States and abroad that encourage the development, manufacture or purchase of EVs, such as ZEV credits, production tax credits, GHG credits and similar regulatory credits, the loss of which has and may continue to harm our ability to generate revenue from the sale of such credits to other manufacturers; the availability of tax credits and other incentives to consumers, without which the net cost to consumers of our vehicles could increase, reducing demand for our products; and investment tax credits for equipment, tooling and other capital needs, without which we may be unable to procure the necessary infrastructure for production to support our business and timeline; and certain other benefits, including a California sales and use tax exclusion and certain other hiring and job training credits in California, Michigan and Arizona. In addition, changes to non-financial incentives may also impact demand for our products, such as the federal government’s announcement that electric and other clean air vehicles will no longer be able to use carpool lanes without meeting the high occupancy requirements. We may also benefit from government loan or grant programs. While such EV-related governmental programs and economic incentives have been available in the United States, Canada and the EU, there is no guarantee that they will be available in the future. Any reduction, elimination, limitation or selective application of tax and other governmental programs and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of the EV industry generally or our EVs in particular, which would adversely affect our business, prospects, financial condition and results of operations. On July 4, 2025, the OBBBA was enacted, which among other things, eliminates the $7,500 tax credit for purchasing a new EV and the $4,500 tax credit for purchasing a used EV effective September 30, 2025 and the tax credits available for charging stations effective June 30, 2026. In addition, the OBBBA eliminated the penalties that automakers would pay if they failed to meet the CAFE standards, effectively eliminating the financial incentive to comply with those standards. Additionally, the current U.S. presidential administration has issued executive orders that aim to revoke or weaken fuel efficiency and emissions regulations established by the prior administration, and proposed rulemakings that would repeal federal GHG emission standards for certain vehicles and engines and eliminate our CAFE credits. While certain aspects of the OBBBA and the proposed actions by the administration remain subject to the outcome of pending litigation, the ultimate resolutions of such matters remain uncertain. The administration has issued a policy statement aimed at eliminating the “EV mandate,” which targets state-level emissions waivers and governmental subsidies. The administration also revoked the waiver by the U.S. EPA that had allowed California and certain other states to implement more stringent emissions standards for heavy-duty vehicles and to require all new passenger cars, trucks, and SUVs sold in California to be zero-emission by 2035. In particular, the NHTSA has proposed a rule that would, among other things, reset and reduce CAFE standards and eliminate CAFE EV credit trading. In response, California and certain other states have initiated litigation challenging the legal validity of these actions. The outcome of the litigation remains uncertain. See “— Failure to attract customers, failure to complete the purchase process with customers, and customer cancellation of orders may have a material adverse impact on our business, prospects, results of operations and financial condition.” These, and any similar legislative or executive actions in the future, may adversely affect demand for our vehicles as well as our business, prospects, financial condition and results of operations. We may be unable to offer attractive leasing and financing options for our current and future vehicles, which would adversely affect consumer demand. In addition, offering leasing and financing options to customers could expose us to credit and residual value risk. We offer leasing and financing of our vehicles to potential customers through third-party financing partners and intend to do the same in new markets, but we cannot provide any assurance that such third-party financing partners will continue, or would be able or willing, to provide such services on terms acceptable to us or our customers, if at all. Furthermore, because we have only sold a limited number of vehicles and only a limited secondary market for our vehicles exists, the future resale value of our vehicles is difficult to predict, and, if the actual resale value of our vehicles is lower than anticipated, it would make providing leasing terms that appeal to potential customers through such third- party financing partners more difficult. We believe that the ability to offer attractive leasing and financing options—whether due to the availability, reduction or continued elimination of tax incentives and certain governmental or economic programs, the availability of agreements with our third-party financing partners on terms acceptable to us or our customers, or other reasons—is particularly relevant to customers in the luxury vehicle segments in which we compete, and if we are unable to offer our customers an attractive option to finance the purchase of or lease the Lucid Air, the Lucid Gravity or planned future vehicles, including the upcoming Midsize platform vehicles, such failure could substantially reduce the population of potential customers and decrease demand for our vehicles. See “— The unavailability, reduction or elimination of certain government and economic programs could have a material adverse effect on our business, prospects, financial condition and results of operations.” Furthermore, offering leasing and financing alternatives to customers could expose us to regulatory risks commonly associated with the extension of consumer credit. Competitive pressure and challenging markets could increase credit risk through leases and loans to financially weak customers, extended payment terms, and leases and loans into new and immature markets, and any such credit risk could be further heightened in light of the economic uncertainty and any economic recession or other downturn, whether due to inflation, global or regional conflicts or other geopolitical events, or public crises. If we are unable to provide leasing and financing arrangements that appeal to potential customers in a timely manner, or if the provision of such arrangements exposes us to excessive consumer credit risk or regulatory risk, our business, competitive position, results of operations and financial condition could be adversely affected. 32

In addition, we provide a residual value guarantee to our commercial banking partner in connection with our vehicle leasing program, under which we are contractually obligated to share a portion of the shortfall between the resale value realized by the commercial banking partner and a predetermined resale value. However, actual resale values are subject to fluctuations from various factors such as the condition of the leased vehicle, market price of new vehicles, and general economic conditions. If the resale values of leased vehicles pursuant to the vehicle leasing program are materially lower than our estimates, we may be required to cover some or all of such difference and our results of operations could be negatively impacted. We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business and prospects may be adversely affected. We may apply for federal, state and foreign grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel and EVs and related technologies. We anticipate that in the future there may be new opportunities for us to apply for grants, loans and other incentives from the United States federal and state governments, as well as foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot guarantee that we will be successful in obtaining any of these additional grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected. We are subject to risks associated with autonomous driving and advanced driver assistance system technology, and we cannot guarantee that our vehicles will achieve our targeted assisted or autonomous driving functionality within our projected timeframe, if ever. We design our vehicles with proprietary ADAS hardware and software. The Lucid Air and Lucid Gravity are equipped with Level 2 (partial automation) ADAS functionality. Additionally, our vehicles are capable of integrating third-party ADAS hardware and software. For example, in July 2025, we entered into an integration agreement with Nuro to install autonomous driving software in Lucid Gravity vehicles, in conjunction with our agreement with Uber, to enable Uber and its designated fleet operators to operate the vehicles with Level 4 autonomy. Over time, we plan to upgrade our vehicles with additional ADAS and AV capabilities. ADAS and AV technologies are emerging and subject to known and unknown risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction, and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. In addition, self-driving technologies are the subject of intense public scrutiny and interest, and previous accidents involving autonomous driving features in other non-Lucid vehicles, including alleged failures or misuse of such features, have generated significant negative media attention and government investigations. We and others in our industry are subject to a Standing General Order issued by NHTSA that requires us to report any crashes in which certain ADAS features were active, and these crash reports will become publicly available. To the extent accidents associated with our ADAS or third-party technologies occur, we could be subject to significant liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects. In addition, we face substantial competition in the development and deployment of ADAS and AV technologies. Many of our competitors, including established automakers and technology companies, have devoted significant time and resources to developing self-driving technologies. If we are unable to develop or improve competitive Level 2 or more advanced ADAS technologies in-house or acquire access to such technologies via partnerships or investments in other companies or assets, we may be unable to equip our vehicles with competitive ADAS or AV features, which could damage our brand, reduce consumer demand for our vehicles and could have a material adverse effect on our business, results of operations, prospects and financial condition. ADAS and AV technologies are also subject to regulatory uncertainty, which exposes us to additional risks. See “— Risks Related to Litigation and Regulation — ADAS and autonomous vehicle technologies are subject to uncertain and evolving regulations.” Uninsured or underinsured losses could result in payment of substantial damages, which would decrease our cash reserves and could harm our cash flow and financial condition. In the ordinary course of business, we may be subject to losses resulting from claims such as product liability, significant accidents, acts of God or other claims brought against us, for which we may have no or insufficient insurance coverage. While we currently carry insurance that is generally customary for a company of our size and operations, we may not maintain as much insurance coverage as other original equipment manufacturers, and in some cases, we may not maintain any at all. Additionally, the policies that we have in place may include significant deductibles, limitations or exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all or any future claims. A loss that is uninsured or exceeds existing policy limits may require us to pay unexpected and substantial amounts, which could adversely affect our financial condition and results of operations. Further, insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost based on insurance market conditions, changes in our risk profile or loss portfolio. This may require a change in our insurance purchasing philosophy and strategy which can result in the assumption of greater risks to offset insurance market fluctuations. 33

Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, results of operations and financial condition. A portion of the current and expected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum- based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and the availability, reduction or elimination of economic incentives promoting fuel efficiency and alternative forms of energy, as well as concerns about climate change resulting in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreases significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy or there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs, including our vehicles, could be reduced, and our business and revenue may be harmed. In addition to the OBBBA, the current U.S. presidential administration has prioritized efforts that encourage domestic production of fossil-fuel energy, including oil. If increased production of oil lowers gas prices, demand for EV vehicles may decline. Gasoline and other petroleum-based fuel prices have historically been extremely volatile and it is difficult to ascertain whether such volatility will continue to persist, which could be exacerbated by geopolitical events. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for EVs, including our vehicles, may decrease, which would have an adverse effect on our business, prospects, financial condition and results of operations. Changing and at times, conflicting expectations from global regulations, our investors, customers and employees with respect to sustainability matters may impose additional costs on us or expose us to new or additional risks. Attention from governmental organizations and our investors, customers and employees, on sustainability issues and disclosure, may cause us to incur additional costs or expose us to additional risks. There can be no certainty that we will be able to meet varying or conflicting stakeholder expectations regarding these matters to our various stakeholders’ satisfaction. Negative public perception, adverse publicity or negative comments in social media about us could damage our reputation. Any harm to our reputation could impact our employees’ engagement and retention and the willingness of our customers and partners to do business with us. Additional costs and resources may be required to monitor, report, and comply with global regulations on sustainability topics, and the rapidly changing regulatory landscape makes it difficult to plan for future developments. Actual or perceived shortcomings or dissatisfaction with our sustainability practices and reporting may subject us to litigation and could negatively impact our business. In addition, a variety of organizations have developed ratings to measure the performance of companies on these topics, and the results of these assessments are widely publicized. Unfavorable or downgraded ratings of our company or our industries, as well as non-inclusion or removal of our stock on sustainability-oriented investment funds or indexes, may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price. Risks Related to Manufacturing and Supply Chain We have experienced and may in the future experience significant delays in the design, launch and manufacture of our vehicles, including the Lucid Air, the Lucid Gravity and our upcoming Midsize platform, which could harm our business and prospects. Our plan to scale our manufacturing capacity and increase sales is dependent upon the timely availability of funds, upon our finalizing of the related design, engineering, component procurement, testing, build-out and manufacturing plans in a timely manner and also upon our ability to execute these plans within the planned timeline. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models, as well as in ramping up production, and we have experienced in the past, and may experience in the future, such delays with regard to our vehicles. For example, we have experienced delays in the engineering of certain of our vehicle systems, including as a result of design changes to components. Any future delays in the design, launch and manufacture of our vehicles and variants could materially damage our brand, business, prospects, financial condition and results of operations. Our Midsize platform is still under development, and may be delayed or not proceed as planned. Additionally, prior to mass production of our EVs, they must be fully approved for sale in accordance with a range of jurisdiction-specific requirements, including but not limited to regulatory approvals in the various geographies where we intend to launch. Likewise, we have encountered and may continue to encounter delays with the design, construction, and regulatory or other approvals necessary to bring online our future expansions in Arizona and Saudi Arabia, or any other future manufacturing facilities. 34

Furthermore, we rely on third-party suppliers for the development, manufacture, and supply of many key components and materials used in our vehicles, as well as for provisioning and servicing equipment at our manufacturing facilities. We have been affected by ongoing, industry- wide challenges in logistics and supply chains, such as increased supplier lead times and the limited availability of reliable third-party suppliers. These challenges have affected our ability, as well as the ability of our suppliers, to obtain parts, components and manufacturing equipment on a timely basis, and in some instances, have resulted in increased costs and delays in facilities construction and expansion as well as vehicle production ramp-up. We expect the risk of unexpected disruptions to continue for the foreseeable future. Any delays by our suppliers in delivering or developing necessary components may result in further setbacks to our production and delivery timelines. Any significant delay or complication in the design of our vehicles, or in the launch, manufacture, and production ramp of our products, features and services, including those related to expanding our production capacity and supply chain, obtaining or maintaining necessary regulatory approvals, or managing such ramps cost-effectively, could materially damage our brand, business, prospects, financial condition and results of operations. The continued development, manufacturing and production ramp of our vehicles, including the Lucid Air, the Lucid Gravity and our upcoming Midsize platform, are and will be subject to risks, including with respect to: • our ability to ensure ongoing readiness of firmware features and functions to be integrated into the Lucid Air as planned and on the desired timeline; • our ability to finalize release candidate specifications for our future vehicles as planned and on the desired timeline; • any delays by us in delivering final component designs to our suppliers or any changes to such component designs; • our or our suppliers’ ability to successfully tool manufacturing facilities as planned and on the desired timeline; • our ability to ensure a working and reliable supply chain and desired supplier part quality and quantity as planned and on the desired timeline; • our ability to accurately manufacture vehicles within specified design tolerances; • our ability to establish, implement, refine and scale, as well as make significant investments in manufacturing, supply chain management and logistics functions, including the related information technology systems and software applications; • our ability to adequately reduce and control the costs of key parts and materials; • our ability to significantly reduce freight costs, including in-bound freight costs; • our ability to manage any transitions or changes in our production process, planned or unplanned; • the occurrence of product defects that cannot be remedied without adversely affecting the production; • our ability to secure necessary funding; • our ability to negotiate and execute definitive agreements with various suppliers for hardware, software, or services necessary to engineer or manufacture our vehicles; • our ability to obtain required regulatory approvals and certifications; • our ability to comply with environmental, safety, and similar regulations and in a timely manner; • our ability to secure necessary components, services, or licenses on acceptable terms and in a timely manner; • our ability to attract, recruit, hire, retain and train skilled employees including supply chain management, supplier quality, manufacturing and logistics personnel; • our ability to design and implement effective and efficient quality control and inventory management processes; • delays, disruptions or other changes in our supply chain, including raw material supplies and availability, reliability and cost- effectiveness in domestic and international sourcing; • securing in a timely manner necessary raw materials and components that meet our quality standards, including raw materials and components subject to China’s export control requirements regarding certain rare-earth minerals and semiconductor-related products, such as microchips; • our ability to maintain arrangements on commercially reasonable terms with our suppliers, delivery and other partners, after sales service providers, and other operationally significant third parties; • other delays, backlog in manufacturing and research and development of new models, and cost overruns; and • any other risks identified herein. 35

We expect that we will require additional financing to fund our planned operations and expansion plans. If we are unable to arrange for required funds under the terms and on the timeline that we anticipate, our plans for tooling and building out our manufacturing facilities and for commercial production of our EVs could be significantly delayed, which would materially adversely affect our business, prospects, financial condition and results of operations. See “—Risks Related to Financing and Strategic Transactions — We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.” Our ability to continue production and grow depends upon our ability to maintain relationships with our existing suppliers and source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships. Our success, including our ability to continue production of the Lucid Air and Lucid Gravity, and commence production of our Midsize platform, will depend on our ability to enter into supplier agreements and maintain our relationships with hundreds of suppliers that are critical to the production of our vehicles. To date, we have not secured long-term supply agreements for all of our components, and for some components, our supply agreements do not guarantee sufficient quantities of components for our vehicle production ramp. We seek opportunities to secure long-term committed supply agreements for certain of these components. The supplier agreements we have or may enter into with key suppliers in the future may not be renewed or may contain provisions under which suppliers may refuse to supply. To the extent that we do not have long-term supply agreements with guaranteed pricing for our parts or components, we will be exposed to fluctuations in prices of components, materials and equipment. In addition, our agreements for the purchase of battery cells and other components often contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities or currency values. Substantial increases in the costs for such components, materials and equipment, whether due to supply chain or logistics issues, adverse economic conditions, changes in trade policies or agreements, the uncertainties surrounding domestic and foreign tariffs, export controls, inflation, or increased energy or natural gas costs, would increase our operating costs and could reduce our margins if we cannot offset these increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or results of operations. We may also be at a disadvantage in negotiating supply agreements for the production of our vehicles as well as for the design and construction of our manufacturing facilities due to our limited operating history. In addition, given that in many cases we are an aggregator of automotive parts produced by third-party manufacturers, there is the possibility that supply agreements for the parts and components for our vehicles could be at costs that make it difficult for us to operate profitably. We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition. We rely on hundreds of third-party suppliers for the provision and development of many key components and materials used in our vehicles. While we seek to obtain components from multiple sources whenever possible, many components used in our vehicles will be custom-designed and purchased by us from a single source. Our limited, and in many cases single-source, supply chain exposes us to delivery failure or component shortages for our production, including continued production of the Lucid Air and Lucid Gravity. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times, limited availability of reliable third-party suppliers, and ongoing constraints in the supply of semiconductors and their related products. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment, including for the expansion of AMP-1 and the construction of AMP-2, on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our desired quality targets, development timelines and production volumes as well as due to design changes and model updates have resulted in cost increases from our suppliers. 36

Any significant increases in our production, such as production ramp of our vehicles, may require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. In cases where we are unable to fully utilize our purchase commitments, we have in the past and may continue to face fees, penalties, increased prices, excess inventory or inventory write-offs, and there could be a material adverse effect on our results of operations. In addition, we have experienced, and in the future could continue to experience, delays if our suppliers do not meet agreed-upon timelines and volumes, experience capacity constraints, or deliver components that do not meet our quality standards or other requirements. Any disruption in the supply of components, including battery cells, magnets and semiconductors, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is able to supply the required material. Any such delay, even if caused by a delay or shortage in only one part, could significantly affect our ability to meet our planned vehicle production targets. Even in situations where we may be able to establish alternate supply relationships and obtain or engineer replacement components for our single source components, we may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to us. This risk is heightened by the fact that we have less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect our ability to obtain necessary components and materials on a timely basis, on favorable pricing and other terms, or at all. The industry in which we operate has recently experienced severe supply chain disruptions, and we expect these conditions to continue for the foreseeable future. Any such supply disruption could materially and adversely affect our results of operations, financial condition and prospects. Furthermore, as we scale our vehicle production, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations internationally and at much higher volumes. We are only beginning to scale production in our manufacturing facilities and in the process we have experienced challenges associated with such activities. If our production decreases significantly below our projections for any reason, we may incur loss due to inventory write-downs or assets impairment. We are also only in the process of scaling our vehicle servicing operations. Accordingly, we have not thoroughly tested our ability to scale production and vehicle servicing and mitigate risks associated with these activities. In addition, our current systems and processes are not mature, which may affect our ability to timely initiate critical and time sensitive projects and increase project costs. If we continue to experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our results of operations and financial condition. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, global or regional conflicts or other geopolitical events, governmental changes, political uncertainty, trade policies and agreements, the uncertainties surrounding domestic and foreign tariffs, export controls, natural disasters, health epidemics, and other factors beyond our and our suppliers’ control could also affect these suppliers’ ability to deliver components to us on a timely basis. For example, some of the shipping routes in the Red Sea have been affected by the conflicts in the Middle East, resulting in delays in delivery of components and an increase in shipping costs globally. Additionally, governmental and policy changes may continue to result in new or increased tariffs on imported components. Our ability to mitigate these cost increases may be limited by the lack of alternative suppliers from unaffected countries or domestic suppliers with production capabilities to meet our requirements. Such disruptions or increase in costs could have a material adverse impact on our business, including our ability to timely manufacture and distribute our products in a cost-effective manner and adversely affect our results of operations and financial condition. In addition, we have identified certain of our suppliers, including certain suppliers we deem critical, as having poor financial health or being at risk of acquisition, liquidation or bankruptcy. Although we routinely review our suppliers’ financial health and attempt to identify alternate suppliers where possible, the loss of any supplier, particularly a single- or limited-source supplier, or the disruption in the supply of components from our suppliers, has led and may in the future continue to lead to vehicle design changes, production delays, idle manufacturing facilities and potential loss of access to important technology and parts for producing, servicing and supporting our vehicles, any of which could result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, results of operations and financial condition. In addition, if our suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity, which could have an additional adverse effect on our liquidity and financial condition. 37

Changes in costs, changes of supply or shortage of materials, in particular for lithium-ion battery cells, could harm our business. As we scale commercial production of our vehicles or any future energy storage systems, we have experienced and may continue to experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and adversely impact our business, results of operations, prospects and financial condition. For example, as we continue the expansion of AMP-1 and the construction of AMP-2, we have experienced increases in material and infrastructure equipment prices and cost of construction labor. In addition, we use various materials in our business, including aluminum, steel, magnets, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium and manganese, as well as lithium-ion battery cells and semiconductors from suppliers. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions, trade policies, tariffs and export controls, inflationary pressure and global demand for these materials, including as a result of increased production of EVs, energy storage products by our competitors and the global supply chain crisis, and could adversely affect our business and results of operations. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include: • a change in the cost, or changes in the available supply, of materials, such as cobalt, used in lithium-ion battery cells; • disruption in the supply of lithium-ion battery cells due to quality issues or recalls by manufacturers; • our ability to manage our supply and inventory of lithium-ion battery cells; and • fluctuations in the value of any foreign currencies, in which lithium-ion battery cells and related raw material purchases are or may be denominated against the U.S. dollar. Our ability to manufacture our vehicles or any future energy storage systems will depend on the continued supply of battery cells for the battery packs used in our products. A growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our expected manufacturing and delivery timelines, and adversely affect our business, prospects, financial condition, results of operations, and cash flows. We have limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of our vehicles until a different supplier is fully qualified. In addition, pursuant to the agreement we entered into in connection with the supply of lithium-ion battery cells, we have made certain non-cancelable long-term purchase commitments. If our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments. In cases where we are unable to fully utilize our purchase commitments, we have in the past and may continue to face fees, penalties, increased prices, excess inventory or inventory write-offs, and there could be a material adverse effect on our results of operations. Furthermore, our ability to manufacture our vehicles depends on continued and reliable access to semiconductors and microchips that incorporate them. The ongoing global semiconductor supply shortage, including as a result of China’s export controls over Nexperia’s microchip products, has impacted the automotive industry and affected many suppliers and manufacturers, including us. We have experienced, and may continue to experience, an impact on our operations as a result of such shortages, which could delay or reduce planned production levels of our current and future vehicles and have an adverse effect on our business, prospects and results of operations. Moreover, export controls, particularly those affecting components within our supply chain, such as China’s restrictions on certain rare-earth minerals, has posed, and could continue to pose, risks to our production and distribution capabilities. In addition, foreign currency fluctuations, tariffs, shortages in petroleum or natural gas and other economic or political conditions have contributed to and may continue to result in significant increases in freight charges and raw material costs. These risks could be further magnified by geographical developments, global or regional conflicts or other geopolitical events, including the war in Ukraine, the recent geopolitical tensions in Venezuela and the risk of escalation or expansion of conflicts in the Middle East, which affects shipping routes both regionally and globally. Substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins. Any attempts to raise product prices in response to increased material costs could lead to reduced demand for our vehicles and materially and adversely affect our brand, image, business, results of operations, prospects and financial condition. We must develop complex software and technology systems, including in coordination with vendors and suppliers, in order to produce our EVs, and there can be no assurance such systems will be successfully developed. Our vehicles use a substantial amount of third-party and proprietary software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex and requires coordination with our vendors and suppliers in order to integrate such technology into our EVs and ensure it interoperates with other complex technology as designed and as expected. We may fail to detect defects and errors that are subsequently revealed, and our control over the performance of third-party services and systems may be limited. Any defects or errors in, or which are attributed to, our technology, could result in, among other things: • delayed production and delivery of our vehicles; • delayed market acceptance of our vehicles; • loss of customers or inability to attract new customers; 38

• diversion of engineering or other resources for remedying the defect or error; • damage to our brand or reputation; • increased service and warranty costs; • legal action by customers or third parties, including product liability claims; and • penalties imposed by regulatory authorities. In addition, if we are unable to develop the software and technology systems necessary to operate our vehicles, it will harm our competitive position. We rely on third-party suppliers to develop a number of technologies for use in our products. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing and volume requirements to support our business plan. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics we anticipate in our business plan, which could materially adversely affect our business, prospects and results of operations. If we fail to successfully construct or tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed. We have completed the initial and second phases of construction at AMP-1 and the SKD portion of AMP-2, and further construction of AMP-1 and the second phase of AMP-2 is in progress. We also acquired select assets and assumed leases for certain facilities previously belonging to Nikola Corporation, including Nikola’s former Coolidge manufacturing facility. However, tooling these facilities for production of our vehicles and our future expansion plans are complicated and present significant challenges and may require us to take vehicle production offline. In addition, certain of our suppliers may be unable to complete tooling with respect to finalized components of our vehicles in the planned timeframe after we deliver final component specifications, which could adversely affect our ability to continue commercial production of the Lucid Air and Lucid Gravity on the expected timing and at the quality levels we require. As with any large-scale capital project, these efforts could be subject to delays, cost overruns or other complications. In addition, we may encounter problems or disputes with our vendors for a variety of reasons, including for reasons beyond our control, and such disputes, with or without merit, could also cause significant delays and cost overruns. These risks could be increased because we are building our facilities from the ground up to support our EV production processes, which differ substantially from traditional automobile production processes for which expertise is more readily available. In connection with the commercial production at AMP-1 and SKD production at AMP-2, we have hired and trained and continue to hire, retain, and train a significant number of employees and integrate a yet-to-be-fully-developed supply chain. Any failure to continue commercial or SKD production on schedule would lead to additional costs and would delay our ability to generate meaningful revenues. In addition, it could prevent us from gaining the confidence of potential customers, spur cancellations of orders and open the door to increased competition. All of the foregoing could hinder our ability to successfully launch and grow our business and achieve a competitive position in the market. In addition, if any of our manufacturing facilities are not constructed in conformity with our requirements, repair or remediation may be required to support our planned phased manufacturing build-out and could require us to take vehicle production offline, delay implementation of our planned phased manufacturing build-out, or construct alternate facilities, which could materially limit our manufacturing capacity, delay planned increases in manufacturing volumes, delay the start of production of our future vehicles, or adversely affect our ability to timely sell and deliver our EVs to customers. Any repair or remediation efforts could also require us to bear substantial additional costs, including both the direct costs of such activities and potentially costly litigation or other legal proceedings related to any identified defect, and there can be no assurance that our insurance policies or other recoveries would be sufficient to cover all or any of such costs. Any of the foregoing consequences could have a material adverse effect on our business, prospects, results of operations and financial condition and could cause our results of operations to differ materially from our current expectations. Although we do not currently expect that we will be required to take vehicle production offline or reduce our planned manufacturing volumes, any such repairs or remediation could entail significant costs, and we may be unable to recover some or all of such costs from the applicable contractor(s). The construction of our facilities and our operations are also subject to review and inspection by officials in the jurisdictions where our facilities are located, including without limitation, fire officials and building construction officials. We have received in the past, and could in the future receive, results from inspections by local officials at our facilities, both existing and currently under construction, citing failing marks. When such results have arisen, we actively engaged with the local authorities to address all of the specific issues identified by those officials as well as to devise means and methods that help ensure a safe and compliant work environment. Any future results will be addressed in a similar manner. Failure to address issues raised by local authorities may result in government-ordered temporary cessation of our construction or production operations, which could require us to take vehicle production offline or reduce our planned manufacturing volumes, all of which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects. 39

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security and costs. We utilize a number of new manufacturing technologies, techniques and processes for our vehicles, such as motor winding equipment, and we may utilize additional new technologies, techniques and processes in the future. Certain design features in our vehicles present additional manufacturing challenges, such as large display screens and ADAS hardware. There is no guarantee that we will be able to successfully and timely introduce and scale any such new processes or features. We also rely heavily on complex machinery for our operations, and our production involves a significant degree of uncertainty and risk in terms of operational performance and costs. Our manufacturing plant employs large-scale, complex machinery combining many components, which may suffer unexpected malfunctions from time-to-time and will depend on repairs and spare parts that may not be available when needed. Furthermore, AMP-1 and AMP-2, and the equipment we use to manufacture our vehicles, will be costly to repair or replace and could require substantial lead-time to repair or replace and qualify for use. Unexpected malfunctions of the manufacturing plant components may significantly decrease our operational efficiency, including by forcing manufacturing shutdowns in order to conduct repairs or troubleshoot manufacturing problems. Our facilities may also be harmed or rendered inoperable by natural or man-made disasters or events, including but not limited to earthquakes, tornadoes, flooding, fire, power outages, sandstorms, environmental hazards and remediation, costs associated with decommissioning of equipment, labor disputes and strikes, lack of availability of qualified construction or operational labor, difficulty or delays in obtaining governmental permits and licenses, damages or defects in electronic systems, industrial accidents, health epidemics, political changes or instability, wars, military actions, global or regional conflicts, or other geopolitical events, which may render it difficult or impossible for us to manufacture our vehicles for some period of time. The inability to produce our vehicles or the backlog that could develop if our manufacturing plant is inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we maintain insurance for damage to our property, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all, based on insurance market conditions or our evolving risk profile. Should operational risks materialize, they may result in the personal injury to or death of our workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects. If we update or discontinue the use of our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of this equipment, and the resulting acceleration in our depreciation could negatively affect our financial results. We have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing processes more quickly than expected. Moreover, as we ramp the commercial production of our vehicles, our experience may cause us to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations could be negatively impacted. We have limited experience in high volume manufacture of our vehicles. We cannot provide any assurance as to whether we will be able to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market and ramp up production of our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, political changes or instability, wars, military actions, global or regional conflicts or other geopolitical events or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, satisfy the requirements of customers and potential customers or fully utilize our purchase commitments with suppliers. For example, as result of the conflicts in the Middle East, we have experienced an impact on our shipping routes in the Red Sea, which has resulted in shipping delays and increased shipping costs globally. Any failure to develop, implement and maintain such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. Moreover, we have experienced logistics challenges as we continue to refine our manufacturing, logistics and inventory management processes, and efforts to implement or improve such processes may cause halts or delays in production and result in additional costs. Bottlenecks and other unexpected challenges have and may continue to arise as we continue commercial production of the Lucid Air and Lucid Gravity, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and sustaining our production ramps or be unable to meet our related cost and profitability targets. 40

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed. Our vehicles or the components installed therein have in the past and may in the future contain defects in design or manufacture, including components designed or manufactured by suppliers, that may cause them not to perform as expected or that may require repairs, recalls, or design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors. If our vehicles contain defects in design or manufacture that cause them not to perform as expected or that require repair, or if certain features of our vehicles take longer than expected to become available, are legally restricted or become subject to additional regulations, our ability to develop, market and sell our products and services could be adversely affected. In addition, our OTA software updates may fail to achieve their intended repair and performance goals, expose our customers’ vehicles to vulnerabilities, or have unintended consequences, and may require our customers to bring their vehicles to our service centers. Any defects, delays or legal restrictions on vehicle features, failed OTA software updates, or other failure of our vehicles to perform as expected, could harm our brand and reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims or significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. See “— Risks Related to Litigation and Regulation — We have in the past and may choose in the future, or we may be compelled, to undertake product recalls or take other actions, which could adversely affect our business, prospects, results of operations, reputation and financial condition.” As we build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other consumer EVs could by association have a negative impact on perception and customer demand for our vehicles. In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our EVs, like other EVs that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via OTA or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition. We have limited experience servicing our vehicles and their integrated software. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition and results of operations may be materially and adversely affected. We have limited experience servicing or repairing our vehicles and their integrated software. Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Furthermore, some vehicle repairs may be done via OTA software updates, which poses additional risks to the vehicles’ software if any issues arise during an update. In addition, we may partner with certain third parties to perform some of the service on our vehicles, and there can be no assurance that we will be able to enter into acceptable arrangements with any such third-party providers or develop and implement the necessary information technology infrastructure to support them. Further, although such servicing partners may have experience in servicing other EVs, they will initially have limited experience in servicing our vehicles. We also have a limited network of locations to perform service and may also rely upon mobile service vans with Lucid technicians to provide service to customers. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles we deliver increases. This risk is enhanced by our limited operating history and our limited data regarding our vehicles’ real-world reliability and service requirements. In addition, if we are unable to roll out and establish a widespread service network that provides satisfactory customer service, our customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, prospects and financial condition. Further, the motor vehicle industry laws in some states require that service facilities be available to service vehicles physically sold from locations in the state, and we may be unable to scale our service operations as we sell more vehicles in such locations. In addition, the motor vehicle franchise laws in some states may preclude us from providing direct warranty service to consumers in that state. While we anticipate developing a service program that would satisfy regulatory requirements in these circumstances, the specifics of our service program are still being refined, and at some point may need to be restructured to comply with state law, which may impact our business, financial condition, results of operations and prospects. 41

Our customers also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our vehicles, a large portion of which we have developed in-house. As we grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support or service. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers, or if we establish a market perception that we do not provide high-quality support, our brand and reputation could be adversely affected, and we may be subject to claims from our customers, which could result in loss of revenue or damages, and our business, results of operations, prospects and financial condition could be materially and adversely affected. Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect our business, prospects, financial condition and results of operations. We provide a new vehicle limited warranty on all new vehicles and a genuine spare parts and accessories limited warranty on Lucid genuine spare parts and accessories we sell. We maintain warranty reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. In addition, we expect to provide a manufacturer’s warranty on any future products we sell and may provide additional warranties on installation workmanship or performance guarantees. Warranty reserves include our management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of our limited operating history and the limited field data available to us, and changes to such estimates based on real-world observations may cause material changes to our warranty reserves in the future. If our reserves are inadequate to cover future maintenance requirements on our vehicles, this could materially and adversely affect our business, prospects, financial condition and results of operations. We may become subject to significant and unexpected expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims. In addition, future laws or regulations may impose additional warranty obligations on us that go beyond our manufacturer’s warranty, which may expose us to materially higher warranty, parts replacement and repair expenses than we expect, and our reserves may be insufficient to cover such expenses. We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. We will be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of vehicles to our prospective customers. Currently, there is limited historical basis for making judgments about the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which has in the past and may continue to indirectly increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner or fail to establish the delivery processes and infrastructure to make deliveries, the delivery of vehicles to our customers could be delayed, which would harm our business, financial condition and results of operations. Tariffs announced by the United States and resulting retaliatory tariffs and other trade barriers, including China’s changes to its export controls for rare-earth minerals and semiconductor-related products have had and may continue to have, an adverse impact on our ability to predict our manufacturing requirements, costs and production, and our ability to receive raw materials and components. 42

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, military actions, global or regional conflicts or other geopolitical events, health epidemics or pandemics, or security incidents. We and our suppliers may be impacted by weather events, natural disasters, wars, military actions, global or regional conflicts or other geopolitical events, health epidemics or pandemics, security incidents or other events outside of our control. For example, our corporate headquarters are located in seismically active regions in Northern California, and our manufacturing facilities in Arizona and Saudi Arabia are located in sandstorm-, flood-, or tornado-prone areas. If major disasters such as earthquakes, wildfires, floods, tornadoes or other events occur, or our information technology systems or communication networks break down or operate improperly, our headquarters and manufacturing facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. Furthermore, we could be impacted by physical security incidents at our facilities, which could result in significant damage to such facilities that could require us to delay or discontinue production of our vehicles. In addition, we have established a foreign trade zone with respect to certain of our facilities in Casa Grande, Arizona. To the extent any such physical security incidents are determined to result from insufficient security measures, we could face the risk of loss of our foreign trade zone approval, as well as financial penalties or fines, which could increase the cost of our duties and tariffs. See “— Risks Related to Litigation and Regulation — A failure to properly comply with foreign trade zone laws and regulations could increase the cost of our duties and tariffs.” In addition, global or regional conflicts or other geopolitical events may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. See “—Risks Related to Manufacturing and Supply Chain — if we fail to successfully tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.” and “— Risks Related to Litigation and Regulation — Changes in U.S. trade policy, including the imposition of or uncertainties surrounding tariffs or revocation of normal trade relations and the resulting consequences, could adversely affect our business, prospects, results of operations and financial condition.” We may incur significant expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, results of operations and financial condition. Our vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame. The battery packs within our vehicles use, and any future energy storage systems may make use of, lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed our battery packs to passively contain a single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our vehicles or other battery packs that we produce could occur. In addition, although we equip our vehicles with systems designed to detect and warn vehicle occupants of such thermal events, there can be no assurance that such systems will function as designed or will provide vehicle occupants with sufficient, or any, warning in all crashes. Any such events or failures of our vehicles, battery packs or warning systems could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion battery cells for automotive applications, disposal and recycling of lithium-ion battery cells, or any future incident involving lithium-ion battery cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation. In addition, as we expand our service network, increase our recycling practices and scale the manufacturing of our vehicles and any future energy storage products, we will need to store lithium-ion battery cells at our facilities and we have experienced, and may in the future experience, thermal events. Any mishandling of battery cells or safety issue or fire related to the cells could disrupt our operations. Such damage or injury could also lead to adverse publicity and potentially a safety recall. In addition, the transportation and effective storage of lithium-ion batteries is also tightly regulated by the U.S. Department of Transportation and other regulatory bodies, and any failure to comply with such regulation could result in fines, loss of permits and licenses or other regulatory consequences, which could limit our ability to manufacture and deliver our vehicles and negatively affect our results of operations and financial condition. Moreover, any failure of a competitor’s EV or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, results of operations and financial condition. Risks Related to Cybersecurity and Data Privacy Any unauthorized control, manipulation, interruption or compromise of or access to our products or information technology systems or networks could result in loss of confidence in us and our products, harm our business and materially adversely affect our financial performance, results of operations or prospects. Our products contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and securely install periodic remote updates to improve their functionality. 43

In addition, we collect, store, transmit and otherwise process data from vehicles, customers, employees and other third parties as part of our business operations, some of which includes personal, or confidential or proprietary information. We also work with third-party service providers and vendors that collect, store and process such data and information on our behalf. We have taken certain measures designed to prevent unauthorized access to our information technology systems, networks and information (including personal data) and plan to continue to deploy additional measures as we grow. Our third-party service providers and vendors also take steps designed to protect the security and integrity of information technology systems and networks and customer information (including personal data). However, there can be no assurance that such systems, networks and measures will not be compromised, including as a result of intentional misconduct by employees, contractors, vendors, or other third parties as well as a result of software bugs, human error, or technical malfunctions. Furthermore, cyber threat actors may in the future attempt to gain unauthorized access to, modify, alter or use our vehicles, products, systems and networks to (i) gain control of, (ii) change the functionality, user interface or performance characteristics of or (iii) gain access to data stored in or generated by, our vehicles, products, systems and networks. Advances in technology, such as artificial intelligence, new vulnerability discoveries, an increased level of sophistication and diversity of our products and services, an increased level of expertise of cyber threat actors and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that we or our third-party service providers use. Some of our products and information technology systems contain or use open-source software, which can create additional risks, including potential security vulnerabilities. Increasing use of such products and services in our vehicles, including with our partnerships with Nuro and Uber for AV capabilities, heightens the risk and potential impacts of a cybersecurity breach of our or our third-party partners’ systems. We and our third-party service providers’ systems have in the past and may in the future be affected by security incidents. Our systems and networks are also vulnerable to damage or interruption from, among other things, software bugs, server malfunctions, software or hardware failure, computer viruses, malware, ransomware, killware, wiperware, computer denial or degradation of service attacks, telecommunications failures, social engineering schemes (such as vishing, phishing or smishing), domain name spoofing, insider theft, physical theft, fire, terrorist attacks, natural disasters, power loss, war, misuse, mistake, fraud, misconduct or other events that may harm our vehicles, products, systems and networks. Our data center and our third-party service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. We implement comprehensive measures to prevent, mitigate and resolve identified exposures and vulnerabilities, and maintain layered security practices designed to prevent or reduce the likelihood of a cybersecurity incident. We may also be subject to certain laws and regulations, such as “right to repair” laws that could require us to provide third-party access to certain vehicle and vehicle-connected systems. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our or our third-party service providers’ or vendors’ data centers or cloud infrastructure could result in lengthy interruptions in our service and our business operations. There can be no assurance that any security or other operational measures that we or our third-party service providers or vendors have implemented will be effective against any of the foregoing threats or issues. These risks have been heightened in connection with ongoing global or regional conflicts and other geopolitical events and we cannot be certain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. There can be no assurance that our business will not become a potential target as adversaries may attack networks and systems indiscriminately. Such cyberattacks may potentially cause unauthorized access to our personal, confidential or proprietary information (including our proprietary software code), products, systems and networks, resulting in a data breach, or disruption, modification or destruction to our systems and networks. As a result, we may suffer monetary losses, business interruption, and long-lasting operational issues, damage to our reputation and brand or loss of our intellectual property (including trade secrets). If we are unable to protect our personal, confidential or proprietary information (including our proprietary software code), products, systems and networks from unauthorized access, use, disclosure, disruption, modification, destruction or other breach, such threats or security breaches could have negative consequences for our business and future prospects, including compromise of vehicle integrity and physical safety, causing monetary losses, giving rise to liabilities under our contracts or to the owners of the applicable information, subjecting us to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for our products, harming our reputation and brand and compromising or leading to a loss of protection of our intellectual property (including trade secrets). In addition, regardless of their veracity, reports of unauthorized access to our vehicles, products, systems and networks, as well as other factors that may result in the perception that our vehicles, products, systems and networks are vulnerable to being “hacked,” could negatively affect our brand. 44

Furthermore, we are continuously expanding and improving our information technology systems. In particular, our volume production of our current and planned future vehicles will necessitate continued development, maintenance and improvement of our information technology and communication systems and networks in the United States and abroad, such as systems and networks for product data management, vehicle management tools, vehicle security systems, vehicle security management processes, procurement of bill of material items, supply chain management, inventory management, production planning and execution, lean manufacturing, sales, service and logistics, dealer management and financial, tax and regulatory compliance. Our ability to operate our business will depend on the availability and effectiveness of these systems and networks and could be impacted by system outages or similar events. The implementation, maintenance, segregation, and improvement of these systems and networks require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems and networks as well as implementing new systems and networks, including the disruption of our data management, procurement, manufacturing execution, finance, supply chain, inventory management, and sales and service processes. We cannot be certain that these systems and networks or their required functionality will be effectively and timely developed, implemented, maintained or expanded as planned. If we are unsuccessful in any of the foregoing, our operations may be disrupted, our ability to accurately or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. If these systems and networks or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions. Any of the foregoing could materially adversely affect our business, prospects, results of operations and financial condition. In addition, our vehicles depend on the ability of software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware, including any OTA or other updates, may contain, errors, bugs, design defects or other vulnerabilities, and our systems may be subject to technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, design defects or other vulnerabilities may reside in third-party intellectual property or open-source software and be inherently difficult to detect and may only be discovered after code has been released for external or internal use. We attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, including issuing patches for zero-day vulnerabilities and deploying OTA updates to resolve errors, bugs, design defects or other vulnerabilities in our vehicle software, but such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we deploy software updates to address any issues but our OTA update procedures fail, our customers will need to work with our service personnel to install these updates, and their vehicle will remain vulnerable until installation of the updates. Any compromise of our personal, confidential or proprietary information (including our proprietary software code), products, systems or networks or inability to prevent or effectively remedy errors, bugs, design defects or other vulnerabilities may cause us to suffer lengthy interruptions to our ability to operate our business and our customers’ ability to operate their vehicles, compromise of vehicle integrity and physical safety, damage to our reputation, loss of customers, loss of revenue, governmental fines, investigations or litigation or liability for damages, any of which could materially adversely affect our business, prospects, results of operations and financial condition. We may not have adequate insurance coverage, if any, to cover losses associated with any of the foregoing. The costs of investing and remediating a large data breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases, imposition of large deductible, exclusions or co- insurance requirements), could have an adverse effect on our business. In addition, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or at all or that our insurers will not deny coverage as to any future claim. We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy, cybersecurity, and artificial intelligence, and any actual or perceived failure to comply with such obligations could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business. In the course of our operations, we collect, use, store, disclose, transfer and otherwise process personal information from our customers, employees and third parties with whom we conduct business, including names, accounts, driver license information, user IDs and passwords, and payment or transaction-related information. Additionally, we use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, geolocation, mileage and driving behavior, in order to aid it in vehicle diagnostics, repair and maintenance, as well as to help us customize and improve the driving and riding experience. 45

Accordingly, we are subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and cybersecurity and govern our collection, storage, retention, protection, use, transmission, sharing, disclosure and other processing of personal information including that of our employees, customers and other third parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations. As we expand our global footprint, our risk profile changes, and we will need to manage against the varied applicable data protection rules and regulations in the context of the new jurisdictions, business models and market strategies. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, at the international level, the EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, as well as the European Data Act, the EU Artificial Intelligence Act (the “AI Act”), and the Cyber Resilience Act in 2024. Canada adopted and continued to amend the Personal Information Protection and Electronic Documents Act (“PIPEDA”) in addition to applicable provincial laws. The United Arab Emirates adopted the Data Protection Law (“DPL”), which became effective in January 2022. Saudi Arabia enacted the Personal Data Protection Law (“PDPL”) which came into effect in September 2023. Similarly, China’s Data Security Law (“DSL”) and Personal Information Protection Law (“PIPL”) have been effective since 2021. Additionally, we are also subject to the data privacy laws of the UK, including the UK General Data Protection Regulation (“UK GDPR”). Each of these regulations impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under applicable laws and regulations) can be costly, and any failure to comply with these regulatory standards could subject us to legal and reputational risks. For example, failure to comply with the GDPR can result in significant fines and other liability, including fines of up to EUR 20 million or four percent (4%) of global revenue, whichever is greater. European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of Euros. The cost of compliance, and the potential for fines and penalties for non- compliance, with the GDPR may have a significant adverse effect on our business and operations. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the UK government) and may deviate in a way that creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. Legal developments in the European Economic Area (“EEA”), including rulings from the Court of Justice of the European Union and from various EU member state data protection authorities, have also created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other countries outside the EEA. Similar complexities and uncertainties also apply to transfers from the UK to third countries. While we have taken steps to mitigate the impact on us, the efficacy and longevity of these mechanisms remain uncertain. Additionally, we are monitoring our compliance obligations with a final rule adopted by the U.S. Department of Justice, which prohibits and restricts certain covered data transactions that result in the transfer or access to bulk U.S. sensitive personal data by countries of concern or covered persons, effective April 8, 2025, as well as a final rule adopted by the Bureau of Industry and Security that prohibits specific transactions involving the import or sale of connected vehicles and certain hardware and software with a sufficient nexus to China, applicable to vehicles from model year 2030. These regulations may impact our potential future business operations in China. At the U.S. federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including with respect to data privacy and cybersecurity) (“FTC”) and the Gramm Leach Bliley Act (which regulates the confidentiality and security of customer information obtained by financial institutions, including non-banking financial institutions such as mortgage brokers, motor vehicle dealers, and payday lenders). Our financial services program, for example, will be subject to, among other applicable laws and regulations, the Safeguards Rule, as recently amended by the FTC (the “FTC Safeguards Rule”), which, among other things, requires non-banking financial institutions to design and implement safeguards to protect customer information, and the financial data collected as part of the financial services program consequently requires additional security and administrative controls. Additionally, there has been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in distraction of management and diversion of resources for targeted businesses. SEC cybersecurity disclosure rules (the “SEC Cybersecurity Disclosure Rules”) for public companies require disclosure regarding cybersecurity risk management (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. See Item 1C “Cybersecurity” included elsewhere in this Annual Report for further information. 46

At the U.S. state level, we are subject to laws and regulations such as the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020, collectively, the “CCPA”). The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents, including expanded rights with respect to certain sensitive personal information. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California residents with certain privacy- related disclosures and rights related to their personal information. As we expand our operations, the CCPA may increase our compliance costs and potential liability. The California Privacy Rights Act also established a state agency, the California Privacy Protection Agency, vested with the authority to implement and enforce the CCPA. Some observers have noted that the CCPA marked the beginning of a trend toward more stringent privacy legislation in the United States, and a number of other states have enacted or are in the process of enacting, or considering similar laws. Compliance with these state statutes, other similar state or federal laws that may be enacted in the future, and other applicable data privacy and cybersecurity laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. We post public privacy policies and other documentation regarding our collection, use, disclosure, and other processing of personal information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, vendors or other third parties fail to comply with our published policies and documentation. Such failures could carry similar consequences or subject us to potential local, state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with applicable privacy notices or applicable data privacy laws, regulations, standards, policies, or contractual obligations could, even if we are not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. For example, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a breach. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Furthermore, the SEC Cybersecurity Disclosure Rules require the disclosure of material cybersecurity incidents in a Form 8-K, generally within four business days of determining an incident is material. Additionally, upon discovery of an incident in which the unencrypted customer information of at least 500 consumers is acquired without authorization by the consumers to whom the information pertains, the FTC Safeguards Rule requires notifying the FTC as soon as possible, and no later than 30 days after discovery of such incident. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and our customers losing confidence in the effectiveness of our security measures and could require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. We are also impacted by regulations obligating us to share vehicle repair-related information, including location information, with third parties, including repair shops and repair tool hardware developers, under what are commonly called “right-to-repair” laws. Other state, federal, and foreign jurisdictions are exploring expanding right-to-repair obligations in this area as well. Furthermore, some entities within the U.S. federal government, including certain members of Congress and the NHTSA, have focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe (“UNECE”) has introduced regulations governing connected vehicle cybersecurity in the EU which are mandatory for all new vehicle types from July 2022 and all new vehicles produced from July 2024. Similar regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect our business in European or other markets, and if such regulations or other future regulations are inconsistent with our approach to automotive cybersecurity, we would be required to modify our systems to comply with such regulations, which would impose additional costs and delays and could expose us to potential liability to the extent our automotive cybersecurity systems and practices are inconsistent with such regulations. New products, services and business lines may face scrutiny from regulators as well. Any changes in laws, rules or regulations regulating artificial intelligence technologies could require us to expend significant resources to modify our products, services, or operations to facilitate compliance or remain competitive. As our engagement with artificial intelligence tools and technologies increases, we may be impacted by emerging artificial intelligence rules, regulations, and frameworks globally, including the AI Act and the EU Product Liability Directive (the “Directive”). This Directive extends the EU’s existing strict product liability regime to artificial intelligence technologies and artificial intelligence-enabled products, and facilitates civil claims in respect of harm caused by artificial intelligence. Other nascent data privacy and cybersecurity laws and regulations are still subject to a high degree of uncertainty as to their interpretation and application. If such laws and regulations are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, as well as contractual obligations, policies and industry standards, or to secure personal information, we could be subject to investigations, enforcement actions and other proceedings, which could result in substantial fines, damages, injunctions, orders to change our business practices, and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits. Any of the foregoing could materially adversely affect our business, prospects, results of operations and financial condition. 47

Risks Related to Our Employees and Human Resources The loss of key employees or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business. Our success is substantially dependent upon the continued service and performance of our senior management team and workforce. Our employees, including our senior management team, are generally at-will employees, and therefore may terminate employment with us at any time with no advance notice. We could lose some key employees, especially if we are unable to grant sufficient or competitive compensation, including equity awards and bonuses, or if the volatility of our stock price continues to increase. Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. We have faced and continue to face potent competition for highly skilled workers in the United States, especially in California. As with any company with finite resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into our business success. Because we operate in a newly emerging industry, there may also be limited personnel available with relevant expertise or business experience, and such individuals may be subject to non-competition and other agreements that restrict their ability to work for us. This challenge may be amplified by our ongoing transition to full-scale, high-volume commercial vehicle manufacturing, where—despite significant progress in a short time—we continue to face complexities due to our relatively limited experience compared to established industry players, heightened by geopolitical volatility and market disruptions. Any failure to attract and retain key employees may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition and results of operations. In addition, any workforce reduction plan may also be distracting to employees and management and may negatively impact our ability to continue to attract and retain highly skilled personnel. We have in the past reduced the size of our workforce, and have recently announced a workforce reduction plan in February 2026. Any such plan in the future may adversely affect our business operations, reputation, or ability to serve customers. The replacement of any members of our senior management team or other key employees could involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. On February 21, 2025, our former Chief Executive Officer and Chief Technology Officer, Peter Rawlinson, resigned from his positions and as a member of our board of directors (“Board of Directors” or “Board”). Our Board of Directors appointed our Chief Operating Officer, Marc Winterhoff, to serve as Interim CEO until a qualified replacement is found. Mr. Rawlinson is available as Strategic Technical Advisor to the Chairman of the Board through February 21, 2027. We are currently conducting a search for a new CEO. Although we intend to hire a qualified candidate for CEO, no assurance can be given that we will be able to attract and retain a suitable CEO. An extended period of delay in hiring such candidate could potentially have an adverse effect on our operations or financial condition. Furthermore, in the event we are unable to transition seamlessly from our Interim CEO to a new CEO, or if a new CEO should unexpectedly prove to be unsuitable for our Company, the resulting disruption could have an adverse effect on our operations or financial condition or impede our ability to execute our strategic plan. We will need to hire, retain, and train a significant number of employees for our business operations, and our business could be adversely affected by labor and union activities. We will need to hire, retain, and train a significant number of employees to engage in full capacity commercial manufacturing operations and for us to scale commercial production and sales and service operations. There are various risks and challenges associated with hiring, retaining, training and managing a large workforce, such as establishing and maintaining efficient communication channels, procedures and rules of conduct, hiring an adequate number of experienced manufacturing, supply chain management and logistics managerial personnel and creating and maintaining an effective company culture. Although the area surrounding our AMP-1 facility in Casa Grande, Arizona and the area surrounding our AMP-2 facility in KAEC are home to highly trained workforces with experience in engineering and manufacturing, these workforces may not have significant experience with EV manufacturing, and related processes such as inventory management, logistics and quality. Many jobs will require significant training and we may need to spend significant resources to ensure employees obtain and adhere to such training. Further, competition for employees in the Casa Grande, Arizona area has increased and may continue to increase in the future, which may impact the ability or cost to hire in the area; this same competition for talent may eventually intensify in KAEC as well. In addition, as we progress in constructing our AMP-2 facility in Saudi Arabia, we will need to hire, retain, and train a significantly larger number of employees in the local region to fully support the facility’s manufacturing operations. Any failure to comply with local labor laws and customs could have an adverse effect on our business or operations. If we are unsuccessful in hiring, retaining and training a workforce in a timely and cost-effective manner, our business, financial condition and results of operations could be adversely affected. 48

Furthermore, although none of our United States or international based employees is currently represented by a labor union that we are aware of at this time, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Some unions may attempt and have announced to attempt to organize non-union automakers in the U.S., including us. Moreover, regulations in some jurisdictions outside of the U.S. mandate employee participation in industrial collective bargaining agreements, work councils, or similar activities with certain consultation rights with respect to the relevant companies’ operations, or companies are required to apply collective bargaining agreements, implement works councils or similar bodies with certain consultation rights related to the activities of the companies involved. In the event our employees seek to join or form a labor union, we could be subject to risks as we engage in an attempt to address such organizing or to finalize negotiations with any such union, including potential work slowdowns or stoppages, delays, and increased costs. Furthermore, we may be directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, construction contractors, and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition, ability to expand our facilities, or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of our products and have a material adverse effect on our business, prospects, results of operations, or financial condition. Misconduct by our employees and independent contractors during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm or other damages to our business. Many of our employees play critical roles in ensuring the safety and reliability of our vehicles and our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information, and trade secrets, we cannot guarantee that our employees will always abide by these codes, policies, and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive information, proprietary information, know- how or trade secrets, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, while we have screening procedures during the recruitment process, we cannot guarantee that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. Any negative publicity surrounding such cases, especially in the event that any of our employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business. Furthermore, we face the risk that our employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse or consumer protection laws, other similar non-U.S. laws or laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact, including, without limitation, the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and results of operations. 49

Risks Related to Litigation and Regulation Changes in U.S. trade policy, including the imposition of or uncertainties surrounding tariffs or revocation of normal trade relations and the resulting consequences, could adversely affect our business, prospects, results of operations and financial condition. The U.S. government has adopted an evolving approach to trade policy and, in some cases, has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. The current U.S. presidential administration has issued executive orders to review U.S. trade policies, practices and agreements to address trade deficits and other economic security matters. It has also imposed, or proposed to impose, blanket import tariffs or tariffs on imports, in many cases significantly, including steel, aluminum, and certain vehicle parts and software, which have resulted in increased costs for imports and may cause shortages and delays in the supply of certain components, materials, tooling and equipment necessary to produce our vehicles. In response to these tariffs, a number of U.S. trading partners have imposed or threatened to impose retaliatory measures, including tariffs on U.S. products and enhanced export controls, which could increase the cost and complexity of exporting our vehicles to affected markets. For example, Canada has announced countermeasure tariffs on select U.S.- manufactured vehicles. Further, the current U.S. presidential administration has imposed tariffs on goods imported from China on top of existing tariffs, and has expanded its export and transfer restrictions on foreign companies and subsidiaries involving sensitive technology, which has resulted in uncertainty regarding the future of international trade between the U.S. and China. In response, China has imposed retaliatory tariffs and implemented export restrictions on certain rare-earth minerals and semiconductor-related products, including microchips. Despite recent negotiations, U.S.-China trade relations remain volatile and uncertain, and there can be no assurance that further actions by the U.S., China or another country will not have an adverse impact on our business, operations and access to products manufactured in China or elsewhere outside the U.S. The exact scope of any such tariffs that may be ultimately implemented remains uncertain at this time. We cannot predict whether, or to what extent, international trade agreements may be altered, nor can we predict whether, or to what extent, duties, additional tariffs, export controls, or other trade restrictions will be modified or imposed by the United States or other countries. If we are unable to pass the costs of such tariffs on to our customer base or otherwise mitigate such costs, or if demand for our exported vehicles decreases due to the higher cost or preferences in foreign countries for domestically manufactured products, our results of operations could be materially adversely affected. Additionally, the threat of retaliatory tariffs and trade wars between the United States and foreign countries could further impede the transition to EVs, disrupt global supply chains, and delay the implementation of economic competitiveness policies. Further, while the administration has recently issued an executive order and announced other arrangements to reduce certain previously announced tariffs on automobiles and auto parts, there can be no assurance that there will not be further changes. Taken together, these uncertainties surrounding domestic and foreign tariffs and the resulting environment of retaliatory trade practices could increase costs and harm our ability to obtain necessary inputs or sell our vehicles at prices customers are willing to pay, which could have a material adverse effect on our business, prospects, results of operations and financial condition. The Uyghur Forced Labor Prevention Act (“UFLPA”) creates a rebuttable presumption that any goods, wares, articles, and merchandise mined, produced, or manufactured in whole or in part in the Xinjiang Uyghur Administrative Region of China or that are produced by certain entities are prohibited from importation into the United States and are not entitled to entry. While we are not presently aware of any direct impacts these restrictions have on our supply chain, the UFLPA may materially and negatively impact our ability to import the goods and products we rely on to manufacture our products and operate our business. The UFLPA may further impact our supply chain and costs of goods as it may restrict the available supply of goods and products eligible for importation into the United States, including among other things, electronics assemblies and aluminum. As the United States government continues to investigate claims of forced labor in China, the enforcement of the UFLPA continues to evolve, making the potential for impacts on Chinese suppliers (and non-Chinese suppliers using supply chains extending into China) difficult to assess. In 2022, in response to actions taken by Russia against Ukraine, the United States and other countries worldwide implemented significant economic sanctions, embargoes, financial restrictions, trade controls and other governmental measures and restrictions against Russia, Belarus, and certain related entities and persons. Additionally, risk of escalation or expansion of conflicts in the Middle East have introduced new uncertainties to trade relations and policies. The United States has enacted, or may enact in the future, federal regulations that significantly constrain trade relations with Russia, Belarus or other countries. Consequently, imports of certain products or merchandise originating from these jurisdictions may be subject to higher import duty rates. To the extent such products or merchandise are found in our cross-border supply chains and subject to higher duties, the suspension of normal trade relations with Russia, Belarus and other countries could increase our input costs, which could adversely impact our business and financial condition. 50

Although we are not aware of any company-related operations or activities in these jurisdictions, economic sanctions and other laws and regulations targeting these jurisdictions could disrupt our supply chains, impair our ability to compete in current or future markets, or otherwise subject us to potential liability. While we have implemented, or may implement in the future, certain procedures to facilitate compliance with applicable laws and regulations in connection with the sanctions and trade control programs around the globe related to Russia, Belarus or other countries, we cannot be assured that these procedures are always effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, agents, intermediaries, or other third parties to comply with applicable laws and regulations could have negative consequences that could impact us, including reputational harm, government investigations, loss of export privileges, and penalties or fines. These economic sanctions and other restrictions continue to evolve, and the long-term potential impact on our operations and business remains unclear. We are subject to laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations or products, and any failure to comply with these laws and regulations, including as they evolve, could substantially harm our business and results of operations. At various jurisdictional levels, we are or will be subject to complex and evolving environmental, manufacturing, health and safety laws and regulations, including laws relating to the use, handling, storage, recycling, disposal and human exposure to lithium-ion batteries and hazardous materials and with respect to constructing, expanding and maintaining our facilities. The costs of compliance, including remediating contamination, if any, for our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with our facilities, which could affect our ability to continue our operations. Such costs and delays may adversely impact our business prospects and operations. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations. In addition, motor vehicles and associated service activities are subject to substantial regulation under international, federal, state and local laws. We have incurred, and expect to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in significant expenses, delays or fines. In the United States, vehicles must meet or exceed all federally mandated motor vehicle safety standards to be certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. The Lucid Air, the Lucid Gravity and any future vehicle programs, including the upcoming Midsize platform will be subject to such regulation under international, federal, state and local laws and standards. These regulations include those promulgated by the EPA, NHTSA, other federal agencies, various state agencies and boards; and compliance certification is required for each individual vehicle we manufacture for sale. These laws and standards are subject to change from time-to-time, and we could become subject to additional regulations in the future, which could increase the effort and expense of compliance. If compliance results in delays or substantial expenses, this could adversely affect our business. Laws and industrial standards for EVs continue to evolve, and we face risks associated with changes to these regulations, which could have an impact on the adoption of EVs. We currently are, and expect to become, subject to laws and regulations applicable to the supply chain, manufacture, import, sale and service of automobiles in an increasing number of international jurisdictions. Applicable regulations in countries outside of the U.S., such as standards relating to vehicle safety, transportation of dangerous goods, fuel economy and emissions, battery recycling, among other things, are often materially different from requirements in the United States and also evolving. For example, the EU has enacted a battery regulation that affects Lucid vehicles and batteries delivered in Europe with increasing requirements for the durability, marking, supply chain transparency, and recycled content of the high-voltage batteries in our vehicles each year, among other requirements. Compliance with such regulations will require additional time and resources. This process may include official review and verification of our batteries and related documentation prior to market entry. There can be no assurance that we will be able to achieve foreign regulatory compliance in a timely manner and at our expected cost, or at all; and the costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm our business, prospects, results of operations and financial condition. We may face regulatory limitations on our ability to sell vehicles directly, which could materially and adversely affect our ability to sell our vehicles. Our business plan includes the direct sale of vehicles to retail consumers, both at retail locations and over the internet. The laws governing licensing of dealers and sales of motor vehicles vary from state to state. Most states require a dealer license to sell new motor vehicles within the state, and many states prohibit manufacturers or their affiliates from becoming licensed dealers and directly selling new motor vehicles to retail consumers from within that state. In addition, most states require that we have a physical dealership location in the state before we can be licensed as a dealer. Currently, we are licensed as a motor vehicle dealer in several states. In some states, we have also opened or expect to open Lucid studios to educate and inform customers about our vehicles, but those Lucid studios will not actually transact in the sale of vehicles. The application of these state laws to our operations continues to be difficult to predict. Laws in some states have limited our ability to obtain dealer licenses from state motor vehicle regulators and may continue to do so. 51

We may face legal challenges to this distribution model. For example, in states where direct sales are not permitted, dealers and their lobbying organizations may raise complaints to the government or regulatory agencies that we are acting in the capacity of a dealer without a license. Alternatively, we have and may continue to initiate legal action against such states that prohibit direct sales, which may be protracted and expensive, and the results are difficult to predict. In some states, regulators may restrict or prohibit us from directly providing warranty repair service, or from contracting with third parties who are not licensed dealers to provide warranty repair service. Even if regulators decide to permit us to sell vehicles, such decisions may be challenged by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. Further, even in jurisdictions where we believe applicable laws and regulations do not currently prohibit our direct sales model or where we have reached agreements with regulators, legislatures may impose additional limitations. Because the laws vary from state-to-state, our distribution model must be carefully established, and our sales and service processes must be continually monitored for compliance with the various state requirements, which change from time-to-time. Regulatory compliance and likely challenges to the distribution model may add to the cost of our business. We have in the past and may choose in the future, or we may be compelled, to undertake product recalls or take other actions, which could adversely affect our business, prospects, results of operations, reputation and financial condition. Product recalls may result in adverse publicity, damage our reputation and adversely affect our business, prospects, results of operations and financial condition. For example, we have conducted several vehicle recalls due to a number of potential issues in the past and we may in the future voluntarily or involuntarily initiate additional recalls if any of our EVs or components (including our batteries) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if we are unable to obtain the necessary replacement parts, we may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our EVs and could also result in the loss of business to our competitors. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense, the possibility of lawsuits, and diversion of management’s attention and other resources, which could adversely affect our brand image in our target markets and our business, prospects, results of operations and financial condition. We are subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and adversely affect our business, results of operations, cash flows and financial condition. From time-to-time, we may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, data privacy, cybersecurity, securities, tax, labor and employment, health and safety, our direct distribution model, motor vehicle dealership licenses and state licensing laws, environmental claims, contractual and commercial disputes and other matters that could adversely affect our business, brand, reputation, results of operations, cash flows, financial condition, and the trading price of our common stock. These claims could be asserted against us by individuals, either acting individually or through class actions, by governmental entities in civil or criminal investigations and proceedings, or by other entities. For example, we are currently the subject of a class action filed against us and our former CEO, alleging violations of securities laws. We are also the subject of multiple shareholder derivative lawsuits alleging breaches of fiduciary duties and related claims against certain of our former and current directors. For details regarding these legal proceedings, refer to Note 12 “Commitments and Contingencies” to the consolidated financial statements included elsewhere in this Annual Report for more information. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation and legal defense costs could be significant, even if we achieve favorable outcomes. Adverse outcomes with respect to litigation or any other legal proceedings may result in significant settlement costs or judgments, criminal and civil penalties and fines, or injunctive relief, including suspension or revocation of licenses to conduct business or other changes to our business practices, all of which could negatively affect our sales and revenue growth and adversely affect our business, prospects, results of operations, cash flows and financial condition. See Part I, Item 3 “Legal Proceedings.” 52

We may become subject to product liability and warranty-related claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. We may become subject to product liability and warranty-related claims, which could harm our business, prospects, results of operations and financial condition. The automotive industry experiences significant product liability claims, and we face inherent risks of exposure to claims in the event our production vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. We also expect that, as is true for other automakers, our vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of our vehicles, we may face product liability claims and adverse publicity in connection with such incidents. In addition, we may face claims arising from or related to failures, claimed failures or misuse of new technologies that we expect to offer, including ADAS and AV features in our vehicles. See “— Risks Related to Litigation and Regulation — ADAS and autonomous vehicle technologies are subject to uncertain and evolving regulations.” In addition, the battery packs that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed our battery packs to passively contain a single cell’s release of energy without spreading to neighboring modules, there can be no assurance that a field or testing failure of our vehicles or other battery packs that we produce will not occur, in particular due to a high-speed crash. See “— Risks Related to Manufacturing and Supply Chain — Our vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.” In addition, although we equip our vehicles with systems designed to detect and warn vehicle occupants of such thermal events, there can be no assurance that such systems will function as designed or will provide vehicle occupants with sufficient, or any, warning in all circumstances. Any such events or failures of our vehicles, battery packs or warning systems could subject us to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Furthermore, if our products contain design defects, manufacturing defects, or other defects in materials or workmanship that cause them to not conform to applicable express or implied warranties, or we are unable to service or repair nonconforming vehicles within a reasonable period of time or number of repair attempts, we may be subject to breach of warranty, lemon law, and other consumer protection claims. A successful product liability or warranty-related claim against us could result in a substantial monetary loss. Our risks in this area are particularly pronounced in light of the limited field experience of our vehicles. Moreover, a product liability or warranty-related claim against us or our competitors could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would have material adverse effect on our brand, business, prospects and results of operations. Our insurance coverage might not be sufficient to cover all potential product liability and warranty-related claims, and insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability or warranty-related claims may have a material adverse effect on our reputation, business and financial condition. We may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to construct and operate our manufacturing facilities. Construction and operation of an automobile manufacturing facility requires land use and environmental permits and other construction and operating permits from federal, state and local government entities. While we believe that we have the permits necessary to carry out and perform our current plans and operations at our Casa Grande, Arizona and Saudi Arabia manufacturing facilities based on our current target production capacity, we plan to expand our manufacturing facilities and construct additional manufacturing facilities over time to achieve a future target production capacity and will be required to apply for and secure various environmental, wastewater, hazardous materials, construction and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or granting of the permits to construct or operate our manufacturing facilities could adversely affect our ability to execute on our business plans and objectives based on our current target production capacity or our future target production capacity. See “— Risks Related to Manufacturing and Supply Chain — We have experienced and may in the future experience significant delays in the design, manufacture, launch and financing of our vehicles, including the Lucid Air, the Lucid Gravity and our upcoming Midsize platform, which could harm our business and prospects.” We are subject to various environmental, health and safety laws and regulations that could impose substantial costs on us and cause delays in expanding our production facilities. Our operations are subject to international, federal, state and local environmental laws and regulations relating to the use, handling, storage, disposal of and exposure to hazardous materials and batteries. Environmental, health and safety laws and regulations are complex and evolving. For example, regulations regarding battery storage, recycling, disposal and processing are relatively new and the current lack of consistent standards may increase our cost of compliance. Moreover, we may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require a change in our operations, potentially resulting in a material adverse effect on our business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. 53

If contamination is discovered at properties we own or operate, properties we formerly owned or operated or properties to which we sent hazardous substances, we may be subject to liability under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, and Compensation and Liability Act, which can impose liability for the full amount of remediation- related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or results of operations. Our operations are also subject to international, federal, state, and local workplace safety laws and regulations, including, but not limited to, the Occupational Safety and Health Act and the rules promulgated by the Occupational Safety and Health Administration, which require compliance with various workplace safety requirements. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect our production or other operations, including with respect to the production of our vehicles, which could have a material adverse effect on our business, prospects and results of operations. ADAS and autonomous vehicle technologies are subject to uncertain and evolving regulations. We expect to introduce certain ADAS and AV technologies into our vehicles over time. ADAS and AV technologies are subject to regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technologies, all of which is beyond our control. There is a variety of international, federal and state regulations that may apply to self-driving and driver-assisted vehicles, which include many existing vehicle standards that assume a human driver will be controlling the vehicle at all times. Currently, there are no federal U.S. regulations in effect pertaining to the safety of self-driving vehicles; however, NHTSA has established recommended guidelines. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Both the U.S. and Europe are considering new rules for ADAS and AV technologies that are expected to come into effect in future years. Self- driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and foreign countries, which increases the likelihood of a patchwork of complex or conflicting regulations or may delay products or restrict self-driving features and availability, which could adversely affect our business. Our vehicles may not achieve compliance with the regulatory requirements in some countries or jurisdictions for certification and rollout to consumers or satisfy changing regulatory requirements which could require us to redesign, modify or update our ADAS or AV hardware and related software systems. Any such requirements or limitations could impose significant expense or delays and could harm our competitive position, which could adversely affect our business, prospects, results of operations and financial condition. We are subject to U.S. and foreign anti-corruption, anti-money laundering and anti-boycott laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we expect to conduct activities, as well as the antiboycott regulations of the U.S. Export Administration regulations. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Anti-money laundering laws and regulations of the U.S. and other countries may require additional due diligence of counterparties and for us to provide ownership and financial information to counterparties. The antiboycott regulations of the U.S. Export Administration require us to refuse to comply with the Arab League boycott of Israel and report any requests to do so. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws. Our vehicles and the equipment we use are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of our vehicles and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, our existing and future international operations for the reassembly or manufacture of our vehicles may subject us to additional constraints under applicable export and import controls and laws. 54

In addition, changes to our vehicles, or changes in applicable export control, import or economic sanctions laws and regulations, may create delays in the introduction and sale of our vehicles and solutions or, in some cases, prevent the export or import of our vehicles to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of our vehicles, as well decreasing our ability to export or market our vehicles to potential customers. Any decreased use of our vehicles or limitation on our ability to export or market our vehicles could adversely affect our business, prospects, results of operations and financial condition. A failure to properly comply with foreign trade zone laws and regulations could increase the cost of our duties and tariffs. We have established a foreign trade zone with respect to certain of our facilities in Casa Grande, Arizona, through qualification with U.S. Customs and Border Protection. Materials received in a foreign trade zone are not subject to certain U.S. duties or tariffs until the material enters U.S. commerce. We expect to benefit from the adoption of a foreign trade zone by reduced duties, deferral of certain duties and tariffs, and reduced processing fees, which we expect to help us realize a reduction in duty and tariff costs. However, the operation of our foreign trade zone requires compliance with applicable regulations, including with respect to the physical security of the foreign trade zone, and continued support of U.S. Customs and Border Protection with respect to the foreign trade zone program. If we are unable to maintain the qualification of our foreign trade zone, or if foreign trade zones are limited or unavailable to us in the future, our duty and tariff costs could increase, which could have an adverse effect on our business and results of operations. Risks Related to Intellectual Property We may fail to adequately obtain, maintain, enforce, defend and protect our intellectual property and may not be able to prevent third parties from unauthorized use of our intellectual property and proprietary technology. If we are unsuccessful in any of the foregoing, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, enforce, defend and protect our intellectual property and proprietary technology. We may not be able to prevent third parties from unauthorized use of our intellectual property and proprietary technology, which could harm our business and competitive position. We establish and protect our intellectual property and proprietary technology through a combination of licensing agreements, third-party nondisclosure and confidentiality agreements and other contractual rights, as well as through patent, trademark, copyright and trade secret laws in the United States and other jurisdictions. Monitoring unauthorized use of our intellectual property is costly and challenging, and the steps we have taken or will take to prevent infringement, misappropriation and other violations may not be successful. Despite our efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering or otherwise obtaining and using our technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate our intellectual property. Failure to adequately obtain, maintain, enforce, defend and protect our intellectual property could result in our competitors offering identical or similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and results of operations. The measures we take to obtain, maintain, protect, defend and enforce our intellectual property, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following: • any trademark or patent applications we file may not result in the issuance of trademarks or patents; • we may not be the first inventor of the subject matter to which we have filed a particular patent application, and we may not be the first party to file such a patent application; • the claims under any of our issued patents may not be broad enough to (i) protect our inventions and proprietary technology nor (ii) prevent third parties from creating, developing, or implementing technologies that are similar to ours or offer similar performance; • our issued patents may be challenged or invalidated by our competitors or other third parties; • patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of our patents that cover such products; • our employees, contractors or business partners may breach their confidentiality, non-disclosure and non-use obligations; • competitors and other third parties may independently develop technologies that are the same or similar to ours; • the intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications; • the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and • competitors and other third parties may circumvent or otherwise design around our patents or other intellectual property. 55

Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some foreign countries, including countries in which our products are sold, may not be as protective of intellectual property rights as those in the United States, and mechanisms for obtaining and enforcing intellectual property rights may be inadequate. Therefore, our intellectual property may not be as strong or as easily obtained or enforced outside of the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights, trade secrets or other intellectual property, or applications for any of the foregoing, which could permit our competitors or other third parties to develop and commercialize products and technologies that are the same or similar to ours. While we have registered and applied for trademarks in an effort to protect our brand and goodwill with customers, competitors or other third parties have in the past and may in the future oppose our trademark applications or otherwise challenge our use of the trademarks and other brand names in which we have invested. Such oppositions and challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. In addition, we may lose our trademark rights if we are unable to submit specimens of use by the applicable deadline to perfect such trademark rights. For example, in June 2024, we reached an agreement with Gravity, Inc. to settle a claim before the USPTO that opposed and requested cancellation of our trademark application and registration for the use of “Gravity.” It is our policy to enter into confidentiality and invention assignment agreements with our employees and contractors that have developed material intellectual property for us, but these agreements may not be self-executing and may not otherwise adequately protect our intellectual property, particularly with respect to conflicts of ownership relating to work product generated by the employees and contractors. Furthermore, we cannot be certain that we have entered into these agreements with every such employee and contractor, that these agreements will not be breached or that third parties will not gain access to our trade secrets, know-how or other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of our intellectual property is difficult and costly, as are the steps we have taken or will take to prevent misappropriation. We have licensed and plan to further license patents and other intellectual property from third parties, including, but not limited to, suppliers and service providers, and we may face claims that our use of this in-licensed intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of third parties. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses. Furthermore, disputes may arise with our licensors regarding the intellectual property subject to, and any of our rights and obligations under, any license or other commercial agreement. The resolution of such disputes could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement. If we are unable to renew our key license or other intellectual property-related agreements on acceptable terms, or our current and future licensors conclude that we have materially breached our obligations under our license agreements and terminate such license agreements, we may lose the legal right to use some of the intellectual property we employ to manufacture certain products or only be able to maintain such right at a substantially higher cost. In some circumstances, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense or litigation of patents and patent applications that we license from third parties and are reliant on our licensors to do so. We cannot be certain that activities such as patent maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. To prevent unauthorized use of our intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of our intellectual property against third parties. Any such action may be time-consuming and could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in any such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property. Any of the foregoing could adversely affect our business, prospects, financial condition and results of operations. 56

We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property, which could be time-consuming and costly and result in significant legal liability. There are considerable issued patents, pending patent applications, and other intellectual property development, ownership, and activity in our industry. Companies, organizations and individuals, including our competitors, may hold or obtain patents, trademarks or other intellectual property that would prevent, limit or interfere with our ability to make, use, develop, sell, lease, market or otherwise exploit our vehicles, components or other technology, which could make it more difficult for us to operate our business. Our success depends in part on not infringing, misappropriating or otherwise violating the intellectual property of third parties. From time-to-time, we may receive communications from third parties, including our competitors, alleging that we are infringing, misappropriating or otherwise violating their intellectual property or otherwise asserting their rights and urging us to take licenses, and we may be found to be infringing, misappropriating or otherwise violating such rights. There can be no assurance that we can adequately mitigate the risk of potential suits or other legal demands by our competitors or other third parties. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that such third-party intellectual property is valid, enforceable and infringed, which could adversely affect our ability to commercialize our products or technologies. Accordingly, we may consider entering into license agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or at all or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. We may be unaware of the intellectual property and other proprietary rights of third parties that may cover some or all of our products or technologies. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against it, could have adverse effects on our business, including requiring that it: • pay substantial damages, including treble damages for willful infringement, or ongoing royalty payments; • cease developing, selling, leasing, using or incorporating certain components into vehicles or offering goods or services that incorporate or use the asserted intellectual property; • seek a license from the owner of the asserted intellectual property, which license may not be available on reasonable terms, or at all; • comply with other unfavorable terms; or • establish and maintain alternative branding for our products and services. If any of our customers or indemnitees are alleged to have infringed, misappropriated or otherwise violated any third-party intellectual property, we would in general be required to defend or settle the litigation on their behalf. In addition, if we are unable to obtain licenses or modify our products or technologies to make them non-infringing, we may have to refund a portion of license fees paid to us and terminate those agreements, which could further exhaust our resources. In addition, we may pay substantial settlement amounts or royalties on future product sales to resolve claims or litigation, whether or not legitimately or successfully asserted against us. Even if we were to prevail in the actual or potential claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention and resources of our management and key employees from our business operations. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing our products or otherwise cause us reputational harm and negative publicity. Furthermore, many of our employees were previously employed by other automotive companies or by suppliers to automotive companies, or related industries. We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these employees’ former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may be enjoined from using certain technology, product, services, or knowledge or, we may lose valuable intellectual property or employees. A loss of key employees, our trade secrets, or our other work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources. Any of the foregoing could materially adversely affect our business, prospects, results of operations and financial condition. 57

Some of our products contain open-source software, which may pose particular risks to our proprietary software, products and services in a manner that could harm our business. We use open-source software, available from third parties, in our products and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. While we monitor our use as well as our third-party software suppliers’ use of open-source software and compliance with open-source licenses and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source license, such use could inadvertently occur or be claimed to have occurred. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open- source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce, or alleging non-compliance with the terms of the applicable open-source license. These claims could result in litigation and could require us to make our proprietary source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and we may not be able to complete the re-engineering process successfully. Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities. Moreover, some open-source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material adverse effect on our business, prospects, results of operations and financial condition. Risks Related to Financing and Strategic Transactions We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all. We have funded our operations since inception primarily through equity and debt financings. We anticipate that we will continue to raise additional funds through equity, equity-linked or debt financings. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, if at all. In addition, we have settled, and we expect to settle, tax withholding obligations in connection with vesting of the restricted stock units granted to certain employees through “net settlement,” i.e., by remitting the Company’s cash to satisfy the tax withholding obligation and simultaneously withholding a number of the vested shares on each vesting date with a value equal to that remitted cash. The amount of the tax withholding due on each vesting date will be based on the fair value of our common stock on such vesting date. Depending on the fair value of our common stock and the number of restricted stock units vesting on any applicable vesting date, such net settlement could require us to expend substantial funds to satisfy tax withholding. Our plan to continue the commercial production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. For example, as of December 31, 2025, pursuant to the terms of the agreements we entered into in connection with the supply of lithium-ion battery cells, we have remaining minimum purchase commitments of an aggregate of approximately $2.56 billion of lithium-ion battery cells using the current base prices, which could vary period-to-period primarily as a result of changes in raw material indexes. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate. If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. 58

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including volatility and disruptions in the capital and credit markets, including as a result of inflation, bank closures and liquidity concerns at financial institutions, the risk of a global economic recession or other downturn, interest rate changes, global or regional conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations and financial condition. We may not be able to realize the anticipated benefits of our agreements with Aston Martin, Uber, and Nuro. In June 2023, we entered into the Implementation Agreement with Aston Martin under which we and Aston Martin have established a long-term strategic technology arrangement. On November 6, 2023, pursuant to the terms of the Implementation Agreement, integration and supply arrangements became effective, under which we will provide Aston Martin access to our powertrain, battery system, and software technologies, work with Aston Martin to integrate our powertrain and battery components with Aston Martin’s battery EV chassis, and supply powertrain and battery components to Aston Martin. However, we may not be able to realize the anticipated benefits of this agreement if we experience delays, fail to successfully integrate our powertrain and battery components with Aston Martin’s vehicles, or fail to enter into a long form supply agreement on terms acceptable to us, or if we experience delays or fail to deliver the components ordered by Aston Martin. See Item 1 “Business” and Note 16 “Related Party Transactions” to the consolidated financial statements included elsewhere in this Annual Report for more information. In July 2025, we entered into the Vehicle Production Agreement (“VPA”) with Uber under which Uber and its designated fleet operators have agreed to purchase a minimum commitment of 20,000 Lucid Gravity Plus vehicles over a six-year period following the start of production. We will collaborate with Nuro to install autonomous driving software in Lucid Gravity vehicles, to enable Uber and its designated fleet operators to operate the vehicles as robotaxis with Level 4 autonomy. See Note 9 “Stockholders’ Equity” to the consolidated financial statements included elsewhere in this Annual Report for more information. We may not be able to realize the anticipated benefits of the VPA if we fail to meet certain volume and other requirements and specifications with respect to the Lucid Gravity Plus vehicles, including continued production of the base Lucid Gravity vehicles, meeting certain quality thresholds, and timely fulfillment of orders for the Lucid Gravity Plus vehicles. In addition, we will depend on Nuro to meet its requirements in order to fulfill some of these conditions. Any such delay or failure for any reason, including financial distress, insolvency or disruptions in operations experienced by our partners or for any other reasons beyond our control, may have an adverse effect on our brand and reputation, and our business, prospects, results of operations and financial condition. The accounting method for reflecting the Convertible Senior Notes on our consolidated balance sheet, accruing interest expense for the Convertible Senior Notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition. In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update, which we refer to as ASU 2020-06, which simplifies certain of the accounting standards that apply to convertible debt such as the Convertible Senior Notes. ASU 2020-06 will be effective for SEC-reporting entities for fiscal years beginning after December 15, 2021 (or, in the case of smaller reporting companies, December 15, 2023), including interim periods within those fiscal years. However, early adoption is permitted in certain circumstances for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We adopted ASU 2020-06 for the year ended December 31, 2021, including interim periods within that fiscal year. In accordance with ASU 2020-06, we accounted for the issuance of the Convertible Senior Notes as a liability on our balance sheets, with the initial carrying amount equal to the principal amount of the Convertible Senior Notes, net of issuance costs. The issuance costs will be treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the Convertible Senior Notes. As a result of this amortization, the interest expense that we expect to recognize for the Convertible Senior Notes for accounting purposes will be greater than the cash interest payments we will pay on the Convertible Senior Notes, which will result in a higher reported loss. 59

In addition, the shares underlying the Convertible Senior Notes will be reflected in our diluted earnings per share using the “if converted” method, in accordance with ASU 2020-06. Under that method, diluted earnings per share would generally be calculated assuming that all the Convertible Senior Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the Convertible Senior Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Convertible Senior Notes as a current, rather than a long-term liability. This reclassification could be required even if no noteholders convert their Convertible Senior Notes and could materially reduce our reported working capital. Servicing our current and future debt and potential payment obligations, including under the terms of our Convertible Senior Notes and Redeemable Convertible Preferred Stock, may restrict our flexibility in operating our business and require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness or satisfy our payment obligations. We issued $2.0 billion principal amount of our 1.25% convertible senior notes due 2026 (the “2026 Notes”) in December 2021, issued $1.1 billion principal amount of our 5.00% convertible senior notes due 2030 (the “2030 Notes”) in April 2025, issued $975.0 million principal amount of our 7.00% convertible senior notes due 2031 (the “2031 Notes”) in November 2025, and have entered into several credit facilities since 2022. Concurrent with the 2030 Notes offering, we repurchased $1,052.5 million principal amount of the 2026 Notes, reducing its remaining principal amount to $960.0 million. Concurrent with the 2031 Notes offering, we repurchased $755.7 million principal amount of the 2026 Notes, further reducing its remaining principal amount to $204.3 million. See Note 6 “Debt” to the consolidated financial statements included elsewhere in this Annual Report for further information on our outstanding debt obligations. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness from time-to-time depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Noteholders may, subject to a limited exception, require us to repurchase their Convertible Senior Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Convertible Senior Notes to be repurchased, plus accrued and unpaid interest, if any. Holders of the 2031 Notes may also require us to repurchase their 2031 Notes on November 1, 2029 at a cash optional repurchase price equal to the principal amount of the 2031 Notes to be repurchased. In addition, upon conversion, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in shares of our common stock. We may not have sufficient available cash or be able to obtain financing at the time we are required to repurchase the Convertible Senior Notes or pay any cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness, such as the covenants in the ABL Credit Facility and Certificate of Designations, may restrict our ability to repurchase the Convertible Senior Notes or pay any cash amounts due upon conversion. Our failure to repurchase the Convertible Senior Notes or pay any cash amounts due upon conversion when required will constitute a default under the indentures of such Convertible Senior Notes. A default under the indentures of such Convertible Senior Notes or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness and the Convertible Senior Notes. In addition, under the loan agreement entered into with Saudi Industrial Development Fund (“SIDF”), a related party of the Public Investment Fund (“PIF”), which is an affiliate of Ayar Third Investment Company, the controlling stockholder of the Company (“Ayar”), in February 2022 (as subsequently amended, the “SIDF Loan Agreement”), the SAR 1.9 billion credit facility with Gulf International Bank (“GIB”) maturing in February 2028 (the “2025 GIB Credit Facility”), five-year senior secured asset-based revolving credit facility (the “ABL Credit Facility”), and $750.0 million five-year unsecured delayed draw term loan credit facility (as amended to increase the aggregate principal to $1.98 billion in November 2025, the “DDTL Credit Facility”), we are subject to customary affirmative and negative covenants regarding our business and operations, including limitations on our ability to, among other things, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of assets (including dispositions of material intellectual property), consummate acquisitions or other investments, prepay certain debt, engage in transactions with affiliates, engage in certain sale and leaseback transactions, consummate mergers and other fundamental changes, enter in to restrictive agreements or modify their organizational documents. 60

In March 2024, we issued 100,000 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Redeemable Convertible Preferred Stock”) and in August 2024, we issued 75,000 shares of our Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Redeemable Convertible Preferred Stock”, together with the Series A Redeemable Convertible Preferred Stock, the “Redeemable Convertible Preferred Stock”). The holders of our Redeemable Convertible Preferred Stock have the right to receive payment in cash upon a mandatory conversion or redemption at our option, or upon the occurrence of a fundamental change (as defined in the Certificate of Designations), if certain liquidity conditions are not satisfied. In general, we are entitled to exercise a mandatory conversion right regarding the Redeemable Convertible Preferred Stock to convert into shares of common stock after the third anniversary of the date of original issuance if the daily VWAP (as defined in the Certificate of Designations) has been at least 200% of the Conversion Price (as defined in Note 8 “Redeemable Convertible Preferred Stock” to our consolidated financial statements included elsewhere in this Annual Report) for at least twenty (20) trading days (whether or not consecutive) during any thirty (30) consecutive trading day period (including the last day of such period), and we are entitled to redeem all or any portion of the Redeemable Convertible Preferred Stock on or after the fifth anniversary of the date of original issuance at a redemption price specified in the Certificate of Designations. The holders of our Redeemable Convertible Preferred Stock also have the right to receive certain Minimum Consideration (as defined in Note 8 “Redeemable Convertible Preferred Stock” to our consolidated financial statements included elsewhere in this Annual Report) upon a mandatory conversion, optional redemption, fundamental change or liquidation event. While we largely can control the occurrence of such events, if we are required to cash settle any of these obligations as a result of the liquidity conditions not being met, the amount of such cash settlement is subject to factors beyond our control and we cannot presently predict the amount of such cash settlement, which increases over time is not subject to any cap or limitation. A requirement to cash settle any obligations in relation to the Redeemable Convertible Preferred Stock may have a material adverse effect on our business, prospects, results of operations and financial condition. See “—The issuance of additional shares of our common stock or other equity or equity-linked securities, including upon conversion, optional redemption or repurchase of convertible securities, or sales of a significant portion of our common stock, could depress the market price of our common stock.” Our business may not generate cash flow from operations in the future sufficient to service our debt, our obligations under the Redeemable Convertible Preferred Stock and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or preferred stock or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any current or future indebtedness or preferred stock will depend on the capital markets and our financial condition at such time. Our obligations to the holders of our Redeemable Convertible Preferred Stock could also limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. We may not be able to engage in future financing on desirable terms, which could result in a default on our debt obligations. In addition, our existing debt agreements contain, and any of our future debt agreements may contain restrictive covenants that may prohibit us from selling assets, restructuring debt or preferred stock or obtaining additional debt financing or equity capital, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt, and may limit our ability to obtain additional financing, which in turn may have an adverse effect on our cash flows and liquidity. Further, shares of our common stock are subordinate in right of payment to all of our current and future debt and Redeemable Convertible Preferred Stock. We cannot assure that there would be any remaining funds for any distribution to our stockholders after the payment of all of our debt or, in the case of our Redeemable Convertible Preferred Stock, payment of all of our obligations upon liquidation or, in certain limited circumstances where cash settlement is required, our obligations upon mandatory conversion, optional redemption or a fundamental change. See “—We may be unable to raise the funds necessary to pay the cash amounts due upon mandatory conversion, redeem our Redeemable Convertible Preferred Stock or repurchase the Redeemable Convertible Preferred Stock upon a fundamental change.” In addition, our indebtedness and our obligations under our Redeemable Convertible Preferred Stock, combined with our other existing and future financial obligations and contractual commitments, could have other important consequences. For example, it could: • make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation; • limit our flexibility in planning for, or reacting to, changes in our business and our industry; • place us at a disadvantage compared to our competitors who have less debt or other obligations; • limit our ability to borrow or raise additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and • make an acquisition of our company less attractive or more difficult. Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness or issue additional Redeemable Convertible Preferred Stock, the risks related to our business and our ability to service or repay our indebtedness would increase. 61

We have incurred and may still incur substantially more debt. We and our subsidiaries have incurred and may need to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. The ABL Credit Facility, the certificate of designations of Series A Redeemable Convertible Preferred Stock (the “Series A Certificate of Designations”) and the certificate of designations of the Series B Redeemable Convertible Preferred Stock (the “Series B Certificate of Designations”) (together, the “Certificate of Designations”), impose certain restrictions on our ability to incur additional debt, but we are not restricted under the terms of the indentures governing our Convertible Senior Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on our Convertible Senior Notes when due. The conditional conversion feature of the Convertible Senior Notes, if triggered, may adversely affect our financial condition and operating results. For the 2026 Notes, before the close of business on the business day immediately before September 15, 2026, noteholders will have the right to convert their 2026 Notes upon the occurrence of certain events, and they may elect to convert their 2026 Notes regardless of the occurrence of such events from and after September 15, 2026 until the close of business on the second scheduled trading day immediately before December 15, 2026. For the 2030 Notes, before the close of business on the business day immediately before January 1, 2030, noteholders will have the right to convert their 2030 Notes upon the occurrence of certain events, and they may elect to convert their 2030 Notes regardless of the occurrence of such events from and after January 1, 2030 until the close of business on the second scheduled trading day immediately before April 1, 2030. For the 2031 Notes, before the close of business on the business day immediately before August 1, 2031, noteholders will have the right to convert their 2031 Notes upon the occurrence of certain events, and they may elect to convert their 2031 Notes regardless of the occurrence of such events from and after August 1, 2031 until the close of business on the second scheduled trading day immediately before November 1, 2031. If holders of the Convertible Senior Notes elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock, we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, in certain circumstances, such as conversion by holders or redemption, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Senior Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. The holders of our Redeemable Convertible Preferred Stock are entitled to vote on an as-converted to common stock basis and have rights to approve certain actions, which reduces the relative voting power of the holders of our common stock. The holders of our Redeemable Convertible Preferred Stock are entitled to vote, on an as-converted basis together with holders of our common stock, the number of votes (subject to a voting cap in accordance with Nasdaq listing rules) equal to the number of whole shares of common stock into which the shares of the Redeemable Convertible Preferred Stock held by such holder are convertible on the record date for determining stockholders entitled to vote on such matter, which reduces the relative voting power of our common stockholders. In addition, as long as at least 10% of the aggregate number of shares of the Series A and Series B Redeemable Convertible Preferred Stock originally issued remain outstanding, respectively, and subject to certain other conditions, holders of such Redeemable Convertible Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to our organizational documents that have an adverse effect on the respective Redeemable Convertible Preferred Stock, authorizations or issuances by us of capital stock that ranks senior or equal to the respective Redeemable Convertible Preferred Stock with respect to dividends or distributions on liquidation or the terms of which provide for cash dividends (other than the common stock), winding-up or dissolution, and decreases in the number of authorized shares of the Redeemable Convertible Preferred Stock. As a result of these consent and voting rights of the Redeemable Convertible Preferred Stock, holders of the Redeemable Convertible Preferred Stock have significant power to influence the outcome over any matter submitted for the vote of the holders of our common stock and to influence certain matters affecting our governance and capitalization. Our Redeemable Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are senior to the rights of, our common stockholders. The Redeemable Convertible Preferred Stock ranks senior to the common stock with respect to dividends and distributions of assets upon the Company’s liquidation, dissolution or winding up. In addition, the Redeemable Convertible Preferred Stock creates substantial obligations upon us in the case of a conversion, mandatory conversion, optional redemption, fundamental change or liquidation event that may have an adverse effect upon our financial condition and the interests of the holders of our common stock. The Redeemable Convertible Preferred Stock ranks senior to the common stock with respect to dividends, which substantially limits our ability to issue parity securities, junior securities or cash dividend securities, and may in some circumstances limit our ability to pay dividends on our common stock. Furthermore, the Certificate of Designations also provides that as long as Ayar owns at least 50% of the Redeemable Convertible Preferred Stock, we are required to comply with certain debt incurrence covenants in our ABL Credit Facility. 62

Holders of the Redeemable Convertible Preferred Stock also have rights to a guaranteed Minimum Consideration in the event that the Company exercises its right to mandatory conversion or optional redemption of the Redeemable Convertible Preferred Stock, and in the event of a fundamental change or liquidation event. See “—The issuance of additional shares of our common stock or other equity or equity-linked securities, including upon conversion, optional redemption or repurchase of convertible securities, or sales of a significant portion of our common stock, could depress the market price of our common stock.” In addition, holders of our Redeemable Convertible Preferred Stock have the right to receive payment in cash upon a mandatory conversion, optional redemption or a fundamental change if certain liquidity conditions are not satisfied. See “—Servicing our current and future debt and potential payment obligations, including under the terms of our Convertible Senior Notes and Redeemable Convertible Preferred Stock, may restrict our flexibility in operating our business and require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness or satisfy our payment obligations.” and “—We may be unable to raise the funds necessary should any cash amounts become payable upon mandatory conversion or in connection with a fundamental change or optional redemption in relation to our Redeemable Convertible Preferred Stock.” We may be unable to draw down the full amounts available under the ABL Credit Facility, the SIDF Loan Agreement, the 2025 GIB Credit Facility or the DDTL Credit Facility. The ABL Credit Facility has an initial aggregate principal commitment amount of up to $1.0 billion. However, availability of the committed amounts under the ABL Credit Facility is subject to the value of the eligible borrowing base and certain debt compliance covenants in the Certificate of Designations. We are currently able to draw down only a portion of the full amount available under the ABL Credit Facility. In addition, there is no guarantee that we will have sufficient eligible borrowing base in the future to be able to draw down the full amount available under the ABL Credit Facility. In addition, amounts committed under the SIDF Loan Agreement and the 2025 GIB Credit Facility are only available for certain specific purposes and subject to conditions on drawdowns. The DDTL Credit Facility provides for an approximately $1.98 billion delayed draw term loan credit facility, subject to drawdown conditions, including the requirement that there is no availability under the ABL Credit Facility. Any inability to draw down the full amounts committed under these facilities, should the need arise, may have an adverse effect on our cash flows and liquidity. We may not be able to identify adequate strategic relationship opportunities or form strategic relationships, in the future. Strategic business relationships have been and will continue to be an important factor in the growth and long-term success of our business. From time-to-time, we explore opportunities to enter into such relationships, including partnerships with original equipment manufacturers, service and charging providers, and technology innovators. However, there are no assurances that we will be able to identify or secure suitable business relationship opportunities in the future or that we will be able to maintain such relationships. In addition, our competitors may capitalize on such opportunities before we do and we may not be able to offer similar benefits to other companies with which we would like to establish and maintain strategic relationships, which could impair our ability to establish such relationships. For example, we have partnered with third-party EV charging providers to provide our customers with access to charging infrastructure, and we will rely on ongoing access to such infrastructure to provide our customers with charging solutions. If third-party EV charging providers terminate their partnerships or otherwise fail to deliver the anticipated benefits of their partnerships, our ability to provide a satisfactory customer experience will be harmed. In addition, although we have gained access to Tesla’s Supercharger network, any delay in implementing changes in Lucid vehicles required by Tesla by a certain milestone date may result in Tesla denying our access to their network. Our current and future alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. Moreover, identifying and executing on such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects and results of operations could be materially adversely affected. We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations. As part of our business strategy, we may make investments in complementary companies, solutions or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals. In addition, if we are unsuccessful at integrating such acquisitions or developing the acquired technologies, the revenue and results of operations of the combined company could be adversely affected. 63

Further, the integration of acquired businesses, assets or personnel typically requires significant time and resources, which could result in a diversion of resources from our existing business, which could have an adverse effect on our operations, and we may not be able to manage the integration process successfully. For instance, in April 2025, we acquired select facilities and assets in Arizona previously belonging to Nikola Corporation, including Nikola’s former Coolidge manufacturing facility and the Phoenix facility, and we offered employment to certain former Nikola employees in roles across our Arizona facilities. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or equity-linked securities to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness could result in increased fixed obligations and exposure to potential unknown liabilities of the acquired business and could also include covenants or other restrictions that could impede our ability to manage our operations. Our financial results may vary significantly from period-to-period due to fluctuations in our production levels, operating costs, product demand and other factors. Our period-to-period financial results may vary based on our production levels, operating costs and product demand, which we anticipate will fluctuate as we continue to design, develop and manufacture new vehicles (which could also reduce sales of our existing vehicles), increase production capacity, design and develop new EV-related products and technologies including robotaxis, and establish or expand design, research and development, production, sales and service facilities. Our revenues from period-to-period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new incentives or product derivatives based on market demand and margin opportunities, develop and introduce new vehicles or introduce existing vehicles to new markets for the first time. Our production levels also depend on our ability to obtain vehicle components from our suppliers, the effective operation of our manufacturing facilities, our ability to expand our production capacity, and our ability to timely deliver finished vehicles to customers. Lower production and sales volumes and an inability to fully utilize our purchase commitments with suppliers may result in increased costs and excess inventory as well as potential inventory write- offs. See “—Risks Related to Manufacturing and Supply Chain — if we fail to successfully tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.” In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter, and we expect to experience similar seasonality as we scale commercial production and sale of our current and future vehicles. Our period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of our vehicles in all of our markets, including price adjustments and incentives; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, including changes in trade policies and imposition or proposed imposition of tariffs; negative publicity relating to our vehicles; changes in consumer preferences and competitive conditions; investment in expansion to new markets; or increase in our sales, service and marketing activities. See “— Risks Related to Litigation and Regulation — Changes in U.S. trade policy, including the imposition of or uncertainties surrounding tariffs or revocation of normal trade relations and the resulting consequences, could adversely affect our business, prospects, results of operations and financial condition.” As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short-term, may have limited utility as an indicator of future performance. Significant variation in our quarterly performance could also significantly and adversely affect the trading price of our common stock. Risks Related to Tax Our ability to use net operating loss carryforwards and certain other tax attributes may be limited. We have accumulated U.S. federal and state net operating loss (“NOL”) carryforwards and research and development credits which may be available to offset and reduce future taxable income. While our U.S. federal NOL carryforwards arising in taxable years beginning after December 31, 2017, will not be subject to expiration, some of our U.S. federal and state NOL carryforwards of $10.8 billion and $7.8 billion, respectively, from taxable years prior to 2018 will begin to expire in 2027. See Note 13 “Income Taxes” to the consolidated financial statements included elsewhere in this Annual Report for more information. As of December 31, 2025, we also had U.S. federal research and development credit carryforwards which will begin to expire in 2036 and state research and development credit carryforwards do not have an expiration date. As of December 31, 2025, we had foreign net operating loss carryforwards, the majority of which will begin to expire in 2043. As of December 31, 2025, we maintain a full valuation allowance for our U.S. and the majority of our non-U.S. net deferred tax assets. Our U.S. federal and state NOL carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the U.S. tax code, respectively, and similar provisions of state law. Under those sections of the U.S. tax code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. 64

In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have completed a formal Section 382 study of our equity transactions through December 31, 2020. The study determined that we experienced an “ownership change” in 2016, and we will not be able to utilize $12 million of our U.S. federal NOL and $3 million of U.S. federal research and development tax credit carryforwards. Similar provisions of state law may also apply to limit our use of accumulated state tax attributes from the same period. We have not yet completed an analysis of whether the business combination between the Company and Legacy Lucid also caused an “ownership change.” In addition, future changes in our stock ownership may be outside of our control. If we undergo an ownership change, we may be prevented from fully utilizing the NOL carryforwards and tax credits existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize NOL carryforwards and tax credits. To the extent we are not able to offset future taxable income with our NOL carryforwards and tax credits, our net income and cash flows may be adversely affected. It is more likely than not that we will not generate taxable income in time to use any of our NOL carryforwards and research and development credits before their expiration. Unanticipated tax laws or any change in the application of existing tax laws to us or our customers or any change to our corporate structure may adversely impact our profitability and business. We are subject to income and other taxes in the United States and a growing number of foreign jurisdictions. Existing domestic and foreign tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us to change our transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges, and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to our customers (possibly with retroactive effect) and, if our customers are required to pay additional surcharges, it could adversely affect demand for our vehicles. Furthermore, changes to federal, state, local, or international tax laws on income, sales, use, import/export, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations continue to be considered by the United States and other countries where we currently operate or plan to operate. For example, the Tax Cuts and Jobs Act of 2017 introduced a Base Erosion and Anti-Abuse Tax which imposes a minimum tax on adjusted income of corporations with average applicable gross receipt of at least $500 million for prior three tax years and that make certain payments to related foreign persons. In addition, the Organization for Economic Cooperation and Development has issued model rules in connection with the Base Erosion and Profit Shifting integrated framework that determine multi-jurisdictional taxing rights and the rate of tax applicable to certain types of income. These contemplated tax initiatives, if finalized and adopted by the United States or other countries where we do business, and the other tax issues described above may materially and adversely impact our operating activities, transfer pricing policies, effective tax rate, deferred tax assets, cash flows and financial results in the current or future reporting periods. We may change our corporate structure, our business operations or certain agreements that we have entered into relating to taxes in a particular jurisdiction. These changes may materially and adversely impact our consolidated financial statements. Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results. On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a public statement (the “SEC Warrant Accounting Statement”) on accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”). The SEC Warrant Accounting Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The SEC Warrant Accounting Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” In light of the SEC Warrant Accounting Statement and guidance in Accounting Standards Codification (“ASC”) 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” Churchill’s management evaluated the terms of the Warrant Agreement entered into in connection with the Churchill IPO and concluded that the warrants include provisions that, based on the SEC Warrant Accounting Statement, preclude the warrants from being classified as components of equity. As a result, Churchill classified the warrants as liabilities. Under this accounting treatment, we are required to measure the fair value of the privately placed common stock warrants issued in connection with the Churchill IPO (the “Private Placement Warrants”) at the end of each reporting period and recognize changes in the fair value from the prior period in our operating results for the current period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside our control. We expect that we will recognize non-cash gains or losses due to the quarterly fair valuation of the warrants and that such gains or losses could be material. 65

Risks Related to Public Company Requirements The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business. We are required to comply with various regulatory and reporting requirements, including those required by the SEC and Nasdaq. Complying with these reporting and other regulatory requirements is time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business. Those requirements and their interpretation and application may also change from time-to-time and those changes could have a material adverse effect on our results of operations, financial condition or business. A failure to comply with such requirements, as interpreted and applied, could also have a material adverse effect on our results of operations, financial condition or business. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, cash flows, and financial condition. As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. In addition, changing laws, regulations, and standards related to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. To comply with the requirements of being a public company, we have undertaken, and expect to continue to further undertake in the future, various actions, such as hiring additional accounting staff and implementing new internal controls and procedures for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business. If we identify material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the value of our common stock. We are subject to the SEC’s internal control over financial reporting requirements. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. As part of such requirements, we are required to provide management’s attestation on the report on internal control over financial reporting by our independent registered public accounting firm. The design of internal controls over financial reporting for our business has required and will continue to require significant time and resources from management and other personnel. In addition, we are required to report any control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We cannot guarantee that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. Matters impacting our internal control over financial reporting may result in material misstatements of our consolidated financial statements, cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could materially adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital. 66

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause our stockholders to lose some or all of their investment. We may be required to write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, charges of this nature could contribute to negative market perceptions about us or our securities. Accordingly, any of our stockholders could suffer a reduction in the value of their shares. Risks Related to Our Common Stock The price of our common stock has been, and may continue to be, volatile, and this volatility may negatively impact the trading price of our common stock and the Convertible Senior Notes. The trading price of our common stock has fluctuated substantially. The trading price of our securities depends on many factors, including those described elsewhere in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause investors to lose all or part of the investment in our securities since investors might be unable to sell them at or above the price the investor paid for them. Any of the factors listed below could have a material adverse effect on stockholders’ investment in our securities and our securities may trade at prices significantly below the price stockholders paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline. Factors affecting the trading price of our securities may include: • market conditions in the broader stock market in general, or in our industry in particular; • actual or anticipated fluctuations in our quarterly financial or operating results or the quarterly financial or operating results of companies perceived to be similar to ours; • changes in the market’s expectations about our operating results; • the public’s reaction to our press releases, other public announcements and filings with the SEC; • the public’s reaction to financial projections and any other guidance or metrics that we may publicly disclose, including any decision to adjust or withdraw such financial projections, guidance or metrics; • speculation in the press or investment community; • actual or anticipated developments in our business, competitors’ businesses or the competitive landscape generally; • lower-than-anticipated industry-wide EV adoption rates or perception that EV demand is slowing; • the operating results failing to meet the expectation of securities analysts or investors in a particular period; • the timing of the achievement of objectives under our business plan and the timing and amount of costs we incur in connection therewith; • changes in financial estimates and recommendations by securities analysts concerning us or the market in general; • operating and stock price performance of other companies that investors deem comparable to ours; • market reaction to any of our strategic partners; • changes in laws and regulations affecting our business; • commencement of, or involvement in, litigation or investigations involving us; • changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; • the volume of our common stock available for public sale, including as a result of conversion of our Convertible Senior Notes or our Redeemable Convertible Preferred Stock; • any major change in our Board or management; • sales of substantial amounts of our common stock by our directors, officers or significant stockholders or the perception that such sales could occur; • general economic and political conditions, such as uncertainties in trade policies, the imposition or proposed imposition of tariffs, export controls, threat of a trade war, recessions, interest rate changes, inflation, bank closures and liquidity concerns at financial institutions, changes in diplomatic and trade relationships, fluctuations in foreign currency exchange rates, acts of war or terrorism, and natural disasters; and 67

• other risk factors listed in this section “Risk Factors.” Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to ours could depress our stock price and the trading price of the Convertible Senior Notes regardless of our business, prospects, financial conditions or results of operations. Broad market and industry factors, including global or regional conflicts and other geopolitical events, natural disasters, and any other global pandemics, as well as general economic, political and market conditions such as recessions, inflation, bank closures and liquidity concerns at financial institutions, or interest rate changes, may seriously affect the market price of our common stock and other securities, regardless of our actual operating performance. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future. Furthermore, the stock markets in general, and the markets for technology and EV stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of the companies. The trading price of our common stock may be adversely affected by third parties trying to drive down or drive up the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines or otherwise exhibits volatility, and their activities can negatively affect our stock price and increase the volatility of our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In addition, hedging activity by holders of the Convertible Senior Notes may impact the market price of our common stock, in particular during any redemption conversion period in connection with a redemption of the Convertible Senior Notes or any observation period for a conversion of the Convertible Senior Notes. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments. The issuance of additional shares of our common stock or other equity or equity-linked securities, including upon conversion, optional redemption or repurchase of convertible securities, or sales of a significant portion of our common stock, could depress the market price of our common stock. Future issuances of shares of our common stock, or of securities convertible into or exercisable for our common stock, could depress the market price of our common stock and result in significant dilution for holders of our common stock. This includes the potential issuance of a substantial number of shares of our common stock upon the conversion, optional redemption, or repurchase of our Redeemable Convertible Preferred Stock. The Redeemable Convertible Preferred Stock is convertible into our common stock at specified conversion prices, subject to customary anti-dilution adjustments, and the number of shares issuable upon conversion may increase over time due to the compounding of dividends at an initial rate of 9% per annum, which are not subject to any cap or sunset provisions and may accrue in perpetuity. As a result, the number of shares of common stock issuable upon conversion of the Redeemable Convertible Preferred Stock may continue to increase, further diluting the ownership interests of existing common stockholders. In addition, in certain circumstances, including in connection with a mandatory conversion, optional redemption, or a fundamental change (as defined in the Certificate of Designations), holders of the Redeemable Convertible Preferred Stock may be entitled to receive “Minimum Consideration.” If the value of the Minimum Consideration exceeds the Accrued Value of the Redeemable Convertible Preferred Stock, we would be required to issue a number of shares of common stock that is presently indeterminable and, particularly if our stock price is substantially below the initial conversion price, such issuances could result in significant dilution to the common stockholders which could have a material adverse effect on the market prices of our common stock and on our financial condition, liquidity, and ability to obtain additional financing. The exercise of our outstanding warrants and options, the vesting and settlement of our restricted stock units and the conversion of our Convertible Senior Notes may also result in additional dilution to holders of our common stock. In the future, we may issue additional shares of our common stock, or securities convertible into or exercisable for common stock, in connection with generating additional capital, future acquisitions, repayment of outstanding indebtedness, under our stock incentive plan, or for other reasons. The market price of shares of our common stock could decline as a result of substantial sales of common stock or securities convertible into shares of common stock, particularly by our significant stockholders, a large number of shares of common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. 68

In addition, pursuant to the Investor Rights Agreement, dated February 22, 2021 (as amended from time-to-time, the “Investor Rights Agreement”), Ayar, and certain other parties thereto are entitled to, among other things, certain registration rights, including demand, piggy- back and shelf registration rights with respect to their shares of common stock (including shares of common stock underlying the Redeemable Convertible Preferred Stock held by Ayar) and Ayar’s shares of the Redeemable Convertible Preferred Stock. We also provided certain registration rights to SMB with respect to the shares of common stock issued to SMB pursuant to the 2025 Subscription Agreement. If either pursuant to any registration statement or through another avenue, one or more of these stockholders were to sell a substantial portion of the securities they hold, including any common stock issued upon conversion, redemption or repurchase of our Redeemable Convertible Preferred Stock, it could cause the trading price of our common stock to decline. Furthermore, given Ayar’s substantial concentration in ownership of our common stock and the Redeemable Convertible Preferred Stock, if Ayar were to elect to sell in the open market or in private placement transactions, it could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our common stock. We are a “controlled company” within the meaning of the applicable Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are not controlled companies. As of December 31, 2025, the PIF, both directly and indirectly through Ayar, held over 50% of the voting power for the election of our directors. As a result, we are a “controlled company” within the meaning of the Nasdaq rules, and as a result, we qualify for exemptions from certain corporate governance requirements. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to have: (a) a majority of independent directors on the board; (b) a nominating committee comprised solely of independent directors; (c) compensation of executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (d) director nominees selected, or recommended for the selection by the board, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. Although currently we do not utilize any of these exemptions, we may elect to utilize one or more of these exemptions for so long as we remain a “controlled company.” As a result, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Ayar also has the ability to nominate five of the eight directors to our Board. In addition, for so long as Ayar holds the Redeemable Convertible Preferred Stock and as result of the consent and voting rights of the Redeemable Convertible Preferred Stock, coupled with the voting rights associated with Ayar’s existing ownership of common stock in the Company, Ayar has significant power to influence the outcome over any matter submitted for the vote of the holders of our common stock and to influence certain matters affecting our governance and capitalization. Further, Ayar is entitled to receive additional shares of our common stock under the prepaid forward transactions entered into with a forward counterparty that is an affiliate of one of the initial purchasers of the 2030 Notes and the 2031 Notes (the “Forward Counterparty”) in connection with the pricing of the 2030 Notes and the 2031 Notes. This concentration of ownership and voting power allows Ayar to exercise control over certain decisions, in particular with regards to governance and capitalization matters, including matters requiring approval by our stockholders (such as, subject to the Investor Rights Agreement, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests. The interests of Ayar may differ from the interests of our other stockholders and, as such, Ayar’s voting power and influence over us may decrease the relative interests of our other stockholders or of the Company. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock and the trading price of the Convertible Senior Notes. The PIF and Ayar beneficially own a significant equity interest in us and may take actions that conflict with other stockholders’ interests. The interests of the PIF and Ayar may not align with our interests and the interests of our other stockholders or securityholders. The PIF and Ayar are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The PIF and Ayar and their respective affiliates, may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Securities or industry analysts may or may not publish research or reports about us, our business, our market, or change their recommendations regarding our common stock adversely, which could cause the price and trading volume of our common stock to decline. The trading market for our common stock can be influenced by the research and reports that industry or securities analysts may publish about us, our business and operations, our market, or our competitors. Similarly, if any of the analysts who do cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock may decline. If any analyst who covers us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline. 69

We do not anticipate paying any cash dividends for the foreseeable future. We have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the ABL Credit Facility, the DDTL Credit Facility and our Redeemable Convertible Preferred Stock limits our and certain of our subsidiaries’ ability to pay cash dividends. We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, capital requirements, applicable contractual restrictions and such other factors as the Board may deem relevant. As a result, capital appreciation in the price of our common stock, if any, will be our stockholders’ only source of gain on an investment in our common stock. There is no guarantee that an active and liquid public market for our securities will be sustained. If a liquid trading market for our common stock is not sustained: • holders of our common stock may not be able to liquidate their investment in shares of our common stock; • holders of our common stock may not be able to resell their shares of our common stock at favorable prices, or at all; • the market price of shares of our common stock may experience significant price volatility; and • there may be less efficiency in carrying out purchase and sale orders with respect to our common stock. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and trading of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. Our stockholders may be unable to sell their securities unless a market can be established or sustained. Our current bylaws designate a state court within the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us or with our directors, officers or employees and may discourage stockholders from bringing such claims. Under our current bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum will be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) for: • any derivative action or proceeding brought on our behalf; • any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; • any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended, restated, modified, supplemented or waived from time- to-time); or • any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine. For the avoidance of doubt, the foregoing provisions of our current bylaws will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our current bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our current bylaws described in the preceding sentences. These provisions of our current bylaws could limit the ability of our stockholders to obtain a favorable judicial forum for certain disputes with us or with our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our current bylaws inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings listed above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations. While the Delaware courts have determined that such choice of forum provisions are valid at face value, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. 70

Some provisions of Delaware law, our current certificate of incorporation and our current bylaws, our Certificate of Designations and the indentures for the Convertible Senior Notes may deter third parties from acquiring us and diminish the value of our common stock, the Convertible Senior Notes and the Redeemable Convertible Preferred Stock. Our current certificate of incorporation and our current bylaws provide for, among other things: • the ability of our Board to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control; • subject to the Investor Rights Agreement, advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and • certain limitations on convening special stockholder meetings. In addition, in our current certificate of incorporation, we have not opted out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless: • prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; • upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of voting stock outstanding at the time the transaction commenced, excluding certain shares; or • at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least two- thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. In addition, certain terms of our Redeemable Convertible Preferred Stock and the Convertible Senior Notes may make it more difficult for an entity to acquire us. As the current holder of our Convertible Preferred Stock, Ayar has certain repurchase, conversion and consent rights, including the right, at the option of Ayar, to require us to repurchase for cash or, if under the terms of our Redeemable Convertible Preferred Stock we are then permitted, and we so elect, shares of our common stock (or other securities to be received by a holder of common stock in such fundamental change) in connection with a fundamental change, based on the applicable Minimum Consideration. See “— Risks Related to Financing and Strategic Transactions—Our Redeemable Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are senior to the rights of, our common stockholders.” Similarly, the indentures governing the Convertible Senior Notes generally requires us, at the option of the holders, to repurchase the Convertible Senior Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Convertible Senior Notes in connection with a make- whole fundamental change, as defined in the indentures for the Convertible Senior Notes. These provisions may make it more costly for a potential acquirer to engage in a business combination transaction with us. These provisions in our current certificate of incorporation, our current bylaws, our Certificate of Designations and the indentures for the Convertible Senior Notes as well as Delaware law could increase the cost and difficulty of acquiring us or may discourage, delay or prevent a transaction involving a change in our control that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock or the value of the Convertible Senior Notes or the Redeemable Convertible Preferred Stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our Board and take other corporate actions, which could also affect the price investors are willing to pay for our common stock, the Convertible Senior Notes or the Redeemable Convertible Preferred Stock. Item 1B. Unresolved Staff Comments. None. 71

Item 1C. Cybersecurity. At Lucid, cybersecurity risk management is an integral part of our overall enterprise risk management program. We have made significant investments in people, processes, and technology to protect Lucid’s connected vehicles, services, confidential business information, and employee and consumer personal data. We have implemented multiple and varied processes and technologies for the avoidance, identification, assessment, mitigation, and remediation of risks from cybersecurity threats and incidents designated to protect against the cybersecurity risk landscape. We regularly assess and enhance our protection, detection, response, and recovery capabilities and engage with the cybersecurity communities including Auto-ISAC, third-party cybersecurity and compliance partners, internal stakeholders, and organizations leading best practices, to support our goals and objectives. Our cybersecurity risk management program integrates multiple teams across the organization, including our IT, digital and physical product, infrastructure, and legal teams, with leadership and oversight by executive management, the Audit Committee of the Board of Directors (“Audit Committee”), and the Board of Directors (“Board”). To date, Lucid is not aware of risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect Lucid, including our business strategy, results of operations or financial condition. See Item 1A. “Risk Factors” of this Annual Report for further information about our cybersecurity risk. Governance Board and Committee Oversight Our Board has oversight responsibility for our overall enterprise risk management and delegates cybersecurity risk management oversight to the Audit Committee. The Audit Committee oversees Lucid’s policies and practices with respect to risk assessment and risk management, including discussing with management (i) Lucid’s major financial, cybersecurity, privacy and other information technology risk exposures; (ii) the steps that have been taken to monitor and control such exposures; and (iii) any material cybersecurity threats or incidents. The Audit Committee and the Board receive regular reporting from Lucid’s management, including our Head of Cybersecurity and other leaders of our enterprise IT security and product cybersecurity departments (“Cybersecurity Leaders”), led by our Head of Cybersecurity, on the status of our cybersecurity program and ad hoc reporting on material cybersecurity threats and incidents. Management’s Role At the management level, our Information Security Steering Committee (“ISSC”), with oversight by our VP of IT and General Counsel, is responsible for leading our cybersecurity risk management program and enterprise cybersecurity matters. Under the ISSC, we have various cybersecurity working committees, led by our Cybersecurity Leaders, which are primarily responsible for operational review of cybersecurity threats and incidents as part of our incident response process. Cybersecurity Leaders receive reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. For potentially material cybersecurity threats and incidents, we escalate these to the ISSC, which, with additional oversight and support from our Interim CEO, would raise such threats and incidents to our Audit Committee Chair and, as appropriate, to our Board as they arise. If the cybersecurity incident is determined to be material, disclosure would be filed with the SEC within four business days of determination. Our Cybersecurity Leaders and the dedicated personnel on their teams have industry-recognized certifications such as Certified Information Security Manager, Certified Information Systems Security Professional, and Boardroom qualified Technology Expert, and experienced information systems security professionals and information security managers with many years of technical cybersecurity management experience. Our Head of Cybersecurity has served in various roles in information security over the past 30 years, including serving as Chief Information Security Officer for four other technology companies. Our Head of Cybersecurity has a Bachelor of Science in Cybersecurity and Information Assurance and has earned several industry certifications in systems and cybersecurity. Management of Cybersecurity Risk Our Cybersecurity Risk Management Processes Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents by identifying and escalating risks, issues, and key decisions to management, the Audit Committee, and our Board. We designed our program to protect our products and services, confidential business information (including intellectual property), and employee and consumer data and includes steps for detecting and monitoring cybersecurity threats and incidents, assessing the severity of such threats or incidents, identifying the source of such threats or incidents, including whether such threats or incidents are associated with a third-party vendor or service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management, the Audit Committee, and our Board of potentially material cybersecurity threats and incidents. In addition, our cybersecurity team provides cybersecurity training to employees during the onboarding process and on a periodic basis thereafter, with specialized training and tabletop exercises for our core incident response teams and executive management on at least an annual basis. 72

Under the oversight of the ISSC, our cybersecurity risk management program is implemented day-to-day by our cybersecurity team, who identifies, considers, and assesses risks from cybersecurity threats and incidents on a regular basis; establishes processes to monitor such cybersecurity risks; provides mitigation and remediation measures; engages in policy review and development; provides product support and deployment; and maintains our cybersecurity program. Our cybersecurity team also implements data loss prevention tools and capabilities, customer security measures, incident response measures, and processes for management of third-party vendors and service providers. Our cybersecurity incident response is driven by our Lucid Data and Security Incident Response Plan. Based upon the severity assessment and ranking, incidents are handled by the relevant teams for technical, operational, and legal risk management.

In addition, Lucid has implemented processes to integrate our cybersecurity risk management processes into our overall enterprise risk management system including within our greater product management, personnel management, and third-party vendor and service provider management processes.

*Third-Party Auditors and Consultants in Cybersecurity Risk Management*

Our cybersecurity team also periodically engages third-party cybersecurity experts for risk assessment and system enhancements. We utilize third-party auditors and assessors in connection with our cybersecurity risk management program to identify gaps and develop policies, procedures, and strategies designed to improve the cybersecurity program. We also use third-party consultants to obtain and will use them to maintain relevant organizational cybersecurity certifications, including UN Regulation 155 Vehicle Cybersecurity Approval. As a general matter, we have from time-to-time utilized third-party cybersecurity consultants on an ad hoc basis in specific instances, including (i) to address potential cybersecurity threats and incidents, (ii) to conduct cybersecurity assessments and penetration testing on high-value systems and applications; and (iii) to develop internal capabilities to improve our cybersecurity defense.

*Cybersecurity Risk Management of Third-Party Vendors and Service Providers*

We have also implemented risk management practices designed to minimize cybersecurity risks that arise from utilizing third-party vendors and service providers that receive or have access to Lucid confidential information or personal data. In order to oversee and identify such risks, we have implemented the following processes: (i) a third-party security risk management program designed to assess security risk of new third-party vendors or service providers and develop countermeasures to manage unacceptable risks; (ii) provisions in our third-party vendors and service provider contracts with added security requirements; (iii) training procurement teams on management of third-party vendor and service providers; (iv) role-based access controls for third-party personnel; and (v) data transfer mechanisms for the sharing of data with third parties. While we are in the process of increasing the resiliency of these capabilities across the board, our control over and ability to monitor the security posture of third-party vendors and service providers remains limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties. In addition, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

**Item 2. Properties.**

We are headquartered in Newark, California. Our principal facilities include properties in North America, Europe and the Middle East, which are primarily for manufacturing, assembly, warehousing, engineering, retail and service, and administrative activities. We have opened 62 studios and service centers (excluding temporary and satellite service centers) under leases: 45 in North America, 12 in Europe, and five in the Middle East. Our current manufacturing facilities are in Casa Grande, Arizona and Saudi Arabia. We currently lease or own the land on which our material properties are situated, and the leased properties are subject to various lease arrangements with third-party entities.

Excluding our growing portfolio of retail and service locations, a list of certain of our principal facilities are outlined below:

| Primary Use | Location | Owned or Leased |
|---|---|---|
| Headquarters | Newark, CA | Leased |
| Manufacturing (AMP-1) | Casa Grande, AZ | Owned/Leased[1] |
| Manufacturing (AMP-2) | King Abdullah Economic City, Saudi Arabia | Leased |

[1] We own a substantial portion of the AMP-1 property and have an option to purchase the land for the portion of the AMP-1 property that is under lease.

**Item 3. Legal Proceedings.**

For a description of our legal proceedings, please see the description set forth in the "Legal Matters" section in Note 12 "Commitments and Contingencies" in the notes to the consolidated financial statements in Item 8 of Part II of this Annual Report, which is incorporated herein by reference.

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Item 4. Mine Safety Disclosures. Not applicable. 74

Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information Our common stock is listed on the Nasdaq Stock Market LLC under the ticker symbol “LCID.” On August 29, 2025, we effected a reverse stock split of our common stock at a ratio of one-for-ten (1:10) and a corresponding reduction of the authorized shares of common stock, as approved by our Board and stockholders. The shares of the common stock began trading on a reverse split-adjusted basis at market open on September 2, 2025. Holders of Record As of January 30, 2026, there were 101 holders of record of our common stock. The number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held through banks, brokers and other financial institutions. Dividend Policy We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future is dependent upon our revenues and earnings, if any, capital requirements, the terms of any indebtedness and general financial condition. The payment of any cash dividends will be within the discretion of the Board at such time. In addition, the Board is not currently considering and does not anticipate declaring any stock dividends in the foreseeable future. Securities Authorized for Issuance Under Equity Compensation Plans For a description of securities authorized under our equity compensation plans, see Note 10 “Stock-based awards” to the consolidated financial statements included elsewhere in this Annual Report for more information. Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings Subscription Agreement On July 16, 2025, we entered into a subscription agreement (the “2025 Subscription Agreement”) with SMB, a subsidiary of Uber, under which we agreed to issue and SMB agreed to purchase, in a private placement, our common stock equal to (i) $300.0 million in cash divided by (ii) an amount equal to the arithmetic average of the daily volume-weighted average price of the common stock over a period of 30 consecutive trading days ending on, and including, July 15, 2025. In September 2025, we entered into an amendment to the 2025 Subscription Agreement with SMB to reflect the adjustments made to the number of placement shares and purchase price per placement share therein due to the Reverse Stock Split (as defined in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this Annual Report), and consummated the private placement of shares to SMB and issued 13,715,121 shares, at a price per share of $21.87, for aggregate net proceeds of $299.7 million after deducting issuance costs of $0.3 million. The shares issued under the 2025 Subscription Agreement were sold in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act. Convertible Senior Notes On April 8, 2025, we issued $1.1 billion aggregate principal amount of 5.00% convertible senior notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used the net proceeds from the 2030 Notes offering (i) to fund the approximate $118.3 million cost of entering into the capped call transaction and (ii) to fund repurchases of approximately $1,052.5 million in aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. We intend to use the remaining net proceeds for general corporate purposes. On November 17, 2025, we issued $975.0 million aggregate principal amount of 7.00% convertible senior notes due 2031 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used the net proceeds from the 2031 Notes offering to fund repurchases of approximately $755.7 million in aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. We intend to use the remaining net proceeds for general corporate purposes. Issuer Purchases of Equity Securities None. 75

Stock Performance Graph This performance graph shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. The following graph shows a comparison, from January 1, 2021 through December 31, 2025, of the cumulative total return on our common stock, the NASDAQ Composite Index and the 20 largest public companies sharing the same SIC code as us, which is SIC code 3711, “Motor Vehicles and Passenger Car Bodies” (Motor Vehicles and Passenger Car Bodies Public Company Group). Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index and the Motor Vehicles and Passenger Car Bodies Public Company Group assumes an investment of $100 on January 1, 2021 and reinvestment of dividends. We have never declared or paid cash dividends on our common stock nor do we anticipate paying any such cash dividends in the foreseeable future. Item 6. [Reserved]. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis provides information that Lucid management believes is relevant to an assessment and understanding of Lucid’s consolidated results of operations and financial condition as of December 31, 2025 and for the fiscal year ended December 31, 2025. The discussion should be read together with our consolidated financial statements and related notes that are included elsewhere in this Annual Report. For discussion related to our financial condition as of December 31, 2024, results of operations for the fiscal year ended December 31, 2024 and year-to-year comparison between the years ended December 31, 2024 and 2023, refer to the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 25, 2025. This discussion may contain forward-looking statements based upon Lucid’s current expectations, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in Part I, Item 1A of this Annual Report. 76

Unless otherwise noted, the share, per share, and related information in this Annual Report has been retrospectively adjusted to reflect the Reverse Stock Split (as defined in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this Annual Report). Overview We are a technology company that is shaping the future of mobility through our innovations, advanced technology, and software-defined vehicle platforms. Our award-winning Lucid Air and Lucid Gravity set new standards with their unmatched combination of performance, range, space, and efficiency. Our focus on in-house hardware and software innovation, vertical integration, and a “clean sheet” approach to engineering and design led to the development of the award-winning Lucid Air and Lucid Gravity, and upcoming Midsize platform. We sell vehicles directly to consumers through our retail sales network and online channels, including Lucid Financial Services. We believe that owning and operating our sales network provides the best opportunity to closely manage the customer experience, gather direct feedback, and ensure that every interaction is tailored to customer needs. We are also actively exploring alternative importer and agency models to enhance flexibility and optimize our distribution strategy in response to evolving market dynamics. We also own and operate a vehicle service network comprised of service centers in major metropolitan areas and a fleet of mobile service vehicles. In addition to our in-house capabilities, we continue to grow an approved list of specially trained collision repair shops, which in some cases serve as repair hubs for mobile service. We designed, developed, and now manufacture and sell two groundbreaking EVs: The Lucid Air sedan, for which customer deliveries began in late 2021, and the Lucid Gravity SUV, which arrived on the road in late 2024. We plan to expand our vehicle lineup with the upcoming Midsize platform vehicles, which is scheduled to start production in late 2026. Introducing a new vehicle is challenging and complex, particularly at our accelerated pace, and we are leveraging insights gained from our Lucid Air and Lucid Gravity production ramps while planning for our Midsize production. The highly uncertain macroeconomic environment and swift-moving trade policies further complicate these efforts. In response to this uncertainty, we are diligently working to optimize our supply chain and manufacturing plans. Recent Developments Workforce Reduction In February 2026, we announced a reduction of our current U.S. workforce (the “Plan”) intended to align with our long-term operating goals as we focus on the start of production of our Midsize platform, expansion into the robotaxi market and development of ADAS technologies, as well as the sale and distribution of our current models in existing and new geographies. We expect to substantially complete the Plan by the end of the second quarter of 2026, subject to local law and consultation requirements. As a result of the Plan, we expect to incur total restructuring charges of approximately $40 million to $42 million, primarily related to severance payments, employee benefits, and employee transition. We expect the Plan to provide us with an annualized cash savings of approximately $145 million to $150 million. 2031 Notes In November 2025, we issued $975.0 million aggregate principal amount of the 2031 Notes in a private offering. The net proceeds from the offering were $962.2 million after deducting debt issuance costs. Repurchase of 2026 Notes Contemporaneously with the 2031 Notes offering, we repurchased $755.7 million aggregate principal amount of the 2026 notes, using $748.2 million of the net proceeds of the 2031 Notes. 77

Potential Impact of Adverse Economic Conditions and Trade Policy Uncertainties on our Business A global economic recession, downturn or other adverse economic conditions, whether due to changes or uncertainties in trade policies, the imposition or proposed imposition of tariffs, export controls, threat of a trade war, persistent inflation, political instability, global or regional conflicts or other geopolitical events, public health crises, interest rate increases or other central bank policy actions, bank closures and liquidity concerns at financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. If any of our suppliers, sub-suppliers or partners experience financial distress, insolvency or disruptions in operations, they may be unable to fulfill their obligations or meet our production and quality requirements. Adverse economic conditions and uncertainty about the current and future domestic or global economic conditions may also cause our customers to defer purchases or cancel their orders in response to higher interest rates, limited consumer credit availability, lower cash reserves, fluctuations in foreign currency exchange rates, and weakened consumer confidence. A reduction in demand for our products may result in a decline in product sales, with a corresponding material adverse impact on our business, prospects, financial condition and results of operations. Given our premium brand positioning and pricing, an economic recession or downturn is likely to have a disproportionate adverse effect on us compared to our competitors in the EV and traditional automotive sectors, to the extent that consumer demand for luxury goods declines in favor of more cost-conscious alternatives. In addition, adverse economic conditions and uncertainties surrounding trade policies, tariffs and export controls could also cause supply chain and logistical challenges and operational risks. In particular, the U.S. federal government enacted the law commonly referred to as the OBBBA, which eliminates, limits or phases out certain tax credits that had previously provided significant benefits to lessees and purchasers of EVs and adds new eligibility requirements on manufacturers to continue claiming tax credits on EV components. It also eliminates certain penalties for noncompliance with certain fuel efficiency standards and introduces certain key tax law modifications. Taken together, adverse economic conditions and uncertainties surrounding trade policies, tariffs and export controls, coupled with supply chain challenges and the potential difficulty of passing costs to consumers or sharing the burden with suppliers, could reduce demand for our products and have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, the deterioration of conditions in the financial markets may limit our ability to obtain external financing to fund our operations and capital expenditures for business growth on terms favorable to us, if at all. See “Risk Factors” in Item 1A of Part I of this Annual Report for more information regarding risks associated with a global economic downturn or recession, changes or uncertainties in trade policies, or the imposition or proposed imposition of tariffs, including under the captions “A global economic recession, downturn or other adverse economic conditions may have a material adverse impact on our business, prospects, results of operations and financial condition.” and “Changes in U.S. trade policy, including the imposition of or uncertainties surrounding tariffs or revocation of normal trade relations and the resulting consequences, could adversely affect our business, prospects, results of operations and financial condition.” Key Factors Affecting Our Performance We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” in Item 1A of Part I of this Annual Report. Design and Technology Leadership We believe that we are positioned to be a leader in the EV market by unlocking the potential for advanced, high-performance, and long-range EVs to co-exist. We designed the Lucid Air and the Lucid Gravity with race-proven battery and powertrain technologies, offering robust performance together with a sleek exterior design and expansive interior space due to our miniaturized key drivetrain components. The Lucid Gravity is a groundbreaking new class of SUV, conceived from the ground up. Enabled by our revolutionary technology, the Lucid Gravity provides the interior space and practicality of a full-size SUV within the exterior footprint of a mid-size SUV. As a result, it provides a sophisticated space for up to seven adults, game-changing versatility, and an unparalleled driving experience. The Lucid Air and the Lucid Gravity are software-defined vehicles, designed to improve over time, with OTA software updates and key hardware already in place in the vehicle. This holistic systems approach to the integration of hardware and software is what allows us to provide these continuous OTA updates. We designed the Lucid Gravity to share components with the Lucid Air where possible, and we continue to evaluate opportunities to apply components developed for the Lucid Gravity to the Lucid Air, further expanding the number of common parts while also enhancing the customer experience in the Lucid Air. These measures enable efficiency in design, engineering, and capital expenditure deployment for the Lucid Gravity. We anticipate continued consumer demand for the Lucid Air based on its luxurious design, high-performance technology, sustainability leadership, and the growing acceptance of and demand for EVs as substitutes for gasoline-fueled vehicles. We also anticipate that these attributes will drive customer demand for the Lucid Gravity, and our future models, including our upcoming Midsize platform. 78

Distribution Models We operate a direct-to-consumer sales and service model in North America, which we believe allows us to offer a personalized experience for our customers based on their purchase and ownership preferences. We expect to continue to incur significant expenses in our sales, service and marketing operations for sales of the Lucid Air, the Lucid Gravity, and any future vehicle programs, including the upcoming Midsize platform, that we may offer over the coming decade, including to open additional studios, expand our sales force, grow marketing and brand awareness, and establish a robust service center operation. As of December 31, 2025, we have opened 62 studios and service centers (excluding temporary and satellite service centers): 40 in the United States (14 in California, four in each of Florida and New York, two in each of Arizona, Illinois, Massachusetts, New Jersey, Texas, Virginia and Washington, and one in each of Colorado, Georgia, Michigan and Pennsylvania), seven in Germany, five in Canada, four in Saudi Arabia, three in Switzerland, one in Netherlands, one in Norway, and one in the United Arab Emirates. We also plan to hire additional sales, customer service, and service center personnel. We believe that investing in our direct-to-consumer sales and service model will be critical to delivering and servicing the Lucid EVs we currently manufacture and sell. As we expand globally, our strategy includes establishing third-party distribution partnerships through proven business models such as importer, dealer, agent, and authorized repairer relationships. Introducing these channels is expected to enable rapid growth in these markets while optimizing the capital required to build a comprehensive sales and service network. All third-party partnerships are expected to be governed by robust agreements, standards, and guidelines to ensure compliance and maintain the Lucid customer experience throughout the entire journey. Expanding and Improving Manufacturing Capacity and Processes Achieving commercialization and growth for each generation of our EVs requires us to make significant capital expenditures to scale our production capacity and improve our supply chain processes in the United States and internationally. We expect our capital expenditures to increase as we continue constructing the CBU portion of AMP-2 and expanding AMP-1. The amount and timing of our future manufacturing capacity requirements, and resulting capital expenditures, will depend on many factors, including the pace and results of our research and development efforts to meet technological development milestones, our ability to develop and launch new EVs, our ability to achieve sales and meet customer demand at anticipated levels, our ability to utilize planned capacity in our existing facilities and our ability to enter new markets. Technology Innovation We develop in-house battery, powertrain, and software technology, which requires significant capital investment in research and development. The EV market is highly competitive, including both established automotive manufacturers and new entrants. To establish market position and attract customers, we plan to continue making substantial investments in research and development for the commercialization and continued enhancements of the Lucid Air and the Lucid Gravity, the development of our Midsize platform, as well as future generations of our EVs and other products. 79

## Results of Operations

### *Revenue*

The following table presents our revenue for the periods presented (in thousands):

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 | $ Change | % Change |
|---|---|---|---|---|
| Revenue | $ 1,353,790 | $ 807,832 | $ 545,958 | 68 % |

We recognize revenue from vehicle sales when the customer obtains control of the vehicle, which is upon delivery. We also generate revenue from non-warranty after-sales vehicle services and parts, sales of battery pack systems, powertrain kits, retail merchandise, regulatory credits, and sales of non-Lucid vehicles acquired as part of the trade-in program. We generate regulatory credits revenue from the sale of tradable credits we earn under various regulations. This includes credits related to ZEVs and GHG, and CAFE credits.

Revenue increased by $546.0 million, or 68%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by higher Lucid vehicle deliveries for the year ended December 31, 2025, as compared to the year ended December 31, 2024. In addition, our ramp-up of the Lucid Gravity which has a higher average selling price, resulted in a favorable product mix that further contributed to the increase in the revenue. We believe the recent proposal to lower the U.S. federal fuel economy standards and eliminate CAFE EV credit trading may create uncertainties to future regulatory credit sales. Please see "*Risk Factors — Risks Related to Our Business and Operations — The unavailability, reduction or elimination of certain government and economic programs could have a material adverse effect on our business, prospects, financial condition and results of operations*".

### *Cost of Revenue and Gross Profit (Loss)*

The following table presents our cost of revenue for the periods presented (in thousands):

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 | $ Change | % Change |
|---|---|---|---|---|
| Cost of revenue | $ 2,610,176 | $ 1,730,943 | $ 879,233 | 51 % |
| Gross profit (loss) | $ (1,256,386) | $ (923,111) | $ (333,275) | 36 % |
| Gross margin | (92.8)% | (114.3)% | | |

Cost of vehicle sales includes direct parts, materials, shipping and handling costs, allocable overhead costs such as depreciation of manufacturing related equipment and facilities, information technology costs, personnel costs, including wages and stock-based compensation, estimated warranty costs, charges to reduce inventories to their net realizable value, charges for any excess or obsolete inventories, and losses from firm purchase commitments. Cost of vehicle sales also includes depreciation of operating lease vehicles. Manufacturing credits earned are recorded as a reduction to cost of vehicle sales.

Cost of other revenue includes direct parts, material and labor costs, depreciation of tooling costs, shipping and logistic costs. Cost of other revenue also includes costs associated with providing non-warranty after-sales services and costs for retail merchandise.

Cost of revenue increased by $879.2 million, or 51%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to higher delivery volume of the Lucid vehicles and higher inventory write-downs including losses from firm purchase commitments, partially offset by improvements in vehicle cost efficiency driven by higher production volume. Cost of revenue included approximately $120 million of incremental tariff cost impact during the year ended December 31, 2025. In the near term, we expect our production volume of vehicles to continue to be less than our manufacturing capacity.

We recorded write-downs of $815.7 million and $617.4 million for the years ended December 31, 2025 and 2024, respectively, to reduce our inventories to their net realizable values, for any excess or obsolete inventories, and losses from firm purchase commitments. The increase in the write-downs was primarily due to higher inventory balance and firm purchase commitments driven by the Lucid Gravity production ramp-up and tariff impacts for the year ended December 31, 2025, as compared to the year ended December 31, 2024. While the final scope and application of recently announced changes in trade policy remain uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact our financial results. We expect inventory write-downs could negatively affect our costs of vehicle sales in the near term as we ramp production volumes up toward our manufacturing capacity.

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On August 16, 2022, the IRA was enacted with clean energy incentives. The impact of the IRA on our results of operations was not material for the years ended December 31, 2025 and 2024. We will continue to evaluate the expected future impact of the IRA on our business and financial statements upon issuance of additional regulatory guidance.

Gross margin improved to (92.8)% for the year ended December 31, 2025, as compared to (114.3)% for the year ended December 31, 2024, primarily driven by improvements in vehicle cost efficiency and an increase in regulatory credit sales, partially offset by higher inventory write-downs and losses from firm purchase commitments. In addition, gross margin was negatively impacted by $120 million of incremental tariff cost and approximately $70 million of additional costs associated with the Lucid Gravity production ramp-up. Our gross margin was also negatively impacted by the fact that our direct production costs for vehicles sold during the period exceeded the revenue generated from those sales, independent of the charges for inventory write-downs.

***Operating Expenses***

The following table presents our operating expenses for the periods presented (in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2025 | 2024 | $ Change | % Change |
| Research and development | $ 1,211,397 | $ 1,176,453 | $ 34,944 | 3 % |
| Selling, general and administrative | 1,033,970 | 900,952 | 133,018 | 15 % |
| Restructuring charges | — | 20,304 | (20,304) | (100)% |
| Total operating expenses | $ 2,245,367 | $ 2,097,709 | $ 147,658 | 7 % |

*Research and Development*

Our research and development efforts have primarily focused on the development of our battery and powertrain technology, the Lucid Air, the Lucid Gravity, and future generations of our EVs, including our Midsize platform. Research and development expenses primarily consist of materials, supplies, personnel-related expenses for employees involved in the engineering, designing, and testing of EVs, and contractor fees. Personnel-related expenses primarily include salaries, benefits and stock-based compensation. In addition, research and development expenses include prototype material, engineering, design and testing services, and allocated facilities costs, such as office and rent expense and depreciation expense.

Research and development expense increased by $34.9 million, or 3%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily attributable to increases of $85.8 million in payroll related expenses and $26.4 million in utilization of contractors and professional fees primarily related to an increase in headcount to support our Midsize platform, $17.9 million in facilities and rental related costs, $11.6 million in stock-based compensation expenses, and $7.5 million in other expenses. These increases were partially offset by a decrease of $115.1 million in engineering, design and testing services, and prototype materials related mostly to the Lucid Gravity as we started production in late 2024.

*Selling, General, and Administrative*

Selling, general, and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate, selling and marketing functions, including executive management and administration, legal, human resources, facilities and real estate, accounting, finance, tax, and information technology. Personnel-related expenses primarily include salaries, benefits and stock-based compensation. Selling, general, and administrative expenses also include allocated facilities costs, such as office, rent and depreciation expenses, professional services fees, sales and marketing expenses and other general corporate expenses. As we continue to grow as a company, build out our sales force, and commercialize the Lucid Air and Lucid Gravity, and future generations of our EVs, including our Midsize platform, we expect an increase to our selling, general and administrative costs.

Selling, general, and administrative expense increased by $133.0 million, or 15%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily attributable to increases of $52.3 million in sales and marketing expenses, $34.7 million in facilities and rental related costs, $33.1 million in payroll related expenses due to our continued commercialization and growth strategy, $11.6 million in utilization of contractors and professional fees, and $11.3 million in other general corporate expenses. These increases were partially offset by a decrease of $26.6 million in stock-based compensation expenses, primarily driven by a reversal of previously recognized expenses for the former CEO's unvested time-based RSUs during the year ended December 31, 2025.

81

*Restructuring Charges*

On May 24, 2024, we announced a restructuring plan (the "2024 Restructuring Plan") intended to optimize operating expenses in response to evolving business needs and productivity improvement through a reduction in workforce. We completed the 2024 Restructuring Plan during the first quarter of 2025. During the year ended December 31, 2024, we recorded restructuring charges of $20.3 million.

***Other Income (Expense), net***

The following table presents our other income (expense), net for the periods presented (in thousands):

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 | $ Change | % Change |
|---|---|---|---|---|
| Other income (expense), net: | | | | |
| Change in fair value of common stock warrant liability | $ 19,514 | $ 34,150 | $ (14,636) | (43)% |
| Change in fair value of equity securities of a related party | (15,785) | (43,057) | 27,272 | (63)% |
| Change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) | 623,225 | 155,350 | 467,875 | 301 % |
| Gain on extinguishment of debt | 121,765 | — | 121,765 | *nm |
| Interest income | 156,443 | 213,026 | (56,583) | (27)% |
| Interest expense | (95,101) | (32,923) | (62,178) | 189 % |
| Other expense, net | (8,692) | (18,469) | 9,777 | (53)% |
| Total other income, net | $ 801,369 | $ 308,077 | $ 493,292 | 160 % |

**nm* - not meaningful

*Change in Fair Value of Common Stock Warrant Liability*

On February 22, 2021, Churchill entered into a definitive merger agreement with Atieva, Inc. in which Atieva, Inc. would become a wholly owned subsidiary of Churchill (the "Merger"). Upon the closing of the Merger on July 23, 2021, Churchill was immediately renamed to "Lucid Group, Inc". Our common stock warrant liability relates to the Private Placement Warrants to purchase shares of our common stock that were effectively issued upon the closing in connection with the Merger. Our common stock warrant liability is subject to remeasurement to fair value at each reporting period.

The Private Placement Warrants remained unexercised as of December 31, 2025. The liability was remeasured to a fair value of nil and $19.5 million as of December 31, 2025 and 2024, respectively. The change in fair value resulted in unrealized gains of $19.5 million and $34.2 million for the years ended December 31, 2025 and 2024, respectively. The change in fair value was classified within change in fair value of common stock warrant liability in the consolidated statements of operations and comprehensive loss. See Note 7 "Common Stock Warrant Liability" to our consolidated financial statements included elsewhere in this Annual Report for more information.

*Change in Fair Value of Equity Securities of a Related Party*

On November 6, 2023, in connection with the commencement of the Strategic Technology Arrangement with Aston Martin, we received 28,352,273 ordinary shares of Aston Martin. The ordinary shares of Aston Martin are subject to remeasurement to fair value at each reporting period. Such shares were remeasured to a fair value of $24.3 million and $37.8 million as of December 31, 2025 and 2024, respectively. The change in fair value resulted in unrealized losses of $15.8 million and $43.1 million for the years ended December 31, 2025 and 2024, respectively, and was classified within change in fair value of equity securities of a related party in the consolidated statements of operations and comprehensive loss. See Note 5 "Fair Value Measurements and Financial Instruments" and Note 16 "Related Party Transactions" to our consolidated financial statements included elsewhere in this Annual Report for more information.

*Change in Fair Value of Derivative Liabilities Associated with Redeemable Convertible Preferred Stock (Related Party)*

In March 2024, we entered into a subscription agreement (the "Series A Subscription Agreement") with Ayar. Pursuant to the Series A Subscription Agreement, Ayar agreed to purchase from us 100,000 shares of our Series A Redeemable Convertible Preferred Stock for an aggregate purchase price of $1.0 billion in a private placement. Subsequently, in March 2024, we issued the shares to Ayar pursuant to the Series A Subscription Agreement and received aggregate net proceeds of $997.6 million after deducting issuance costs of $2.4 million.

In August 2024, we entered into a subscription agreement (the "Series B Subscription Agreement") with Ayar. Pursuant to the Series B Subscription Agreement, Ayar agreed to purchase from us 75,000 shares of our Series B Redeemable Convertible Preferred Stock for an aggregate purchase price of $750.0 million in a private placement. Subsequently, in August 2024, we issued the shares to Ayar pursuant to the Series B Subscription Agreement and received aggregate net proceeds of $749.4 million after deducting issuance costs of $0.6 million.

82

We concluded that the conversion features, inclusive of all settlement outcomes where the pay-off is indexed to the if-converted value, meets all the requirements to be separately accounted for as a bifurcated derivative. As a result, we bifurcated the Redeemable Convertible Preferred Stock between (i) the host contracts which are accounted for within mezzanine equity, and (ii) the bifurcated derivative liabilities related to the conversion features. The bifurcated derivatives are remeasured to fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. The derivative liabilities of the Redeemable Convertible Preferred Stock were remeasured to a fair value of $16.2 million and $639.4 million as of December 31, 2025 and 2024, respectively. We recognized gains of $623.2 million and $155.4 million for the years ended December 31, 2025 and 2024, respectively, primarily driven by decreases in our stock price, within change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) in the consolidated statements of operations and comprehensive loss. See Note 8 “Redeemable Convertible Preferred Stock” to our consolidated financial statements included elsewhere in this Annual Report for more information. Gain on Extinguishment of Debt In April 2025, we repurchased $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. In November 2025, we repurchased $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. The repurchases of the 2026 Notes were accounted for as debt extinguishments. The difference between the consideration paid to repurchase a portion of the 2026 Notes and the then carrying value of the 2026 Notes resulted in a total gain of $121.8 million, and was recorded within gain on extinguishment of debt in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2025. See Note 6 “Debt” to our consolidated financial statements included elsewhere in this Annual Report for more information. Interest Income Interest income decreased by $56.6 million, or 27%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to lower average balances and higher average purchase price of available-for-sale securities. Interest Expense Interest expense primarily consists of contractual interest and amortization of debt discounts and debt issuance costs incurred related to the 2026 Notes, the 2030 Notes, and the 2031 Notes, commitment fees and amortization of deferred issuance costs from the ABL Credit Facility and the DDTL Credit Facility, interest on borrowings from the GIB credit facility and on our finance leases, and capitalized interest on construction in progress related to significant capital asset construction. Interest expense increased by $62.2 million, or 189%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily due to higher interest expense of $48.5 million from the issuances of the 2030 Notes and the 2031 Notes during the year ended December 31, 2025 and higher interest expense of $12.9 million from the GIB credit facility resulting from higher average borrowings during the year ended December 31, 2025, as compared to the year ended December 31, 2024. Other Expense, net Other expense, net primarily consists of foreign currency gains and losses and changes in residual value guarantee reserve. Our foreign currency exchange gains and losses relate to transactions and monetary asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates. Other expense, net decreased by $9.8 million, or (53)%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to changes in foreign currency exchange rates. Provision for (Benefit from) Income Taxes The following table presents our provision for (benefit from) income taxes for the periods presented (in thousands): Year Ended December 31, 2025 2024 $ Change % Change Provision for (benefit from) income taxes $ (2,333) $ 1,199 $ (3,532) *nm *nm - not meaningful 83

Our provision for (benefit from) income taxes consists primarily of U.S., state and foreign income taxes in jurisdictions in which we operate. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe it is more likely than not that the recoverability of these deferred tax assets will not be realized. On July 4, 2025, the OBBBA was signed into law, introducing significant changes to the U.S. federal income tax code. The OBBBA included provisions that allow for the immediate expensing of domestic research and development expenses and certain capital expenditures, as well as other changes related to the U.S. taxation of profits derived from foreign operations. We are electing to fully amortize its previously capitalized domestic research and development expenses in the current year. Due to the full valuation allowance on our U.S. deferred tax assets, the net tax impact of the legislation is immaterial. See Note 13 “Income Taxes” to our consolidated financial statements included elsewhere in this Annual Report for more information. Liquidity and Capital Resources Sources of Liquidity As of December 31, 2025, we had $2.14 billion of cash, cash equivalents and investments. We also had $1.98 billion, $396.8 million, and $38.3 million of unused available credit amounts from the DDTL Credit Facility, the ABL Credit Facility, and the 2025 GIB Credit Facility, respectively, as of December 31, 2025. Our existing sources of liquidity include cash, cash equivalents, investments, and credit facilities. We funded operations primarily with issuances of common stock, convertible preferred stock, convertible notes, and loans. We expect that our current sources of liquidity together with our projection of cash flows from operating activities will provide us with adequate liquidity for at least the next 12 months, including investment in funding (i) ongoing operations, (ii) research and development projects for new products/ technologies, (iii) further construction of AMP-1 in Casa Grande, Arizona, (iv) construction of the CBU portion of AMP-2 in Saudi Arabia, (v) vendor tooling, (vi) expansion of retail studios and service centers, and (vii) other initiatives related to the sale of vehicles or technology. We anticipate our cumulative spending on capital expenditures to be in a range of approximately $1.2 billion to $1.4 billion for the fiscal year 2026 to support our continued commercialization and growth objectives as we strategically invest in manufacturing capacity and capabilities, our retail studios and service center capabilities throughout North America and across the globe, development of different products and technologies, and other areas supporting the growth of Lucid’s business. We expect to continue to receive financing and support for certain capital expenditures in connection with AMP-2 construction and purchases of machinery, tooling, and equipment. Refer to Note 6 “Debt” and Note 16 “Related Party Transactions” to the consolidated financial statements included elsewhere in this Annual Report for more information. Our future capital expenditures may vary and will depend on many factors including the timing and extent of spending and other growth initiatives. In addition, we expect our operating expenses to increase in order to grow and support the operations of a global technology automotive company targeting volumes in line with Lucid’s aspirations. As of December 31, 2025, our total minimum lease payments are $706.5 million, of which $187.9 million is due in fiscal year 2026. We also have non-cancellable long-term commitments of approximately $2.63 billion, primarily relating to certain inventory component purchases. For details regarding these obligations, refer to Note 11 “Leases” and Note 12 “Commitments and Contingencies” to the consolidated financial statements included elsewhere in this Annual Report for more information. 2026 Notes In December 2021, we issued $2,012.5 million of the 2026 Notes. The 2026 Notes accrue interest at a rate of 1.25% per annum, payable semi- annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The 2026 Notes will mature on December 15, 2026, unless earlier repurchased, redeemed or converted. Before the close of business on the business day immediately before September 15, 2026, noteholders will have the right to convert their 2026 Notes only upon the occurrence of certain events. From and after September 15, 2026, noteholders may elect at any time to convert their 2026 Notes until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The initial conversion rate is 1.8255 shares of common stock per $1,000 principal amount of the 2026 Notes, which represents an initial conversion price of approximately $547.80 per share of common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. In addition, if certain corporate events that constitute a make-whole fundamental change (as defined in the indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. As of December 31, 2025 and 2024, we were in compliance with applicable covenants under the indenture governing the 2026 Notes. In April 2025, contemporaneously with the 2030 Notes offering, we repurchased $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. In November 2025, we repurchased $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. Following the redemption, our outstanding principal balance of the 2026 Notes was $204.3 million. 84

2030 Notes and Capped Call Transactions 2030 Notes In April 2025, we issued $1,100.0 million of the 2030 Notes. Contemporaneously with the 2030 Notes offering, we entered into privately negotiated transactions with certain holders of the 2026 Notes to repurchase $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. The 2030 Notes accrue interest at a rate of 5.00% per annum, payable semi- annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The 2030 Notes will mature on April 1, 2030, unless earlier repurchased, redeemed or converted. Before the close of business on the business day immediately before January 1, 2030, noteholders will have the right to convert their 2030 Notes only upon the occurrence of certain events. From and after January 1, 2030, noteholders may elect at any time to convert their 2030 Notes until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The initial conversion rate is 33.3333 shares of common stock per $1,000 principal amount of the 2030 Notes, which represents an initial conversion price of approximately $30.00 per share of common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. In addition, if certain corporate events that constitute a make-whole fundamental change (as defined in the indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. As of December 31, 2025, we were in compliance with applicable covenants under the indenture governing the 2030 Notes. Capped Call Transactions In connection with the 2030 Notes offering, we paid $118.3 million to enter into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain financial institutions. The Capped Call Transactions cover, subject to anti-dilution adjustments, the number of shares of our common stock initially underlying the 2030 Notes. The Capped Call Transactions have an expiration date of April 1, 2030. We expect the Capped Call Transactions generally would reduce the potential dilution to our common stock upon conversion of the notes or offset any cash payments that we could be required to make in excess of the principal amount of any converted notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions. The initial strike price of the Capped Call Transactions corresponds to the initial conversion price of the 2030 Notes, or approximately $30.00 per share of our common stock. The initial cap price of the Capped Call Transactions was $48.00 per share of our common stock and is subject to customary anti-dilution adjustments. 2031 Notes In November 2025, we issued $975.0 million of the 2031 Notes. Contemporaneously with the 2031 Notes offering, we entered into privately negotiated transactions with certain holders of the 2026 Notes to repurchase $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. The 2031 Notes accrue interest at a rate of 7.00% per annum, payable semi- annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2026. The 2031 Notes will mature on November 1, 2031, unless earlier repurchased, redeemed or converted. The holders may require us to repurchase the 2031 Notes on November 1, 2029. Before the close of business on the business day immediately before August 1, 2031, noteholders will have the right to convert their 2031 Notes only upon the occurrence of certain events. From and after August 1, 2031, noteholders may elect at any time to convert their 2031 Notes until the close of business on the second scheduled trading day immediately before the maturity date. We will settle conversions by paying or delivering, as applicable, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The initial conversion rate is 48.0475 shares of common stock per $1,000 principal amount of the 2031 Notes, which represents an initial conversion price of approximately $20.81 per share of common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. In addition, if certain corporate events that constitute a make-whole fundamental change (as defined in the indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time. As of December 31, 2025, we were in compliance with applicable covenants under the indenture governing the 2031 Notes. International Manufacturing Expansion On February 27, 2022, we announced the selection of KAEC in Saudi Arabia as the location of our first international manufacturing plant and signed related agreements with the Ministry of Investment of Saudi Arabia (“MISA”), the SIDF, and the Economic City at KAEC. We started the AMP-2 operations with re-assembly of the Lucid Air vehicle “kits” pre-manufactured in the U.S. and, over time, will commence production of complete vehicles. 85

SIDF Loan Agreement On February 27, 2022, Lucid LLC, a limited liability company established in Saudi Arabia and our subsidiary (“Lucid LLC”) entered into the SIDF Loan Agreement. Under the SIDF Loan Agreement, SIDF has committed to provide loans (the “SIDF Loans”) to Lucid LLC in an aggregate principal amount of up to SAR 5.19 billion (approximately $1.4 billion); provided that SIDF may reduce the availability of SIDF Loans under the facility in certain circumstances. SIDF Loans will be subject to repayment in semi-annual installments in amounts ranging from SAR 25 million (approximately $6.7 million) to SAR 350 million (approximately $93.3 million), commencing on April 3, 2026 and ending on November 12, 2038. SIDF Loans are financing and will be used to finance certain costs in connection with the development and construction of AMP-2. Lucid LLC may repay SIDF Loans earlier than the maturity date without penalty. Obligations under the SIDF Loan Agreement do not extend to us or any of our other subsidiaries. SIDF Loans will not bear interest. Instead, Lucid LLC will be required to pay SIDF service fees, consisting of follow-up and technical evaluation fees, ranging, in aggregate, from SAR 415 million (approximately $110.7 million) to SAR 1.77 billion (approximately $472.0 million), over the term of the SIDF Loans. SIDF Loans will be secured by security interests in the equipment, machines and assets funded thereby. The SIDF Loan Agreement contains certain restrictive financial covenants and imposes annual caps on Lucid LLC’s payment of dividends, distributions of paid-in capital, or certain capital expenditures. The SIDF Loan Agreement also defines customary events of default, including abandonment of or failure to commence operations at the plant in KAEC, and drawdowns under the SIDF Loan Agreement are subject to certain conditions precedent. As of December 31, 2025 and 2024, no amount was outstanding under the SIDF Loan Agreement. MISA Agreements In February 2022, Lucid LLC entered into agreements with MISA, a related party of the PIF, which is an affiliate of Ayar, pursuant to which MISA has agreed to provide economic support for certain capital expenditures in connection with Lucid LLC’s on-going design and construction of AMP-2. The support by MISA is subject to Lucid LLC’s completion of certain milestones related to the construction and operation of AMP-2. Following the commencement of construction, if operations at the plant do not commence within 30 months, or if the agreed scope of operations is not attained within 55 months, MISA may suspend availability of subsequent support. Pursuant to the agreements, MISA has the right to require Lucid LLC to transfer the ownership of AMP-2 to MISA, at the fair market value thereof, reduced by an amortized value of the support provided in the event of customary events of default including abandonment or material and chronically low utilization of AMP-2. Alternatively, Lucid LLC is entitled to avoid the transfer of the ownership of AMP-2 by electing to pay such amortized value. The agreements will terminate on the fifteenth anniversary of the commencement of CBU operations at AMP-2 at the latest. During the year ended December 31, 2023, we received support of SAR 366 million (approximately $97.5 million) in cash, of which $62.5 million was recorded as deferred liability within other long-term liabilities and $35.0 million was recorded as a deduction in calculating the carrying amount of the related assets in the consolidated balance sheet as of December 31, 2023. As of December 31, 2024, we recorded $97.5 million as a deduction in calculating the carrying amount of the related assets in the consolidated balance sheet. During the year ended December 31, 2025, there were no further deductions to the carrying value of the related assets in the consolidated balance sheet. There were no unfulfilled conditions and contingencies attached to the payments received. GIB Facility Agreement On April 29, 2022, Lucid LLC entered into a revolving credit facility agreement (the “GIB Facility Agreement”) with GIB, maturing on February 28, 2025. GIB is a related party of the PIF, which is an affiliate of Ayar. The GIB Facility Agreement provided for two committed revolving credit facilities in an aggregate principal amount of SAR 1.0 billion (approximately $266.1 million). On March 12, 2023, Lucid LLC entered into an amendment of the GIB Facility Agreement (together with the GIB Facility Agreement, the “2023 Amended GIB Facility Agreement”) to combine the two committed revolving credit facilities into a committed SAR 1.0 billion (approximately $266.1 million) revolving credit facility (the “2023 GIB Credit Facility”) which may be used for general corporate purposes. Loans under the 2023 Amended GIB Facility Agreement had a maturity of no more than 12 months and bore interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. Under the 2023 Amended GIB Facility Agreement, we were required to pay a quarterly commitment fee of 0.15% per annum based on the unutilized portion of the 2023 GIB Credit Facility. On February 24, 2025, Lucid LLC entered into the 2025 GIB Credit Facility maturing on February 24, 2028 to increase the credit facility committed amount from SAR 1.0 billion (approximately $266.1 million) to SAR 1.9 billion (approximately $506.6 million). Loans under the 2025 GIB Credit Facility may be used for general corporate purposes, have a maturity of no more than 12 months, and bear interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. We are required to pay a quarterly commitment fee of 0.25% per annum based on the unutilized portion of the 2025 GIB Credit Facility. Commitments under the 2025 GIB Credit Facility will terminate, and all amounts then outstanding thereunder would become payable, on the maturity date of the 2025 GIB Credit Facility. 86

The 2025 GIB Credit Facility contains certain conditions precedent to drawdowns, representations and warranties and covenants of Lucid LLC and events of default. As of December 31, 2025 and 2024, we had outstanding borrowings of SAR 1,755.0 million (approximately $468.0 million) and SAR 475.0 million (approximately $126.4 million), respectively. The weighted average interest rate on the outstanding borrowings was 6.44% and 7.04% as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, availability under the GIB credit facility was SAR 143.5 million (approximately $38.3 million) and SAR 523.2 million (approximately $139.2 million), respectively, after giving effect to the outstanding letters of credit. As of December 31, 2025 and 2024, we were in compliance with applicable covenants under the GIB credit facility. ABL Credit Facility In June 2022, we entered into the ABL Credit Facility with a syndicate of banks that may be used for working capital and general corporate purposes. The ABL Credit Facility provides for an initial aggregate principal commitment amount of up to $1.0 billion (including a $350.0 million letter of credit subfacility and a $100.0 million swingline loan subfacility) and has a stated maturity date of June 9, 2027. Borrowings under the ABL Credit Facility bear interest at the applicable interest rates specified in the credit agreement governing the ABL Credit Facility. In June 2024, we amended the ABL Credit Facility to update the Canadian reference rate. Availability under the ABL Credit Facility is subject to the value of eligible assets in the borrowing base and is reduced by outstanding loan borrowings and issuances of letters of credit which bear customary letter of credit fees. Subject to certain terms and conditions, we may request one or more increases in the amount of credit commitments under the ABL Credit Facility in an aggregate amount up to the sum of $500.0 million plus certain other amounts. We are required to pay a quarterly commitment fee of 0.25% per annum based on the unutilized portion of the ABL Credit Facility. The ABL Credit Facility contains customary covenants that limit our ability and our restricted subsidiaries to, among other activities, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of certain assets, consummate acquisitions or other investments, prepay certain debt, engage in transactions with affiliates, engage in sale and leaseback transactions or consummate mergers and other fundamental changes. The ABL Credit Facility also includes a minimum liquidity covenant which, at our option following satisfaction of certain pre-conditions, may be replaced with a springing, minimum fixed charge coverage ratio financial covenant, in each case on terms set forth in the credit agreement governing the ABL Credit Facility. As of December 31, 2025 and 2024, we were in compliance with applicable covenants under the ABL Credit Facility. As of December 31, 2025 and 2024, we had no outstanding borrowings under the ABL Credit Facility. Outstanding letters of credit under the ABL Credit Facility were $104.1 million and $56.9 million as of December 31, 2025 and 2024, respectively. Availability under the ABL Credit Facility was $596.0 million (including $199.2 million cash and cash equivalents) and $354.9 million (including $191.1 million cash and cash equivalents) as of December 31, 2025 and 2024, respectively, after giving effect to the borrowing base and the outstanding letters of credit. DDTL Credit Facility In August 2024, we entered into the DDTL Credit Facility with Ayar that may be used for working capital and general corporate purposes. The DDTL Credit Facility provides for a delayed draw term loan credit facility in an aggregate principal amount of $750.0 million and has a stated maturity date of August 4, 2029. Borrowings under the DDTL Credit Facility bear interest at the applicable interest rates specified in the credit agreement governing the DDTL Credit Facility. In November 2025, we increased the aggregate principal amount of the DDTL Credit Facility from $750.0 million to $1.98 billion. We are required to pay a quarterly undrawn fee of 0.50% per annum based on the unutilized portion of the DDTL Credit Facility. The DDTL Credit Facility contains customary covenants that limit our ability and our restricted subsidiaries to, among other activities, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of certain assets, consummate acquisitions or other investments, prepay certain debt, engage in sale and leaseback transactions or consummate mergers and other fundamental changes. The DDTL Credit Facility also includes a minimum liquidity covenant. As of December 31, 2025 and 2024, we were in compliance with applicable covenants, and had no outstanding borrowings under the DDTL Credit Facility. Subscription Agreements and Underwriting Agreements In June 2023, we completed the public offering pursuant to an underwriting agreement (the “2023 Underwriting Agreement”) for aggregate net proceeds of $1.2 billion and also consummated a private placement of shares to Ayar pursuant to a subscription agreement (the “2023 Subscription Agreement”) for aggregate net proceeds of $1.8 billion after deducting issuance costs. See Note 9 “Stockholders’ Equity” to the consolidated financial statements included elsewhere in this Annual Report, for more information. 87

In March 2024, we issued 100,000 shares of our Series A Redeemable Convertible Preferred Stock to Ayar pursuant to the Series A Subscription Agreement and received aggregate net proceeds of $997.6 million after deducting issuance costs. In August 2024, we also issued 75,000 shares of our Series B Redeemable Convertible Preferred Stock to Ayar pursuant to the Series B Subscription Agreement and received aggregate net proceeds of $749.4 million after deducting issuance costs. See Note 8 “Redeemable Convertible Preferred Stock” to the consolidated financial statements included elsewhere in this Annual Report, for more information. In October 2024, we completed the public offering pursuant to an underwriting agreement (the “2024 Underwriting Agreement”) and received net proceeds of $718.4 million and also consummated the private placement of shares to Ayar pursuant to a subscription agreement (the “2024 Subscription Agreement”) for net proceeds of $1,025.7 million after deducting issuance costs. See Note 9 “Stockholders’ Equity” and Note 16 “Related Party Transactions” to the consolidated financial statements included elsewhere in this Annual Report, for more information. In September 2025, we consummated the private placement of shares to SMB pursuant to the 2025 Subscription Agreement for aggregate net proceeds of $299.7 million after deducting issuance costs. See Note 9 “Stockholders’ Equity” to the consolidated financial statements included elsewhere in this Annual Report, for more information. We have generated significant losses from our operations as reflected in our accumulated deficit of $15.6 billion and $12.9 billion as of December 31, 2025 and 2024, respectively. Additionally, we have generated significant negative cash flows from operations and investing activities as we continue to support the growth of our business. The expenditures associated with the development and commercial launch of our vehicles, the anticipated increase in manufacturing capacity, and the international expansion of our business operations are subject to significant risks and uncertainties, many of which are beyond our control, and therefore, may affect the timing and magnitude of these anticipated expenditures. These risk and uncertainties are described in more detail in the section entitled “Risk Factors” in Item 1A of Part I of this Annual Report. Cash Flows The following table summarizes our cash flows for the periods presented (in thousands): Year Ended December 31, 2025 2024 Cash used in operating activities $ (2,931,912) $ (2,019,674) Cash provided by (used in) investing activities 1,478,429 (1,294,454) Cash provided by financing activities 887,344 3,549,673 Net increase (decrease) in cash, cash equivalents, and restricted cash $ (566,139) $ 235,545 Cash Used in Operating Activities Our cash flows used in operating activities to date have been primarily comprised of cash outlays to support overall growth of the business, especially the costs related to inventory and sale of our vehicles, costs related to research and development, payroll and other general and administrative activities. As we continue to ramp up after starting commercial operations, we expect our cash used in operating activities to increase before it starts to generate any material cash flows from our business. Net cash used in operating activities increased by $912.2 million to $2,931.9 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily due to increases in net operating assets and liabilities of $762.1 million and net loss excluding non-cash expenses and gains of $150.1 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase in net operating assets and liabilities was primarily attributable to higher inventory purchases driven by the Lucid Gravity production ramp-up. Cash Provided by (Used in) Investing Activities Our cash flows provided by (used in) investing activities primarily relate to proceeds from maturities of investments, net of purchases of investments and capital expenditures to support our growth. Net cash provided by investing activities was $1,478.4 million during year ended December 31, 2025, compared to $1,294.5 million of net cash used in investing activities in the prior year. The change was primarily attributable to higher volume of investment maturities compared to investment purchases during the year ended December 31, 2025, as compared to the year ended December 31, 2024. 88

Cash Provided by Financing Activities We have financed our operations primarily from the issuances of equity and equity-linked securities and debt financings, the private placements to Ayar and SMB, convertible preferred stock, the proceeds of the Merger, the 2026 Notes, the 2030 Notes, and the 2031 Notes. Net cash provided by financing activities decreased by $2,662.3 million to $887.3 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024. We received net proceeds of $1,081.9 million from the issuance of the 2030 Notes, $962.2 million from the issuance of the 2031 Notes, $299.7 million from the 2025 Subscription Agreement, and repurchased a portion of the 2026 Notes using $1,679.6 million during the year ended December 31, 2025. We also received net proceeds of $1,744.0 million from the issuance of common stock under the 2024 Subscription Agreement and Underwriting Agreement, $997.6 million from the issuance of Series A Redeemable Convertible Preferred Stock, and $749.4 million from the issuance of Series B Redeemable Convertible Preferred Stock during the year ended December 31, 2024. Recently Issued Accounting Pronouncements Not Yet Adopted In March 2024, the SEC issued its final rule that requires certain climate-related disclosures in annual reports, including governance, oversight, and risk management processes on material climate-related risks; material impact of climate risks on our strategy, business model, and outlook; material climate targets and goals; and material financial statements impacts due to severe weather events and other natural conditions. In April 2024, the SEC stayed implementation of the final rule pending completion of judicial review. In March 2025, the SEC stated that it has ended its defense of the rule. We continue to monitor the status of these rules. In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses (such as purchases of inventory, employee compensation, depreciation, and amortization) within the relevant expense captions presented on the face of the statements of operations and comprehensive loss. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and should be applied either prospectively or retrospectively. We are evaluating the impact of this amendment to the related financial statement disclosures. In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU removed references to prescriptive and sequential software development stages. The ASU requires us to start capitalizing eligible software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The ASU does not change the types of costs eligible for capitalization. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted and may be applied using a prospective, retrospective or modified transition approach. We are evaluating the impact of this amendment to the financial statements. In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU requires us to recognize a government grant when it is probable that we will comply with the conditions attached to the grant and the grant will be received, and we meet the recognition guidance for a grant related to an asset or a grant related to income. The ASU requires a grant related to an asset to be recognized as we incur the related costs for which the grant is intended to compensate, either as deferred income or as an adjustment to the cost basis in determining the carrying amount of the asset. The ASU also requires a grant related to income and a grant related to an asset for which the deferred income approach is elected to be recognized in earnings on a systematic and rational basis. When we elect the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. We are required to continue providing disclosures on the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied using a modified prospective, modified retrospective or retrospective approach. We are evaluating the impact of this amendment to the financial statements. In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU provides clarity on the current interim reporting disclosures and introduces a disclosure principle which requires us to disclose events since the end of the last annual reporting period that have a material impact on us. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied using a prospective or retrospective approach. We are evaluating the impact of this amendment to the financial statements. 89

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. The ASU represents changes to the Codification that clarify, correct errors, or make minor improvements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted and we may elect the transition method on an issue- by-issue basis. We are evaluating the impact of this amendment to the financial statements. We have considered all other recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our financial statements or notes thereto. Recently Adopted Accounting Pronouncements See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this Annual Report for more information. Critical Accounting Estimates The consolidated financial statements and the related notes thereto included elsewhere in this Annual Report are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and related disclosures in our financial statements and accompanying notes. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions due to the inherent uncertainty involved in making those estimates and any such differences may be material. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. For more information about our accounting policies, see Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this Annual Report. Revenue Recognition We follow a five-step process in which we identify the contract, identify the related performance obligations, determine the transaction price, allocate the transaction price to the identified performance obligations, and recognize revenue when (or as) the performance obligations are satisfied. Vehicle Sales Vehicle sales revenue is generated from the sale of EVs to customers. The performance obligations identified in vehicle sale arrangements include delivery of the vehicle equipped with an onboard ADAS, the provision of maintenance services, the remarketing activities, and the right to unspecified OTA software updates as they become available over the term of the basic vehicle warranty, which is generally four years. Shipping and handling provided by us is considered a fulfillment activity. Payment is typically received at the time of delivery or shortly after delivery of the vehicle to the customer, except for vehicle sales under the EV Purchase Agreement. Generally, control transfers to the customer at the time of delivery when the customer takes physical possession of the vehicle, which may be at a Lucid studio or other destination chosen by the customer. Our vehicle contracts do not contain a significant financing component. We have elected to exclude sales taxes from the measurement of the transaction price. We estimate the standalone selling price of all performance obligations by considering costs used to develop and deliver the good or service, third-party pricing of similar goods or services and other information that may be available. The transaction price is allocated among the performance obligations in proportion to the standalone selling price of our performance obligations. We recognize revenue related to the vehicle when the customer obtains control of the vehicle which occurs at a point in time either upon completion of delivery to the agreed upon delivery location or upon pick up of the vehicle by the customer. As the unspecified OTA software updates are provided when-and-if they become available, revenue related to OTA software updates is recognized ratably over the basic vehicle warranty term, commencing when control of the vehicle is transferred to the customer. Payments received before the customer obtains control of the vehicle are recorded within other current liabilities in the consolidated balance sheets. At the time of revenue recognition, we reduce the transaction price and record a sales return reserve against revenue for estimated variable consideration related to future returns. Such return rate estimates are based on historical experience. We provide a manufacturer’s warranty on all vehicles sold. The warranty covers the rectification of reported defects via repair, replacement, or adjustment of faulty parts or components. The warranty does not cover any item where failure is due to normal wear and tear. This assurance- 90 type warranty does not create a performance obligation separate from the vehicle. The estimated cost of the assurance-type warranty is accrued at the time of vehicle sale. We provide a residual value guarantee (“RVG”) to our commercial banking partners in connection with their vehicle leasing programs. Under the vehicle leasing program, we do not bear casualty and credit risks during the lease term, and are contractually obligated (or entitled) to share a portion of the shortfall (or excess) between the resale value realized by the commercial banking partners and a predetermined resale value. At the lease inception, we are required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partners. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other noncurrent assets, subject to an asset impairment review at each reporting period. We account for the vehicle leasing program in accordance with ASC 842, Leases, ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. We are the lessor at inception of a lease and immediately transfer the lease as well as the underlying vehicle to our commercial banking partners, with the transaction being accounted for as a sale under ASC 606. We recognize revenue when control transfers upon delivery when the consumer-lessee takes physical possession of the vehicle, and bifurcate the RVG at fair value and account for it as a reduction to revenue and a guarantee liability. The remaining amount of the transaction price is allocated among the performance obligations. Any fees or incentives that are paid or payable by us to commercial banking partners are recognized as a reduction to vehicle sales revenue. The guarantee liability represents the estimated amount we expect to pay at the end of the lease term. We are released from residual risk upon either expiration or settlement of the RVG. We evaluate variables such as third-party residual value publications, risk of future price deterioration due to changes in market conditions and reconditioning costs to determine the estimated residual value guarantee liability. RVG liability is assessed subsequently for any changes on a quarterly basis. As we accumulate more data related to the resale value of our vehicles or as market conditions change, there could be material changes to the estimated guarantee liabilities. The maximum potential amount of future payments (in excess of RVG liabilities recorded) that we could be required to make was $705.9 million and $401.1 million as of December 31, 2025 and 2024, respectively. Vehicle Operating Lease Revenue We account for sales of vehicles with repurchase obligations as operating leases. We sell vehicles primarily to rental companies with an obligation to repurchase the vehicles at an agreed upon repurchase price. We record the difference between the proceeds received and the agreed upon repurchase price as vehicle leasing revenue on a straight-line basis over the term of the lease. Deferred leasing revenue and repurchase obligation were recorded in other current liabilities and other long-term liabilities in the consolidated balance sheets. Sale and Leaseback Transactions We enter into sale and leaseback transactions in which we transfer control of vehicles to rental companies and simultaneously lease them back as operating leases. We recognize revenue related to the vehicles under the arrangement when the rental companies obtain control of the vehicles and separately recognizes the leaseback obligations based on the present value of the future payments to the rental companies within other current liabilities and other long-term liabilities. We also record right-of-use assets which are amortized over the term of the leaseback. Operating lease expense is recognized on a straight-line basis over the term of the leaseback. Inventory Valuation Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If inventory on-hand is in excess of future demand forecast and market conditions, the excess amounts are written-off. Inventory is also reviewed to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires an assessment to determine the selling price of the vehicles less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written down, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In the event there are changes in our estimates of future selling prices or production costs, we might be required to record additional and potentially material write-downs. A small change in our estimates may result in a material change in our reported financial results. 91

We periodically review and record write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts, considering shelf-life and technological obsolescence of certain inventories. Our current and future demand forecasts are based on our historical sales, market share performance, macroeconomic factors and trends in quantities or prices of orders for our products. We evaluate whether raw materials are approaching the end of their shelf-lives or becoming technologically obsolete, and the likelihood that we will be able to use the raw materials in production. If our inventory on-hand is in excess of future demand forecast and market conditions, the excess amounts are provisioned or written-down. Redeemable Convertible Preferred Stock Accounting for the redeemable convertible preferred stock requires an evaluation to determine if liability classification is required under ASC 480-10. Liability classification is required for freestanding financial instruments that are (1) subject to an unconditional obligation requiring the issuer to redeem the instrument by transferring assets, such as those that are mandatorily redeemable, (2) instruments other than equity shares that embody an obligation of the issuer to repurchase its equity shares, or (3) certain types of instruments that obligate the issuer to issue a variable number of equity shares. Securities that do not meet the scoping criteria to be classified as a liability under ASC 480 are subject to redeemable equity guidance, which prescribes securities that may be subject to redemption upon an event not solely within the control of the issuer to be classified as temporary equity. Securities classified in temporary equity are initially measured at the proceeds received, net of issuance costs and excluding the fair value of bifurcated embedded derivatives, if any. Subsequent measurement of the carrying value of the redeemable convertible preferred stock is required as the instrument is probable of becoming redeemable. We accrete the redeemable convertible preferred stock to its redemption value. In certain circumstances, the redemption price may vary based on changes in stock price, in which case we will recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the then current maximum redemption value at the end of each reporting period. Derivative Liabilities In connection with the issuance of the redeemable convertible preferred stock, we evaluated the instruments for any features that must be bifurcated and separately accounted for as embedded derivatives. We concluded that the conversion features, inclusive of all settlement outcomes where the pay-off is indexed to the if-converted value, meets all the requirements to be separately accounted for as a bifurcated derivative. As a result, we bifurcated the redeemable convertible preferred stock between (i) the host contracts which are accounted for within mezzanine equity, and (ii) the bifurcated derivative liabilities. The proceeds from issuance are first allocated to the fair value of the bifurcated derivatives with the residual being allocated to the host contracts. The bifurcated derivatives are remeasured to fair value each reporting period with changes in fair value recorded in earnings. We estimated the fair value of the derivative liabilities using a binomial lattice model. Inherent in a binomial lattice model are unobservable inputs and assumptions. The inputs for the valuation of the derivative liabilities included the volatility, credit spread, and term. Assumptions used in the valuation also consider the contractual terms as well as the quoted price of our common stock in an active market. Significant changes in any of those inputs in isolation would result in significant changes to the fair value measurement. We remeasure the derivative liabilities at each reporting period and recognize the changes in fair value in the consolidated statement of operations and comprehensive loss. Item 7A. Quantitative and Qualitative Disclosures about Market Risk. We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, equity price and inflationary pressure. Interest Rate Risk We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents, and investments. We had cash, cash equivalents, and investments totaling approximately $2.14 billion as of December 31, 2025. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under the policy, we invest in highly rated securities, primarily issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes. We utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 100 basis point increase in interest rates would not be material to the fair market value of our portfolio as of December 31, 2025. Equity Price Risk We hold equity securities of Aston Martin. The fair value of these equity securities was $24.3 million as of December 31, 2025. Changes in fair value of these equity securities are impacted by the volatility of the stock market and changes in general economic conditions, among other factors. A hypothetical 10% decrease in the stock price of these equity securities would not be material as of December 31, 2025. 92

Supply Risk We are dependent on our suppliers, the majority of which are single-source suppliers. The inability of these suppliers to deliver necessary components of its products according to the schedule and at prices, quality levels and volumes acceptable to us, whether due to changes or uncertainties in trade policies, the imposition or proposed imposition of tariffs, threat of a trade war or otherwise, or its inability to efficiently manage these components, or the unavailability of stable domestic suppliers, could have a material adverse effect on our results of operations and financial condition. 93

Item 8. Financial Statements and Supplementary Data. Index of Consolidated Financial Statements for the fiscal years ended December 31, 2025, 2024, and 2023. CONTENTS Page Report of Independent Registered Public Accounting Firm (PCAOB ID Number 185) 95 Consolidated Financial Statements of Lucid Group, Inc. and its consolidated subsidiaries: Consolidated Balance Sheets as of December 31, 2025 and 2024 97 Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2025, 2024, and 2023 98 Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023 99 Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023 100 Notes to Consolidated Financial Statements 102 94

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders Lucid Group, Inc.: Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of Lucid Group, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 95

Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of net realizable value of certain inventories As discussed in Note 4 to the consolidated financial statements, the Company has inventories with a carrying value of $1,110 million as of December 31, 2025. The Company adjusts the carrying value of inventory when the cost of inventory exceeds the estimated net realizable value. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. Additionally, the Company reviews inventory to determine whether the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory, requiring the Company to determine the estimated selling price of vehicles and the estimated cost to convert the inventory on-hand into a finished product. We identified the evaluation of the Company’s determination of net realizable value of certain inventories as a critical audit matter. Subjective auditor judgment and significant audit effort were required to assess key inputs within the Company’s determination of net realizable value of certain inventories. Specifically, the key inputs within the calculation include the estimated selling prices and the estimated cost to convert the inventory on- hand into a finished product. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s inventory process, including controls related to the estimated selling prices and the estimated cost to convert the inventory on-hand into a finished product. We evaluated estimated selling prices by comparing them to internal sales documentation, actual sales, peer company data, and relevant market information. We evaluated the Company’s ability to accurately forecast the estimated cost to convert inventory on-hand by comparing historical production projections to actual results. We assessed the estimated cost to convert the inventory on-hand by comparing it to future sales projections. For certain inventories, we also evaluated the estimated cost to convert inventory on- hand by comparing the historical estimated cost to convert to actual results. /s/ KPMG LLP We have served as the Company’s auditor since 2023. Santa Clara, California February 24, 2026 96

LUCID GROUP, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data) December 31, 2025 December 31, 2024 ASSETS Current assets: Cash and cash equivalents $ 997,827 $ 1,606,865 Short-term investments (including $50,000 and $15,000 associated with a related party as of December 31, 2025 and 2024, respectively) 631,093 2,424,103 Accounts receivable, net (including $120,540 and $57,909 from a related party as of December 31, 2025 and 2024, respectively) 177,162 112,025 Inventory 1,109,529 407,774 Prepaid expenses 59,606 52,951 Other current assets (including nil and $34,503 associated with a related party as of December 31, 2025 and 2024, respectively) 324,434 270,218 Total current assets 3,299,651 4,873,936 Property, plant and equipment, net 3,978,132 3,262,612 Right-of-use assets 241,974 211,886 Long-term investments (including $24,259 and $57,831 associated with a related party as of December 31, 2025 and 2024, respectively) 512,241 1,050,054 Other noncurrent assets 354,983 249,443 TOTAL ASSETS $ 8,386,981 $ 9,647,931 LIABILITIES Current liabilities: Accounts payable $ 487,521 $ 133,832 Finance lease liabilities, current portion 84,222 6,788 Current portion of debt (including $467,963 and $126,417 associated with a related party as of December 31, 2025 and 2024, respectively) 671,746 126,417 Other current liabilities (including $81,580 and nil associated with a related party as of December 31, 2025 and 2024, respectively) 1,392,641 898,254 Total current liabilities 2,636,130 1,165,291 Finance lease liabilities, net of current portion 104,559 76,096 Debt, net of current portion 2,046,576 2,002,151 Other long-term liabilities (including $123,198 and $121,136 associated with related parties as of December 31, 2025 and 2024, respectively) 582,739 592,314 Derivative liabilities associated with redeemable convertible preferred stock (related party) 16,200 639,425 Total liabilities 5,386,204 4,475,277 Commitments and contingencies (Note 12) REDEEMABLE CONVERTIBLE PREFERRED STOCK Preferred stock 10,000,000 shares authorized as of December 31, 2025 and 2024, Series A redeemable convertible preferred stock, par value $0.0001; 100,000 shares issued and outstanding as of December 31, 2025 and 2024; liquidation preference of $1,350,441 and $1,138,825 as of December 31, 2025 and 2024, respectively (related party) 1,339,641 730,025 Preferred stock 10,000,000 shares authorized as of December 31, 2025 and 2024, Series B redeemable convertible preferred stock, par value $0.0001; 75,000 shares issued and outstanding as of December 31, 2025 and 2024; liquidation preference of $949,249 and $800,442 as of December 31, 2025 and 2024, respectively (related party) 943,849 569,817 Total redeemable convertible preferred stock 2,283,490 1,299,842 STOCKHOLDERS’ EQUITY Common stock, par value $0.0001; 1,500,000,000 shares authorized as of December 31, 2025 and 2024; 327,451,844 and 303,221,972 shares issued and 327,366,062 and 303,136,190 shares outstanding as of December 31, 2025 and 2024, respectively(1) 33 30 Additional paid-in capital 16,337,023 16,808,291 Treasury stock, at cost, 85,782 shares at December 31, 2025 and 2024(1) (20,716) (20,716) Accumulated other comprehensive income (loss) 11,692 (2,099) Accumulated deficit (15,610,745) (12,912,694) Total stockholders’ equity 717,287 3,872,812 TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY $ 8,386,981 $ 9,647,931 (1) The number of shares of common stock and treasury stock have been adjusted for the prior period presented to reflect the one-for-ten (1:10) reverse stock split effected on August 29, 2025. See Note 2 “Summary of Significant Accounting Policies” for more information. The accompanying notes are an integral part of these consolidated financial statements. 97

LUCID GROUP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands, except share and per share data) Year Ended December 31, 2025 2024 2023 Revenue (including $144,034, $174,204, and $43,714 from a related party for the years ended December 31, 2025, 2024, and 2023, respectively) $ 1,353,790 $ 807,832 $ 595,271 Costs and expenses Cost of revenue 2,610,176 1,730,943 1,936,066 Research and development 1,211,397 1,176,453 937,012 Selling, general and administrative 1,033,970 900,952 797,235 Restructuring charges — 20,304 24,546 Total cost and expenses 4,855,543 3,828,652 3,694,859 Loss from operations (3,501,753) (3,020,820) (3,099,588) Other income (expense), net Change in fair value of common stock warrant liability 19,514 34,150 86,926 Change in fair value of equity securities of a related party (15,785) (43,057) 5,999 Change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) 623,225 155,350 — Gain on extinguishment of debt 121,765 — — Interest income 156,443 213,026 204,274 Interest expense (including $24,250, $6,980, and $2,159 to related parties for the years ended December 31, 2025, 2024, and 2023, respectively) (95,101) (32,923) (24,915) Other expense, net (8,692) (18,469) (90) Total other income, net 801,369 308,077 272,194 Loss before provision for (benefit from) income taxes (2,700,384) (2,712,743) (2,827,394) Provision for (benefit from) income taxes (2,333) 1,199 1,026 Net loss (2,698,051) (2,713,942) (2,828,420) Accretion of redeemable convertible preferred stock (related party) (983,648) (347,610) — Net loss attributable to common stockholders, basic (3,681,699) (3,061,552) (2,828,420) Interest expense on 2026 Notes 14,309 — — Gain on extinguishment of debt (121,765) — — Net loss attributable to common stockholders, diluted $ (3,789,155) $ (3,061,552) $ (2,828,420) Weighted-average shares outstanding attributable to common stockholders(1) Basic 311,680,046 244,517,654 208,177,262 Diluted 313,400,136 244,517,654 208,177,262 Net loss per share attributable to common stockholders(1) Basic $ (11.81) $ (12.52) $ (13.59) Diluted $ (12.09) $ (12.52) $ (13.59) Other comprehensive income (loss) Net unrealized gains on investments, net of tax $ 3,860 $ 1,942 $ 12,669 Foreign currency translation adjustments 9,931 (8,891) 3,753 Total other comprehensive income (loss) 13,791 (6,949) 16,422 Comprehensive loss (2,684,260) (2,720,891) (2,811,998) Accretion of redeemable convertible preferred stock (related party) (983,648) (347,610) — Comprehensive loss attributable to common stockholders $ (3,667,908) $ (3,068,501) $ (2,811,998) (1) The weighted-average shares outstanding attributable to common stockholders and net loss per share attributable to common stockholders have been adjusted for the prior periods presented to reflect the one-for-ten (1:10) reverse stock split effected on August 29, 2025. See Note 2 “Summary of Significant Accounting Policies” for more information. The accompanying notes are an integral part of these consolidated financial statements. 98

# LUCID GROUP, INC.
## CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
### (in thousands, except share data)

| | Redeemable Convertible Preferred Stock | | Common Stock(1) | | Additional Paid-In Capital | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| **Balance as of January 1, 2023** | — | $ — | **182,931,474** | **$ 18** | **$ 11,752,303** | **$ (20,716)** | **$ (11,572)** | **$ (7,370,332)** | **$ 4,349,701** |
| Net loss | — | — | — | — | — | — | — | (2,828,420) | (2,828,420) |
| Other comprehensive income | — | — | — | — | — | — | 16,422 | — | 16,422 |
| Tax withholding payments for net settlement of employee awards | — | — | — | — | (17,615) | — | — | — | (17,615) |
| Issuance of common stock upon vesting of employee RSUs | — | — | 1,694,776 | — | — | — | — | — | — |
| Issuance of common stock under employee stock purchase plan | — | — | 474,887 | — | 23,836 | — | — | — | 23,836 |
| Issuance of common stock upon exercise of stock options | — | — | 900,364 | — | 10,343 | — | — | — | 10,343 |
| Issuance of common stock under 2023 Underwriting Agreement, net of issuance costs | — | — | 17,354,495 | 2 | 1,184,222 | — | — | — | 1,184,224 |
| Issuance of common stock under 2023 Subscription Agreement, net of issuance costs (related party) | — | — | 26,569,370 | 3 | 1,812,638 | — | — | — | 1,812,641 |
| Stock-based compensation | — | — | — | — | 300,560 | — | — | — | 300,560 |
| **Balance as of December 31, 2023** | — | — | **229,925,366** | **23** | **15,066,287** | **(20,716)** | **4,850** | **(10,198,752)** | **4,851,692** |
| Net loss | — | — | — | — | — | — | — | (2,713,942) | (2,713,942) |
| Other comprehensive loss | — | — | — | — | — | — | (6,949) | — | (6,949) |
| Tax withholding payments for net settlement of employee awards | — | — | — | — | (10,021) | — | — | — | (10,021) |
| Issuance of common stock upon vesting of employee RSUs | — | — | 4,494,526 | — | — | — | — | — | — |
| Issuance of common stock under employee stock purchase plan | — | — | 897,646 | — | 19,208 | — | — | — | 19,208 |
| Issuance of common stock upon exercise of stock options | — | — | 451,361 | — | 4,883 | — | — | — | 4,883 |
| Issuance of common stock under 2024 Underwriting Agreement, net of issuance costs | — | — | 27,748,453 | 3 | 718,354 | — | — | — | 718,357 |
| Issuance of common stock under 2024 Subscription Agreement, net of issuance costs (related party) | — | — | 39,618,838 | 4 | 1,025,656 | — | — | — | 1,025,660 |
| Issuance of Series A redeemable convertible preferred stock, net of derivative liability and issuance costs (related party) | 100,000 | 500,549 | — | — | — | — | — | — | — |
| Issuance of Series B redeemable convertible preferred stock, net of derivative liability and issuance costs (related party) | 75,000 | 451,683 | — | — | — | — | — | — | — |
| Accretion of redeemable convertible preferred stock (related party) | — | 347,610 | — | — | (347,610) | — | — | — | (347,610) |
| Stock-based compensation | — | — | — | — | 331,534 | — | — | — | 331,534 |
| **Balance as of December 31, 2024** | **175,000** | **1,299,842** | **303,136,190** | **30** | **16,808,291** | **(20,716)** | **(2,099)** | **(12,912,694)** | **3,872,812** |
| Net loss | — | — | — | — | — | — | — | (2,698,051) | (2,698,051) |
| Other comprehensive income | — | — | — | — | — | — | 13,791 | — | 13,791 |
| Tax withholding payments for net settlement of employee awards | — | — | — | — | (12,911) | — | — | — | (12,911) |
| Issuance of common stock upon vesting of employee RSUs | — | — | 8,602,771 | 1 | (1) | — | — | — | — |
| Issuance of common stock under employee stock purchase plan | — | — | 1,559,456 | 1 | 22,807 | — | — | — | 22,808 |
| Issuance of common stock upon exercise of stock options | — | — | 352,524 | — | 2,342 | — | — | — | 2,342 |
| Issuance of common stock under 2025 Subscription Agreement, net of issuance costs | — | — | 13,715,121 | 1 | 299,721 | — | — | — | 299,722 |
| Purchase of capped call options | — | — | — | — | (118,250) | — | — | — | (118,250) |
| Accretion of redeemable convertible preferred stock (related party) | — | 983,648 | — | — | (983,648) | — | — | — | (983,648) |
| Stock-based compensation | — | — | — | — | 318,672 | — | — | — | 318,672 |
| **Balance as of December 31, 2025** | **175,000** | **$ 2,283,490** | **327,366,062** | **$ 33** | **$ 16,337,023** | **$ (20,716)** | **$ 11,692** | **$ (15,610,745)** | **$ 717,287** |

(1) The number of shares of common stock has been adjusted for the prior periods presented to reflect the one-for-ten (1:10) reverse stock split effected on August 29, 2025. See Note 2 "Summary of Significant Accounting Policies" for more information.

The accompanying notes are an integral part of these consolidated financial statements.

99

LUCID GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Cash flows from operating activities: Net loss $ (2,698,051) $ (2,713,942) $ (2,828,420) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization 451,243 295,337 233,531 Amortization of insurance premium 35,467 33,330 39,507 Non-cash operating lease cost 47,527 30,765 26,201 Stock-based compensation 271,275 285,872 257,283 Inventory and firm purchase commitments write-downs 799,078 590,198 906,069 Change in fair value of common stock warrant liability (19,514) (34,150) (86,926) Change in fair value of equity securities of a related party 15,785 43,057 (5,999) Change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) (623,225) (155,350) — Net accretion of investment discounts/premiums (23,631) (76,739) (105,432) Gain on extinguishment of debt (121,765) — — Other non-cash items 20,026 5,983 34,205 Changes in operating assets and liabilities: Accounts receivable (including $(62,631), $(22,383), and $(35,526) from a related party for the years ended December 31, 2025, 2024, and 2023, respectively) (65,690) (61,279) (32,509) Inventory (1,449,071) (334,242) (658,010) Prepaid expenses (41,972) (16,675) (45,641) Other assets (155,266) (203,869) (117,032) Accounts payable 318,456 34,756 (139,519) Other liabilities (including $2,100, $4,900, and $107,763 associated with a related party for the years ended December 31, 2025, 2024, and 2023, respectively) 307,416 257,274 32,939 Net cash used in operating activities (2,931,912) (2,019,674) (2,489,753) Cash flows from investing activities: Purchases of property, plant and equipment (including $(225,864), $(164,683), and $(80,511) from a related party for the years ended December 31, 2025, 2024, and 2023, respectively) (868,158) (883,841) (910,644) Purchases of investments (including $(30,000), $(35,000), and nil from a related party for the years ended December 31, 2025, 2024, and 2023, respectively) (309,557) (4,622,890) (3,998,282) Proceeds from maturities of investments (including $15,000 from a related party for the year ended December 31, 2025, and nil for the years ended December 31, 2024 and 2023) 2,654,090 4,112,084 3,720,890 Proceeds from sale of investments — 100,193 148,388 Proceeds from government grant — — 97,500 Other investing activities 2,054 — (4,827) Net cash provided by (used in) investing activities $ 1,478,429 $ (1,294,454) $ (946,975) Year Ended December 31, 2025 2024 2023 The accompanying notes are an integral part of these consolidated financial statements. 100

LUCID GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS - continued (in thousands) Year Ended December 31, 2025 2024 2023 Cash flows from financing activities: Proceeds from issuance of Series A redeemable convertible preferred stock to a related party $ — $ 1,000,000 $ — Payments of issuance costs for Series A redeemable convertible preferred stock — (2,351) — Proceeds from issuance of Series B redeemable convertible preferred stock to a related party — 750,000 — Payments of issuance costs for Series B redeemable convertible preferred stock — (641) — Proceeds from issuance of common stock under 2025 Subscription Agreement 300,000 — — Payments of issuance costs for the 2025 Subscription Agreement (278) — — Proceeds from issuance of 2031 Notes 975,000 — — Payments of transaction costs for the issuance of 2031 Notes (11,675) — — Proceeds from issuance of 2030 Notes 1,100,000 — — Payments of transaction costs for the issuance of 2030 Notes (18,090) — — Purchase of capped call options (118,250) — — Repurchases of 2026 Notes (1,679,609) — — Proceeds from issuance of common stock under 2024 Underwriting Agreement, net of issuance costs — 718,357 — Proceeds from issuance of common stock under 2024 Subscription Agreement to a related party, net of issuance costs — 1,025,660 — Proceeds from issuance of common stock under 2023 Underwriting Agreement, net of issuance costs — — 1,184,224 Proceeds from issuance of common stock under 2023 Subscription Agreement to a related party, net of issuance costs — — 1,812,641 Proceeds from borrowings from a related party 341,240 79,844 62,911 Repayment of borrowings to a related party — (25,856) — Proceeds from exercise of stock options 2,342 4,883 10,343 Proceeds from employee stock purchase plan 22,808 19,208 23,836 Tax withholding payments for net settlement of employee awards (12,911) (10,021) (17,615) Payments for finance lease liabilities (3,510) (3,166) (5,425) Payments for credit facility issuance costs (including $(9,723), $(5,625), and nil to related parties for the years ended December 31, 2025, 2024, and 2023, respectively) (9,723) (6,244) — Net cash provided by financing activities 887,344 3,549,673 3,070,915 Net increase (decrease) in cash, cash equivalents, and restricted cash (566,139) 235,545 (365,813) Beginning cash, cash equivalents, and restricted cash 1,607,052 1,371,507 1,737,320 Ending cash, cash equivalents, and restricted cash $ 1,040,913 $ 1,607,052 $ 1,371,507 Supplemental disclosure of cash flow information: Cash paid for interest, net of amounts capitalized $ 55,819 $ 25,526 $ 18,182 Cash paid for taxes $ 4,505 $ 88 $ 37 Supplemental disclosure of non-cash investing and financing activity: Increases (decrease) in accounts payable and accrued liabilities related to property, plant and equipment (including $81,580, $(19,725) and $8,530 associated with a related party for the years ended December 31, 2025, 2024, and 2023, respectively) $ 129,303 $ (68,930) $ 35,849 Government grant (related party) reflected in property, plant and equipment $ — $ (62,471) $ (99,025) Property, plant and equipment and right-of-use assets obtained through leases $ 184,160 $ 24,173 $ 32,477 Equity securities obtained through Strategic Technology Arrangement $ — $ — $ 73,193 The accompanying notes are an integral part of these consolidated financial statements. 101

LUCID GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2025 NOTE 1 – DESCRIPTION OF BUSINESS Overview Lucid is a technology company that is setting new standards with the world’s most advanced EVs, the award-winning Lucid Air and Lucid Gravity. Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Lucid and its subsidiaries. Liquidity The Company devotes its efforts to business planning, sale and servicing of vehicles, providing technology access, research and development, construction of manufacturing facilities, expansion of retail studios and service centers, recruitment of management and technical talent, acquisition of operating assets, and capital-raising activities. From inception through December 31, 2025, the Company has incurred operating losses and negative cash flows from operating activities. For the years ended December 31, 2025, 2024, and 2023, the Company has incurred net losses of $2.7 billion, $2.7 billion, and $2.8 billion, respectively. The Company had an accumulated deficit of $15.6 billion as of December 31, 2025. The Company completed the first phase of the construction of its AMP-1 in 2021, transitioned general assembly to the AMP-1 phase 2 manufacturing facility and completed the SKD portion of its AMP-2 in September 2023. The Company also completed key manufacturing activities, including the paint shop, stamping, a new body shop for the Lucid Gravity, and a majority of the powertrain shop, of the AMP-1 phase 2 manufacturing facility in 2024. The Company began commercial production of its first vehicle, the Lucid Air, in September 2021 and delivered its first vehicles in late October 2021. The Company began commercial production and deliveries of its second vehicle, the Lucid Gravity, in December 2024. Currently, the AMP-1 phase 2 facility manufactures the Lucid Air and the Lucid Gravity. The Company continues to expand AMP-1, construct the CBU portion of AMP-2, and build a network of retail sales and service locations. The Company has plans for continued development of additional vehicle model types for future release, including its upcoming Midsize platform. The aforementioned activities will require considerable capital, which is above and beyond the expected cash inflows from the current sales of Lucid vehicles. As such, the future operating plan involves considerable risk if secure funding sources are not identified and confirmed. The Company’s existing sources of liquidity include cash, cash equivalents, investments, and unused available credit amounts from credit facilities. The Company funded operations primarily with issuances of common stock, convertible preferred stock, convertible notes, and loans. In 2022, the Company entered into a loan agreement with the SIDF with an aggregate principal amount of up to approximately $1.4 billion, the ABL Credit Facility with an initial aggregate principal commitment amount of up to $1.0 billion, and the GIB Facility Agreement with an aggregate principal amount of approximately $266.1 million for two revolving credit facilities. In March 2023, the Company amended the GIB Facility Agreement to combine the two revolving credit facilities into a committed $266.1 million 2023 GIB Credit Facility. In February 2025, Lucid LLC renewed the 2023 GIB Credit Facility and entered into the 2025 GIB Credit Facility maturing on February 24, 2028, to increase the credit facility committed amount from SAR 1.0 billion (approximately $266.1 million) to SAR 1.9 billion (approximately $506.6 million). See Note 6 “Debt” for more information. In May 2023, the Company entered into the 2023 Underwriting Agreement with BofA Securities, Inc. (the “Underwriter”), under which the Underwriter agreed to purchase from the Company shares of common stock in a public offering for aggregate net proceeds to the Company of $1.2 billion. In May 2023, the Company also entered into the 2023 Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company shares of common stock in a private placement for aggregate net proceeds of $1.8 billion. In June 2023, the Company completed the public offering pursuant to the 2023 Underwriting Agreement for aggregate net proceeds of $1.2 billion and also consummated the private placement to Ayar pursuant to the 2023 Subscription Agreement for aggregate net proceeds of $1.8 billion. See Note 16 “Related Party Transactions” for more information. 102

In March 2024, the Company entered into the Series A Subscription Agreement with Ayar. Pursuant to the Series A Subscription Agreement, Ayar agreed to purchase from the Company 100,000 shares of its Series A Redeemable Convertible Preferred Stock, for an aggregate purchase price of $1.0 billion in a private placement. Subsequently, in March 2024, the Company issued the shares to Ayar pursuant to the Series A Subscription Agreement and received aggregate net proceeds of $997.6 million. In August 2024, the Company entered into the Series B Subscription Agreement with Ayar. Pursuant to the Series B Subscription Agreement, Ayar agreed to purchase from the Company 75,000 shares of its Series B Redeemable Convertible Preferred Stock, for an aggregate purchase price of $750.0 million in a private placement. Subsequently, in August 2024, the Company issued the shares to Ayar pursuant to the Series B Subscription Agreement and received aggregate net proceeds of $749.4 million. See Note 8 “Redeemable Convertible Preferred Stock” and Note 16 “Related Party Transactions” for more information. The Redeemable Convertible Preferred Stock are convertible at the option of the holder (i) at any time the closing price per share of the common stock on the trading date immediately preceding the date on which the holder delivers the relevant notice of conversion is at least a certain price threshold as noted in the Certificate of Designations of the Company or (ii) during specified periods preceding a fundamental change or optional redemption by the Company under the terms of the Redeemable Convertible Preferred Stock. See Note 8 “Redeemable Convertible Preferred Stock” for more information. In August 2024, the Company entered into a $750.0 million five-year unsecured DDTL Credit Facility with Ayar. In November 2025, the Company and Ayar agreed to increase the aggregate principal amount from $750.0 million to $1.98 billion. See Note 6 “Debt” and Note 16 “Related Party Transactions” for more information. In October 2024, the Company entered into the 2024 Underwriting Agreement with the Underwriter, under which the Underwriter agreed to purchase from the Company shares of common stock in a public offering. The Company also granted the Underwriter a 30-day option to purchase additional shares of our common stock (the “ Overallotment Option”), which the Underwriter exercised to purchase additional shares. In October 2024, the Company also entered into the 2024 Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company shares of common stock in a private placement. In addition, given the Underwriter’s exercise of the Overallotment Option, Ayar agreed to purchase additional shares of common stock. In October 2024, the Company completed the public offering pursuant to the 2024 Underwriting Agreement for aggregate net proceeds of $718.4 million and also consummated the private placement of shares to Ayar pursuant to the 2024 Subscription Agreement for aggregate net proceeds of $1,025.7 million. See Note 16 “Related Party Transactions” for more information. In July 2025, the Company entered into the 2025 Subscription Agreement with SMB, a subsidiary of Uber, under which the Company agreed to issue and SMB agreed to purchase, in a private placement, the Company’s common stock equal to (i) $300.0 million in cash divided by (ii) an amount equal to the arithmetic average of the daily volume-weighted average price of the common stock over a period of 30 consecutive trading days ending on, and including, July 15, 2025. In September 2025, the Company and SMB entered into an amendment to the 2025 Subscription Agreement to reflect the adjustments made to the number of placement shares and purchase price per placement share therein due to the Reverse Stock Split (as defined below), and consummated the private placement of shares to SMB for aggregate net proceeds of $299.7 million. See Note 9 “Stockholders’ Equity” for more information. In April 2025, the Company issued $1.10 billion aggregate principal amount of the 2030 Notes in a private offering. The net proceeds from the offering were $1.08 billion, after deducting debt issuance costs. In connection with the 2030 Notes offering, the Company paid $118.3 million to enter into privately negotiated capped call transactions with certain financial institutions to increase the effective conversion premium. Contemporaneously with the 2030 Notes offering, the Company repurchased $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. See Note 6 “Debt” for more information. In November 2025, the Company issued $975.0 million aggregate principal amount of the 2031 Notes in a private offering. The net proceeds from the offering were $962.2 million, after deducting debt issuance costs. Contemporaneously with the 2031 Notes offering, the Company repurchased $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. See Note 6 “Debt” for more information. Certain Significant Risks and Uncertainties The Company’s current business activities consist of (i) generating sales from the deliveries and service of vehicles, (ii) research and development efforts to design, engineer and develop high-performance EVs and advanced EV powertrain components, including battery pack systems, (iii) construction of the CBU portion of AMP-2 in Saudi Arabia, (iv) further construction of AMP-1 in Casa Grande, Arizona, (v) expansion of its retail studios and service center capabilities throughout North America and across the globe, and (vi) building strategic partnerships in an effort to accelerate growth and expand into new markets such as robotaxis. The Company is subject to the risks associated with such activities, including the need to further develop its technology, its marketing, and distribution channels; the need to further develop its sourcing, logistics, supply chain and manufacturing; and the need to hire additional management and other employees. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations, are dependent upon future events, including our ability to access potential markets, and secure long-term financing on commercially reasonable terms. 103

The Company participates in dynamic high-technology industries. Changes in any of the following areas could have a material adverse impact on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for its products and services; advances and trends in new technologies; competitive pressures; acceptance of the Company’s products and services; litigation or claims against the Company based on intellectual property (including patents); supply chain and logistical challenges and uncertainties; uncertainties surrounding trade policies as well as domestic and foreign tariffs and export controls; political, regulatory, social, environmental and economic conditions or other factors; and the Company’s ability to attract and retain employees necessary to support its business operations. A global economic recession, downturn or other adverse economic conditions, whether due to changes or uncertainties in trade policies, the imposition or proposed imposition of tariffs, export controls, threat of a trade war, persistent inflation, political instability, global or regional conflicts or other geopolitical events, public health crises, interest rate changes or other central bank policy actions, bank closures and liquidity concerns at financial institutions, or other factors, may have an adverse impact on the Company’s business, prospects, financial condition and results of operations. If any of the Company’s suppliers, sub-suppliers or partners experience financial distress, insolvency or disruptions in operations, they may be unable to fulfill their obligations or meet the Company’s production and quality requirements. Adverse economic conditions and uncertainty about the current and future domestic or global economic conditions may also cause the Company’s customers to defer purchases or cancel their orders in response to higher interest rates, limited consumer credit availability, lower cash reserves, fluctuations in foreign currency exchange rates, and weakened consumer confidence. A reduction in demand for the Company’s products may result in a decline in product sales, with a corresponding material adverse impact on the Company’s business, prospects, financial condition and results of operations. Given the Company’s premium brand positioning and pricing, an economic recession or downturn is likely to have a disproportionate adverse effect on the Company compared to its competitors in the EV and traditional automotive sectors, to the extent that consumer demand for luxury goods declines in favor of more cost-conscious alternatives. In addition, adverse economic conditions and uncertainties surrounding trade policies, tariffs and export controls have caused, and may continue to cause, supply chain and logistical challenges and operational risks. In particular, the U.S. federal government enacted the law commonly referred to as the OBBBA, which eliminates, limits or phases out certain tax credits that had previously provided significant benefits to lessees and purchasers of EVs and adds new eligibility requirements on manufacturers to continue claiming tax credits on EV components. It also eliminates certain penalties for noncompliance with certain fuel efficiency standards and introduces certain key tax law modifications. Taken together, adverse economic conditions and uncertainties surrounding trade policies, tariffs and export controls, coupled with supply chain challenges and the potential difficulty of passing costs to customers or sharing the burden with suppliers, could reduce demand for the Company’s products and have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. In addition, the deterioration of conditions in the financial markets may limit the Company’s ability to obtain external financing to fund its operations and capital expenditures for business growth on terms favorable to the Company, if at all. See “Risk Factors” in Item 1A of Part I of this Annual Report for more information regarding risks associated with a global economic recession, downturn or other adverse economic conditions. In the current circumstances, any impact on the Company’s financial condition, results of operations or cash flows in the future continues to be difficult to estimate and predict, as it depends on future events that are highly uncertain and cannot be predicted with accuracy. NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation and Principles of Consolidation The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior-period amounts have been reclassified in the accompanying consolidated financial statements and notes thereto in order to conform to the current period presentation. On August 29, 2025, the Company effected a reverse stock split of its common stock at a ratio of one-for-ten (1:10) (the “Reverse Stock Split”) and a corresponding reduction of the authorized shares of common stock, as approved by the Company’s Board of Directors and stockholders. The shares of the common stock began trading on a reverse split-adjusted basis at market open on September 2, 2025. Unless otherwise noted, the share, per share, and related information in this Annual Report on Form 10-K reflects the effect of the Reverse Stock Split. The share and per share information of the Redeemable Convertible Preferred Stock remains unchanged, except for the information relating to the common stock underlying the Redeemable Convertible Preferred Stock. Segment Reporting Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. 104

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates, assumptions and judgments made by management include, among others, inventory valuation, warranty reserve, useful lives of property, plant and equipment, fair value of common stock warrants, fair value of derivative liabilities associated with the Redeemable Convertible Preferred Stock, estimates of RVG liability, deferred revenue related to technology access fees and OTA software updates, sales return reserves, assumptions used to measure stock-based compensation expense, income taxes, and estimated incremental borrowing rates for assessing operating and finance leases. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions due to the inherent uncertainty involved in making those estimates and any such differences may be material. Cash, Cash Equivalents and Restricted Cash The Company considers all highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. Restricted cash is primarily related to cash reserved or letters of credit issued for certain lease arrangements. The following table provides a reconciliation of cash, cash equivalents, and restricted cash to amounts shown in the statements of cash flows (in thousands): December 31, 2025 2024 Cash and cash equivalents $ 997,827 $ 1,606,865 Restricted cash included in other current assets 19,860 14 Restricted cash included in other noncurrent assets 23,226 173 Total cash, cash equivalents, and restricted cash $ 1,040,913 $ 1,607,052 Investments The Company’s investments in marketable debt securities have been classified and accounted for as available-for-sale and they are stated at fair value. The Company classifies its investments as either short-term or long-term based on each instrument’s underlying contractual maturity date. Unrealized gains and losses on our investments of available-for-sale securities are recorded in accumulated other comprehensive income (loss) which is included within stockholders’ equity. Interest, as well as amortization and accretion of purchase premiums and discounts on its investments of available-for-sale securities are included in interest income. The cost of securities sold is determined using the specific identification method. Realized gains and losses on the sale of available-for-sale securities are recorded in other expense, net in the consolidated statements of operations and comprehensive loss. The Company regularly reviews its investment portfolio of available-for-sale securities for allowance for credit losses. Factors considered include severity of declines in fair values below amortized costs, adverse conditions related to securities, creditworthiness of the security issuers, and collectability of principal and interest payments. Equity Securities The Company’s equity securities with readily determinable fair value are measured and stated at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss. Accounts Receivable, Net Accounts receivable consists of receivables from our customers and from financial institutions offering financing products to our customers for the sale of vehicles, sales of powertrain kits, services, and regulatory credits. The Company provides an allowance against accounts receivable for any potential uncollectible amounts. The Company recorded immaterial allowance for uncollectible amounts as of December 31, 2025 and 2024. 105

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, investments, and accounts receivable. The Company places its cash primarily with domestic financial institutions that are federally insured within statutory limits; however, its deposits exceed federally insured limits. The Company invests in highly rated securities, primarily issued by the U.S. government or liquid money market funds. As of December 31, 2025 and 2024, accounts receivable from the EV Purchase Agreement, represented 68.0% and 51.7% of the total accounts receivable balance, respectively. See Note 16 “Related Party Transactions” for more information. Concentration of Supply Risk The Company is dependent on its suppliers, the majority of which are single-source suppliers. The inability of these suppliers to deliver necessary components of its products according to the schedule and at prices, quality levels, and volumes acceptable to the Company, whether due to changes or uncertainties in trade policies, the imposition or proposed imposition of tariffs, threat of a trade war or otherwise, or its inability to efficiently manage these components, or the unavailability of stable domestic suppliers, could have a material adverse effect on the Company’s results of operations and financial condition. Inventory Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles, which approximates actual cost on a first-in, first-out basis. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If inventory on-hand is in excess of future demand forecast and market conditions, the excess amounts are written-off. Inventory is also reviewed to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires an assessment to determine the selling price of the vehicles less the estimated cost to convert the inventory on-hand into a finished product. Once inventory is written down, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In the event there are changes in our estimates of future selling prices or production costs, the Company may be required to record additional and potentially material write-downs. A small change in the Company’s estimates may result in a material change in its reported financial results. Property, Plant, and Equipment, Net Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Interest expense capitalized for significant capital asset construction in progress is included within property, plant and equipment, net and is amortized over the life of the related assets. The Company capitalizes qualified costs incurred during the application development stage of internal-use software. Costs incurred during the preliminary project stage and post-implementation stage are expensed. The Company classifies vehicles sold with repurchase obligations that are accounted for as operating leases within Property, plant and equipment, which are initially measured at cost and depreciated on a straight-line basis to the estimated residual value over the contractual period. The Company generally uses the following estimated useful lives for each asset category: Asset Category Life (years) Machinery, tooling and vehicles 3 - 15 Computer equipment and software 3 Furniture and fixtures 5 Finance leases Shorter of the lease term or the estimated useful lives of the assets Building and improvements 5 - 40 Leasehold improvements Shorter of remaining lease term or the estimated useful lives of the assets 106

Management determines the useful lives of the Company’s property and equipment when those assets are initially recognized and routinely reviews the remaining estimated useful lives. Current estimate of useful lives represents the best estimate of the useful lives based on the Company’s current facts and circumstances, but may differ from the actual useful lives due to changes to its business operations, changes in the planned use of assets, and the technological advancements. When management changes the estimate useful life assumption for any asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated over the revised estimated useful life. Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements that increase functionality of the asset are capitalized and depreciated ratably over the identified useful life. Upon disposition or retirement of property and equipment, the related cost and accumulated depreciation and amortization are removed, and any gain or loss is reflected in the consolidated statement of operations and comprehensive loss. The disposition gain or loss on fixed assets recorded for the years ended December 31, 2025, 2024, and 2023 was immaterial. Impairment of Long-Lived Assets Long-lived assets, including property, plant and equipment and right-of-use (“ROU”) assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value. The Company recognized impairment loss of $15.3 million for the year ended December 31, 2023. Impairment loss recognized for the years ended December 31, 2025 and 2024 was not material. Leases The Company has lease agreements with lease and non-lease components and has elected not to account for lease and non-lease components together, rather the Company accounts for the lease and non-lease components separately in the consolidated financial statements. The Company has also elected not to record ROU assets and corresponding lease liabilities for short-term leases having initial terms of 12 months or less if the leases do not contain a purchase option or renewal term that the Company is reasonably certain to exercise. Instead, the Company recognizes lease payments on a straight-line basis over the lease term. Operating lease assets are included within operating lease ROU assets. Finance lease assets are included within property, plant and equipment, net. The corresponding operating lease liabilities are included within other current liabilities and other long-term liabilities; the finance lease liabilities are included within finance lease liabilities, current portion and finance lease liabilities, net of current portion on the Company’s consolidated balance sheets as of December 31, 2025 and 2024. All lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term. The Company estimates the Company’s incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Foreign Currency The Company determines the functional currency of our foreign subsidiaries based on the primary currency in which they operate. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of each balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. Any resulting translation adjustments are included in accumulated other comprehensive income (loss). The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. Dollars. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Gains and losses arising from foreign currency transactions and the effects of remeasurements are recorded within other expense, net within the Company’s consolidated statements of operations and comprehensive loss. Foreign currency transaction gains and losses were not material for the years ended December 31, 2025, 2024, and 2023. Revenue from Contracts with Customers The Company follows a five-step process in which the Company identifies the contract, identifies the related performance obligations, determines the transaction price, allocates the transaction price to the identified performance obligations, and recognizes revenue when (or as) the performance obligations are satisfied. 107

Vehicle Sales Vehicle sales revenue is generated from the sale of EVs to customers. The Company generated total vehicle sales revenue of $1,183.8 million, $752.8 million, and $581.4 million during the years ended December 31, 2025, 2024, and 2023, respectively. The performance obligations identified in vehicle sale arrangements include delivery of the vehicle equipped with an onboard ADAS, the provision of maintenance services, the remarketing activities, and the right to unspecified OTA software updates as they become available over the term of the basic vehicle warranty, which is generally four years. Shipping and handling provided by the Company is considered a fulfillment activity. Payment is typically received at the time of delivery or shortly after delivery of the vehicle to the customer, except for vehicle sales under the EV Purchase Agreement. Generally, control transfers to the customer at the time of delivery when the customer takes physical possession of the vehicle, which may be at a Lucid studio or other destination chosen by the customer. The Company’s vehicle contracts do not contain a significant financing component. The Company has elected to exclude sales taxes from the measurement of the transaction price. The Company estimates the standalone selling price of all performance obligations by considering costs used to develop and deliver the good or service, third- party pricing of similar goods or services and other information that may be available. The transaction price is allocated among the performance obligations in proportion to the standalone selling price of the Company’s performance obligations. The Company recognizes revenue related to the vehicle when the customer obtains control of the vehicle which occurs at a point in time either upon completion of delivery to the agreed upon delivery location or upon pick up of the vehicle by the customer. As the unspecified OTA software updates are provided when-and-if they become available, revenue related to OTA software updates is recognized ratably over the basic vehicle warranty term, commencing when control of the vehicle is transferred to the customer. Payments received before the customer obtains control of the vehicle are recorded within other current liabilities in the consolidated balance sheets. At the time of revenue recognition, the Company reduces the transaction price and records a sales return reserve against revenue for estimated variable consideration related to future returns. Return rate estimates are based on historical experience and the sales return reserve balance was not material as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company recorded $87.5 million and $53.3 million of total deferred revenue from all vehicle sales related to OTA, maintenance services, and remarketing activities for vehicle sales, respectively. The Company recorded $30.0 million and $18.5 million of the total deferred revenue within other current liabilities and the remaining $57.5 million and $34.8 million within other long- term liabilities in the consolidated balance sheets as of December 31, 2025 and 2024, respectively. Revenue recognized that was included in the deferred revenue at the beginning of the period was not material during the years ended December 31, 2025, 2024, and 2023. The Company provides a manufacturer’s warranty on all vehicles sold. The warranty covers the rectification of reported defects via repair, replacement, or adjustment of faulty parts or components. The warranty does not cover any item where failure is due to normal wear and tear. This assurance-type warranty does not create a performance obligation separate from the vehicle. The estimated cost of the assurance-type warranty is accrued at the time of vehicle sale. The Company provides a residual value guarantee to its commercial banking partners in connection with their vehicle leasing programs. Vehicle sales with RVG represented approximately 51%, 55%, and 32% of total revenue during the years ended December 31, 2025, 2024, and 2023, respectively. Under the vehicle leasing program, the Company does not bear casualty and credit risks during the lease term, and is contractually obligated (or entitled) to share the entire or a portion of the shortfall (or excess) between the resale value realized by the commercial banking partners and a predetermined resale value. At the lease inception, the Company is required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partners. The cash collateral is primarily held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other current assets and other noncurrent assets on consolidated balance sheets, subject to an asset impairment review at each reporting period. The Company accounts for the vehicle leasing program in accordance with ASC 842, Leases, ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. The Company is the lessor at inception of a lease and immediately transfers the lease as well as the underlying vehicle to its commercial banking partners, with the transaction being accounted for as a sale under ASC 606. The Company recognizes revenue when control transfers upon delivery when the consumer-lessee takes physical possession of the vehicle, and bifurcates the RVG at fair value and accounts for it as a reduction to revenue and a guarantee liability. The remaining amount of the transaction price is allocated among the performance obligations. Any fees or incentives that are paid or payable by the Company to commercial banking partners are recognized as a reduction to vehicle sales revenue. 108

The guarantee liability represents the estimated amount the Company expects to pay at the end of the lease term. The Company is released from residual risk upon either expiration or settlement of the RVG. The Company evaluates variables such as third-party residual value publications, risk of future price deterioration due to changes in market conditions and reconditioning costs to determine the estimated RVG liability. RVG liability is assessed subsequently for any changes on a quarterly basis. The Company recorded $114.0 million and $58.0 million of RVG liabilities as of December 31, 2025 and 2024, respectively, in other current liabilities and other long-term liabilities in the consolidated balance sheets. As the Company accumulates more data related to the resale value of our vehicles or as market conditions change, there could be material changes to the estimated guarantee liabilities. The maximum potential amount of future payments (in excess of RVG liabilities recorded) that the Company could be required to make was $705.9 million and $401.1 million as of December 31, 2025 and 2024, respectively. Vehicle Operating Lease Revenue The Company accounts for sales of vehicles with repurchase obligations as operating leases. The Company sells vehicles primarily to rental companies with an obligation to repurchase the vehicles at an agreed upon repurchase price. The Company records the difference between the proceeds received and the agreed upon repurchase price as vehicle leasing revenue on a straight-line basis over the term of the lease. Deferred leasing revenue and repurchase obligation were recorded in other current liabilities and other long-term liabilities in the consolidated balance sheets, and were not material as of December 31, 2025 and 2024. The operating lease revenue was not material for the years ended December 31, 2025, 2024, and 2023. Sale and Leaseback Transactions The Company enters into sale and leaseback transactions in which the Company transfers control of vehicles to rental companies and simultaneously leases them back as operating leases. The Company recognizes revenue related to the vehicles under the arrangement when the rental companies obtain control of the vehicles and separately recognizes the leaseback obligations based on the present value of the future payments to the rental companies within other current liabilities and other long-term liabilities. The Company also records right-of-use assets which are amortized over the term of the leaseback. Operating lease expense is recognized on a straight-line basis over the term of the leaseback. The Company recorded revenue from sale and leaseback transactions of $70.9 million during the year ended December 31, 2025. The revenue from sale and leaseback transactions was not material during the years ended December 31, 2024 and 2023. Operating lease expenses were not material. Other Other consists primarily of revenue from non-warranty after-sales vehicle services and parts, sales of battery pack systems, powertrain kits, retail merchandise, regulatory credits, and sales of non-Lucid vehicles acquired as part of the trade-in program. The Company generates regulatory credits revenue from the sale of tradable credits the Company earns under various regulations. This includes credits related to ZEVs and GHG, and CAFE credits. Regulatory credit revenue totaled $96.0 million and $30.4 million during the years ended December 31, 2025 and 2024, respectively. Regulatory credit revenue for the year ended December 31, 2023 was not material. The revenue from sales of non-Lucid vehicles was not material for the years ended December 31, 2025 and 2024. There was no revenue from the sales of non-Lucid vehicles for the year ended December 31, 2023. The sale of battery pack systems, powertrain kits along with related supplies, and regulatory credits is a single performance obligation recognized at the point in time when control is transferred to the customer. Shipping and handling provided by the Company is considered a fulfillment activity. While customers generally have the right to return defective or non-conforming products, past experience has demonstrated that product returns have been immaterial. Customer remedies may include either a cash refund or an exchange of the returned product. Payment for the products sold are received upon invoice or in accordance with payment terms customary to the business. The Company’s regulatory credit sales, battery pack system or powertrain kits contracts do not contain a significant financing component. The Company has elected to exclude sales taxes from the measurement of the transaction price. Control transfers to the customer when the product or regulatory credit is delivered or transferred to the customer as the customer can then direct the use of the product or regulatory credit and obtain substantially all of the remaining benefits from the asset at that point in time. Cost of Revenue Vehicle Sales Cost of vehicle sales includes direct parts, materials, shipping and handling costs, allocable overhead costs such as depreciation of manufacturing related equipment and facilities, information technology costs, personnel costs, including wages and stock-based compensation, estimated warranty costs, charges to reduce inventories to their net realizable value, charges for any excess or obsolete inventories, and losses from firm purchase commitments. Manufacturing credits earned are recorded as a reduction to cost of vehicle sales. 109

Vehicle Operating Lease Depreciation of operating lease vehicles is classified as cost of vehicle operating lease revenue. Other Cost of other revenue includes direct parts, material and labor costs, depreciation of tooling costs, shipping and logistic costs. Cost of other revenue also includes costs associated with providing non-warranty after-sales services, and costs for retail merchandise. Warranties The Company provides a manufacturer’s warranty on all vehicles it sells and accrues a warranty reserve for warranty coverage, as applicable. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency, and costs of future claims. The Company accrues a warranty reserve for all products sold which includes the Company’s best estimates of the projected costs related to recalls identified and special campaigns to repair or replace items under warranties. The Company reviews the adequacy of warranty reserve on a regular basis. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve for costs expected to be incurred within the next 12 months is included within other current liabilities, while the remaining balance is included within other long-term liabilities in the consolidated balance sheets. The warranty expense is recorded as a component of cost of revenue in the consolidated statements of operations and comprehensive loss. The Company recognizes recovery from suppliers as an offset to the warranty expenses in the consolidated statements of operations and comprehensive loss and in other current assets in the consolidated balance sheet when the recovery amounts are contractually agreed with the suppliers. During the year ended December 31, 2024, the Company recorded supplier recovery of $50 million. No supplier recovery was recorded during the years ended December 31, 2025 and 2023. Income Taxes The Company utilizes the liability method to account for income taxes, under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid, or refunds received, as provided for under currently enacted tax law. The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for (benefit from) income taxes. The Company records uncertain tax positions on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more- likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss. Accrued interest and penalties are included within other long-term liabilities in the consolidated balance sheets. Stock-Based Compensation The Company issues stock-based compensation awards to employees, officers, directors, and non-employees in the form of stock options, restricted stock units (“RSUs”) and employee stock purchase plan (the “ESPP”). The Company measures and recognizes compensation expense for stock-based awards based on the awards’ fair value on the date of grant. The Company accounts for forfeitures of stock-based awards when they occur. The fair value of RSUs that generally vest based on service and/or performance conditions is measured using the fair value of the Company’s common stock on the date of the grant. The fair value of RSUs that vest based on service and market conditions is measured using a Monte Carlo simulation model on the date of grant. The fair value of stock options that vest based on service condition is measured using the Black-Scholes option pricing model on the date of grant. The Monte Carlo simulation model and the Black-Scholes option pricing model require the input of assumptions, including the fair value of the Company’s common stock, the expected term of the award, the expected volatility of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. 110

The fair value of awards that vest based on only continuous service is recognized on a straight-line basis over the requisite service period. The fair value of awards that vest based on performance or market conditions is recognized over the requisite service period using the graded vesting attribution method. Stock-based compensation expense is only recognized for awards with performance conditions once the performance condition becomes probable of being achieved. The performance-based RSUs vest based on the actual achievement of corporate performance goals and/or individual performance. The RSUs with market conditions vest only if the Company achieves certain market capitalization targets. Comprehensive Loss Comprehensive loss is composed of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to net unrealized gains or losses on investments in available-for sale securities and foreign currency translation adjustments that are recorded as an element of stockholders’ equity and are excluded from the determination of net loss. Research and Development Research and development expenses primarily consist of materials, supplies, personnel-related expenses, contractor fees, prototype material, engineering design and testing expenses, and allocated facilities cost. Substantially all of the Company’s research and development expenses are related to developing new products, related technologies, services and improving existing products and services. Research and development expenses have been expensed as incurred and included in the consolidated statements of operations and comprehensive loss. Selling, General, and Administrative Selling, general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate, selling and marketing functions, including executive management and administration, legal, human resources, allocated facilities and real estate, accounting, finance, tax, and information technology. Advertising Advertising costs are expensed as incurred and are included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss. Advertising costs were $112.2 million, $49.8 million, and $35.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. Restructuring The Company’s restructuring charges primarily consist of severance payments, employee benefits, employee transition and stock-based compensation expenses associated with the management-approved restructuring plan. One-time employee termination benefits are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized over the future service period. Ongoing employee termination benefits are recognized when payments are probable and amounts are reasonably estimable. Other costs are recognized as incurred. Commitments and Contingencies Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred. 111

Redeemable Convertible Preferred Stock Accounting for the redeemable convertible preferred stock requires an evaluation to determine if liability classification is required under ASC 480-10. Liability classification is required for freestanding financial instruments that are (1) subject to an unconditional obligation requiring the issuer to redeem the instrument by transferring assets, such as those that are mandatorily redeemable, (2) instruments other than equity shares that embody an obligation of the issuer to repurchase its equity shares, or (3) certain types of instruments that obligate the issuer to issue a variable number of equity shares. Securities that do not meet the scoping criteria to be classified as a liability under ASC 480 are subject to redeemable equity guidance, which prescribes securities that may be subject to redemption upon an event not solely within the Company’s control to be classified as temporary equity. Securities classified in temporary equity are initially measured at the proceeds received, net of issuance costs and excluding the fair value of bifurcated embedded derivatives, if any. Subsequent measurement of the carrying value of the redeemable convertible preferred stock is required as the instrument is probable of becoming redeemable. The Company accretes the redeemable convertible preferred stock to its redemption value. In certain circumstances, the redemption price may vary based on changes in stock price, in which case the Company recognizes changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the then current maximum redemption value at the end of each reporting period. Derivative Liabilities The Company evaluates all of its financial instruments, including convertible notes and redeemable convertible preferred stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company applies significant judgment to identify and evaluate complex terms and conditions in these contracts and agreements to determine whether embedded derivatives exist. Embedded derivatives must be separately measured from the host contracts if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each reporting period end. Bifurcated embedded derivatives are classified as a separate liability in the consolidated balance sheet. The Company’s derivative liabilities are related to the conversion features embedded in the Redeemable Convertible Preferred Stock. See Note 8 “Redeemable Convertible Preferred Stock” for more information. Net Loss Per Share Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities as they are cumulative and participate in common stock dividends on an as-converted basis. The net loss attributable to common stockholders reflects the remeasurements of the host contracts for the cumulative dividend and mezzanine equity accretions. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses. The diluted net loss attributable to common stockholders reflects the elimination of interest expense and gain on extinguishment of debt for convertible notes, if the impact is dilutive. Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common share equivalents to the extent they are dilutive. Potentially dilutive shares of the 2026 Notes under if-converted method are included in the computation of diluted net loss per share. For purposes of this calculation, Private Placement Warrants, stock options outstanding, RSUs outstanding, potential shares issued under ESPP, if-converted common shares from convertible notes, if-converted common shares from Series A redeemable convertible preferred stock and if-converted common shares from Series B redeemable convertible preferred stock are considered to be common stock equivalents. Common Stock Warrants The Company accounts for warrants for shares of the Company’s common stock that are not indexed to its own stock as liabilities at fair value on the balance sheet. Liability-classified common stock warrants are subject to remeasurement to fair value as of any respective exercise date and as of each subsequent balance sheet date with changes in fair value recorded in the Company’s statement of operations and comprehensive loss. The Company’s Private Placement Warrants are liability-classified instruments because they are not deemed indexed to the Company’s own common stock. 112

Government Grants The Company recognizes government grants once there is reasonable assurance to receive the grants and meet all the conditions specified in the grants. Grants related to income are recorded as deductions to the related expenses for which the grants are intended to compensate. Grants related to fixed assets are recorded as a deduction in calculating the carrying amount of the related assets and are recognized in profit or loss over the life of a depreciable asset through reduced depreciation expense. Grants received in advance of the acquisition or construction of assets are recorded initially in deferred liability and then as a deduction in calculating the carrying amount of the related fixed assets upon acquisition or construction of the assets. Recently Adopted Accounting Pronouncements In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires incremental annual income tax disclosures. This amendment includes disclosures of specific categories in the rate reconciliation, income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes, and details about federal, state, and foreign tax expense. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 prospectively for the fiscal year ended December 31, 2025. See Note 13 “Income Taxes” for the required disclosures. NOTE 3 - RESTRUCTURING On May 24, 2024, the Company announced the 2024 Restructuring Plan intended to optimize operating expenses in response to evolving business needs and productivity improvement through a reduction in workforce. The Company completed the 2024 Restructuring Plan during the first quarter of 2025. During the year ended December 31, 2024, the Company recorded restructuring charges of $20.3 million. On March 28, 2023, the Company announced a restructuring plan (the “2023 Restructuring Plan”) intended to reduce operating expenses in response to evolving business needs and productivity improvement through a reduction in workforce. The Company completed the 2023 Restructuring Plan during the first quarter of 2024. During the year ended December 31, 2023, the Company recorded restructuring charges of $24.5 million. A summary of restructuring liabilities associated with the restructuring plans was as follows (in thousands): Year Ended December 31, 2025 2024 Restructuring liabilities - beginning of period $ 267 $ 54 Restructuring charges excluding non-cash items(1) — 21,784 Cash payments (267) (21,571) Restructuring liabilities - end of period $ — $ 267 (1) Excluded non-cash items of $1.5 million for the year ended December 31, 2024 related to the 2024 Restructuring Plan, which was net of accelerated stock-based compensation expense of $3.2 million and a reversal of $4.7 million related to previously recognized stock-based compensation expenses for unvested restricted stock awards. As of December 31, 2025 and 2024, restructuring liabilities associated with the restructuring plans included within other current liabilities in the consolidated balance sheet were nil and immaterial, respectively. On February 20, 2026, the Company announced a reduction of its current U.S. workforce. See Note 18 “Subsequent Event” for more information. 113

NOTE 4 – BALANCE SHEETS COMPONENTS Inventory Inventory as of December 31, 2025 and 2024 was as follows (in thousands): December 31, 2025 December 31, 2024 Raw materials $ 479,754 $ 160,532 Work in progress 146,575 36,628 Finished goods 483,200 210,614 Total Inventory $ 1,109,529 $ 407,774 Inventory as of December 31, 2025 and 2024 was comprised of raw materials, work in progress related to the production of vehicles for sale and SKD units for final assembly in Saudi Arabia, and finished goods inventory including new vehicles available for sale, vehicles in transit to fulfill customer orders, used vehicles which the Company intends to sell, and service parts. During the years ended December 31, 2025, 2024, and 2023, the Company recorded write-downs of $815.7 million, $617.4 million, and $926.9 million, respectively, to reduce its inventories to its net realizable values and for any excess or obsolete inventories, as well as losses from firm purchase commitments (“LCNRV”). While the final scope and application of recently announced changes in trade policy remain uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact the Company’s financial results. Property, plant and equipment, net Property, plant and equipment, net as of December 31, 2025 and 2024 was as follows (in thousands): December 31, 2025 December 31, 2024 Land and land improvements $ 70,967 $ 70,967 Building and improvements(1) 1,099,186 1,075,349 Machinery, tooling and vehicles(2)(3) 2,363,263 1,720,517 Computer equipment and software 140,419 105,012 Leasehold improvements 304,609 268,091 Furniture and fixtures 57,921 51,238 Finance leases 193,137 86,852 Construction in progress 970,960 672,534 Total Property, plant and equipment 5,200,462 4,050,560 Less accumulated depreciation and amortization (1,222,330) (787,948) Property, plant and equipment, net $ 3,978,132 $ 3,262,612 (1) As of December 31, 2025 and 2024, $127.5 million of capital expenditure support received from MISA was primarily recorded as a deduction to the AMP-2 building balance. See Note 2 “Summary of Significant Accounting Policies” and Note 16 “Related Party Transactions” for more information. (2) Included $47.2 million and $39.5 million of service loaner vehicles as of December 31, 2025 and 2024, respectively. (3) Included $33.7 million and $34.7 million of operating lease vehicles sold to rental companies as of December 31, 2025 and 2024, respectively. 114

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company's plant facilities, including tooling with outside vendors. Costs classified as construction in progress include all costs of obtaining the asset, installation of the asset, and bringing it to the location and the condition necessary for its intended use. No depreciation is provided for construction in progress until such time as the asset is completed and is ready for its intended use. Construction in progress consisted of the following (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Machinery and tooling | $ 418,426 | $ 561,858 |
| Construction of AMP-1 and AMP-2[(1)] | 512,502 | 78,254 |
| Leasehold improvements and other | 40,032 | 32,422 |
| Total construction in progress | $ 970,960 | $ 672,534 |

[(1)] As of December 31, 2025 and 2024, $67.3 million of capital expenditure support received from MISA was recorded primarily as a deduction to the AMP-2 facility construction in progress balance. See Note 2 "Summary of Significant Accounting Policies" and Note 16 "Related Party Transactions" for more information.

Depreciation and amortization expense was $451.2 million, $295.3 million, and $233.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. The amount of interest capitalized on construction in progress related to significant capital asset constructions was not material for the years ended December 31, 2025, 2024, and 2023, respectively.

***Other current liabilities***

Other current liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Engineering, design, and testing accrual | $ 56,237 | $ 53,666 |
| Capital expenditures accrual | 234,313 | 39,043 |
| Accrued compensation | 155,906 | 201,880 |
| Accrued purchases[(1)] | 183,330 | 31,318 |
| Retail leasehold improvements accrual | 5,804 | 3,589 |
| Third-party services accrual | 72,083 | 26,353 |
| Tooling liability | 35,138 | 110,249 |
| Operating lease liabilities, current portion | 64,171 | 35,596 |
| Reserve for loss on firm inventory purchase commitments | 131,904 | 119,672 |
| Accrued warranty | 58,765 | 36,752 |
| Accrued interest | 29,841 | 4,049 |
| Deferred revenue[(2)] | 29,950 | 18,473 |
| Sales incentive accrual | 34,626 | 18,336 |
| RVG liabilities | 55,448 | 17,755 |
| Other current liabilities | 245,125 | 181,523 |
| Total other current liabilities | $ 1,392,641 | $ 898,254 |

[(1)] Primarily represent accruals for inventory related purchases and transportation charges that had not been invoiced.
[(2)] Represent deferred revenue from vehicle sales primarily related to OTA and remarketing activities.

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***Other long-term liabilities***

Other long-term liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Operating lease liabilities, net of current portion | $ 225,434 | $ 229,835 |
| Other long-term liabilities[(1)(2)] | 357,305 | 362,479 |
| Total other long-term liabilities | $ 582,739 | $ 592,314 |

[(1)] As of December 31, 2025 and 2024, $114.8 million and $112.7 million of deferred revenue was recorded within other long-term liabilities in the consolidated balance sheets, respectively, in connection with the strategic technology and supply arrangement, and integration and supply arrangements with Aston Martin. See Note 16 "Related Party Transactions" for more information.
[(2)] Included accrued warranty balance of $93.4 million and $75.7 million as of December 31, 2025 and 2024, respectively.

***Accrued warranty***

Accrued warranty activities consisted of the following (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Accrued warranty - beginning of period | $ 112,478 | $ 46,076 |
| Warranty costs incurred | (31,265) | (53,941) |
| Provision for warranty[(1)] | 70,988 | 120,343 |
| Accrued warranty - end of period[(2)] | $ 152,201 | $ 112,478 |

[(1)] Provision for warranty for the years ended December 31, 2025 and 2024 included estimated costs related to the recalls identified and special campaigns to repair or replace items under warranties. During the year ended December 31, 2024, the Company recorded $46.1 million provision associated with a special warranty campaign.
[(2)] Accrued warranty balance of $58.8 million and $36.8 million was recorded within other current liabilities, and $93.4 million and $75.7 million was recorded within other long-term liabilities, in the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

## NOTE 5 - FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the "exit price" that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between independent market participants on the measurement date. The Company measures certain financial assets and liabilities at fair value at each reporting period using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

- ***Level 1***—Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- ***Level 2***—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- ***Level 3***—Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. Factors used to develop the estimated fair value are unobservable inputs that are not supported by market activity. The sensitivity of the fair value measurement to changes in unobservable inputs may result in a significantly higher or lower measurement.

Cash, cash equivalents and investments are reported at their respective fair values on the Company's consolidated balance sheets. The Company's short-term and long-term investments are classified as available-for-sale securities. Carrying amounts of accounts receivable, accounts payable, and other current liabilities approximate their estimated fair values.

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The following table sets forth the Company's financial assets subject to fair value measurements on a recurring basis by level within the fair value hierarchy as of December 31, 2025 and 2024 (in thousands):

| | December 31, 2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | | | Reported As: | | |
| | Amortized cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Cash and cash equivalents | Short-Term Investments | Long-Term Investments |
| Cash | $ 762,077 | $ — | $ — | $ 762,077 | $ 762,077 | $ — | $ — |
| Level 1: | | | | | | | |
| Money market funds | 235,750 | — | — | 235,750 | 235,750 | — | — |
| U.S. Treasury securities | 575,159 | 3,655 | — | 578,814 | — | 398,011 | 180,803 |
| Subtotal | 810,909 | 3,655 | — | 814,564 | 235,750 | 398,011 | 180,803 |
| Level 2: | | | | | | | |
| Time deposits[(1)] | 65,000 | — | — | 65,000 | — | 65,000 | — |
| Corporate debt securities | 471,819 | 3,442 | — | 475,261 | — | 168,082 | 307,179 |
| Subtotal | 536,819 | 3,442 | — | 540,261 | — | 233,082 | 307,179 |
| Total | $2,109,805 | $ 7,097 | $ — | $2,116,902 | $ 997,827 | $ 631,093 | $ 487,982 |

[(1)] Included $50.0 million of time deposits with GIB in short-term investments. GIB is a related party of the PIF, which is an affiliate of Ayar. See Note 16 "Related Party Transactions" for more information.

| | December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | | | Reported As: | | |
| | Amortized cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Cash and cash equivalents | Short-Term Investments | Long-Term Investments |
| Cash | $ 610,201 | $ — | $ — | $ 610,201 | $ 610,201 | $ — | $ — |
| Level 1: | | | | | | | |
| Money market funds | 677,712 | — | — | 677,712 | 677,712 | — | — |
| U.S. Treasury securities | 2,310,538 | 2,820 | (531) | 2,312,827 | 173,341 | 1,605,369 | 534,117 |
| Subtotal | 2,988,250 | 2,820 | (531) | 2,990,539 | 851,053 | 1,605,369 | 534,117 |
| Level 2: | | | | | | | |
| Certificates of deposit | 3,998 | 1 | — | 3,999 | — | 3,999 | — |
| Time deposits[(1)] | 515,000 | — | — | 515,000 | 60,000 | 435,000 | 20,000 |
| Commercial paper | 141,525 | 25 | (4) | 141,546 | 75,442 | 66,104 | — |
| Corporate debt securities | 781,178 | 1,281 | (553) | 781,906 | 10,169 | 313,631 | 458,106 |
| Subtotal | 1,441,701 | 1,307 | (557) | 1,442,451 | 145,611 | 818,734 | 478,106 |
| Total | $5,040,152 | $ 4,127 | $ (1,088) | $5,043,191 | $1,606,865 | $2,424,103 | $1,012,223 |

[(1)] Included $15.0 million and $20.0 million of time deposits with GIB in short-term investments and long-term investments, respectively. See Note 16 "Related Party Transactions" for more information.

During the years ended December 31, 2025, 2024, and 2023, there were immaterial gross realized gains or losses on the sale of available-for-sale securities. Accrued interest receivable excluded from both the fair value and amortized cost basis of the available-for-sale securities was $13.1 million and $19.6 million as of December 31, 2025 and 2024, respectively, and was recorded in other current assets on its consolidated balance sheets. As of December 31, 2025 and 2024, no allowance for credit losses was recorded related to an impairment of available-for-sale securities.

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The following table summarizes our available-for-sale securities by contractual maturity: December 31, 2025 Amortized cost Estimated Fair Value Within one year $ 628,930 $ 631,093 After one year through three years 483,048 487,982 Total $ 1,111,978 $ 1,119,075 On November 6, 2023, the Company received 28,352,273 ordinary shares of Aston Martin with an initial fair value of $73.2 million. The Company remeasured the shares and recorded fair values of $24.3 million and $37.8 million within long-term investments in the consolidated balance sheets as of December 31, 2025 and 2024, respectively. These equity securities are publicly traded stocks (where shares are denominated in GBP) measured at fair value on a recurring basis and classified within level 1 in the fair value hierarchy. During the years ended December 31, 2025, 2024, and 2023, the Company recognized unrealized losses of $15.8 million and $43.1 million, and an unrealized gain of $6.0 million, respectively, in change of fair value of equity securities of a related party in the consolidated statement of operations and comprehensive loss. During the years ended December 31, 2025, 2024, and 2023, the Company also recognized $2.3 million of unrealized foreign currency gain, $0.6 million of unrealized foreign currency loss, and $2.3 million of unrealized foreign currency gain related to these equity securities, respectively, in other expense, net in the consolidated statement of operations and comprehensive loss. See Note 16 “Related Party Transactions” for more information. Level 3 liabilities consist of the common stock warrant liability and the derivative liabilities associated with the Redeemable Convertible Preferred Stock, of which the fair values were measured upon issuance of the Private Placement Warrants and the Redeemable Convertible Preferred Stock and are remeasured at each reporting period. The valuation methodology and underlying assumptions are discussed further in Note 7 “Common Stock Warrant Liability” and Note 8 “Redeemable Convertible Preferred Stock”, respectively. Level 3 liabilities also consist of residual value guarantee liabilities, of which the fair value is measured initially upon delivery of vehicles and assessed subsequently for any changes on a quarterly basis. Significant changes in the unobservable inputs used in determining the fair value would result in significant changes to the fair value measurement. The following table presents a reconciliation of the common stock warrant liability measured and recorded at fair value on a recurring basis (in thousands): Year Ended December 31, 2025 2024 Fair value-beginning of period $ 19,514 $ 53,664 Change in fair value (19,514) (34,150) Fair value-end of period $ — $ 19,514 The following table presents a reconciliation of the derivative liabilities associated with the Redeemable Convertible Preferred Stock measured and recorded at fair value on a recurring basis (in thousands): Year Ended December 31, 2025 Year Ended December 31, 2024 Series A Derivative Liability Series B Derivative Liability Series A Derivative Liability Series B Derivative Liability Fair value-beginning of period $ 408,800 $ 230,625 $ — $ — Issuance — — 497,100 297,675 Change in fair value (398,000) (225,225) (88,300) (67,050) Fair value-end of period $ 10,800 $ 5,400 $ 408,800 $ 230,625 118

NOTE 6 – DEBT The carrying value of the Company’s debt as of December 31, 2025 and 2024 was as follows (in millions): December 31, 2025 December 31, 2024 2026 Notes $ 203.7 $ 2,002.2 2030 Notes 1,084.2 — 2031 Notes 962.4 — GIB credit facility 468.0 126.4 Total debt 2,718.3 2,128.6 Current portion of debt (671.7) (126.4) Debt, net of current portion $ 2,046.6 $ 2,002.2 Convertible Senior Notes The Company accounted for the issuances of the 2026 Notes, the 2030 Notes, and the 2031 Notes as single liabilities measured at its respective amortized cost, as no other embedded features require bifurcation and recognition as derivatives. It determined the fair value of the Convertible Senior Notes based on quoted prices in markets that are not active, which is considered a Level 2 valuation input. The following table sets forth a summary of the 2026 Notes, the 2030 Notes, and the 2031 Notes as of December 31, 2025 and 2024 (in millions): December 31, 2025 Principal Amount Unamortized Debt Discounts and Issuance Costs Net Carrying Amount Fair Value 2026 Notes $ 204.3 $ (0.6) $ 203.7 $ 189.7 2030 Notes 1,100.0 (15.8) 1,084.2 655.9 2031 Notes 975.0 (12.6) 962.4 775.1 Total convertible senior notes $ 2,279.3 $ (29.0) $ 2,250.3 $ 1,620.7 December 31, 2024 Principal Amount Unamortized Debt Discounts and Issuance Costs Net Carrying Amount Fair Value 2026 Notes $ 2,012.5 $ (10.3) $ 2,002.2 $ 1,579.8 The effective interest rate for the 2026 Notes, the 2030 Notes, and the 2031 Notes is 1.5%, 5.4%, and 7.3%, respectively. The components of interest expense related to the 2026 Notes, the 2030 Notes, and the 2031 Notes were as follows (in millions): Year Ended December 31, 2025 2024 2023 Contractual interest $ 62.9 $ 25.2 $ 25.2 Amortization of debt discounts and debt issuance costs 5.6 5.2 5.2 Interest expense $ 68.5 $ 30.4 $ 30.4 2026 Notes In December 2021, the Company issued an aggregate of $2,012.5 million principal amount of 1.25% convertible senior notes due in December 2026 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, at an issuance price equal to 99.5% of the principal amount of 2026 Notes. The Company has designated the 2026 Notes as green bonds, whose proceeds will be allocated in accordance with the Company’s green bond framework. The 2026 Notes were issued pursuant to and are governed by an indenture dated December 14, 2021, between the Company and U.S. Bank National Association as the trustee. The proceeds from the issuance of the 2026 Notes were $1,986.6 million, net of the issuance discount and debt issuance costs. 119

The 2026 Notes are unsecured obligations which bear regular interest at 1.25% per annum and are payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The 2026 Notes will mature on December 15, 2026, unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The 2026 Notes are convertible into cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock, at the Company’s election, at an initial conversion rate of 1.8255 shares of the Company’s common stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $547.80 per share of the Company’s common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. The Company may redeem for cash all or any portion of the 2026 Notes, at the Company’s option, on or after December 20, 2024 if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest up to the day before the redemption date. The holders may require the Company to repurchase the 2026 Notes upon the occurrence of certain fundamental change transactions at a redemption price equal to 100% of the principal amount of the 2026 Notes redeemed, plus accrued and unpaid interest up to the day before the redemption date. Holders of the 2026 Notes may convert all or a portion of their 2026 Notes at their option prior to September 15, 2026, in multiples of $1,000 principal amounts, only under the following circumstances: • during any calendar quarter commencing after the quarter ended on March 31, 2022 (and only during such calendar quarter), if the Company’s common stock price exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days at the end of the prior calendar quarter; • during the five consecutive business days immediately after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company’s common stock on such trading day and the conversion rate on such trading day; • upon the occurrence of specified corporate events; or • if the Company calls any or all 2026 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the notes called for redemption. On or after September 15, 2026, the 2026 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Holders of the 2026 Notes who convert the 2026 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2026 Notes, or in connection with a redemption may be entitled to an increase in the conversion rate. In April 2025, contemporaneously with the 2030 Notes offering, the Company repurchased $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. The difference between the consideration paid with the net proceeds from the 2030 Notes to repurchase a portion of the 2026 Notes principal amount and the then carrying value of the 2026 Notes resulted in a gain of $116.4 million. Following the redemption, the Company’s outstanding principal balance of the 2026 Notes was $960.0 million. In November 2025, contemporaneously with the 2031 Notes offering, the Company repurchased $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. The difference between the consideration paid with the net proceeds from the 2031 Notes to repurchase a portion of the 2026 Notes principal amount and the then carrying value of the 2026 Notes resulted in a gain of $5.4 million. Following the redemption, the Company’s outstanding principal balance of the 2026 Notes was $204.3 million. The repurchases of the 2026 Notes were accounted for as debt extinguishments. During the year ended December 31, 2025, the Company recorded a total gain of $121.8 million within gain on extinguishment of debt in the consolidated statement of operations and comprehensive loss. The 2026 Notes were not eligible for conversion as of December 31, 2025 and 2024. No sinking fund is provided for the 2026 Notes, which means that the Company is not required to redeem or retire them periodically. As of December 31, 2025 and 2024, the Company was in compliance with applicable covenants under the indentures governing the 2026 Notes. 2030 Notes and Capped Call Transactions 2030 Notes In April 2025, the Company issued an aggregate of $1,100.0 million principal amount of 5.00% convertible senior notes due in April 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, at an issuance price equal to 100.0% of the principal amount of the 2030 Notes. The 2030 Notes were issued pursuant to and are governed by an indenture dated April 8, 2025, between the Company and U.S. Bank Trust Company, National Association as the trustee. The proceeds from the issuance of the 2030 Notes were $1,081.8 million, net of the debt issuance costs. Contemporaneously with the 2030 Notes offering, the Company entered into privately negotiated transactions with certain holders of the 2026 Notes to repurchase $1,052.5 million aggregate principal amount of the 2026 Notes, using $931.4 million of the net proceeds of the 2030 Notes. 120

The 2030 Notes are unsecured obligations which bear regular interest at 5.00% per annum and are payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The 2030 Notes will mature on April 1, 2030, unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The 2030 Notes are convertible into cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock, at the Company’s election, at an initial conversion rate of 33.3333 shares of the Company’s common stock per $1,000 principal amount of the 2030 Notes, which is equivalent to an initial conversion price of approximately $30.00 per share of the Company’s common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. The Company may redeem for cash all or any portion of the 2030 Notes, at the Company’s option, on or after April 6, 2028 if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest up to the day before the redemption date. The holders may require the Company to repurchase the 2030 Notes upon the occurrence of certain fundamental change transactions at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus accrued and unpaid interest up to the day before the redemption date. Holders of the 2030 Notes may convert all or a portion of their 2030 Notes at their option prior to January 1, 2030, in multiples of $1,000 principal amounts, only under the following circumstances: • during any calendar quarter commencing after the quarter ended on June 30, 2025 (and only during such calendar quarter), if the Company’s common stock price exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days at the end of the prior calendar quarter; • during the five consecutive business days immediately after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company’s common stock on such trading day and the conversion rate on such trading day; • upon the occurrence of specified corporate events; or • if the Company calls any or all 2030 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the notes called for redemption. On or after January 1, 2030, the 2030 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Holders of the 2030 Notes who convert the 2030 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2030 Notes, or in connection with a redemption may be entitled to an increase in the conversion rate. The 2030 Notes were not eligible for conversion as of December 31, 2025. No sinking fund is provided for the 2030 Notes, which means that the Company is not required to redeem or retire them periodically. As of December 31, 2025, the Company was in compliance with applicable covenants under the indentures governing the 2030 Notes. Capped Call Transactions In connection with the 2030 Notes offering, the Company paid $118.3 million to enter into the Capped Call Transactions with certain financial institutions. The Capped Call Transactions cover, subject to anti-dilution adjustments, the number of shares of the Company’s common stock initially underlying the 2030 Notes. The Capped Call Transactions have an expiration date of April 1, 2030. The Company expects the Capped Call Transactions generally would reduce the potential dilution to the Company’s common stock upon conversion of the notes or offset any cash payments that the Company could be required to make in excess of the principal amount of any converted notes, as the case may be, in the event that the market price per share of Lucid’s common stock, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions. The initial strike price of the Capped Call Transactions corresponds to the initial conversion price of the 2030 Notes, or approximately $30.00 per share of the Company’s common stock. The initial cap price of the Capped Call Transactions was $48.00 per share of the Company’s common stock and is subject to customary anti- dilution adjustments. The Capped Call Transactions were separate transactions, entered into by the Company with certain financial institutions, and were not part of the terms of the 2030 Notes. Holders of the 2030 Notes will not have any rights with respect to the Capped Call Transactions. The Company recorded the Capped Call Transactions as a reduction to additional paid-in capital in the consolidated balance sheet as of December 31, 2025, with no remeasurement in subsequent periods as they meet the conditions for equity classification. 121

2031 Notes In November 2025, the Company issued an aggregate of $975.0 million principal amount of 7.00% convertible senior notes due in November 2031 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, at an issuance price equal to 100.0% of the principal amount of the 2031 Notes. The 2031 Notes were issued pursuant to and are governed by an indenture dated November 17, 2025, between the Company and U.S. Bank Trust Company, National Association as the trustee. The proceeds from the issuance of the 2031 Notes were $962.2 million, net of the debt issuance costs. Contemporaneously with the 2031 Notes offering, the Company entered into privately negotiated transactions with certain holders of the 2026 Notes to repurchase $755.7 million aggregate principal amount of the 2026 Notes, using $748.2 million of the net proceeds of the 2031 Notes. The 2031 Notes are unsecured obligations which bear regular interest at 7.00% per annum and are payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2026. The 2031 Notes will mature on November 1, 2031, unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The 2031 Notes are convertible into cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock, at the Company’s election, at an initial conversion rate of 48.0475 shares of the Company’s common stock per $1,000 principal amount of the 2031 Notes, which is equivalent to an initial conversion price of approximately $20.81 per share of the Company’s common stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events, including a reverse stock split. The Company may redeem for cash all or any portion of the 2031 Notes, at the Company’s option, on or after November 6, 2028 and on or before the 31st scheduled trading day immediately preceding the maturity date, if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest up to the day before the redemption date. The holders may require the Company to repurchase the 2031 Notes on November 1, 2029 or upon the occurrence of certain fundamental change transactions at a redemption price equal to 100% of the principal amount of the 2031 Notes redeemed, plus accrued and unpaid interest up to the day before the redemption date. Holders of the 2031 Notes may convert all or a portion of their 2031 Notes at their option prior to August 1, 2031, in multiples of $1,000 principal amounts, only under the following circumstances: • during any calendar quarter commencing after the quarter ended on March 31, 2026 (and only during such calendar quarter), if the Company’s common stock price exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days at the end of the prior calendar quarter; • during the five consecutive business days immediately after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company’s common stock on such trading day and the conversion rate on such trading day; • upon the occurrence of specified corporate events; or • if the Company calls any or all 2031 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the notes called for redemption. On or after August 1, 2031, the 2031 Notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Holders of the 2031 Notes who convert the 2031 Notes in connection with a make-whole fundamental change, as defined in the indenture governing the 2031 Notes, or in connection with a redemption may be entitled to an increase in the conversion rate. The 2031 Notes were not eligible for conversion as of December 31, 2025. No sinking fund is provided for the 2031 Notes, which means that the Company is not required to redeem or retire them periodically. As of December 31, 2025, the Company was in compliance with applicable covenants under the indentures governing the 2031 Notes. Ayar Prepaid Forward Transactions In connection with the pricing of the 2030 Notes, Ayar entered into a privately negotiated prepaid forward transaction with the Forward Counterparty, pursuant to which Ayar will purchase approximately $430.0 million of the Company’s common stock with delivery expected to occur on or about the maturity date for the 2030 Notes, subject to the ability of the Forward Counterparty to elect to settle all or a portion of the prepaid forward transaction early. In connection with the pricing of the 2031 Notes, Ayar entered into a privately negotiated prepaid forward transaction with the Forward Counterparty, pursuant to which Ayar will purchase approximately $636.7 million of the Company’s common stock with delivery expected to occur on or about the maturity date for the 2031 Notes, subject to the ability of the Forward Counterparty to elect to settle all or a portion of the prepaid forward transaction early. 122

The Company is not a party to the prepaid forward transactions. In connection with Ayar agreeing to enter into and fund the prepaid forward transactions, the Company has agreed to pay a periodic cash fee to Ayar, which shall initially accrue at a rate of 0.5% per annum on the amount of prepaid forward transactions and be recalculated to reflect any early settlement of the prepaid forward transactions. The periodic fee incurred associated with the prepaid forward transactions was not material for the year ended December 31, 2025. SIDF Loan Agreement On February 27, 2022, Lucid LLC entered into the SIDF Loan Agreement with SIDF, a related party of the PIF, which is an affiliate of Ayar. Under the SIDF Loan Agreement, SIDF has committed to provide the SIDF Loans to Lucid LLC in an aggregate principal amount of up to SAR 5.19 billion (approximately $1.4 billion); provided that SIDF may reduce the availability of SIDF Loans under the facility in certain circumstances. SIDF Loans will be subject to repayment in semi-annual installments in amounts ranging from SAR 25 million (approximately $6.7 million) to SAR 350 million (approximately $93.3 million), commencing on April 3, 2026 and ending on November 12, 2038. SIDF Loans are financing and will be used to finance certain costs in connection with the development and construction of AMP-2. Lucid LLC may repay SIDF Loans earlier than the maturity date without penalty. Obligations under the SIDF Loan Agreement do not extend to the Company or any of its other subsidiaries. SIDF Loans will not bear interest. Instead, Lucid LLC will be required to pay SIDF service fees, consisting of follow-up and technical evaluation fees, ranging, in aggregate, from SAR 415 million (approximately $110.7 million) to SAR 1.77 billion (approximately $472.0 million), over the term of the SIDF Loans. SIDF Loans will be secured by security interests in the equipment, machines and assets funded thereby. The SIDF Loan Agreement contains certain restrictive financial covenants and imposes annual caps on Lucid LLC’s payment of dividends, distributions of paid-in capital, or certain capital expenditures. The SIDF Loan Agreement also defines customary events of default, including abandonment of or failure to commence operations at the plant in KAEC, and drawdowns under the SIDF Loan Agreement are subject to certain conditions precedent. As of December 31, 2025 and 2024, no amount was outstanding under the SIDF Loan Agreement. GIB Facility Agreement On April 29, 2022, Lucid LLC entered into the GIB Facility Agreement with GIB, maturing on February 28, 2025. GIB is a related party of the PIF, which is an affiliate of Ayar. The GIB Facility Agreement provided for two committed revolving credit facilities in an aggregate principal amount of SAR 1.0 billion (approximately $266.1 million). On March 12, 2023, Lucid LLC entered into the 2023 Amended GIB Facility Agreement to combine the two committed revolving credit facilities into a committed SAR 1.0 billion (approximately $266.1 million) 2023 GIB Credit Facility which may be used for general corporate purposes. Loans under the 2023 Amended GIB Facility Agreement had a maturity of no more than 12 months and bore interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. Under the 2023 Amended GIB Facility Agreement, the Company was required to pay a quarterly commitment fee of 0.15% per annum based on the unutilized portion of the 2023 GIB Credit Facility. On February 24, 2025, Lucid LLC entered into the 2025 GIB Credit Facility maturing on February 24, 2028 to increase the credit facility committed amount from SAR 1.0 billion (approximately $266.1 million) to SAR 1.9 billion (approximately $506.6 million). Loans under the 2025 GIB Credit Facility may be used for general corporate purposes, have a maturity of no more than 12 months, and bear interest at a rate of 1.40% per annum over SAIBOR (based on the term of borrowing) and associated fees. The Company is required to pay a quarterly commitment fee of 0.25% per annum based on the unutilized portion of the 2025 GIB Credit Facility. Commitments under the 2025 GIB Credit Facility will terminate, and all amounts then outstanding thereunder would become payable, on the maturity date of the 2025 GIB Credit Facility. The commitment fees for the years ended December 31, 2025, 2024, and 2023 were not material. The 2025 GIB Credit Facility contains certain conditions precedent to drawdowns, representations and warranties and covenants of Lucid LLC and events of default. As of December 31, 2025 and 2024, the Company had outstanding borrowings of SAR 1,755.0 million (approximately $468.0 million) and SAR 475.0 million (approximately $126.4 million), respectively. The outstanding borrowings were recorded within current portion of debt in the consolidated balance sheets. The weighted average interest rate on the outstanding borrowings was 6.44% and 7.04% as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, availability under the GIB credit facility was SAR 143.5 million (approximately $38.3 million) and SAR 523.2 million (approximately $139.2 million), respectively, after giving effect to the outstanding letters of credit. The Company recorded interest expense of SAR 66.9 million (approximately $17.8 million), SAR 18.4 million (approximately $4.9 million), and SAR 8.1 million (approximately $2.2 million) during the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025 and 2024, the Company was in compliance with applicable covenants under the GIB credit facility. 123

ABL Credit Facility In June 2022, the Company entered into the ABL Credit Facility with a syndicate of banks that may be used for working capital and general corporate purposes. The ABL Credit Facility provides for an initial aggregate principal commitment amount of up to $1.0 billion (including a $350.0 million letter of credit subfacility and a $100.0 million swingline loan subfacility) and has a stated maturity date of June 9, 2027. Borrowings under the ABL Credit Facility bear interest at the applicable interest rates specified in the credit agreement governing the ABL Credit Facility. In June 2024, the Company amended the ABL Credit Facility to update the Canadian reference rate. Availability under the ABL Credit Facility is subject to the value of eligible assets in the borrowing base and is reduced by outstanding loan borrowings and issuances of letters of credit which bear customary letter of credit fees. Subject to certain terms and conditions, the Company may request one or more increases in the amount of credit commitments under the ABL Credit Facility in an aggregate amount up to the sum of $500.0 million plus certain other amounts. The Company is required to pay a quarterly commitment fee of 0.25% per annum based on the unutilized portion of the ABL Credit Facility. The ABL Credit Facility contains customary covenants that limit the ability of the Company and its restricted subsidiaries to, among other activities, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of certain assets, consummate acquisitions or other investments, prepay certain debt, engage in transactions with affiliates, engage in sale and leaseback transactions or consummate mergers and other fundamental changes. The ABL Credit Facility also includes a minimum liquidity covenant which, at the Company’s option following satisfaction of certain pre-conditions, may be replaced with a springing, minimum fixed charge coverage ratio financial covenant, in each case on terms set forth in the credit agreement governing the ABL Credit Facility. As of December 31, 2025 and 2024, the Company was in compliance with applicable covenants under the ABL Credit Facility. As of December 31, 2025 and 2024, the Company had no outstanding borrowings under the ABL Credit Facility. Outstanding letters of credit under the ABL Credit Facility were $104.1 million and $56.9 million as of December 31, 2025 and 2024, respectively. Availability under the ABL Credit Facility was $596.0 million (including $199.2 million cash and cash equivalents) and $354.9 million (including $191.1 million cash and cash equivalents) as of December 31, 2025 and 2024, respectively, after giving effect to the borrowing base and the outstanding letters of credit. The Company incurred issuance costs of $6.3 million to obtain the ABL Credit Facility, which was capitalized within other noncurrent assets in the consolidated balance sheets and amortized over the facility term using the straight-line method. Commitment fee and amortization of the deferred issuance costs were $3.6 million for the year ended December 31, 2025 and $3.7 million for the years ended December 31, 2024 and 2023. DDTL Credit Facility In August 2024, the Company entered into the DDTL Credit Facility with Ayar, that may be used for working capital and general corporate purposes. The DDTL Credit Facility provides for a delayed draw term loan credit facility in an aggregate principal amount of $750.0 million and has a stated maturity date of August 4, 2029. Borrowings under the DDTL Credit Facility bear interest at the applicable interest rates specified in the credit agreement governing the DDTL Credit Facility. In November 2025, the Company increased the aggregate principal amount of the DDTL Credit Facility from $750.0 million to $1.98 billion. The Company is required to pay a quarterly undrawn fee of 0.50% per annum based on the unutilized portion of the DDTL Credit Facility. The DDTL Credit Facility contains customary covenants that limit the ability of the Company and its restricted subsidiaries to, among other activities, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of certain assets, consummate acquisitions or other investments, prepay certain debt, engage in sale and leaseback transactions or consummate mergers and other fundamental changes. The DDTL Credit Facility also includes a minimum liquidity covenant. As of December 31, 2025 and 2024, the Company was in compliance with applicable covenants under the DDTL Credit Facility. As of December 31, 2025 and 2024, the Company had no outstanding borrowings under the DDTL Credit Facility. The Company incurred issuance costs of $6.2 million to obtain the DDTL Credit Facility during the year ended December 31, 2024, which was capitalized within other noncurrent assets in the consolidated balance sheet and amortized over the facility term using the straight-line method. The Company incurred issuance costs of $9.2 million to increase the aggregate delayed draw term commitment of the DDTL Credit Facility during the year ended December 31, 2025, which was capitalized within other noncurrent assets in the consolidated balance sheet and amortized over the remaining term of the facility using the straight-line method. Commitment fee and amortization of the deferred issuance costs were $6.4 million and $2.1 million for the years ended December 31, 2025 and 2024, respectively. 124

## NOTE 7 - COMMON STOCK WARRANT LIABILITY

On July 23, 2021, in connection with the Merger, the Company effectively issued 44,350,000 Private Placement Warrants. Following the Reverse Stock Split, every ten Private Placement Warrants may be exercised to purchase one share of the Company's common stock for an aggregate exercise price of $115.00. The Private Placement Warrants were initially recorded as long-term liabilities in the consolidated balance sheets at a fair value of $812.0 million, and were remeasured to a fair value of $19.5 million as of December 31, 2024. The Private Placement Warrants remained unexercised and were remeasured to a fair value of nil as of December 31, 2025. The Company recognized gains of $19.5 million, $34.2 million, and $86.9 million for the years ended December 31, 2025, 2024, and 2023, respectively, in the consolidated statements of operations and comprehensive loss.

The fair value of the Private Placement Warrants that is not subject to the contingent forfeiture provisions was estimated using a Black-Scholes option pricing model, and was as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Fair value of Private Placement Warrants per share of common stock | $ 0.00 | $ 4.38 |

Assumptions used in the Black-Scholes option pricing model take into account the contract terms as well as the quoted price of the Company's common stock in an active market. The volatility is based on the Company's historical volatility. The expected life is based on the remaining contractual term of the warrants, and the risk-free interest rate is based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the warrants' expected life. The level 3 fair value inputs used in the Black-Scholes option pricing models were as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Volatility | 85.0 % | 95.0 % |
| Expected term (in years) | 0.6 | 1.6 |
| Risk-free rate | 3.6 % | 4.2 % |
| Dividend yield | — % | — % |

## NOTE 8 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

In March 2024, the Company entered into the Series A Subscription Agreement with Ayar. Pursuant to the Series A Subscription Agreement, Ayar agreed to purchase from the Company 100,000 shares of the Series A Redeemable Convertible Preferred Stock for an aggregate purchase price of $1.0 billion in a private placement. Subsequently, in March 2024, the Company issued the shares to Ayar pursuant to the Series A Subscription Agreement and received aggregate gross proceeds of $1.0 billion.

In August 2024, the Company entered into the Series B Subscription Agreement with Ayar. Pursuant to the Series B Subscription Agreement, Ayar agreed to purchase from the Company 75,000 shares of the Series B Redeemable Convertible Preferred Stock for an aggregate purchase price of $750.0 million in a private placement. Subsequently, in August 2024, the Company issued the shares to Ayar pursuant to the Series B Subscription Agreement and received aggregate gross proceeds of $750.0 million.

The shares of the Series A Redeemable Convertible Preferred Stock and the Series B Redeemable Convertible Preferred Stock were issued pursuant to the Certificate of Designations. Pursuant to the Series A Subscription Agreement and the Series B Subscription Agreement, Ayar has agreed, with certain exceptions, that without prior written consent of the Company, it will not sell or transfer the Redeemable Convertible Preferred Stock for the twelve months after the date of the closing of the respective private placement.

***Dividends:*** The Redeemable Convertible Preferred Stock ranks senior to the common stock with respect to dividends and distributions of assets upon the Company's liquidation, dissolution or winding up. The Redeemable Convertible Preferred Stock has an initial value of $10,000 per share (the "Initial Value" and the Initial Value plus compounded and accrued dividends, the "Accrued Value"). Dividends on the Redeemable Convertible Preferred Stock are payable in the form of compounded cumulative dividends upon each share of the Redeemable Convertible Preferred Stock (paid-in-kind). Dividends accrue daily on the Initial Value (as increased for any compounded dividends previously compounded thereon) of each share of the Redeemable Convertible Preferred Stock at a rate of 9% per annum and compound on the basis of quarterly dividend payment dates on each March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2024 for the Series A Redeemable Convertible Preferred Stock and September 30, 2024 for the Series B Redeemable Convertible Preferred Stock.

125

Liquidation Preference: Upon a liquidation, dissolution or winding up of the Company, each holder of shares of the Redeemable Convertible Preferred Stock (“Holder”) will be entitled to receive, with respect to each share of then-outstanding Redeemable Convertible Preferred Stock, out of the assets of the Company available for distribution to its stockholders an amount in cash equal to the greater of (a) an amount per share of the Redeemable Convertible Preferred Stock as of the date of such liquidation, dissolution or winding up equal to (i) the per share Accrued Value as of the relevant date multiplied by (ii) the relevant percentage (the product of (i) and (ii), the “Minimum Consideration”); and (b) the amount that such Holder would have received with respect to such share of the Redeemable Convertible Preferred Stock if all shares of the Redeemable Convertible Preferred Stock had been converted at their Accrued Value into shares of common stock on the business day immediately prior to the date of such liquidation, dissolution or winding up. As of December 31, 2025 and 2024, the liquidation preference of the Series A Redeemable Convertible Preferred Stock was $1,350.4 million and $1,138.8 million, respectively. As of December 31, 2025 and 2024, the liquidation preference of the Series B Redeemable Convertible Preferred Stock was $949.2 million and $800.4 million, respectively. Voting Rights: Each Holder is entitled to the number of votes equal to the number of whole shares of common stock into which the aggregate shares of the Redeemable Convertible Preferred Stock held by such Holder are convertible on the record date for determining stockholders entitled to vote on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders and on which matter holders of the common stock shall be entitled to vote. Holders are entitled to notice of any meeting of stockholders and, except as otherwise provided in the Certificate of Designations or otherwise required by law, to vote together as a single class with the holders of the common stock and any other class or series of stock entitled to vote thereon. The voting power of Holders is subject to a voting cap per share equal to the quotient of the $10,000 Initial Value and the minimum price ($27.70 for the Series A Redeemable Convertible Preferred Stock and $31.20 for the Series B Redeemable Convertible Preferred Stock). As long as at least 10% of the aggregate number of shares issued on the respective initial issue date remain outstanding, and subject to certain other conditions, Holders are entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Redeemable Convertible Preferred Stock, authorizations or issuances by the Company of capital stock of the Company that ranks senior or equal to the Redeemable Convertible Preferred Stock with respect to dividends or distributions on liquidation or the terms of which provide for cash dividends (other than the common stock), winding-up and dissolution, and decreases in the number of authorized shares of the Redeemable Convertible Preferred Stock. The Company also agreed that as long as Ayar owns at least 50% of the shares issued on the respective initial issue date, the Company will comply with certain debt incurrence covenants in its Credit Agreement, dated as of June 9, 2022, by and among the Company, as the Borrower Representative, the other Borrowers party thereto from time-to-time, the Lenders and Issuing Banks from time-to-time party thereto and Bank of America, N.A., as Administrative Agent, as amended, which agreement may be waived with the sole consent of Ayar. Conversion: Each share of the Redeemable Convertible Preferred Stock is convertible, at the option of the respective Holder, from time-to-time after the initial issue date, and without the payment of additional consideration by the Holder, (a) at any time that the closing price per share of the common stock on the trading day immediately preceding the date on which the Holder delivers the relevant notice of conversion is at least $55.00 (subject to certain adjustments), unless the Company otherwise consents to such conversion in its sole discretion, or (b) in all events during certain specified periods relating to a fundamental change or optional redemption by the Company, into such number of fully paid and non-assessable shares of common stock as is determined by dividing (i) the applicable Accrued Value as of the conversion date by (ii) the applicable conversion price in effect as of such conversion date, which shall initially be $35.9520 for the Series A Redeemable Convertible Preferred Stock and $43.7990 for the Series B Redeemable Convertible Preferred Stock, subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events (the “Conversion Price”). Mandatory Conversion: On or after the third anniversary of the initial issue date, if at any time (i) the daily VWAP of the common stock has been at least 200% of the Conversion Price for at least twenty (20) trading days (whether or not consecutive) during any thirty (30) consecutive trading days (including the last day of such period) and (ii) certain common stock liquidity conditions are satisfied, the Company will have the right, exercisable at its election within fifteen (15) business days following completion of the applicable thirty (30) trading day period, to cause all or any portion of the Redeemable Convertible Preferred Stock to convert into a number of fully paid and non-assessable shares of common stock, as determined by dividing (i) the applicable Accrued Value as of the conversion date by (ii) the Conversion Price in effect as of such conversion date. The Company will be required to pay an additional amount per share of the Redeemable Convertible Preferred Stock payable in cash, shares of common stock valued based on a five-day average daily VWAP or a combination thereof in respect of such conversion equal to the greater of (x) the difference between (i) the Minimum Consideration and (ii) the value of the shares of common stock delivered upon mandatory conversion thereof and (y) zero. 126

Fundamental Change: Upon a fundamental change, the Holders will be entitled, on the fundamental change repurchase date specified by the Company, to receive an amount equal to the greater of (a) the Minimum Consideration and (b) an amount equal to the value that such Holder would have received if it had converted its shares of the Redeemable Convertible Preferred Stock into shares of common stock on the business day immediately before the fundamental change repurchase date. The fundamental change repurchase price may be paid in cash, shares of common stock (or other securities to be received by a holder of common stock in such fundamental change) valued based on a five-day average daily VWAP (with the number of shares of common stock rounded up to the nearest whole share), or a combination thereof, at the Company’s election. The Company may not elect to deliver shares of its common stock (or other securities to be received by a holder of common stock in such fundamental change) in partial or full satisfaction of the fundamental change repurchase price, if certain common stock liquidity conditions are not satisfied. Optional Redemption: On or after the fifth anniversary of the initial issue date, the Company may redeem all or any portion of the Redeemable Convertible Preferred Stock at a redemption price per share equal to the greater of (a) the Minimum Consideration and (b) an amount equal to the value (calculated based on a twenty (20)-day average daily VWAP) of the number of shares of common stock if it had converted its shares of the Redeemable Convertible Preferred Stock into shares of common stock as of the redemption date. Such redemption price may be paid in cash, shares of common stock valued based on a twenty (20)-day average daily VWAP, or a combination thereof, at the Company’s election. The Company may not pay any portion of such redemption price in shares of common stock if the common stock liquidity conditions are not satisfied. While the Redeemable Convertible Preferred Stock is callable after five years at the Company’s option, the Redeemable Convertible Preferred Stock is considered redeemable at the option of Ayar and was classified as mezzanine equity, because it is the majority shareholder of the Company. The Company recorded the Series A Redeemable Convertible Preferred Stock initially at its issuance price, net of issuance costs of $2.4 million and net of the initial value of the bifurcated derivative liability of $497.1 million. The Company also recorded the Series B Redeemable Convertible Preferred Stock initially at its issuance price, net of issuance costs of $0.6 million and net of the initial value of the bifurcated derivative liability of $297.7 million. The Company accretes the Redeemable Convertible Preferred Stock to its redemption value, which is greater of (a) the Minimum Consideration and (b) an amount equal to the value that such Holder would have received if it had converted its shares of the Redeemable Convertible Preferred Stock into shares of common stock as of the Redemption Date. In certain circumstances, the redemption price may vary based on changes in stock price, in which case the Company recognizes changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the then current maximum redemption value at the end of each reporting period. The Company recorded accretion of $609.6 million and $229.5 million related to the Series A Redeemable Convertible Preferred Stock during the years ended December 31, 2025 and 2024, respectively. The Company recorded accretion of $374.0 million and $118.1 million related to the Series B Redeemable Convertible Preferred Stock during the years ended December 31, 2025 and 2024, respectively. Accretion of the Redeemable Convertible Preferred Stock was reflected as adjustments to additional paid-in capital in the consolidated balance sheets as of December 31, 2025 and 2024. The carrying value of the Series A Redeemable Convertible Preferred Stock was $1,339.6 million and $730.0 million as of December 31, 2025 and 2024, respectively. The carrying value of the Series B Redeemable Convertible Preferred Stock was $943.8 million and $569.8 million as of December 31, 2025 and 2024, respectively. The Company assessed the above features to determine whether any features are required to be bifurcated and separately accounted for as an embedded feature. The Company concluded that the conversion features, inclusive of all settlement outcomes where the pay-off is indexed to the if-converted value, meets all the requirements to be separately accounted for as a bifurcated derivative. As a result, the Company bifurcated the Redeemable Convertible Preferred Stock between (i) the host contracts which are accounted for within mezzanine equity as described above, and (ii) the bifurcated derivative liabilities related to the conversion features. The proceeds from issuance were first allocated to the fair value of the bifurcated derivatives with the residual being allocated to the host contracts. The bifurcated derivatives are remeasured to fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. As of December 31, 2025 and 2024, the Company remeasured the derivative liabilities for the Redeemable Convertible Preferred Stock to fair value of $16.2 million and $639.4 million, comprising of $10.8 million and $408.8 million related to Series A Redeemable Convertible Preferred Stock and $5.4 million and $230.6 million related to Series B Redeemable Convertible Preferred Stock, respectively. The Company recognized gains of $623.2 million and $155.4 million for the years ended December 31, 2025 and 2024, respectively, in change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) in the consolidated statements of operations and comprehensive loss. The Company estimated the fair value of the derivative liabilities using a binomial lattice model with the volatility, credit spread, and term as significant unobservable inputs. Assumptions used in the valuation also take into account the contractual terms as well as the quoted price of the Company’s common stock in an active market. Significant changes in any of those inputs in isolation would result in significant changes to the fair value measurement. 127

The level 3 fair value inputs used in the valuation of the derivative liabilities associated with the Redeemable Convertible Preferred Stock were as follows:

| | December 31, 2025 | | | | December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Series A Derivative Liability | | Series B Derivative Liability | | Series A Derivative Liability | | Series B Derivative Liability | |
| Volatility | | 40.0 % | | 40.0 % | | 40.0 % | | 40.0 % |
| Credit spread | | 23.9 % | | 23.9 % | | 17.9 % | | 17.9 % |
| Stock price | $ | 10.57 | $ | 10.57 | $ | 30.20 | $ | 30.20 |
| Term (in years) | | 3.2 | | 3.6 | | 4.2 | | 4.6 |
| Risk-free rate | | 3.5 % | | 3.6 % | | 4.3 % | | 4.4 % |

## NOTE 9 – STOCKHOLDERS' EQUITY

***Preferred Stock***

The Company has authorized the issuance of 10,000,000 shares of undesignated preferred stock with a par value of $0.0001 per share with rights and preferences, including voting rights, designated from time-to-time by the Board of Directors. As of December 31, 2025 and 2024, there were 100,000 and 75,000 issued and outstanding shares of Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock, respectively.

***Common Stock***

On May 31, 2023, the Company entered into the 2023 Underwriting Agreement with the Underwriter, under which the Underwriter agreed to purchase 17,354,495 shares of the Company's common stock at a price per share of $68.30, for aggregate net proceeds to the Company of $1.2 billion. In June 2023, the Company issued the shares to the Underwriter pursuant to the 2023 Underwriting Agreement and received aggregate net proceeds of $1.2 billion after deducting issuance costs of $1.1 million.

On May 31, 2023, the Company entered into the 2023 Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company 26,569,370 shares of the Company's common stock at a price per share of $68.30 in a private placement for aggregate net proceeds to the Company of $1.8 billion. In June 2023, the Company issued the shares to Ayar pursuant to the 2023 Subscription Agreement and received aggregate net proceeds of $1.8 billion after deducting issuance costs of $2.0 million.

On October 16, 2024, the Company entered into the 2024 Underwriting Agreement with the Underwriter, under which the Underwriter agreed to purchase 26,244,694 shares of the Company's common stock. The Company also granted the Underwriter an Overallotment Option to purchase additional shares. On October 17, 2024, the Underwriter exercised the Overallotment Option to purchase an additional 1,503,759 shares. On October 18, 2024, the Company completed the public offering pursuant to the 2024 Underwriting Agreement at a price per share of $25.91, and received aggregate net proceeds of $718.4 million after deducting issuance costs of $0.6 million.

On October 16, 2024, the Company entered into the 2024 Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company 37,471,793 shares of the Company's common stock. In addition, given the Underwriter's exercise of the Overallotment Option, Ayar agreed to purchase an additional 2,147,045 shares of the Company's common stock. As of October 31, 2024, the Company consummated the private placement of shares to Ayar pursuant to the 2024 Subscription Agreement at a price per share of $25.91, for aggregate net proceeds of $1,025.7 million after deducting issuance costs of $0.8 million.

On July 16, 2025, the Company entered into the VPA with Uber and the 2025 Subscription Agreement with SMB, a subsidiary of Uber. Under the VPA, Uber and its designated fleet operators have agreed to purchase a minimum commitment of 20,000 (the "Minimum Quantity Guarantee") Lucid Gravity vehicles that have been modified to include certain autonomous driving hardware and other features (the "Lucid Gravity Plus vehicles"). Under the 2025 Subscription Agreement, the Company agreed to issue and SMB agreed to purchase, in a private placement, the Company's common stock equal to (i) $300.0 million in cash divided by (ii) an amount equal to the arithmetic average of the daily volume-weighted average price of the common stock over a period of 30 consecutive trading days ending on, and including, July 15, 2025. In September 2025, the Company and SMB entered into an amendment to the 2025 Subscription Agreement to reflect the adjustments made to the number of placement shares and purchase price per placement share therein due to the Reverse Stock Split. The Company also consummated the private placement of shares to SMB and issued 13,715,121 shares at a price per share of $21.87, for aggregate net proceeds of $299.7 million after deducting issuance costs of $0.3 million in September 2025.

The shares of common stock sold to SMB pursuant to the 2025 Subscription Agreement were sold based upon reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act. SMB may not transfer the shares of common stock acquired under the 2025 Subscription Agreement for a period of 18-months after the closing of the private placement.

Issuance costs incurred were recorded as a reduction of the gross proceeds received from the equity offerings within additional paid-in capital in the consolidated balance sheets.

128

***Treasury Stock***

During the year ended December 31, 2021, the Company repurchased an aggregate of 85,782 shares of its common stock, including 71,274 shares from certain employees and 14,508 shares from board of directors of the Company's predecessor, Atieva, Inc. at $241.50 per share. No common stock was repurchased during the years ended December 31, 2025 and 2024.

***Common Stock Reserved for Issuance***

The Company's common stock reserved for future issuances as of December 31, 2025 was as follows:

| | December 31, 2025 |
|---|---|
| Private Placement Warrants to purchase common stock | 4,435,000 |
| Stock options outstanding | 2,030,874 |
| Restricted stock units outstanding | 19,983,583 |
| Shares available for future grants under equity plans | 3,431,856 |
| If-converted common shares from 2026 Notes | 372,950 |
| If-converted common shares from 2030 Notes | 36,666,630 |
| If-converted common shares from 2031 Notes | 46,846,313 |
| If-converted common shares from Series A redeemable convertible preferred stock | 32,526,595 |
| If-converted common shares from Series B redeemable convertible preferred stock | 19,358,849 |
| Total shares of common stock reserved | 165,652,650 |

## NOTE 10 – STOCK-BASED AWARDS

***Lucid 2021 Incentive Plan and ESPP***

In July 2021, the Company's Board of Directors adopted and the stockholders approved the 2021 Incentive Plan (the "2021 Incentive Plan"), which includes an ESPP as an addendum. The 2021 Incentive Plan replaced the 2021 Plan. The 2021 Incentive Plan provides for the grant of restricted shares, non-qualified stock options, incentive stock options, unrestricted shares, stock appreciation rights, restricted stock units and cash awards. Shares of common stock underlying awards that are forfeited or cancelled generally are returned to the pool of shares available for issuance under the 2021 Incentive Plan.

The Company had 3,431,856 shares of common stock available for issuance under the 2021 Incentive Plan, including the ESPP, as of December 31, 2025.

***Stock Options***

The Company's outstanding stock options generally expire between 7 years to 10 years from the date of grant and are exercisable when the options vest. In general, incentive stock options and non-statutory options vest over four years, the majority of which vest at a rate of 25% on the first anniversary of the grant date, with the remainder vesting ratably each month over the next three years. A summary of stock option activity for the year ended December 31, 2025 was as follows:

| | Outstanding Options | | | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Weighted-Average Remaining Contractual Term | Intrinsic Value (in thousands) |
| Balance as of December 31, 2024 | 2,689,410 | $ 18.37 | 4.36 | $ 48,886 |
| Options exercised | (561,891) | 6.40 | | |
| Options canceled | (96,645) | 71.62 | | |
| Balance as of December 31, 2025 | 2,030,874 | $ 19.09 | 3.98 | $ 2,918 |
| Options vested and exercisable as of December 31, 2025 | 1,936,956 | $ 16.85 | 3.94 | $ 2,918 |

Aggregate intrinsic value represents the difference between the exercise price of the options and the fair value of common shares. The aggregate intrinsic value of options exercised was $9.3 million, $8.4 million and $50.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The total fair value of stock options granted during the years ended December 31, 2024 and 2023 was $0.4 million and $17.4 million, respectively, which is recognized over the respective vesting periods. No stock options were granted during the year ended December 31, 2025.

129

The total fair value of stock options vested during the years ended December 31, 2025, 2024, and 2023, was $2.7 million, $4.9 million, and $5.4 million, respectively.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company's share price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield rate over the expected option term, and actual forfeiture rates. A summary of the weighted-average assumptions the Company utilized to record compensation expense for stock options granted during the years ended December 31, 2024 and 2023 was as follows:

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Volatility | 85.0 % | 83.9 % |
| Expected term (in years) | 5.2 | 5.0 |
| Risk-free interest rate | 4.3 % | 4.1 % |
| Expected dividends | — % | — % |

As of December 31, 2025, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $2.9 million and expected to be recognized over a weighted-average period of 1.6 years.

***RSUs***

A summary of RSUs activity for the year ended December 31, 2025 was as follows:

| | Restricted Stock Units | | | |
|---|---|---|---|---|
| | Time-Based Shares | Performance-Based Shares | Total Shares | Weighted-Average Grant-Date Fair Value |
| Balance as of December 31, 2024 | 8,796,901 | 1,599,646 | 10,396,547 | $ 48.29 |
| Granted | 19,055,275 | 2,213,724 | 21,268,999 | 25.18 |
| Vested | (8,359,840) | (707,510) | (9,067,350) | 43.25 |
| Cancelled/Forfeited | (2,154,479) | (460,134) | (2,614,613) | 34.71 |
| Balance as of December 31, 2025 | 17,337,857 | 2,645,726 | 19,983,583 | $ 27.86 |

Time-based RSUs granted prior to the closing of Merger are subject to both performance-based and service-based vesting conditions. The performance condition was satisfied upon the closing of the Merger, and the service condition will be met generally over four years. The Company granted 1,383,475 shares of the time-based RSUs to the former CEO that would vest in sixteen equal quarterly installments, beginning on December 5, 2021, and were subject to continuous employment. The service condition for 25% of the Company's non-CEO RSUs granted prior to the closing of Merger was satisfied 375 days after the closing. The remaining RSUs would be satisfied in equal quarterly installments thereafter, subject to continuous employment. The Company recognized compensation expense for these time-based RSUs on a graded vesting schedule over the requisite vesting period. Fair value of these time-based RSUs was measured using the fair value of the Company's common stock on the date of the grant, as based on the market price of Churchill's stock adjusted for the expected exchange ratio at the time, and discounted for lack of marketability. For the years ended December 31, 2025, 2024, and 2023, the Company withheld approximately 143,138, 190,574, and 186,729 shares, respectively, of common stock by net settlement to meet the related tax withholding requirements related to the former CEO's time-based RSUs. In February 2025, the Company announced the former CEO's resignation and transition. In connection with this transition, the Company recorded a reversal of $41.6 million related to previously recognized stock-based compensation expenses for his unvested time-based RSUs. As of December 31, 2025, there were no unrecognized stock-based compensation expenses related to the time-based RSUs.

Time-based RSUs granted subsequent to the closing of Merger are only subject to service-based vesting conditions and the compensation expense is recognized on a straight-line basis over the requisite service period. The fair value of these time-based RSUs granted after the closing of the Merger was measured using the fair value of the Company's common stock on the date of the grant.

As of December 31, 2025, unrecognized stock-based compensation cost related to outstanding unvested time-based RSUs that are expected to vest was $423.3 million, which is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of time-based RSUs vested during the years ended December 31, 2025, 2024, and 2023 was $146.7 million, $140.8 million, and $121.1 million, respectively.

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In 2021, the Company granted performance-based RSUs to the former CEO and they were subject to performance and market conditions. The performance condition was satisfied upon the closing of the Merger. The market conditions would be satisfied and vest in five tranches based on the achievement of market capitalization goals applicable to each tranche over a six-month period subject to the former CEO’s continuous employment through the applicable vesting date. Any performance-based RSUs granted to our former CEO that had not vested within five years after the closing will be forfeited. The fair value of these performance-based RSUs was measured on the grant date, March 27, 2021, using a Monte Carlo simulation model, with the following assumptions: Weighted average volatility 60.0 % Expected term (in years) 5.0 Risk-free interest rate 0.9 % Expected dividends — % The Company recognized compensation expense using a graded vesting attribution method over the derived service period for the former CEO’s performance-based awards. Stock-based compensation expense was recognized when the relevant performance condition was considered probable of achievement for the performance-based award. During the year ended December 31, 2022, the market condition was met for the performance-based awards of the former CEO for four of the five tranches and certified by the Board of Directors, representing an aggregate of 1,393,428 performance RSUs. The unamortized expense of $8.2 million as of December 31, 2022 for the fifth tranche, representing 209,014 RSUs, was fully recognized during the year ended December 31, 2023. There were no performance-based RSUs vested for our former CEO for the years ended December 31, 2025, 2024, and 2023. The Company granted performance-based RSUs to certain employees and they are subject to (i) corporate performance conditions and individual performance and (ii) a service condition which will be met generally over 3 years. The number of awards granted represents 100% of the target goal. Under the terms of the awards, the recipient may earn between 0% to 150% of the original number of grants based on actual achievement of corporate performance goals and individual performance. Stock-based compensation expense is recognized when the relevant performance condition is considered probable of achievement for the performance-based award. During the years ended December 31, 2025, 2024, and 2023, the Company recorded stock-based compensation expenses of $22.8 million, $26.1 million, and $7.9 million, respectively, related to these performance-based RSUs. The total fair value of these performance-based RSUs vested during the years ended December 31, 2025, 2024, and 2023 was $13.9 million, $5.3 million, and nil, respectively. As of December 31, 2025, the unamortized expense for the performance-based RSUs was $22.8 million, which will be recognized over a weighted-average period of 1.2 years primarily contingent upon realization of the corporate performance conditions. ESPP The ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to employees. The plan provides for 24- month offering periods beginning in December and June of each year, and each offering period will consist of four six-month purchase periods. The purchase price for each share purchased during an offering period will be the lesser of 85% of the fair market value of the share on the purchase date or 85% of the fair market value of the share on the offering date. If the market value of our common stock on the purchase date is lower than the market value at the beginning of the offering period, the ongoing offering terminates immediately following the purchase of ESPP shares on the purchase date and participants in the terminated offering are automatically enrolled in the new offering resulting in a reset of the offering price and a modification charge to be recognized over the new offering period. There was one ESPP reset during the year ended December 31, 2025, and two ESPP resets during the years ended December 31, 2024 and 2023, which resulted in modification charges of $14.3 million, $17.8 million, and $23.2 million, respectively, which are being recognized until the new offering period ending in November 2027. The Company issued 1,559,456, 897,646, and 474,887 shares at a weighted-average price of $14.63, $21.40, and $50.19 for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, unrecognized stock-based compensation cost related to the ESPP was $31.4 million, which is expected to be recognized over a weighted-average period of 1.9 years. 131

Stock-based Compensation Expense Total employee and nonemployee stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023, was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands): Year Ended December 31, 2025 2024 2023 Cost of revenue $ 3,325 $ 4,335 $ 3,590 Research and development 183,770 172,190 137,703 Selling, general and administrative 84,180 110,827 117,433 Restructuring charges — (1,480) (1,443) Total $ 271,275 $ 285,872 $ 257,283 The Company capitalized stock-based compensation expenses of $47.4 million and $45.7 million for the years ended December 31, 2025 and 2024, respectively, primarily as part of the cost of inventory. NOTE 11 – LEASES The Company has entered into various non-cancellable operating and finance lease agreements for certain of the Company’s offices, manufacturing and warehouse facilities, retail and service locations, equipment and vehicles, worldwide. The Company has determined if an arrangement is a lease, or contains a lease, including embedded leases, at inception and records the leases in the Company’s financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain operating leases provide for annual increases to lease payments based on an index or rate. The Company estimates the annual increase in lease payments based on the index or rate at the lease commencement date. Differences between the estimated lease payment and actual payment are expensed as incurred. Lease expense for finance lease payments is recognized as amortization expense of the finance lease ROU asset and interest expense on the finance lease liability over the lease term. In August 2022, the Company entered into a four-year agreement (“Lease Agreement”) to lease land in Casa Grande, Arizona adjacent to our manufacturing facility. The Company classifies this lease as a finance lease because the Lease Agreement contains a purchase option which the Company is reasonably certain to exercise. As of December 31, 2025 and 2024, assets associated with the finance lease were $79.3 million. As of December 31, 2025 and 2024, liabilities associated with the finance lease were $79.4 million and $80.0 million, respectively. Contemporaneously with the execution of the Lease Agreement, the Company entered into a sale agreement, pursuant to which the Company sold certain parcels of land for $31.7 million to the lessor and leased back these parcels of land under the Lease Agreement. The sale of the land and subsequent lease did not result in change in the transfer of control of the land; therefore, the sale-leaseback transaction is accounted for as a failed sale and leaseback financing obligation. The Company recorded $31.7 million of sales proceeds received as a financial liability within other current liabilities in the consolidated balance sheet as of December 31, 2025 and within other long-term liabilities in the consolidated balance sheet as of December 31, 2024. 132

The balances for the operating and finance leases where the Company is the lessee are presented as follows within the Company’s consolidated balance sheets (in thousands): December 31, 2025 December 31, 2024 Operating leases: Right-of-use assets $ 241,974 $ 211,886 Other current liabilities $ 64,171 $ 35,596 Other long-term liabilities 225,434 229,835 Total operating lease liabilities $ 289,605 $ 265,431 Finance leases: Property, plant and equipment, net(1) $ 185,721 $ 82,823 Total finance lease assets $ 185,721 $ 82,823 Finance lease liabilities, current portion $ 84,222 $ 6,788 Finance lease liabilities, net of current portion 104,559 76,096 Total finance lease liabilities(1) $ 188,781 $ 82,884 (1) As of December 31, 2025, the Company recorded $95.3 million of finance lease assets and $98.9 million of finance lease liabilities related to certain facility leases assumed in connection with the assets acquisition from Nikola Corporation. The components of lease expense were as follows within the Company’s consolidated statements of operations and comprehensive loss (in thousands): Year Ended December 31, 2025 2024 2023 Operating lease expense: Operating lease expense (1) $ 79,505 $ 62,119 $ 55,307 Variable lease expense 2,187 1,948 1,770 Finance lease expense: Amortization of leased assets $ 6,803 $ 3,009 $ 5,252 Interest on lease liabilities 10,388 4,665 4,867 Total finance lease expense $ 17,191 $ 7,674 $ 10,119 Total lease expense $ 98,883 $ 71,741 $ 67,196 (1) Excluded short-term leases, which were not material. Other information related to leases where the Company is the lessee was as follows: December 31, 2025 December 31, 2024 Weighted-average remaining lease term (in years): Operating leases 5.2 6.2 Finance leases 9.9 1.6 Weighted-average discount rate: Operating leases 11.50% 11.87 % Finance leases 7.33% 5.73% 133

Supplemental cash flow information related to leases where the Company is the lessee was as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | |
| Operating cash flows from operating leases | $ 85,544 | $ 59,131 | $ 44,965 |
| Operating cash flows from finance leases (interest payments) | $ 7,707 | $ 5,261 | $ 5,430 |
| Financing cash flows from finance leases | $ 3,510 | $ 3,166 | $ 5,425 |
| Leased assets obtained in exchange for new operating lease liabilities | $ 74,563 | $ 23,111 | $ 32,558 |
| Leased assets obtained in exchange for new finance lease liabilities | $ 109,597 | $ 1,062 | $ — |

As of December 31, 2025, the maturities of the Company's operating and finance lease liabilities (excluding short-term leases) were as follows (in thousands):

| | Operating Leases | Finance Leases |
|---|---|---|
| 2026 | $ 92,938 | $ 94,939 |
| 2027 | 72,232 | 12,640 |
| 2028 | 65,900 | 10,758 |
| 2029 | 53,957 | 8,591 |
| 2030 | 42,336 | 8,752 |
| Thereafter | 63,833 | 179,665 |
| Total minimum lease payments | 391,196 | 315,345 |
| Less: Interest | (101,591) | (126,564) |
| Present value of lease obligations | 289,605 | 188,781 |
| Less: Current portion | (64,171) | (84,222) |
| Long-term portion of lease obligations | $ 225,434 | $ 104,559 |

As of December 31, 2025, the Company entered into additional leases for facilities that have not yet commenced with undiscounted future lease payments of $27.8 million. The leases are expected to commence in 2026.

## NOTE 12 - COMMITMENTS AND CONTINGENCIES

### Contractual Obligations

As of December 31, 2025 and 2024, the Company had $0.9 billion and $1.0 billion in commitments related to AMP-1 and AMP-2 plant and equipment, respectively. These commitments represent future expected payments on open purchase orders entered into as of December 31, 2025 and 2024.

The Company's non-cancellable long-term commitments primarily related to certain inventory component purchases. As of December 31, 2025, pursuant to the terms of agreements the Company entered into in connection with the supply of lithium-ion battery cells, the Company had remaining minimum purchase commitments of an aggregate of approximately $2.56 billion, calculated using the current base prices, which could vary period-to-period primarily as a result of changes in raw material indexes. The estimated future payments having a remaining term in excess of one year as of December 31, 2025 were as follows (in thousands):

| Years ended December 31, | Minimum Purchase Commitment |
|---|---|
| 2026 | $ 301,397 |
| 2027 | 395,218 |
| 2028 | 477,543 |
| 2029 | 477,469 |
| 2030 | 484,040 |
| Thereafter | 491,007 |
| Total | $ 2,626,674 |

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Legal Matters From time-to-time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. On April 1, 2022, and May 31, 2022, two alleged shareholders filed putative class actions under the federal securities laws in the United States District Court for the Northern District of California against the Company and certain officers of the Company relating to alleged statements, updated projections and guidance provided from late 2021 to early 2022. The two matters were consolidated as In re Lucid Group, Inc. Securities Litigation. The consolidated complaint named the Company and the Company’s former chief executive officer and former chief financial officer as defendants, and generally alleged that defendants purportedly made false or misleading statements regarding delivery and revenue projections and related matters between November 15, 2021, and August 3, 2022. Defendants filed a motion to dismiss on February 23, 2023. On August 8, 2024, the Court granted in part and denied in part the motion to dismiss. On September 20, 2024, Plaintiffs filed an amended consolidated complaint, which named the Company and its former chief executive officer as defendants. Defendants filed a motion to dismiss the Amended Consolidated Complaint, in part, on December 6, 2024. On May 22, 2025, the court issued a ruling granting in part and denying in part the defendants’ motion to dismiss. On July 10, 2025, the court issued a Case Management Scheduling Order. On July 25, 2025, Defendants filed an Answer to Plaintiffs’ Amended Compliant. The parties are currently engaged in discovery in this litigation. Nine purported shareholders have filed derivative cases in various courts putatively on behalf of the Company against certain of the Company’s current and former directors based on allegations similar to those in the In re Lucid Group, Inc. Securities Litigation action. These cases raise claims such as a breach of fiduciary duty, unjust enrichment, waste of corporate assets, and aiding and abetting a breach of fiduciary duty. On July 11, 2022, a derivative case raising such claims was filed in the Superior Court of California, Alameda County, and is currently stayed. Between September 2024 and December 2024, three other derivative lawsuits were filed in the Delaware Court of Chancery raising similar claims. Two were consolidated into a single action. On January 29, 2025, February 7, 2025 and August 6, 2025, three other derivative lawsuits were filed in the Northern District of California also raising similar claims. The court has granted the parties stipulation to consolidate and stay the cases. Between February 28, 2025, and March 7, 2025, two other derivative lawsuits raising similar claims were also filed in the United States District Court for the District of Delaware. They were consolidated into a single action and are currently stayed. While we have registered and applied for trademarks in an effort to protect our brand and goodwill with customers, competitors or other third parties have previously opposed, currently oppose, and may continue to oppose our trademark applications or otherwise challenge our use of the trademarks and other brand names in which we have invested. Such oppositions and challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. In addition, we may lose our trademark or be unable to submit specimens of use by the applicable deadline to perfect such trademark rights. At this time, the Company does not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, including the matters referenced above, to be material to the Company’s business or likely to result in a material adverse effect on its future operating results, financial condition or cash flows should such proceedings be resolved unfavorably. Indemnification In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, officers, and certain key employees with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has it been sued in connection with these indemnification arrangements. The Company has indemnification obligations with respect to letters of credit and surety bond primarily used as security against facility leases, utilities infrastructure and other agreements that require securitization. The indemnification obligations were $130.9 million and $72.6 million as of December 31, 2025 and 2024, respectively, for which no liabilities are recorded in the consolidated balance sheets. 135

NOTE 13 - INCOME TAXES The components of loss before provision for (benefit from) income taxes for the years ended December 31, 2025, 2024, and 2023, were as follows (in thousands): Year Ended December 31, 2025 2024 2023 Loss subject to domestic income taxes $ (2,693,686) $ (2,699,739) $ (2,825,820) Loss subject to foreign income taxes (6,698) (13,004) (1,574) Loss before provision for (benefit from) income taxes $ (2,700,384) $ (2,712,743) $ (2,827,394) The Company recorded provision for (benefit from) income taxes in connection with its domestic, state, and foreign subsidiaries for the years ended December 31, 2025, 2024, and 2023, respectively, as follows (in thousands): Year Ended December 31, 2025 2024 2023 Current Federal $ — $ — $ — State 328 — 24 Foreign 2,569 1,339 1,002 Total current tax expense $ 2,897 $ 1,339 $ 1,026 Deferred Federal $ — $ — $ — State — — — Foreign (5,230) (140) — Total deferred tax expense $ (5,230) $ (140) $ — Total provision for (benefit from) income taxes $ (2,333) $ 1,199 $ 1,026 The reconciliation of taxes at the federal statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 in accordance with the guidance in ASU 2023-09 was as follows (in thousands, except percent data): Year Ended December 31, 2025 Amount Percent U.S. federal statutory tax rate $ (567,080) 21.0 % State income taxes, net of federal income tax effect(1) 259 — Foreign tax effects (1,212) — Effect of cross-border tax laws 3,035 (0.1) Tax credits (45,625) 1.7 Changes in valuation allowances 717,016 (26.5) Nontaxable or nondeductible items Tax effects of stock-based compensation(2) 32,859 (1.2) Derivative liability fair value adjustment (130,926) 4.8 Other nontaxable or nondeductible items (10,765) 0.4 Other 106 — Effective tax rate $ (2,333) 0.1% (1) State income taxes in Florida and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category. (2) U.S. stock-based compensation includes nondeductible costs, windfall and shortfall tax benefits, and executive compensation. 136

The reconciliation of taxes at the federal statutory rate to our provision for income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows: Year Ended December 31, 2024 2023 U.S. federal statutory tax rate 21.0% 21.0 % Stock-based compensation (1.6) (1.5) Change in fair value of warrant liability 1.5 0.6 Nondeductible expenses 0.6 (1.5) Tax credits 1.2 0.7 Change in valuation allowance (22.7) (19.3) Effective tax rate — % — % The amount of provision for (benefit from) income taxes differs from the expected benefit due to the impact of the U.S. valuation allowance, as well as income taxes associated with foreign operations. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31, 2025 and 2024, were as follows (in thousands): December 31, 2025 2024 Deferred tax assets: Net operating loss carryforwards $ 2,890,054 $ 1,605,236 Tax credit carryforwards 310,041 192,810 Capitalization of research and development costs 33,154 443,311 Accruals and reserves 299,415 232,487 Inventory 401,809 461,127 Other 177,489 152,886 Total deferred tax assets 4,111,962 3,087,857 Valuation allowance (3,877,614) (2,904,865) Total deferred tax assets, net of valuation allowance 234,348 182,992 Deferred tax liabilities: Depreciation (103,489) (72,023) Right-of-use assets (105,616) (70,890) Tax accounting method change (19,874) (39,939) Total deferred tax liabilities (228,979) (182,852) Deferred tax assets (liabilities), net of valuation allowance $ 5,369 $ 140 The Company does not anticipate foreign earnings would be subject to U.S. taxation upon repatriation. However, distributions of unremitted foreign earnings may be subject to foreign withholding taxes. Accordingly, provisions have not been made on the Company’s basis differences in investments that primarily result from earnings in foreign subsidiaries which are indefinitely reinvested. If recorded, the deferred tax liability associated with indefinitely reinvested basis differences would be immaterial to the financial statements. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and the accumulated deficit, as of December 31, 2025 and 2024, the Company provided a full valuation allowance against its U.S. and state deferred tax assets. The valuation allowance for deferred tax assets was $3,877.6 million and $2,904.9 million, as of December 31, 2025 and 2024, respectively. The valuation allowance on the Company’s net deferred taxes increased by $972.7 million and $767.0 million during the years ended December 31, 2025 and 2024, respectively. 137

The Company had federal, state, and foreign net operating loss carryforwards of $10,833.3 million, $7,797.6 million, and $44.3 million, respectively, as of December 31, 2025, which will begin to expire at various dates beginning in 2027. The Company also had federal and state tax research and development tax credit carryforwards of $205.4 million and $162.5 million, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in 2036, if not utilized. The state research and development tax credit carryforwards do not have an expiration date.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses and certain credits in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses and certain credits may be limited as prescribed under Internal Revenue Code Section 382, which provide for limitations on net operating losses carryforwards and certain built in losses following ownership changes, and Section 383, which provides for special limitations on certain excess credits, etc. (collectively, "IRC Section 382"). Utilization of the carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions, resulting in a reduction in the gross deferral tax assets before considering the valuation allowance. The Company has completed a formal Section 382 study of our equity transactions through December 31, 2020. The study determined that the Company experienced an "ownership change" in 2016, and the Company will not be able to utilize $12.0 million of our U.S. federal net operating loss and $3.0 million of U.S. federal research and development tax credit carryforwards.

On July 4, 2025, the OBBBA was signed into law, introducing significant changes to the U.S. federal income tax code. The OBBBA included provisions that allow for the immediate expensing of domestic research and development expenses and certain capital expenditures, as well as other changes related to the U.S. taxation of profits derived from foreign operations. The Company is electing to fully amortize its previously capitalized domestic research and development expenses in the current year. Due to the Company's full valuation allowance on its U.S. deferred tax assets, the net tax impact of the legislation is immaterial.

**Income Tax Payments**

The Company paid income taxes (net of refunds received) of $4.5 million during the year ended December 31, 2025, which were primarily related to Netherlands and Kingdom of Saudi Arabia.

**Uncertain Tax Positions**

The following table summarizes the activity related to unrecognized tax benefits for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Unrecognized tax benefits—beginning of period | $ 38,523 | $ 140,767 | $ 105,234 |
| Gross increases—prior-period tax positions | 5,166 | — | 539 |
| Gross decreases—prior-period tax positions | (21) | (111,065) | (581) |
| Gross increases—current-period tax positions | 11,731 | 8,904 | 35,575 |
| Gross decrease—current-period tax positions | — | — | — |
| Statute lapse | (25) | (83) | — |
| Unrecognized tax benefits—end of period | $ 55,374 | $ 38,523 | $ 140,767 |

As of December 31, 2025, 2024 and 2023, the total amount of unrecognized tax benefits was $55.4 million, $38.5 million, and $140.8 million, respectively, of which $0.9 million, $0.9 million, and $1.1 million, if recognized for respective periods, would favorably impact the Company's effective tax rate.

Related to the unrecognized tax benefits above, the interest expense and penalty expense recognized as part of provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024, and 2023 were not material. As of December 31, 2025 and 2024, the Company recorded immaterial liability for interest expense and penalties, which was included within other long-term liabilities in the consolidated balance sheets.

The Company files U.S., state, and foreign income tax returns with varying statutes of limitations. The federal, state, and foreign returns statutes of limitations remains open for all years. There are currently no income tax audits underway by U.S., state, or foreign tax authorities.

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## NOTE 14 - NET LOSS PER SHARE

Basic and diluted net loss per share attributable to common stockholders are calculated as follows (in thousands, except share and per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Net loss | $ (2,698,051) | $ (2,713,942) | $ (2,828,420) |
| Accretion of redeemable convertible preferred stock (related party) | (983,648) | (347,610) | — |
| Net loss attributable to common stockholders, basic | (3,681,699) | (3,061,552) | (2,828,420) |
| Interest expense on 2026 Notes | 14,309 | — | — |
| Gain on extinguishment of debt | (121,765) | — | — |
| Net loss attributable to common stockholders, diluted | $ (3,789,155) | $ (3,061,552) | $ (2,828,420) |
| | | | |
| Weighted-average shares outstanding, basic | 311,680,046 | 244,517,654 | 208,177,262 |
| Dilutive effect of 2026 Notes, using if-converted method | 1,720,090 | — | — |
| Weighted-average shares outstanding, diluted | 313,400,136 | 244,517,654 | 208,177,262 |
| | | | |
| **Net loss per share:** | | | |
| Basic | $ (11.81) | $ (12.52) | $ (13.59) |
| Diluted | $ (12.09) | $ (12.52) | $ (13.59) |

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

| | December 31, | | |
|---|---|---|---|
| **Excluded Securities** | 2025 | 2024 | 2023 |
| Private Placement Warrants to purchase common stock | 4,435,000 | 4,435,000 | 4,435,000 |
| Options outstanding to purchase common stock | 2,030,874 | 2,689,410 | 3,291,114 |
| RSUs outstanding | 18,245,165 | 9,698,594 | 5,712,466 |
| Employee stock purchase plan | 5,580,286 | 2,542,538 | 1,411,193 |
| If-converted common shares from 2026 Notes | 372,950 | 3,673,819 | 3,673,819 |
| If-converted common shares from 2030 Notes | 36,666,630 | — | — |
| If-converted common shares from 2031 Notes | 46,846,313 | — | — |
| If-converted common shares from Series A redeemable convertible preferred stock | 32,526,595 | 29,756,739 | — |
| If-converted common shares from Series B redeemable convertible preferred stock | 19,358,849 | 17,710,314 | — |
| Total | 166,062,662 | 70,506,414 | 18,523,592 |

The Capped Call Transactions were also excluded from the computation of diluted net loss per share as they would be anti-dilutive. The 1,738,417, 697,953, and 688,091 shares of common stock equivalents subject to RSUs were excluded from the anti-dilutive table above as the underlying shares remain contingently issuable since the market or corporate and individual performance conditions have not been satisfied as of December 31, 2025, 2024, and 2023, respectively.

## NOTE 15 - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan (the "401(k) Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. The 401(k) Plan provides for a discretionary employer-matching contribution. The matching contribution expense under the Company's 401(k) Plan was not material for the years ended December 31, 2025 and 2024, and nil for the year ended December 31, 2023.

139

NOTE 16 - RELATED PARTY TRANSACTIONS Leases In February 2022, the Company entered into a lease agreement with KAEC, a related party of the PIF, which is an affiliate of Ayar, for its first international manufacturing plant in Saudi Arabia. The lease has an initial term of 25 years expiring in 2047. The right-of-use asset related to this lease was $4.0 million and $4.2 million as of December 31, 2025 and 2024, respectively. The lease liability was $6.5 million and $6.1 million as of December 31, 2025 and 2024, respectively. The right-of-use asset and lease liability were recorded in right-of-use assets and other long-term liabilities in the consolidated balance sheets, respectively. The lease expense recorded for the years ended December 31, 2025, 2024, and 2023 was immaterial. In July 2023, the Company entered into a lease agreement with King Abdullah Financial District Development and Management Company, a subsidiary of the PIF, which is an affiliate of Ayar, for its corporate office in Saudi Arabia. The lease has an initial term of six years expiring in 2029. The right-of-use asset related to this lease was $1.7 million and $2.0 million as of December 31, 2025 and 2024, respectively. The lease liability was $2.4 million as of December 31, 2025 and 2024, respectively. The right-of-use asset and lease liability were recorded in right-of- use assets and primarily in other long-term liabilities in the consolidated balance sheets, respectively. The lease expense recorded for the years ended December 31, 2025, 2024, and 2023 was immaterial. SIDF Loan Agreement In February 2022, Lucid LLC entered into the SIDF Loan Agreement with the SIDF, a related party of the PIF, which is an affiliate of Ayar. Under the SIDF Loan Agreement, SIDF has committed to provide the SIDF Loans to Lucid LLC in an aggregate principal amount of up to SAR 5.19 billion (approximately $1.4 billion); provided that SIDF may reduce the availability of SIDF Loans under the facility in certain circumstances. See Note 6 “Debt” for more information. MISA Agreements In February 2022, Lucid LLC entered into agreements with MISA, a related party of the PIF, which is an affiliate of Ayar, pursuant to which MISA has agreed to provide economic support for certain capital expenditures in connection with Lucid LLC’s on-going design and construction of AMP-2. The support by MISA is subject to Lucid LLC’s completion of certain milestones related to the construction and operation of AMP-2. Following the commencement of construction, if operations at the plant do not commence within 30 months, or if the agreed scope of operations is not attained within 55 months, MISA may suspend availability of subsequent support. Pursuant to the agreements, MISA has the right to require Lucid LLC to transfer the ownership of AMP-2 to MISA, at the fair market value thereof, reduced by an amortized value of the support provided in the event of customary events of default including abandonment or material and chronically low utilization of AMP-2. Alternatively, Lucid LLC is entitled to avoid the transfer of the ownership of AMP-2 by electing to pay such amortized value. The agreements will terminate on the fifteenth anniversary of the commencement of CBU operations at AMP-2 at the latest. During the year ended December 31, 2023, the Company received support of SAR 366 million (approximately $97.5 million) in cash, of which $62.5 million was recorded as deferred liability within other long-term liabilities and $35.0 million was recorded as a deduction in calculating the carrying amount of the related assets in the consolidated balance sheet as of December 31, 2023. As of December 31, 2024, the Company recorded $97.5 million as a deduction in calculating the carrying amount of the related assets in the consolidated balance sheet. During the year ended December 31, 2025, there were no further deductions to the carrying value of the related assets in the consolidated balance sheet. There were no unfulfilled conditions and contingencies attached to the payments received. GIB Facility Agreement In April 2022, Lucid LLC entered into the GIB Facility Agreement with GIB. GIB is a related party of the PIF, which is an affiliate of Ayar. The GIB Facility Agreement provided for two committed revolving credit facilities in an aggregate principal amount of SAR 1.0 billion (approximately $266.1 million). In March 2023, Lucid LLC entered into the 2023 Amended GIB Facility Agreement to combine the two committed revolving credit facilities into a committed SAR 1.0 billion (approximately $266.1 million) 2023 GIB Credit Facility which may be used for general corporate purposes. In February 2025, Lucid LLC entered into the 2025 GIB Credit Facility maturing on February 24, 2028 to increase the credit facility committed amount from SAR 1.0 billion (approximately $266.1 million) to SAR 1.9 billion (approximately $506.6 million). Loans under the 2025 GIB Credit Facility may be used for general corporate purposes. See Note 6 “Debt” for more information. 140

Construction Service Contract Lucid LLC entered into agreements with Al Bawani Company Limited (“Al Bawani”), an affiliate of the PIF, which is an affiliate of Ayar, for certain design and construction services in connection with the development of AMP-2. The capital expenditures incurred to date under these agreements were SAR 2,147.8 million (approximately $572.7 million) and SAR 865.2 million (approximately $230.3 million) as of December 31, 2025 and 2024, respectively. Amounts due to Al Bawani under these agreements was SAR 306.0 million (approximately $81.6 million) as of December 31, 2025 and was recorded within other current liabilities in the consolidated balance sheet. Net advance payments made to Al Bawani under these agreements was SAR 129.6 million (approximately $34.5 million) as of December 31, 2024, and was recorded within other current assets in the consolidated balance sheet. Subscription Agreements In May 2023, the Company entered into the 2023 Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company 26,569,370 shares of common stock at a price per share of $68.30 in a private placement for aggregate net proceeds of $1.8 billion. In June 2023, the Company issued the shares to Ayar pursuant to the 2023 Subscription Agreement and received aggregate net proceeds of $1.8 billion after deducting issuance costs of $2.0 million. See Note 9 “Stockholders’ Equity” for more information. In March 2024, the Company entered into the Series A Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company 100,000 shares of its Series A Redeemable Convertible Preferred Stock for an aggregate purchase price of $1.0 billion in a private placement. Subsequently, in March 2024, the Company issued the shares to Ayar pursuant to the Series A Subscription Agreement and received aggregate net proceeds of $997.6 million after deducting issuance cost of $2.4 million. In August 2024, the Company entered into the Series B Subscription Agreement with Ayar, pursuant to which Ayar agreed to purchase from the Company 75,000 shares of its Series B Redeemable Convertible Preferred Stock for an aggregate purchase price of $750.0 million in a private placement. Subsequently, in August 2024, the Company issued the shares to Ayar pursuant to the Series B Subscription Agreement and received aggregate net proceeds of $749.4 million after deducting issuance costs of $0.6 million. See Note 8 “Redeemable Convertible Preferred Stock” for more information. In October 2024, the Company entered into the 2024 Subscription Agreement, pursuant to which Ayar agreed to purchase from the Company 37,471,793 shares of common stock in a private placement. In addition, Ayar agreed to purchase an additional 2,147,045 shares of common stock. As of October 31, 2024, the Company consummated the private placement of shares to Ayar pursuant to the 2024 Subscription Agreement, at a price per share of $25.91, for aggregate net proceeds of $1,025.7 million after deducting issuance costs of $0.8 million. See Note 9 “Stockholders’ Equity” for more information. Common stock acquired by Ayar under the 2023 Subscription Agreement, 2024 Subscription Agreement, the Redeemable Convertible Preferred Stock acquired by Ayar under the Series A Subscription Agreement and the Series B Subscription Agreement, and the common stock issuable upon conversion thereof are subject to the Investor Rights Agreement, which governs the registration for resale of such common stock and the Redeemable Convertible Preferred Stock. Human Resources Development Fund (“HRDF”) Joint Cooperation Agreements In March 2023 and July 2025, Lucid LLC entered into joint cooperation agreements with HRDF, a related party of the PIF, which is an affiliate of Ayar. Pursuant to the agreements, Lucid LLC will train and develop local personnel in Saudi Arabia, and HRDF agreed to reimburse the Company training related costs in aggregate maximum amounts of SAR 29.3 million (approximately $7.8 million) and SAR 24.7 million (approximately $6.6 million), respectively. The Company received payments of SAR 10.9 million (approximately $2.9 million), SAR 10.9 million (approximately $2.9 million), and SAR 8.8 million (approximately $2.3 million) in cash during the years ended December 31, 2025, 2024, and 2023, respectively. The deferred liability was nil as of December 31, 2025 and 2024, and the Company recorded the remaining deferred liability balance as a deduction to operating expenses in the consolidated statement of operations and comprehensive loss. The deduction recorded to operating expenses in the consolidated statement of operations and comprehensive loss was not material for the years ended December 31, 2025, 2024, and 2023. 141

EV Purchase Agreement In August 2023, Lucid LLC entered into the EV Purchase Agreement with the Government of Saudi Arabia, a related party of the PIF, which is an affiliate of Ayar, as represented by the Ministry of Finance. The EV Purchase Agreement supersedes the letter of undertaking that Lucid LLC entered into in April 2022. Pursuant to the terms of the EV Purchase Agreement, the Purchaser may purchase up to 100,000 vehicles, with a minimum purchase quantity of 50,000 vehicles and an option to purchase up to an additional 50,000 vehicles during a ten-year period. Under the EV Purchase Agreement, the Purchaser may reduce the minimum vehicle purchase quantity by the number of vehicles set out in any purchase order not accepted by us or by the number of any vehicles that Lucid LLC fails to deliver within six months from the date of the applicable purchase order. The Purchaser also has sole and absolute discretion to decide whether to exercise the option to purchase the additional 50,000 vehicles. The Company recognized net vehicle sales amount of SAR 540.2 million (approximately $144.0 million), SAR 654.6 million (approximately $174.2 million), and SAR 163.9 million (approximately $43.7 million) during the years ended December 31, 2025, 2024, and 2023, respectively. The deferred revenue from the vehicle sales was primarily related to OTA and was recorded within other current liabilities and other long-term liabilities in the consolidated balance sheets. As of December 31, 2025 and 2024, the deferred revenue balance was not material. The Company recorded amounts due from the Purchaser of SAR 452.1 million (approximately $120.5 million) and SAR 217.6 million (approximately $57.9 million) in accounts receivable, net in the consolidated balance sheets as of December 31, 2025 and 2024, respectively. See “Vehicle Sales without Residual Value Guarantee” section under Note 2 “Summary of Significant Accounting Policies” for the revenue recognition policies. Implementation Agreement with Aston Martin In June 2023, the Company entered into the Implementation Agreement with Aston Martin, a related party of the PIF, which is an affiliate of Ayar, under which the Company and Aston Martin have established a long-term strategic technology and supply arrangement. On November 6, 2023, in connection with the commencement of the Strategic Technology Arrangement, the Company received technology access fees in 28,352,273 ordinary shares of Aston Martin and the first cash installment of $33.0 million. These shares were initially measured at a fair value of $73.2 million. As of December 31, 2025 and 2024, the Company remeasured the shares and recorded fair values of $24.3 million and $37.8 million within long-term investments in the consolidated balance sheets, respectively. The Company will receive the remaining cash payments of $99 million phased over a period of three years. Aston Martin has also committed to an effective minimum spend with the Company on powertrain components of $225 million. In connection with the Strategic Technology Arrangement, the Company will also receive an aggregate of $10 million for integration service fees phased over a period of three years, of which the Company received $5.8 million from inception through December 31, 2025. As of December 31, 2025, the Company recorded accounts receivable of $2.8 million. There were immaterial accounts receivable as of December 31, 2024. The Company accounts for technology access, integration service, and supply arrangement as a single performance obligation and recognizes revenue related to technology access and integration service based on estimated units of delivery under the supply arrangement. As of December 31, 2025 and 2024, the Company recorded $114.8 million and $112.7 million as deferred revenue primarily within other long-term liabilities in the consolidated balance sheets, respectively. DDTL Credit Facility In August 2024, the Company entered into a $750.0 million five year DDTL Credit Facility with Ayar, which may be used for working capital and general corporate purposes. In November 2025, the Company increased the aggregate principal amount of the DDTL Credit Facility from $750.0 million to $1.98 billion. See Note 6 “Debt” for more information. Time Deposit The Company purchases time deposits with GIB from time-to-time. GIB is a related party of the PIF, which is an affiliate of Ayar. As of December 31, 2025 and 2024, the Company recorded time deposit balance of $50.0 million and $15.0 million within short-term investments, and nil and $20.0 million within long-term investments in the consolidated balance sheets, respectively. See Note 5 “Fair Value Measurements and Financial Instruments” for more information. Ayar Prepaid Forward Transactions In connection with the pricing of the 2030 Notes, Ayar entered into a privately negotiated prepaid forward transaction with the Forward Counterparty, pursuant to which Ayar will purchase approximately $430.0 million of the Company’s common stock with delivery expected to occur on or about the maturity date for the 2030 Notes, subject to the ability of the Forward Counterparty to elect to settle all or a portion of the prepaid forward transaction early. The periodic fee incurred associated with the prepaid forward transaction was not material for the year ended December 31, 2025. See Note 6 “Debt” for more information. 142

In connection with the pricing of the 2031 Notes, Ayar entered into a privately negotiated prepaid forward transaction with the Forward Counterparty, pursuant to which Ayar will purchase approximately $636.7 million of the Company's common stock with delivery expected to occur on or about the maturity date for the 2031 Notes, subject to the ability of the Forward Counterparty to elect to settle all or a portion of the prepaid forward transaction early. The periodic fee incurred associated with the prepaid forward transaction was not material for the year ended December 31, 2025. See Note 6 "Debt" for more information.

## NOTE 17 - SEGMENT REPORTING

The Company operates in one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company's CODM is its Chief Executive Officer. The Company derives segment revenue primarily from the sale of EVs to customers, and the Company's reported measure of the segment's profit or loss is the consolidated net loss reported in the consolidated statements of operations and comprehensive loss. The CODM uses the consolidated net loss for monitoring actual results to assess the Company's financial performance. The Company's CODM does not evaluate its reportable segment using asset information.

The disaggregation of the Company's revenue by geographic area based on the sales location where the sales originated was as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| North America[1] | $ 1,166,729 | $ 598,022 | $ 521,991 |
| Middle East[2] | 163,556 | 194,052 | 58,993 |
| Other international | 23,505 | 15,758 | 14,287 |
| Total revenue | $ 1,353,790 | $ 807,832 | $ 595,271 |

[1] United States revenue was $1,142.4 million, $587.3 million, and $511.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.
[2] Kingdom of Saudi Arabia revenue was $161.8 million and $191.1 million for the years ended December 31, 2025 and 2024. Middle East represented revenue from Kingdom of Saudi Arabia for the year ended December 31, 2023.

The following table included information about reported segment revenue, segment profit or loss, and significant segment expenses (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Revenue | $ 1,353,790 | $ 807,832 | $ 595,271 |
| Less: | | | |
| Cost of revenue - excluding LCNRV and provision for warranty | (1,723,522) | (993,154) | (935,118) |
| Cost of revenue - LCNRV | (815,666) | (617,446) | (926,898) |
| Cost of revenue - provision for warranty | (70,988) | (120,343) | (74,050) |
| Research and development expenses | (1,211,397) | (1,176,453) | (937,012) |
| Selling, general, and administrative expenses | (1,033,970) | (900,952) | (797,235) |
| Restructuring charges | — | (20,304) | (24,546) |
| Change in fair value of common stock warrant liability | 19,514 | 34,150 | 86,926 |
| Change in fair value of equity securities | (15,785) | (43,057) | 5,999 |
| Change in fair value of derivative liabilities associated with redeemable convertible preferred stock (related party) | 623,225 | 155,350 | — |
| Gain on extinguishment of debt | 121,765 | — | — |
| Interest income | 156,443 | 213,026 | 204,274 |
| Interest expense | (95,101) | (32,923) | (24,915) |
| Other expense, net | (8,692) | (18,469) | (90) |
| Benefit from (provision for) income taxes | 2,333 | (1,199) | (1,026) |
| Segment net loss | (2,698,051) | (2,713,942) | (2,828,420) |
| Consolidated net loss | $ (2,698,051) | $ (2,713,942) | $ (2,828,420) |

143

Depreciation and amortization expenses were $451.2 million, $295.3 million, and $233.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. The long-lived assets by geographic area were as follows (in thousands): December 31, 2025 December 31, 2024 United States $ 3,487,142 $ 3,314,720 Foreign(1) 732,964 159,778 Total long-lived assets $ 4,220,106 $ 3,474,498 (1) Kingdom of Saudi Arabia long-lived assets balance was $658.6 million as of December 31, 2025. No individual foreign country had more than 10% of the total long-lived assets balance as of December 31, 2024. NOTE 18 – SUBSEQUENT EVENT In connection with the preparation of the consolidated financial statements for the year ended December 31, 2025, the Company evaluated subsequent event and concluded there were no subsequent event that required recognition in the consolidated financial statements. On February 20, 2026, the Company announced a reduction of its current U.S. workforce that intended to align with its long-term operating goals as it focuses on the start of production of its Midsize platform, expansion into the robotaxi market and development of ADAS technologies, as well as the sale and distribution of its current models in existing and new geographies. The Company expects to substantially complete the Plan by the end of the second quarter of 2026, subject to local law and consultation requirements. As a result of the Plan, the Company expects to incur total restructuring charges of approximately $40 million to $42 million, primarily related to severance payments, employee benefits, and employee transition. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Not applicable. 144

Item 9A. Controls and Procedures. Evaluation of Disclosure Controls and Procedures Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation, our principal executive officer and principal financial officer concluded that as of December 31, 2025, our disclosure controls and procedures are designed to, and are effective to, provide reasonable assurance that the information we are required to disclose in reports we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management’s Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Our management, under the supervision of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of Part II of this Annual Report on Form 10-K. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Limitations on Effectiveness of Controls and Procedures In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Item 9B. Other Information. None of the Company’s directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2025, as such terms are defined under Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. Not applicable. 145

PART III Item 10. Directors, Executive Officers and Corporate Governance. Certain information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the solicitation of proxies for the Company’s 2026 annual meeting of stockholders, and is incorporated herein by reference. The Company is committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted an Insider Trading Policy that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. Under this policy, directors, officers and other employees and contractors of the Company and its subsidiaries and other persons who may have access to material nonpublic information are prohibited from engaging in certain transactions relating to Company securities. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached as Exhibit 19.1 to our annual report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025. Item 11. Executive Compensation. The information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2025, and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2025, and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2025, and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services. The information required by this Item will be included in the Company’s Proxy Statement to be filed with the SEC within 120 days after December 31, 2025, and is incorporated herein by reference. 146

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

(a)(1) The financial statements filed as part of this Annual Report are listed in Item 8 of this Annual Report.

(a)(2) No financial statement schedules are required to be filed as part of this Annual Report because all such schedules have been omitted. Such omission has been made on the basis that information is provided in the financial statements, or in the related notes thereto, in Item 8 of this Annual Report or is not required to be filed as the information is not applicable.

(a)(3) The exhibits listed on the Exhibit Index to this Annual Report are incorporated herein by reference.

## EXHIBIT INDEX

| | | Incorporation by Reference | | | | |
|---|---|---|---|---|---|---|
| Exhibit Number | | Form | File Number | Filing Date | Exhibit Number | Filed Herewith |
| 2.1 | Agreement and Plan of Merger, dated as of February 22, 2021, by and among Churchill Capital Corp IV, Air Merger Sub, Inc., and Atieva, Inc. | 8-K | 001-39408 | July 26, 2021 | 2.1 | |
| 3.1 | Third Amended and Restated Certificate of Incorporation | 8-K | 001-39408 | April 25, 2023 | 3.1 | |
| 3.2 | Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation, dated August 29, 2025 | 8-K | 001-39408 | September 2, 2025 | 3.1 | |
| 3.3 | Second Amended and Restated Bylaws | 8-K | 001-39408 | March 3, 2023 | 3.2 | |
| 4.1 | Specimen Class A Common Stock Certificate of Lucid Group, Inc. | 8-K | 001-39408 | July 26, 2021 | 4.1 | |
| 4.2 | Specimen Warrant Certificate (included as Exhibit A to Exhibit 4.2 herewith) | 8-K | 001-39408 | August 4, 2020 | 4.1 | |
| 4.3 | Warrant Agreement, dated July 29, 2020, between Continental Stock Transfer & Trust Company and Churchill Capital Corp IV | 8-K | 001-39408 | August 4, 2020 | 4.1 | |
| 4.4 | Indenture, dated as of December 14, 2021, between Lucid Group, Inc. and U.S. Bank National Association, as trustee | 8-K | 001-39408 | December 14, 2021 | 4.1 | |
| 4.5 | Indenture, dated as of April 8, 2025, between Lucid Group, Inc. and U.S. Bank Trust Company, National Association, as trustee. | 8-K | 001-39408 | April 8, 2025 | 4.1 | |
| 4.6 | Indenture, dated as of November 17, 2025, between Lucid Group, Inc. and U.S. Bank Trust Company, National Association, as trustee. | 8-K | 001-39408 | November 17, 2025 | 4.1 | |
| 4.7 | Form of certificate representing the 1.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.5 herewith) | 8-K | 001-39408 | December 14, 2021 | 4.1 | |
| 4.8 | Certificate of Designations of Series A Convertible Preferred Stock of Lucid Group, Inc. | 8-K | 001-39408 | March 29, 2024 | 3.1 | |
| 4.9 | Certificate of Designations of Series B Convertible Preferred Stock of Lucid Group, Inc. | 8-K | 001-39408 | August 19, 2024 | 3.1 | |
| 4.10 | Description of Registrant's Securities | | | | | X |
| 10.1^ | Form of Indemnification Agreement | S-4/A | 333-254543 | May 14, 2021 | 10.22 | |
| 10.2^ | Lucid Group, Inc. 2021. Performance Bonus Plan | 8-K | 001-39408 | July 26, 2021 | 10.25 | |
| 10.3^ | Lucid Group, Inc. 2021 Executive Severance Benefit Plan and Summary Plan Description | 8-K | 001-39408 | July 26, 2021 | 10.26 | |
| 10.4^ | Form of Participation Agreement under the Lucid Group, Inc. 2021 Executive Severance Benefit Plan | 8-K | 001-39408 | July 26, 2021 | 10.27 | |
| 10.5^ | Lucid Group, Inc. Amended and Restated 2021 Stock Incentive Plan (including the Lucid Group, Inc. 2021 Employee Stock Purchase Plan, attached thereto) | S-8 | 333-279973 | June 5, 2024 | 99.1 | |
| 10.6^ | Form of Stock Option Agreement under the Second Amended and Restated 2021 Stock Incentive Plan | 10-Q | 001-39408 | November 7, 2023 | 10.2 | |
| 10.7^ | Form of PSU Agreement under the Second Amended and Restated 2021 Stock Incentive Plan | 10-Q | 001-39408 | November 7, 2023 | 10.3 | |
| 10.8^ | Form of RSU Agreement under the Second Amended and Restated 2021 Stock Incentive Plan | 10-Q | 001-39408 | November 7, 2023 | 10.4 | |
| 10.9 | Investor Rights Agreement, dated as of February 22, 2021, by and among Churchill Capital Corp IV, Ayar Third Investment Company, Churchill Sponsor IV LLC and the other parties named therein | 8-K | 001-39408 | February 23, 2021 | 10.1 | |

147

| | | | | | |
|---|---|---|---|---|---|
| 10.10 | Amendment No. 1 to the Investor Rights Agreement, dated November 8, 2022, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto | 8-K | 001-39408 | November 8, 2022 | 10.2 |
| 10.11 | Amendment No. 2 to the Investor Rights Agreement, dated May 31, 2023, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto | 8-K | 001-39408 | June 5, 2023 | 10.2 |
| 10.12 | Amendment No. 3 to the Investor Rights Agreement, dated March 29, 2024, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto | 8-K | 001-39408 | March 29, 2024 | 10.1 |
| 10.13 | Amendment No. 4 to the Investor Rights Agreement, dated August 16, 2024, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto | 8-K | 001-39408 | August 19, 2024 | 10.1 |
| 10.14 | Amendment No. 5 to the Investor Rights Agreement, dated October 16, 2024, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto | 10-K | 001-39408 | February 25, 2025 | 10.14 |
| 10.15 | Amendment No. 6 to the Investor Rights Agreement, dated November 11, 2025, between Lucid Group, Inc. and Ayar Third Investment Company. | 8-K | 001-39408 | November 17, 2025 | 10.1 |
| 10.16 | Form of Subscription Agreement | 8-K | 001-39408 | February 23, 2021 | 10.2 |
| 10.17 | Amended and Restated Sponsor Agreement, dated as of February 22, 2021, by and among Churchill Capital Corp IV, Churchill Sponsor IV LLC, and Michael Klein, Lee Jay Taragin, Glenn R. August, William J. Bynum, Bonnie Jonas, Mark Klein, Malcom S. McDermid and Karen G. Mills | 8-K | 001-39408 | February 23, 2021 | 10.3 |
| 10.18 | Promissory Note, dated as of February 22, 2021, by and between Churchill Capital Corp IV and Churchill Sponsor IV LLC | 8-K | 001-39408 | February 23, 2021 | 10.4 |
| 10.19^ | Form of Option Agreement under the Lucid Group, Inc. 2021 Stock Incentive Plan | S-4 | 333-254543 | March 22, 2021 | 10.6 |
| 10.20^ | Form of RSU Agreement under the Lucid Group, Inc. 2021 Stock Incentive Plan | S-4 | 333-254543 | March 22, 2021 | 10.7 |
| 10.23^ | Atieva, Inc. 2014 Share Plan, as amended January 11, 2021 | S-4 | 333-254543 | March 22, 2021 | 10.10 |
| 10.24^ | Form of Amended and Restated Notice of Share Option Grant under the Atieva, Inc. 2014 Share Plan | S-4 | 333-254543 | March 22, 2021 | 10.11 |
| 10.25^ | Atieva, Inc. 2021 Stock Incentive Plan, as amended February 22, 2021 | S-4 | 333-254543 | March 22, 2021 | 10.12 |
| 10.26^ | Form of Stock Option Agreement under the Atieva, Inc. 2021 Stock Incentive Plan | S-4 | 333-254543 | March 22, 2021 | 10.13 |
| 10.27^ | Form of RSU Agreement under the Atieva, Inc. 2021 Stock Incentive Plan | S-4 | 333-254543 | March 22, 2021 | 10.14 |
| 10.28^ | Form of RSU Agreement under the Atieva, Inc. 2021 Stock Incentive Plan (for Rule 144 Affiliates) | S-4 | 333-254543 | March 22, 2021 | 10.15 |
| 10.29^ | Atieva USA, Inc. Severance Benefit Plan | S-4 | 333-254543 | March 22, 2021 | 10.16 |
| 10.30^ | Notice of Restricted Stock Unit Grant, dated March 27, 2021 | S-4/A | 333-254543 | May 14, 2021 | 10.24 |
| 10.31^ | Offer of Employment to Gagan Dhingra, dated October 29, 2021 | 10-K | 001-39408 | February 28, 2022 | 10.27 |
| 10.32^ | Offer of Promotion to Gagan Dhingra, dated January 27, 2025 | 10-K | 001-39408 | February 25, 2025 | 10.36 |
| 10.33^ | Offer of Employment to Marc Winterhoff, dated November 7, 2023 | 10-K | 001-39408 | February 27, 2024 | 10.31 |
| 10.34^ | Offer of Promotion to Marc Winterhoff, dated February 21, 2025 | 10-Q | 001-39408 | May 6, 2025 | 10.3 |
| 10.35^ | Offer of Employment to Taoufiq Boussaid, dated November 15, 2024 | 10-K | 001-39408 | February 25, 2025 | 10.35 |
| 10.36^ | Amendment to Offer of Employment to Taoufiq Boussaid, dated January 20, 2026 | 8-K | 001-39408 | January 23, 2026 | 10.1 |
| 10.37^ | Transition Agreement between Lucid Group, Inc. and Peter Rawlinson, dated February 21, 2025 | 10-Q | 001-39408 | May 6, 2025 | 10.2 |
| 10.38# | Loan Agreement, dated as of February 27, 2022, between Lucid LLC and Saudi Industrial Development Fund (English version only) | 10-Q | 001-39408 | May 5, 2022 | 10.1 |

148

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.39# | Side Letter to Loan Agreement, dated as of February 27, 2022, between Lucid LLC and Saudi Industrial Development Fund (English version only) | 10-Q | 001-39408 | May 5, 2022 | 10.2 | |
| 10.40 | Letter of Undertaking, dated as of April 20, 2022, between Lucid LLC and Ministry of Finance of the Kingdom of Saudi Arabia (English version only) | 10-Q | 001-39408 | May 5, 2022 | 10.3 | |
| 10.41 | Credit Agreement, dated as of June 9, 2022, by and among Lucid Group, Inc., as the Borrower Representative, the other Borrowers party thereto from time to time, the Lenders and Issuing Banks from time to time party thereto and Bank of America, N.A., as Administrative Agent | 8-K | 001-39408 | June 15, 2022 | 10.1 | |
| 10.42 | Amendment No. 1 to Credit Agreement, dated as of June 7, 2024, between Lucid Group, Inc., as the Borrower Representative, and Bank of America, N.A., as Administrative Agent | 10-Q | 001-39408 | August 5, 2024 | 10.2 | |
| 10.43 | Credit Agreement, dated as of August 4, 2024, between Lucid Group, Inc. and Ayar Third Investment Company, as the sole lender and Administrative Agent | 8-K | 001-39408 | August 5, 2024 | 10.2 | |
| 10.44 | Amendment No. 1 to Credit Agreement, dated November 4, 2025, among Lucid Group, Inc., and Ayar Third Investment Company, as the sole lender and administrative agent | 8-K | 001-39408 | November 5, 2025 | 10.1 | |
| 10.45 | Facilities Letter, entered into as of April 29, 2022, between Lucid LLC and Gulf International Bank Saudi Arabia (English version only) | 10-Q | 001-39408 | August 3, 2022 | 10.2 | |
| 10.46 | Amendment to the Credit Facility Agreement, entered into on February 24, 2025 between Lucid LLC and Gulf International Bank Saudi Arabia (English version only) | 10-Q | 001-39408 | May 6, 2025 | 10.1 | |
| 10.47 | Amendment to the Credit Facility Agreement, entered into on March 12, 2023 between Lucid LLC and Gulf International Bank Saudi Arabia (English version only) | 10-Q | 001-39408 | May 8, 2023 | 10.1 | |
| 10.48 | Lease and Option to Purchase between Pinal County, as landlord, and Lucid USA, Inc., as tenant, dated August 10, 2022 | 10-Q | 001-39408 | November 8, 2022 | 10.1 | |
| 10.49 | Subscription Agreement, dated March 24, 2024, between Lucid Group, Inc. and Ayar Third Investment Company | 8-K | 001-39408 | March 25, 2024 | 10.1 | |
| 10.50# | Subscription Agreement, dated August 4, 2024, between Lucid Group, Inc. and Ayar Third Investment Company | 8-K | 001-39408 | August 5, 2024 | 10.1 | |
| 10.51# | Implementation Agreement, dated June 26, 2023, by and among Lucid Group, Inc., Atieva, Inc., Lucid Group Technologies, LLC, Aston Martin Lagonda Global Holdings plc and Aston Martin Lagonda Limited | 10-Q | 001-39408 | August 7, 2023 | 10.4 | |
| 10.52 | Electric Vehicle Purchase Agreement, dated August 7, 2023, between the Government of the Kingdom of Saudi Arabia (as Represented by the Ministry of Finance) and Lucid LLC. | 10-Q | 001-39408 | November 7, 2023 | 10.1 | |
| 10.53# | Interim Supply Agreement, dated June 26, 2023, by and among Lucid Group Technologies, LLC, Atieva, Inc., and Aston Martin Lagonda Limited. | 10-K | 001-39408 | February 27, 2024 | 10.49 | |
| 10.54 | Form of Capped Call Confirmation. | 8-K | 001-39408 | April 8, 2025 | 10.1 | |
| 10.55#* | Vehicle Production Agreement, dated July 16, 2025, by and between Lucid Group, Inc. and Uber Technologies, Inc. | 8-K | 001-39408 | July 17, 2025 | 10.1 | |
| 10.56 | Subscription Agreement, dated July 16, 2025, by and between Lucid Group, Inc. and SMB Holding Corporation. | 8-K | 001-39408 | July 17, 2025 | 10.2 | |
| 10.57 | First Amendment to Subscription Agreement, dated September 2, 2025, by and between Lucid Group, Inc. and SMB Holding Corporation | 10-Q | 001-39408 | November 5, 2025 | 10.3 | |
| 19.1 | Lucid Group, Inc. Insider Trading Policy | 10-K | 001-39408 | February 25, 2025 | 19.1 | |
| 21.1 | List of Significant Subsidiaries of Lucid Group, Inc. | | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm (KPMG LLP). | | | | | X |
| 31.1 | Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended | | | | | X |
| 31.2 | Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended | | | | | X |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 97.1 | Lucid Group, Inc. Compensation Recoupment Policy | 10-K | 001-39408 | February 27, 2024 | 97.1 | |

149

101.INS Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document) X 101.SCH Inline XBRL Taxonomy Schema Linkbase Document X 101.CAL Inline XBRL Taxonomy Calculation Linkbase Document X 101.DEF Inline XBRL Taxonomy Definition Linkbase Document X 101.LAB Inline XBRL Taxonomy Labels Linkbase Document X 101.PRE Inline XBRL Taxonomy Presentation Linkbase Document X 104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) X ^ Indicates management contract or compensatory plan # Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv). * Schedules have been redacted in accordance with Item 601(a)(5) of Regulation S-K. Item 16. Form 10-K Summary. None. 150

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. LUCID GROUP, INC. Date: February 24, 2026 By: /s/ Taoufiq Boussaid Taoufiq Boussaid Chief Financial Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated: Date: February 24, 2026 By: /s/ Marc Winterhoff Marc Winterhoff Interim Chief Executive Officer (Principal Executive Officer) Date: February 24, 2026 By: /s/ Taoufiq Boussaid Taoufiq Boussaid Chief Financial Officer (Principal Financial Officer) Date: February 24, 2026 By: /s/ Gagan Dhingra Gagan Dhingra Principal Accounting Officer Date: February 24, 2026 By: /s/ Turqi Alnowaiser Turqi Alnowaiser Director Date: February 24, 2026 By: /s/ Douglas Grimm Douglas Grimm Director Date: February 24, 2026 By: /s/ Lisa M. Lambert Lisa M. Lambert Director Date: February 24, 2026 By: /s/ Andrew Liveris Andrew Liveris Director Date: February 24, 2026 By: /s/ Nichelle Maynard-Elliott Nichelle Maynard-Elliott Director Date: February 24, 2026 By: /s/ Chabi Nouri Chabi Nouri Director 151

Date: February 24, 2026 By: /s/ Ori Winitzer Ori Winitzer Director Date: February 24, 2026 By: /s/ Janet S. Wong Janet S. Wong Director 152